NO ACT

PE

12-29-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

09035364

Received SEC
FEB 26 2009
Washington, DC 20549

February 26, 2009

Andrew A. Gerber
Hunton & Williams LLP
Bank of America Plaza
Suite 3500
101 South Tryon Street
Charlotte, NC 28280

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-26-09

Re: Bank of America Corporation
Incoming letter dated December 29, 2008

Dear Mr. Gerber:

This is in response to your letters dated December 29, 2008 and January 26, 2009 concerning the shareholder proposals submitted to Bank of America by Kenneth Steiner, Nick Rossi, William Steiner, and Ray T. Chevedden. We also have received a letter from Nick Rossi dated January 24, 2009, a letter from Ray T. Chevedden dated January 25, 2009, and letters on the proponents' behalf dated January 2, 2009, January 15, 2009, January 24, 2009, January 26, 2009, January 27, 2009, January 28, 2009, and January 29, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

February 26, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank of America Corporation
Incoming letter dated December 29, 2008

The first proposal relates to compensation. The second proposal relates to cumulative voting. The third proposal relates to an independent lead director. The fourth proposal relates to special meetings.

We are unable to concur in your view that Bank of America may exclude the first proposal under rules 14a-8(b) and 14a-8(f). Accordingly, we do not believe that Bank of America may omit the first proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We are unable to concur in your view that Bank of America may exclude the first proposal under rule 14a-8(c). Accordingly, we do not believe that Bank of America may omit the first proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that Bank of America may exclude the second proposal under rules 14a-8(b) and 14a-8(f). Accordingly, we do not believe that Bank of America may omit the second proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We are unable to concur in your view that Bank of America may exclude the second proposal under rule 14a-8(c). Accordingly, we do not believe that Bank of America may omit the second proposal from its proxy materials in reliance on rule 14a-8(c).

On February 2, 2009, we issued our response expressing our informal view that Bank of America could exclude the third proposal from its proxy materials in reliance on rule 14a-8(i)(3). Accordingly, we have not found it necessary to address the alternative bases for omission of the third proposal upon which Bank of America relies.

We are unable to concur in your view that Bank of America may exclude the fourth proposal under rules 14a-8(b) and 14a-8(f). Accordingly, we do not believe that Bank of America may omit the fourth proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We are unable to concur in your view that Bank of America may exclude the fourth proposal under rule 14a-8(c). Accordingly, we do not believe that Bank of America may omit the fourth proposal from its proxy materials in reliance on rule 14a-8(c).

Sincerely,

Carmen Moncada-Terry
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 29, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 7 Bank of America Corporation (BAC)
Rule 14a-8 Proposals by Ray T. Chevedden, William Steiner, Kenneth Steiner and Nick Rossi

Ladies and Gentlemen:

This responds to the December 29, 2008 no action request by Hunton & Williams in which the company at least did not give the proponents timely notification of a purported key issue.

Attached is a January 28, 2009 McClatchy Washington Bureau article. The article states:
"Now Bank of America shareholder Kenneth Steiner has filed a proposal with BofA in an effort to get the bank to join telecommunications provider Verizon and insurer AFLAC in adopting such a [say on pay] system."

Kenneth Steiner is quoted:
"It's disgraceful that executives walk away with millions and millions of dollars, but shareholders like me lost 90 percent of their value and they're laying off tens of thousands of people."

Additional responses to this no action request will be forwarded.

Sincerely,

John Chevedden

cc:
Ray T. Chevedden
William Steiner
Kenneth Steiner
Nick Rossi

Alice A. Herald <Alice.Herald@bankofamerica.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 28, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 6 Bank of America Corporation (BAC)
Rule 14a-8 Proposals by Ray T. Chevedden, William Steiner, Kenneth Steiner and Nick Rossi

Ladies and Gentlemen:

This responds to the December 29, 2008 no action request by Hunton & Williams in which the company at least did not give the proponents timely notification of a purported key issue.

In *Sempra Energy* (February 29, 2000) Sempra failed to obtain concurrence under similar circumstances (emphasis added):
The revised Ray and Veronica Chevedden proposal relates to reinstating simple majority vote on all matters that are submitted to shareholder vote. The Rossi proposal relates to electing the entire board of directors each year.

We are unable to concur in your view that Sempra may exclude the proposals under rule 14a-8(b). Accordingly, we do not believe that Sempra may omit the proposals from its proxy materials in reliance on rule 14a-8(b).

We are unable to concur in your view that Sempra may exclude the proposals under rule 14a-8(c). Accordingly, we do not believe that Sempra may omit the proposals from its proxy materials in reliance on rule 14a-8(c).

In the following 1995 Staff Reply Letter, RJR Nabisco Holdings did not meet its burden to establish that proponents of separate proposals to the same company, were under the control of a third party or of each other (emphasis added):

STAFF REPLY LETTER

December 29, 1995

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: RJR Nabisco Holdings Corp. (the "Company")
Incoming letters dated December 1 and 6, 1995

The first proposal recommends that the board of directors adopt a policy against entering into future agreements with officers and directors of this corporation which provide compensation contingent on a change of control without shareholder approval. The second proposal recommends (i) that all future non-employee directors not be granted pension benefits and (ii) current non-employee directors voluntarily relinquish their pension benefits. The third proposal recommends that the board of directors take the necessary steps to ensure that from here forward all non-employee directors should receive a minimum of fifty percent of their total compensation in the form of company stock which cannot be sold for three years.

The Division is unable to concur with your position that the proponents have failed to present evidence of their eligibility to make a proposal to the Company pursuant to Rule 14a-8. In this regard, the staff notes that each of the proponents has presented the Company with such evidence. Accordingly, we do not believe that the Company may rely on rule 14a-8(a)(1) as a basis for omitting the proposals.

The Division is unable to concur in your view that the proposals may be omitted in reliance on Rule 14a-8(a)(4). In the staff's view the Company has not met its burden of establishing that the proponents are acting on behalf of, under the control of, or alter ego of the Investors Rights Association of America. Accordingly, we do not believe that Rule 14a-8(a)(4) may be relied on as a basis for omitting the proposals from the Company's proxy materials.

The Division is unable to concur in your view that the second proposal or supporting statement may be omitted under Rule 14a-8(c)(3) as false and misleading or vague and indefinite. Accordingly, the Company may not rely on Rule 14a-8(c)(3) as a basis for omitting the second proposal from its proxy material.

Sincerely,

Andrew A. Gerber
Attorney-Advisor

It is interesting to note that some of the words and phrases in this failed RJR Nabisco no action request show up in 2009 no action requests, but of course this precedent is never cited.

This is an additional precedent in favor of proponents:

Avondale Industries, Inc. (February 28, 1995) company allegation:
"On December 6, 1994, Mr. Thomas Kitchen, Secretary of the Company received by hand delivery five identical cover letters, each dated December 5, 1994, from Messrs. Preston Jack, Steve Rodriguez, Donald Mounsey, Roger McGee, Sr. and Angus Fountain, in which each announced his intent to present a shareholder proposal (for a total of five proposals), accompanied by a supporting statement, to a vote of the Company's shareholders at the Company's 1995 Annual Meeting. All five letters were enclosed in a single envelope bearing the return address of Robein, Urann & Lurye, legal counsel for the Union. It is the Company's contention that the five proposals are being submitted by the Union through these five nominal proponents and therefore exceed the one proposal limit of Rule 14a-8."

Avondale Industries, Inc. (February 28, 1995) Staff Response Letter (emphasis added):
"The Division is unable to concur in your view that the proposals may be omitted in reliance on Rule 14a-8(a) (4). In the staff's view, taking into account Mr. Edward Durkin's letter of February 6, 1995, ***the Company has not met its burden of establishing that the proponents are the alter ego of the union.*** Accordingly, we do not believe that Rule 14a-8(a) (4) may be relied on as a basis for omitting the proposal from the Company's proxy materials."

Additional responses to this no action request will be forwarded.

Sincerely,

John Chevedden

cc:
Ray T. Chevedden
William Steiner
Kenneth Steiner
Nick Rossi

Alice A. Herald <Alice.Herald@bankofamerica.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 27, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 5 Bank of America Corporation (BAC)
Rule 14a-8 Proposals by Ray T. Chevedden, William Steiner, Kenneth Steiner and Nick Rossi

Ladies and Gentlemen:

The company representative's January 26, 2009 letter does not reiterate its earlier request for a waiver of a rule 14a-8 deadline for the company on notifying the proponents of a purported deficiency that apparently took the company more than one-half a decade to recognize.

The company representative's argument is that its piling-up of old distantly related purported precedents should win out over 2008 precedents that are on-point. Although it is believed that the company was well aware of arguably the best precedents on this issue, *AT&T* (February 19, 2008) and *The Boeing Company* (February 20, 2008), neither precedent is addressed. The company representative's tactic appears to be to highlight the purported precedents which are the most distant from *AT&T* and *The Boeing Company.*

The company representative failed to take its opportunity to explain any reason it would object to *AT&T* (February 19, 2008) and *The Boeing Company* (February 20, 2008). Thus any company representative attempt now to address *AT&T* (February 19, 2008) and *The Boeing Company* (February 20, 2008) arguably should be treated with prejudice.

The company representative also fails to note that *AT&T* (February 19, 2008) and *The Boeing Company* are consistent with a number of no action precedents for a number of years that most closely resemble *AT&T* and *The Boeing Company.*

The company representative also failed to address that it is attempting to exclude from the rule 14a-8 proposal process William Steiner, who was the founder of the Investor Rights Association of America according to an April 4, 1996 Wall Street Journal article.

Mr. Steiner was active in submitting shareholder proposals long before he met the undersigned. Mr. Steiner was also active in submitting shareholder proposals years before the undersigned submitted his first proposal.

A 1996 *Los Angeles Times* article on corporate governance quoted Kenneth Steiner four-times and a 2004 *Wall Street Journal* article focused on the corporate governance expertise and accomplishments of Nick Rossi and the Rossi family.

The company representative cites a few words from the 1948 release about "personal ends" and does not cite any personal connection that any of the individual proponents or the undersigned have to the company or explain how a proposal that received 44% support at Bank of America in 2008 could possibly reflect a personal end not shared by a significant body of shareholders.

The company representative highlights the section of the 1983 Release regarding issuer costs but does not address the fact that this is greatly reduced today since shareholders receive electronic copies of proxy materials.

The company representative provides no exhibit of purported articles on the issue of the person who is credited as the proponent. In one article cited, but not produced, the company incorrectly claims that a person who presented proposals at an annual meeting is the proponent of all the proposals he presented.

The company representative does not address the hundreds of individual citations of rule 14a-8 proposals, that correctly list the individual shareholder as the proponent, that were published by companies and proxy advisory services and that the company would now claim are incorrect.

Additional responses to this no action request will be forwarded.

Sincerely,

John Chevedden

cc:
Ray T. Chevedden
William Steiner
Kenneth Steiner
Nick Rossi

Alice A. Herald <Alice.Herald@bankofamerica.com>

HUNTON & WILLIAMS

HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

FILE NO: 46123.74

January 26, 2009

Rule 14a-8

BY ELECTRONIC MAIL

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Supplemental Letter for Stockholder Proposals Submitted by John Chevedden

Ladies and Gentlemen:

By letter dated December 29, 2008 (the "Initial Letter"), on behalf of Bank of America Corporation (the "Corporation"), we requested confirmation that the staff of the Division of Corporation Finance (the "Division") would not recommend enforcement action if the Corporation omitted several proposals (the "Proposals") submitted by John Chevedden (through nominal proponents) from its proxy materials for the 2009 Annual Meeting of Stockholders (the "2009 Annual Meeting") for the reasons set forth therein. In response to the Initial Letter, Mr. Chevedden submitted letters dated January 24, 2009 (the "Chevedden Letter I") and January 26, 2009 (the "Chevedden Letter II," together with the Chevedden Letter I, the "Chevedden Letters") to the Division. For reference, the first page of the Initial Letter is attached hereto as **Exhibit A**. The Chevedden Letter I is attached hereto as **Exhibit B**. The Chevedden Letter II is attached hereto as **Exhibit C**.

As counsel to the Corporation, we hereby supplement the Initial Letter and request confirmation that the Division will not recommend enforcement action if (i) the Corporation omits the Proposals from its proxy materials for the 2009 Annual Meeting and (ii) the Corporation omits proposals submitted directly or indirectly by Mr. Chevedden in the future for the reasons set forth therein and herein. This letter is intended to supplement, but does not replace, the Initial Letter. A copy of this letter is also being sent to Mr. Chevedden.

The Initial Letter argued and evidenced the fact that the Mr. Chevedden was the actual proponent of four proposals submitted to the Corporation in violation of Rule 14a-8. The Division is well aware of Mr. Chevedden's abuse of Rule 14a-8 and the substantial resource drain, in terms of time and expense, such abuse causes both the Division and the vast array of public companies that he targets.

Based on our review of the Securities and Exchange Commission's (the "Commission") website, the Division is considering letters similar to the Initial Letter from numerous companies, including:

- Citigroup Inc.
- The Boeing Company
- Time Warner, Inc.
- Sempra Energy
- Pfizer, Inc.
- The Dow Chemical Company
- General Electric Company
- Bristol-Myers Squibb Company
- Wyeth
- EMC Corporation
- American International Group, Inc.
- The McGraw-Hill Companies, Inc.
- Alcoa, Inc.
- Johnson & Johnson
- JP Morgan Chase & Co.
- Qwest Communications International, Inc.

In addition, based on our review of the Commission's website, it appears that a significant percentage of the no-action letters posted on the website for this proxy season (December 2008 to date) relate to proposals submitted by Mr. Chevedden (directly or through his stable of nominal proponents). Further, we assume that numerous other companies have received proposals from Mr. Chevedden and, based on prior staff positions, have determined not to write a no-action letter to the Division seeking to exclude the proposals.

The Chevedden Letters again evidence the fact that Mr. Chevedden is the actual proponent of the Proposals and that he orchestrates all activities with respect to such Proposals. Mr. Chevedden claims that he is merely completing work delegated to him by the nominal proponents. However, the significant amount of evidence provided in our Initial Letter and in the no-action letters from the companies cited above clearly indicates that Mr. Chevedden is the driving force behind the proposals he submits. Mr. Chevedden's long history, which is well known to the Division, bears this out as well.

The Chevedden Letter I includes a letter dated January 24, 2009 from Mr. Nick Rossi (the "Rossi Letter"). The Chevedden Letter II includes a letter dated January 25, 2009 from Mr. Ray T. Chevedden (the "Ray Chevedden Letter"). Many aspects of the Rossi Letter and the Ray Chevedden Letter again indicate that Mr. Chevedden is in fact the actual person in charge of the Proposals. For example:

- Both the Rossi Letter and the Ray Chevedden Letter were addressed to the Division, and copies appear to have been sent only to Mr. Chevedden. The Rossi Letter and the Ray Chevedden Letter were not sent to the Corporation by the nominal proponents, but rather by Mr. Chevedden. Further, neither Mr. Rossi nor Mr. Ray Chevedden has engaged in any direct communications with the Corporation about their alleged proposals.

- The Rossi Letter states that Mr. Rossi has merely "delegated work on my proposal." The Ray Chevedden Letter states that Mr. Ray Chevedden "delegated the details" of his proposal. However, as noted in our Initial Letter and numerous other no-action letters, the proponents have had no involvement with any part of the Rule 14a-8 process.

- Messrs. Rossi and Ray Chevedden waited almost a full month after the Corporation's Initial Letter was sent to the Division to make any defense of their purported proposals. We believe that a true proponent would have acted more swiftly to advocate for his proposal. In this case, both nominal proponents did nothing for almost a month, then suddenly, both decided to act at almost the same time.

- Neither the Rossi Letter nor the Ray Chevedden Letter mentions the substantive topic of their alleged proposals or why the proposal is important to either Mr. Rossi or Mr. Ray Chevedden, respectively.

- Mr. Rossi refers to his long tenure of submitting proposals to the Corporation. In 2002, 2003, 2004, 2005, 2006, 2007 and 2008, Mr. Rossi submitted proposals to the Corporation, but none were submitted directly by Mr. Rossi -- all were submitted through John Chevedden. Likewise, Mr. Ray Chevedden refers to the proposals he submitted to the Corporation in 2007 and 2008 -- both were submitted through Mr. Chevedden.

- The Rossi Letter and the Ray Chevedden Letter contain curiously similar language and structure, indicating common authorship and co-ordination by Mr. Chevedden. Both letters: (i) reference the proponent's history of proposal submissions to the Corporation, (ii) complain that their proposals are being excluded because the work associated with them has been delegated to Mr. Chevedden, (iii) mention the Corporation's use of legal counsel as analogous to delegation of work to Mr. Chevedden, (iv) reference publications in which they have been quoted as stockholder activists and (v) state that they continue to support their proposals.

Based on the numerous no-action letters submitted in connection with Mr. Chevedden's proposals, we believe that Mr. Chevedden has determined he must again adapt to the situation in order to preserve his ability to abuse Rule 14a-8. Accordingly, Mr. Chevedden, after almost a month, has arranged for two of his nominal proponents to make a minimal appearance.

The Chevedden Letters state "[a]dditional responses to this no-action request will be forwarded." We have no doubt that this is true, as we believe that this statement can be made with confidence by the party orchestrating the activities-- Mr. Chevedden.

* * * * * * *

HUNTON & WILLIAMS

On the basis of the foregoing and on behalf of the Corporation, we respectfully request the concurrence of the Division that (i) the Proposals may be excluded from the Corporation's proxy materials for the 2009 Annual Meeting and (ii) the Corporation may omit proposals submitted directly or indirectly by Mr. Chevedden in the future for the reasons set forth therein and herein. Based on the Corporation's timetable for the 2009 Annual Meeting, a response from the Division by February 3, 2009 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 704-378-4718 or, in my absence, Teresa M. Brenner, Associate General Counsel of the Corporation, at 704-386-4238.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Andrew A. Gerber

cc: Teresa M. Brenner
John Chevedden

HUNTON & WILLIAMS

EXHIBIT A

See attached.

HUNTON& WILLIAMS

HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

FILE NO: 46123.74

December 29, 2008 Rule 14a-8

<u>BY ELECTRONIC MAIL AND OVERNIGHT DELIVERY</u>

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Stockholder Proposals Submitted by John Chevedden

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as counsel to Bank of America Corporation, a Delaware corporation (the "Corporation"), we request confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits from its proxy materials for the Corporation's 2009 Annual Meeting of Stockholders (the "2009 Annual Meeting") the four proposals (the "Proposals") described below for the reasons set forth herein. The statements of fact included herein represent our understanding of such facts and our review of publicly available information.

By letters dated November 26, 2008, December 9, 2008 and December 15, 2008 (each, an "Initial Letter"), on behalf of the Corporation, we requested confirmation that the Division would not recommend enforcement action if the Corporation omitted three of the four proposals received from John Chevedden (the "Proponent") from its proxy materials for the 2009 Annual Meeting for the reasons set forth therein.

As counsel to the Corporation, we hereby supplement each Initial Letter and request confirmation that the Division will not recommend enforcement action if the Corporation omits the Proposals from its proxy materials for the 2009 Annual Meeting for the additional reason set forth herein. This letter is intended to supplement, and does not replace, each Initial Letter.

HUNTON & WILLIAMS

EXHIBIT B

See attached.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 24, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Bank of America Corporation (BAC) – Rule 14a-8 Proposals by Ray T. Chevedden, William Steiner, Kenneth Steiner and Nick Rossi

Ladies and Gentlemen:

This responds further to the December 29, 2008 no action request by Hunton & Williams. Attached is a letter faxed to the Staff by proponent Nick Rossi that is relevant to the company opposition to established rule 14a-8 proponents delegating work to submit rule 14a-8 proposals. Nick Rossi and the Rossi family have been submitting shareholder proposals to Bank of America for more than 20-years. And the company farmed out the submission of the no action request.

It is well established under rule 14a-8 that shareholders can delegate work such as the presentation of their proposals at annual meetings.

Additional responses to this no action request will be forwarded.

Sincerely,

John Chevedden

cc:
Ray T. Chevedden
William Steiner
Kenneth Steiner
Nick Rossi

Alice A. Herald <Alice.Herald@bankofamerica.com>

Nick Rossi

*** FISMA & OMB Memorandum M-07-16 ***

January 24, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Phone: 202 551 3500
Fax: 202 772 9201

Bank of America Corporation
December 29, 2008 No Action Letter

Dear Ladies and Gentlemen :

The Rossi Family has submitted shareholder proposals to Bank of America for more than 20 years . I find it objectionable that Bank of America wants to exclude my 2009 proposal because I delegated work on my proposal . Meanwhile, Bank of America can hire an outside firm to exclude shareholder input . And Bank of America stock has fallen from $44.00 in January 2008 to $5.00 in January 2009 .

I have long been involved with shareholder proposals and was quoted or mentioned six times a "Shareholder Activist" article in The Wall Street Journal, June 10, 2004 .

I continue to support my 2009 shareholder proposal submitted to Bank of America .

Yours Truly,

Nick Rossi

cc: John Chevedden

HUNTON & WILLIAMS

EXHIBIT C

See attached.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 26, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Bank of America Corporation (BAC)
Rule 14a-8 Proposals by Ray T. Chevedden, William Steiner, Kenneth Steiner and Nick Rossi

Ladies and Gentlemen:

This responds further to the December 29, 2008 no action request by Hunton & Williams regarding the objection to the individual Rule 14a-8 proposals by Ray T. Chevedden, William Steiner, Kenneth Steiner and Nick Rossi

Attached is the letter to the Staff by proponent Ray T. Chevedden relevant to the company opposition to established rule 14a-8 proponents delegating work to submit rule 14a-8 proposals.

It is well established under rule 14a-8 that shareholders can delegate work such as the presentation of their proposals at annual meetings.

Additional responses to this no action request will be forwarded.

Sincerely,

John Chevedden

cc:
Ray T. Chevedden
William Steiner
Kenneth Steiner
Nick Rossi

Alice A. Herald <Alice.Herald@bankofamerica.com>

Ray T. Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

January 25, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
"shareholderproposals@sec.gov" <shareholderproposals@sec.gov>

Bank of America December 29, 2008 No Action Request

Dear Ladies and Gentleman:

I submitted rule 14a-8 proposals to Bank of America in 2007 and 2008 and received a 44% vote in 2008. It's not fair that Bank of America wants to exclude my 2009 proposal because I delegated the details as I did in previous years. I have invested in the stock market for decades and was quoted in an August 15, 2005 *Des Moines Register* article on the then potential Whirlpool purchase of Maytag. Meanwhile the company can delegate the details and hire an outside firm to attempt to eliminate shareholder proposals.

I continue to support my 2009 shareholder proposal.

Sincerely,

Ray T. Chevedden

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 26, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Bank of America Corporation (BAC)
Rule 14a-8 Proposals by Ray T. Chevedden, William Steiner, Kenneth Steiner and Nick Rossi

Ladies and Gentlemen:

This responds further to the December 29, 2008 no action request by Hunton & Williams regarding the objection to the individual Rule 14a-8 proposals by Ray T. Chevedden, William Steiner, Kenneth Steiner and Nick Rossi

Attached is the letter to the Staff by proponent Ray T. Chevedden relevant to the company opposition to established rule 14a-8 proponents delegating work to submit rule 14a-8 proposals.

It is well established under rule 14a-8 that shareholders can delegate work such as the presentation of their proposals at annual meetings.

Additional responses to this no action request will be forwarded.

Sincerely,

John Chevedden

cc:
Ray T. Chevedden
William Steiner
Kenneth Steiner
Nick Rossi

Alice A. Herald <Alice.Herald@bankofamerica.com>

Ray T. Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

January 25, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
"shareholderproposals@sec.gov" <shareholderproposals@sec.gov>

Bank of America December 29, 2008 No Action Request

Dear Ladies and Gentleman:

I submitted rule 14a-8 proposals to Bank of America in 2007 and 2008 and received a 44% vote in 2008. It's not fair that Bank of America wants to exclude my 2009 proposal because I delegated the details as I did in previous years. I have invested in the stock market for decades and was quoted in an August 15, 2005 *Des Moines Register* article on the then potential Whirlpool purchase of Maytag. Meanwhile the company can delegate the details and hire an outside firm to attempt to eliminate shareholder proposals.

I continue to support my 2009 shareholder proposal.

Sincerely,

Ray T. Chevedden

Ray T. Chevedden

Ray T. Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

January 25, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
"shareholderproposals@sec.gov" <shareholderproposals@sec.gov>

Bank of America December 29, 2008 No Action Request

Dear Ladies and Gentleman:

I submitted rule 14a-8 proposals to Bank of America in 2007 and 2008 and received a 44% vote in 2008. It's not fair that Bank of America wants to exclude my 2009 proposal because I delegated the details as I did in previous years. I have invested in the stock market for decades and was quoted in an August 15, 2005 *Des Moines Register* article on the then potential Whirlpool purchase of Maytag. Meanwhile the company can delegate the details and hire an outside firm to attempt to eliminate shareholder proposals.

I continue to support my 2009 shareholder proposal.

Sincerely,

Ray T. Chevedden

Ray T. Chevedden

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 24, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Bank of America Corporation (BAC) – Rule 14a-8 Proposals by Ray T. Chevedden, William Steiner, Kenneth Steiner and Nick Rossi

Ladies and Gentlemen:

This responds further to the December 29, 2008 no action request by Hunton & Williams. Attached is a letter faxed to the Staff by proponent Nick Rossi that is relevant to the company opposition to established rule 14a-8 proponents delegating work to submit rule 14a-8 proposals. Nick Rossi and the Rossi family have been submitting shareholder proposals to Bank of America for more than 20-years. And the company farmed out the submission of the no action request.

It is well established under rule 14a-8 that shareholders can delegate work such as the presentation of their proposals at annual meetings.

Additional responses to this no action request will be forwarded.

Sincerely,

John Chevedden

cc:
Ray T. Chevedden
William Steiner
Kenneth Steiner
Nick Rossi

Alice A. Herald <Alice.Herald@bankofamerica.com>

Nick Rossi

*** FISMA & OMB Memorandum M-07-16 ***

January 24, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Phone: 202 551 3500
Fax: 202 772 9201

Bank of America Corporation
December 29, 2008 No Action Letter

Dear Ladies and Gentlemen :

The Rossi Family has submitted shareholder proposals to Bank of America for more than 20 years . I find it objectionable that Bank of America wants to exclude my 2009 proposal because I delegated work on my proposal . Meanwhile, Bank of America can hire an outside firm to exclude shareholder input . And Bank of America stock has fallen from $44.00 in January 2008 to $5.00 in January 2009 .

I have long been involved with shareholder proposals and was quoted or mentioned six times a "Shareholder Activist" article in The Wall Street Journal, June 10, 2004 .

I continue to support my 2009 shareholder proposal submitted to Bank of America .

Yours Truly,

Nick Rossi

cc: John Chevedden

Nick Rossi

*** FISMA & OMB Memorandum M-07-16 ***

January 24, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Phone: 202 551 3500
Fax: 202 772 9201

Bank of America Corporation
December 29, 2008 No Action Letter

Dear Ladies and Gentlemen :

The Rossi Family has submitted shareholder proposals to Bank of America for more than 20 years . I find it objectionable that Bank of America wants to exclude my 2009 proposal because I delegated work on my proposal . Meanwhile, Bank of America can hire an outside firm to exclude shareholder input . And Bank of America stock has fallen from $44.00 in January 2008 to $5.00 in January 2009 .

I have long been involved with shareholder proposals and was quoted or mentioned six times a "Shareholder Activist" article in The Wall Street Journal, June 10, 2004 .

I continue to support my 2009 shareholder proposal submitted to Bank of America .

Yours Truly,

Nick Rossi

cc: John Chevedden

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 15, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Bank of America Corporation (BAC) – Rule 14a-8 Proposals by Ray T. Chevedden, William Steiner, Kenneth Steiner and Nick Rossi

Ladies and Gentlemen:

This is in further response to the December 29, 2008 no action request claiming that there should be restriction on established rule 14a-8 proponents in delegating rule 14a-8 work. The attached company "waive" letter to the undersigned (emphasis added) appears to be an admission that the company did not give the proponents timely notice to cure a claimed procedural defect which is the basis of the company no action request.

For this reason, and the many other reasons systemic to this type of no action request, it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Ray T. Chevedden
William Steiner
Kenneth Steiner
Nick Rossi

Alice A. Herald <Alice.Herald@bankofamerica.com>

HUNTON & WILLIAMS

HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

FILE NO: 46123.74

December 18, 2008

Via Electronic Delivery (olmsted7p@earthlink.net)
Delivery Receipt Requested

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: Shareholder Proposal Regarding Independent Lead Director
Shareholder Proposal Regarding Special Shareowner Meetings
Shareholder Proposal Regarding Say on Executive Pay
Shareholder Proposal Regarding Cumulative Voting
Each Submitted to Bank of America Corporation Via a Nominal Proponent

Dear Mr. Chevedden:

Our client, Bank of America Corporation (the "Corporation") received the following proposals for inclusion in the Corporation's 2009 annual proxy statement. The date, subject matter and certain proponent information with respect to each proposal is set forth below:

Proposal Date	Subject Matter of Proposal	Actual Proponent	Nominal Proponent
October 17, 2008	Say on Executive Pay	John Chevedden	Kenneth Steiner
October 17, 2008	Cumulative Voting	John Chevedden	Nick Rossi
November 3, 2008	Independent Lead Director	John Chevedden	William Steiner
November 17, 2008(a)	Special Shareowner Meetings	John Chevedden	Ray T. Chevedden

(a) Originally dated October 20, 2008 and revised on November 17, 2008.

Based on the facts set forth in no-action letters recently filed with the Securities and Exchange Commission ("SEC") and looking at the facts surrounding your current submissions, as well as your historical submissions and communications with the Corporation and other public companies, the Corporation believes that the four proposals identified above, submitted through the nominal proponents identified above, may in fact, have been submitted by you as the true proponent. In order to properly consider your request to include any of these proposals, and in accordance with Rule 14a-8 of

the Securities Exchange Act of 1934, as amended ("Rule 14a-8"), we hereby inform you of a certain eligibility or procedural defect in the submissions identified above, as described herein. For your convenience, I have included a copy of Rule 14a-8 with this letter.

First, you do not appear to be a record owner of common stock on the Corporation's books and records. In accordance with applicable rules of the SEC, please send a written statement from the "record" holder of your stock, verifying that, at the time each proposal was submitted you held at least $2,000 in market value of the Corporation's common stock and that such stock had continuously been held for at least one year. Please note that the required ownership documentation must be received **within 14 calendar days** of your receipt of this letter.

Second, Rule 14a-8(c) provides that a shareholder may submit no more than one proposal for a particular shareholder meeting. We believe you have submitted four proposals for inclusion in the 2009 annual proxy statement. Accordingly, as required by Rule 14a-8(c) and Rule 14a-8(f), **within 14 calendar days** after receipt of this letter, please revise your submission so that you are submitting only one proposal.

We understand that this request may be viewed by you as untimely. However, given the Corporation's recent determination that you are the actual proponent of these four proposals and looking to the relative equities of the parties involved, we do not believe that this letter should be treated by you as untimely and we encourage your prompt compliance with the requests made herein. We intend to request that the SEC's Division of Corporation Finance waive any potential delay in our compliance with Rule 14a-8.

In asking you to provide the foregoing information, the Corporation does not relinquish its right to later object to including your proposal on related or different grounds pursuant to applicable SEC rules.

Please send the requested documentation to me at the United States mail or email address above, with a copy to Kristin Marie Oberheu, Bank of America Corporation, NC1-002-29-01, 101 South Tryon Street, Charlotte, NC 28255.

Very truly yours,

Andrew A. Gerber

CC: Kristin Marie Oberheu

Attachment

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 2, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Bank of America Corporation (BAC) – Rule 14a-8 Proposals by Ray T. Chevedden, William Steiner, Kenneth Steiner and Nick Rossi

Ladies and Gentlemen:

This is in response to the December 29, 2008 no action request that in effect claims that the company reached an untimely self-serving conclusion and wanted to tailgate on other no action requests although it needed to be exempt from the §240.14a (f) deadline. The company volunteered that it had had a "good faith reliance upon prior Divisions no-action letter precedents with respect to Mr. Chevedden ..." and thus missed its deadline.

But the company failed to take an opportunity to explain any reason it would object to *AT&T* (February 19, 2008) and *The Boeing Company* (February 20, 2008) which are the precedents that are the most relevant. And the company prefers to recite an accumulation of more distant cases. Apparently the flawed logic is that an accumulation of distantly related cases will overcome a smaller number of closely related cases.

The company made its self-serving untimely conclusion even though the company published the following shareholder proposals in its 2008 definitive proxy. And these proposals were submitted in the same manner as the 2009 proposals and obtained the following votes of support:

Ray T. Chevedden	Special Shareholder Meetings	44%
Kenneth Steiner	Say on Pay	44%
Nick Rossi	Cumulative Voting	36%

According to §240.14a (f) the company is required to notify any person who submitted a rule 14a-8 proposal of any eligibility question within 14-days.

§240.14a (f) states (emphasis added):
f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. ***Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response.*** ...

To the contrary the company properly recognized each proponent as the respective proponent during the 14-day period according to the page 4 company statement:
"We understand that the requests made in the Defect Letter and the Email Request were not in strict compliance with the 14-day rule set for the in Rule 14a-8(f)."

Then on page 14 the company asks the Staff to not follow rule 14a-8 and exempt the company from §240.14a (f) compliance.

Additionally the company refused direct communication and this leads to the question of whether the company intends to be little involved with the no action requests that are filed in the company's name.

For these reasons, and the many other reasons systemic to this type of no action request, it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Ray T. Chevedden
William Steiner
Kenneth Steiner
Nick Rossi

Alice A. Herald <Alice.Herald@bankofamerica.com>

HUNTON & WILLIAMS

HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

FILE NO: 46123.74

December 29, 2008 Rule 14a-8

BY ELECTRONIC MAIL AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Stockholder Proposals Submitted by John Chevedden

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as counsel to Bank of America Corporation, a Delaware corporation (the "Corporation"), we request confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits from its proxy materials for the Corporation's 2009 Annual Meeting of Stockholders (the "2009 Annual Meeting") the four proposals (the "Proposals") described below for the reasons set forth herein. The statements of fact included herein represent our understanding of such facts and our review of publicly available information.

By letters dated November 26, 2008, December 9, 2008 and December 15, 2008 (each, an "Initial Letter"), on behalf of the Corporation, we requested confirmation that the Division would not recommend enforcement action if the Corporation omitted three of the four proposals received from John Chevedden (the "Proponent") from its proxy materials for the 2009 Annual Meeting for the reasons set forth therein.

As counsel to the Corporation, we hereby supplement each Initial Letter and request confirmation that the Division will not recommend enforcement action if the Corporation omits the Proposals from its proxy materials for the 2009 Annual Meeting for the additional reason set forth herein. This letter is intended to supplement, and does not replace, each Initial Letter.

In addition to our request above that the Division concur with our view that the Corporation may exclude the Proposals submitted by Mr. Chevedden, we also request, on behalf of the Corporation, that that the Division impose on Mr. Chevedden a permanent or long-term bar prohibiting him from submitting proposals to the Corporation either directly or indirectly through a nominal proponent. Mr. Chevedden has proven to be adaptive from year to year in response to both no-action letter requests submitted by companies receiving his proposals and the Division's responses thereto. Providing the Corporation relief from Mr. Chevedden's actions solely for the 2009 proxy season would leave open the opportunity for Mr. Chevedden to create a new and improved scheme through which he could submit proposals in the future while hiding his abuse of Rule 14a-8. Based on the overwhelming facts and circumstances presented in this letter, we believe a longer term solution, beyond the 2009 proxy season, is necessary and appropriate. Historically, the Division has granted prospective relief where there has been abuse of Rule 14a-8. *See General Electric* (January 12, 2007) (prospective relief provided to a company where a stockholder proponent was abusing Rule 14a-8); *see also, Exxon Mobil Corporation* (March 5, 2001); *Unocal Corporation* (March 30, 2000); and *Cabot Corp.* (November 4, 1994) (each providing prospective relief to a company where a proponent was abusing Rule 14a-8).

GENERAL

The Corporation received the Proposals identified below for inclusion in the proxy materials for the 2009 Annual Meeting. The date, subject matter and certain proponent information with respect to each proposal is set forth in the table below.

Proposal Date	**Title of Proposal**	**Actual Proponent**	**Nominal Proponent**
October 17, 2008	Shareholder Say on Executive Pay ("Say on Pay Proposal")	John Chevedden	Kenneth Steiner
October 17, 2008	Cumulative Voting[1] ("Cumulative Voting Proposal")	John Chevedden	Nick Rossi
November 3, 2008	Independent Lead Director[2] ("Lead Director Proposal")	John Chevedden	William Steiner
November 17, 2008	Special Shareowner Meetings[3] ("Special Meeting Proposal")	John Chevedden	Ray T. Chevedden

Copies of the Proposals and the Proponent's cover letters submitting each Proposal are attached hereto as **Exhibit A**, and copies of other correspondence with the Proponent regarding

[1] The Initial Letter dated November 26, 2008, relates to this proposal and is attached hereto as **Exhibit C**.
[2] The Initial Letter dated December 15, 2008, relates to this proposal and is attached hereto as **Exhibit D**.
[3] The Initial Letter dated December 9, 2008, as supplemented by our letter dated December 19, 2008, relates to this proposal and is attached hereto as **Exhibit E**. The proposal was originally dated October 20, 2008 and revised on November 17, 2008.

the Proposals are attached hereto as **Exhibit B**. Notably, the Corporation has not received any correspondence relating to the Proposals directly from the nominal proponents identified in the table above.

The 2009 Annual Meeting is scheduled to be held on or about April 29, 2009. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 18, 2009.

Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposals; and
2. Six copies of the Proposals.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposals from the Corporation's proxy materials for the 2009 Annual Meeting.

REASONS FOR EXCLUSION OF PROPOSALS

The Corporation believes that the Proposals may be properly omitted from the proxy materials for the 2009 Annual Meeting pursuant to Rule 14a-8(c) because the Proponent has violated the one proposal limitation. The Corporation also believes that the Proposals may be properly omitted from the proxy materials for the 2009 Annual Meeting pursuant to Rule 14a-8(b) and (f) because Kenneth Steiner, Nick Rossi, William Steiner and Ray T. Chevedden (collectively, the "Nominal Proponents") are nominal proponents for John Chevedden, whom the Corporation believes is not a stockholder of the Corporation.

As noted above, the Corporation also believes that the Cumulative Voting Proposal, the Lead Director Proposal and the Special Meeting Proposal are each excludable for the reasons addressed in the Initial Letters, as supplemented, previously submitted to the Division.

The Proposals May Be Excluded under Rule 14a-8(c) and Rule 14a-8(b) because Mr. Chevedden, and not the Nominal Proponents, Submitted the Proposals.

The Proposals may be excluded from the proxy materials for the 2009 Annual Meeting because the facts and circumstances demonstrate that Mr. Chevedden is, in fact, the proponent of the Proposals and the Nominal Proponents are his alter egos. Thus, the Proposals are excludable pursuant to Rule 14a-8(c), which states that each stockholder may submit no more than one proposal for each stockholder meeting. By letter dated December 18, 2008 (the "Defect Letter"), the Corporation notified Mr. Chevedden of this defect and requested that he reduce the number of his proposals from four to one.

The Proposals also may be excluded pursuant to Rule 14a-8(b), which states, "[i]n order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting" and provide a written statement confirming that you intend to hold those securities through the date of the meeting. The Defect Letter also requested that Mr. Chevedden provide proof of his requisite ownership of the Corporation's common stock. In addition, by an electronic mail correspondence on December 19, 2008, the Corporation requested the required written statement (the "Email Request").

A copy of the Defect Letter and the Email Request, along with confirmation of receipt of each, is attached hereto as **Exhibit F**. To date, Mr. Chevedden has failed to (i) select which of the four Proposals he wishes to sponsor for consideration at the Corporation's 2009 Annual Meeting, despite notice of the one proposal limit in Rule 14a-8(c), (ii) provide proof of the required ownership of the Corporation's common stock or (iii) provide the required written statement that he intends to hold his shares through the date of the 2009 Annual Meeting.

We understand that the requests made in the Defect Letter and the Email Request were not in strict compliance with the 14-day rule set forth in Rule 14a-8(f). The Corporation did not initially make the requests on a timely basis in good faith reliance upon prior Division no-action letter precedent with respect to Mr. Chevedden and his tactics. However, after reviewing the evidence again and in light of recent no-action letters submitted by other public companies seeking to exclude Mr. Chevedden's proposals, the Corporation has become convinced that Mr. Chevedden is the actual proponent of these four proposals. Based on the relative equities of the parties involved, the Corporation's good faith basis for its delay, and the facts presented in this letter that support the conclusion that Mr. Chevedden has abused Rule 14a-8, we respectfully request that our Defect Letter and Email Request be deemed timely under Rule 14a-8(f), or that the Division waive any delay rather than precluding any of the requested relief. We believe that this request is reasonable and appropriate under the circumstances.

As discussed in detail below, the Division has on many occasions concurred that multiple proposals could be excluded when facts and circumstances indicate that a single proponent was acting through nominal proponents. Mr. Chevedden is a professional proponent and known as a stockholder activist in the Rule 14a-8 community. Mr. Chevedden submits few stockholder proposals in his own name, presumably because he personally owns stock in only a few corporations. However, through a group of nominal proponents he submitted more than 125 stockholder proposals to more than 85 corporations for annual meetings in 2008 alone.[4] In

[4] See RiskMetrics Data regarding stockholder proposals submitted by Mr. Chevedden, or one of his nominal proponents, for the 2008 proxy season. In addition, Mr. Chevedden and certain shareholders under whose names he frequently submits proposals (the Proponent, the Rossi Family, the Steiner family and the Gilbert family) accounted

fact, a recent article posted by RiskMetrics Group, referred to Mr. Chevedden as a "[s]hareholder activist" that has a "network of retail investors"[5] through which proposals are submitted. The number of proposals submitted by Mr. Chevedden and his stable of nominal proponents is simply staggering. In addition, Mr. Chevedden has never demonstrated that he personally owns any of the Corporation's common stock and thus is seeking to interject his proposals into the proxy materials for the Corporation's 2009 Annual Meeting without personally having any stake or investment in the Corporation. These actions are clearly contrary to the purposes of the ownership requirements of Rule 14a-8.

In light of the overwhelming facts and circumstances surrounding the Proposals and Mr. Chevedden's methods, to address Mr. Chevedden's persistent and continuing abuse of Rule 14a-8, we request (i) that the Division concur in our view that the Corporation may exclude the Proposals submitted by Mr. Chevedden on behalf of the Nominal Proponents pursuant to Rule 14a-8(c) and Rule 14a-8(b) and (ii) that the Division impose on Mr. Chevedden a permanent or long-term bar prohibiting Mr. Chevedden from submitting proposals to the Corporation either directly or indirectly through a nominal proponent. We believe a longer term solution is necessary and appropriate. Remedying Mr. Chevedden's actions solely for the 2009 proxy season will leave open the opportunity for Mr. Chevedden to continue his abuses in the future.

Long-standing recognition of abuse of the Commission's stockholder proposal rules. As noted above, Rule 14a-8(c) provides that "each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." Throughout the history of Rule 14a-8, the Commission has recognized the possibility that some persons would try to game the system and abuse the rights generously granted under the Rule. In addition, the Commission made clear, that when facts warrant, proposals submitted as part of a larger scheme that abuses the purpose and intent of the Rule, can and should be excluded.

Rule 14a-8(c) is designed to ensure that proponents do not exceed the bounds of reasonableness by submitting excessive numbers of proposals. *See Exchange Act Release No. 12999* (November 22, 1976) ("*Exchange Act Release No. 12999*"). At that time, the Commission specifically noted that there was a "possibility that some proponents may attempt to evade the [rule's] limitations through various maneuvers." *Id.* Where "such tactics" were employed, the Commission indicated that no-action requests to exclude the proposals could be granted. *Id.* In addition, the Commission noted that the rationale for the Rule is that multiple proposals by a single proponent represents an unreasonable exercise of the right to submit proposals at the expense of other stockholders and may also obscure the material information in the proxy statements. *Id.* Further,

---

for at least 533 out of the 3,476 stockholder proposals submitted between 1997 and 2006. *See* Michael Viehs and Robin Braun, Shareholder Activism in the United States-Developments over 1997-2006-What are the Determinants of Voting Outcomes, August 15, 2008.

[5] *See* RiskMetrics Group Preliminary U.S. Postseason Report at www.riskmetrics/governance_weekly/2008/146.html.

in 1982, the Commission stated that Rule 14a-8 needed to be amended in part due to "the susceptibility of certain provisions of the rule and the staff's interpretations thereunder to abuse by a few proponents and issuers." *See Exchange Act Release No. 19135* (October 14, 1982).

Similarly, the Commission stated that Rule 14a-8 should not be used "to achieve personal ends which are not necessarily in the common interests of the issuer's security holders generally." *See Exchange Act Release No. 4385* (November 5, 1948). Consistent with this view, the Commission amended the Rule in 1983 to require a minimum investment and a minimum holding period. *See Exchange Act Release No. 20091* (August 16, 1983). In that Release, the Commission explicitly acknowledged the potential for abuse in the stockholder proposal process, agreeing with many commentators that expressed the view that abuse of a stockholder proposal rule could be curtailed by requiring stockholders who put the company and other shareholders to the expense of including a proposal in a proxy statement to have some measured stake or investment in the corporation. *See id.*

It is clear that the Commission is cognizant of the potential for abuse. The potential for abuse about which the Commission was concerned, as reflected in the long history of Commission releases noted above, has in fact been realized by Mr. Chevedden's pattern over recent years of annually submitting multiple stockholder proposals to the Corporation (as well as a large number of other public companies), ostensibly as the representative for the Nominal Proponents or, at times, other stockholders of the Corporation. However, as discussed below, Mr. Chevedden is the architect and author of the Proposals and has no "stake or investment" in the Corporation. Moreover, the facts and circumstances regarding the Proposals indicate that he, and not the Nominal Proponents, is the Proponent of the Proposals.

Legal standards for concluding that the Nominal Proponents are the Proponent's alter egos. The Division has interpreted Rule 14a-8(c) (and its predecessor) to permit exclusion of multiple proposals when the facts and circumstances show that nominal proponents "are acting on behalf of, under the control of, or as the alter ego of" the stockholder proponent. *See BankAmerica Corp.* (February 8, 1996). *See also Weyerhaeuser Co.* (December 20, 1995); *First Union Real Estate (Winthrop)* (December 20, 1995) ("*First Union Real Estate*"); *Stone & Webster Inc.* (March 3, 1995); and *Banc One Corp. (February 2, 1993).* In addition, the Division has on several occasions stated "the one proposal limitation applies in those instances where a person (or entity) attempts to avoid the one proposal limitation through maneuvers, such as having persons they control submit a proposal." *See American Power Conversion Corp.* (March 27, 1996) and *Consolidated Freightways, Inc.* (February 23, 1994) (recon.). In *First Union Real Estate*, the Division concurred with the exclusion of three proposals, stating that "the nominal proponents are acting on behalf of, under the control of, or alter ego of a collective group headed by [the trustee]."

The Division's application of the "alter ego" standard is consistent with the standard under the law of Delaware (where the Corporation is incorporated), where courts have stated that the alter ego theory may be used to pierce the corporate veil, even in the absence of fraud. *See* Harper v. Delaware Valley Broadcasters, Inc., 743 F. Supp 1076 (D. Del. 1990). An alter ego may be found where "the corporation simply functioned as a façade for the dominant shareholder." Harco Nat'l Ins. Co. v. Green Farms, Inc., 1989 Del. Ch. LEXIS 114 (Sept. 19, 1989), quoting United States v. Golden Acres, Inc., D. Del. 702, F. Supp. at 1104.

The Division's application of the "control" standard also is well founded in principles of agency. The Restatement of Agency provides:

> The relation of agency is created as the result of conduct by two parties manifesting that one of them is willing for the other to act for him subject to his control, and that the other consents so to act. The principal must in some manner indicate that the agent is to act for him, and the agent must act or agree to act on the principal's behalf and subject to his control. Agency is a legal concept which depends upon the existence of required factual elements: the manifestation by the principal that the agent shall act for him, the agent's acceptance of the undertaking and the understanding of the parties that the principal is to be in control of the undertaking.

Restatement (Second) of Agency § 1 (1958).

The Division has concurred that the "alter ego" and "control" standards are satisfied where the facts and circumstances indicate that a single proponent is effectively the driving force behind the relevant stockholder proposals or that the proponents are acting as a group. As discussed below, the Nominal Proponents have granted Mr. Chevedden complete control over the stockholder proposal process, and the Nominal Proponents' conduct indicates that they act as his agent by agreeing to let their shares serve as the basis for him to submit the Proposals. Likewise, Mr. Chevedden so dominates all aspects of the Nominal Proponents' submission of the Proposals that they are his alter egos. In fact, once Mr. Chevedden gets his initial "proxy" cover sheet signed, the Nominal Proponent is cut out of the process entirely. As discussed further below, Mr. Chevedden's standard Nominal Proponent cover letter that accompanies all the Proposals states: "direct **all future communications** to John Chevedden." (emphasis added)

Division precedent supports that the Nominal Proponents are the Proponent's alter egos. On numerous occasions, the Division has concurred that the one proposal limitation under Rule 14a-8(c) applies when multiple proposals were submitted under the name of nominal proponents serving as the alter ego or under the control of a single proponent and the actual proponent explicitly conceded that it controlled the nominal proponents' proposals. *See Banc One Corp.* (February 2, 1993) ("*Banc One*") (proponent and two nominal proponents submitted proposals; however the lead proponent stated in a letter to the company that he had recruited and "arranged for other qualified shareholders to serve as proponents of three shareholder proposals which we intend to lay before the 1993 Annual Meeting") and *Occidental Petroleum* (March 22, 1983) ("*Occidental*") (proponent admitted to the company's counsel that he had written all of the proposals and solicited nominal proponents). The significant differences between the lead proponent in each of *Banc One* and *Occidental* and Mr. Chevedden is that Mr. Chevedden (i) over time has adapted and honed his craft to maximize his ability to take advantage of Rule 14a-8 and (ii) has exploited the Division and the Commission's willingness to give the benefit of the doubt to proponents in the interest of protecting stockholder rights to submit proposals under Rule 14a-8 generally.

Likewise, the Division repeatedly has permitted the exclusion of stockholder proposals in cases where a stockholder who is unfamiliar with Rule 14a-8's one proposal limit has submitted multiple proposals and, upon being informed of the one proposal rule, has had family members, friends or other associates submit the same or similar proposals. *See General Electric Co.* (January 10, 2008) ("*General Electric*") (two proposals initially submitted by one proponent and, following notice of the one proposal rule, resubmitted by the proponent's two daughters, where (on behalf of the two stockholders), the initial proponent handled all of the correspondence with the company and the Division regarding the proposals and the initial and resubmitted proposals and supporting statements were identical in substance and format) and *Staten Island Bancorp, Inc.* (February 27, 2002) (five proposals, all of which were initially submitted by one proponent, and when notified of the one proposal rule, the proponent, a daughter, close friends and neighbors resubmitted similar and in some cases identical proposals).

However, where there is a lack of direct evidence that stockholders are serving as nominal proponents or acting as a group, Division precedent indicates that a company may use circumstantial evidence to satisfy its burden of demonstrating that nominal proponents are the alter ego of a single proponent. In *Albertson's* (March 11, 1994), the Division concurred with the exclusion of two of three stockholder proposals submitted by three individuals associated with the Albertson's Shareholder's Committee ("ASC") under the predecessor to Rule 14a-8(c). All three proponents had previously represented themselves to Albertson's as ASC co-chairs and were active in a labor union representing Albertson's employees. The labor union had publicly declared its intention to use the stockholder proposal process as a pressure point in labor negotiations. Moreover, the three proposals included identical cover letters and two contained similar supporting statements. The Division concurred with the exclusion of the two proposals in which the proponents identified themselves as affiliated with ASC; the third proposal contained no such reference and was not excludable. In *BankAmerica* (February 8, 1996), the Division concurred with the exclusion of multiple proposals under the predecessor to Rule 14a-8(c) after finding that the individuals who submitted the stockholder proposals were acting on behalf of, under the control of, or as the alter ego of, Aviad Visoly. Specifically, Mr. Visoly was the president of a corporation that submitted one proposal and the custodian of shares held by another. Moreover, a group of which Mr. Visoly was president endorsed the proposals, the proposals were formatted in a similar manner, and the proponents acted together in connection with a proposal submitted the prior year.

In *TPI Enterprises, Inc.* (July 15, 1987) ("*TPI Enterprises*"), the Division concurred with the exclusion of multiple stockholder proposals under the predecessor to Rule 14a-8(c) where (1) a law firm delivered all of the proposals on the same day, (2) the individual coordinating the proposals communicated directly with the company regarding the proposals, (3) the content of the documents accompanying the proposals were identical, including the same typographical error in two proposals, (4) the subject matter of the proposals were similar to subjects at issue in a lawsuit previously brought by the coordinating stockholder, and (5) the coordinating stockholder and the nominal proponents were linked through business and family relationships. In *Peregrine Pharmaceuticals Inc.* (July 28, 2006), the Division concurred that the company could exclude two proposals received from a father and son, where the father served as custodian of the son's shares and the multiple proposals were all dated the same, emailed on the same date, contained identical addresses, were formatted the same and were accompanied by identical transmittal letters.

In *Occidental* (see above), the Division concurred with exclusion under the predecessor to Rule 14a-8(c) of six proposals that had been presented at the prior year's annual meeting where, following the annual meeting, the proponent admitted that he had written all of the proposals and solicited nominal proponents. In *First Union Real Estate* (see above), the Division concurred with the exclusion under the predecessor to Rule 14a-8(c) of three proposals submitted by one individual on behalf of a group of trusts where the trustee, after being informed of the one proposal rule, resubmitted the proposals, allocating one to each trust, but the trustee signed each cover letter submitting the proposals in his capacity as fiduciary. The Division concurred that under the facts, "the nominal proponents are acting on behalf of, under the control of, or alter ego of a collective group headed by [the trustee]." *Id.*

The facts and circumstances indicate that Mr. Chevedden, not the Nominal Proponents, is the true proponent of the Proposals. The facts and circumstances surrounding the Proposals, the Nominal Proponents and Mr. Chevedden demonstrate that Mr. Chevedden employs the same tactics to attempt to evade Rule 14a-8's requirements that have been present in other precedent where multiple proposals have been excluded under Rule 14a-8(c). In fact, numerous facts indicate that Mr. Chevedden performed (and continues to perform) all or substantially all of the work submitting and supporting the Proposals, and thus so dominates and controls the process that it is clear the Nominal Proponents serve as his alter egos.

- Some of the strongest indications of Mr. Chevedden's status as the Proponent arise from his role in the submission of the Proposals. Each of the Proposals was in fact "submitted" by Mr. Chevedden -- each of the Proposals was emailed to the Corporation from Mr. Chevedden's personal email address, which corresponds to Mr.

Chevedden's contact information provided in the text of each cover letter. The Corporation's proxy statement states that stockholder proposals are to be sent to the Secretary of the Corporation, and the Nominal Proponents have not communicated with the Secretary at all with regard to the Proposals other than through Mr. Chevedden.[6]

- Significantly, each of the cover letters is generic, is captioned "Rule 14a-8 Proposal" and refers only to "this Rule 14a-8 proposal." *See* **Exhibit A**. Regardless of the subject matter of the proposal, the cover letter is basically the same. Thus, there is no evidence that the Nominal Proponents are even aware of the subject matter of the Proposals that Mr. Chevedden has submitted under their names. The Nominal Proponents are effectively giving Mr. Chevedden total discretion to use their name.

- But for the dates and the Nominal Proponents' names and addresses, each of the cover letters signed by the Nominal Proponents is virtually identical.[7] *See* **Exhibit A**. Each of the cover letters to the Corporation states, "This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company," but, as noted above, does not identify the subject matter of the proposal. Each letter also states, "This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting."

- In addition, Mr. Chevedden's generic cover letters state, "[p]lease direct all future communications to John Chevedden," and they provide Mr. Chevedden's phone number and e-mail address (and occasionally his street address). There is no request that any of the Nominal Proponents should receive any correspondence regarding the applicable Proposal. The Corporation has previously only copied Mr. Chevedden on communications (as requested by him) and not any of the Nominal Proponents and has never received a complaint from a Nominal Proponent about such lack of communication--presumably because the Nominal Proponents do not know or care about the status of the applicable Proposal.

- The Proposals abound with other similarities: each bears the same top heading of "[BAC Rule 14a-8 Proposal, [Date]]" and the same proposal number followed by the proposal ("3 - [Title of Proposal]") with each in the same format (centered and

[6] This process contrasts with and is clearly distinguishable from the more typical situation (frequently seen with large fund managers, labor unions and religious organizations that are stockholders) where a proponent directly submits a proposal to the company on its own letterhead and arranges for providing proof of ownership, but appoints another person to act on its behalf in coordinating any discussions with respect to the subject matter of the proposal.
[7] The only other difference is that, in two cases, the contact information for Mr. Chevedden consists only of his facsimile number and e-mail address but not his street address.

bolded); each contains a section entitled "Statement of [Nominal Proponent's Name]", also in the same format (centered and bolded); three of the "Statement of [Nominal Proponent's Name]" sections conclude with the exact same language, "Please encourage our board to respond positively to this proposal"; and all of the Proposals conclude with the proposal name followed by the phrase "Yes on 3" followed by an underscore, all in the exact same format (centered and bolded). Significantly, each Proposal includes the same detailed "Notes" section, which furnishes instructions for publication of the proposal, quotes Staff Legal Bulletin No. 14B, and cites the Sun Microsystems, Inc., no-action letter dated July 21, 2005. *See* **Exhibit A**.

- The supporting statements of the Proposals use similar language and citations evidencing a continuity of authorship. For example, the Cumulative Voting Proposal and the Say on Pay Proposal cite to the same source for information (the Corporate Library); and three of the Proposals similar language reporting on the voting results of similar proposals submitted to other companies.

- Following his submission of the Proposals, Mr. Chevedden has handled all aspects of navigating the Proposals through the stockholder proposal process. Each of the cover letters conceded that Mr. Chevedden controls all aspects of the process, expressly appointing Mr. Chevedden as the Nominal Proponent's "designee to act on my behalf regarding this Rule 14a-8 proposal . . . before, during and after the forthcoming shareholder meeting" and directing that "all future communications" be directed to Mr. Chevedden. Further demonstrating his control over the process, Mr. Chevedden handles all aspects of responding to requests for proof of the Nominal Proponent's stock ownership, submitting the requested documentation to the Corporation and then following up with the Corporation to inquire whether the documentation was sufficient. We also note that the broker's letter sent by National Financial Services, LLC on behalf of one of the Nominal Proponents was faxed directly from the broker to Mr. Chevedden. In turn, Mr. Chevedden used that same fax number to fax the broker's letter to the Corporation. *See* **Exhibit B**.

The above figures represent instances in which companies sought no action relief for proposals submitted by Mr. Chevedden and/or his nominal proponents. As Mr. Chevedden and his nominal proponents submitted numerous additional proposals for which companies did not seek no action relief, the Corporation believes that the above numbers are significantly understated and do not fully characterize Mr. Chevedden's abuse of Rule 14a-8.

The foregoing facts are similar to many of the facts that existed in the precedent cited above. As with *TPI Enterprises*, the same person has delivered all of the proposals to the company and that individual has been the only person to communicate directly with the company regarding the proposals, the content of the documents accompanying the proposals are identical, and (as discussed below) the subject matters of the Proposals are similar to subjects that the Proponent is advocating at other companies through the same and other nominal proponents. As with *Peregrine Pharmaceuticals* and *General Electric*, Mr. Chevedden is handling all correspondence and all work in connection with submitting the Proposals. In addition, as with the case in the *Occidental* letter cited above, a published report indicates that the Mr. Chevedden has drafted proposals submitted to companies in past years.[8]

While we acknowledge that the facts recited above are not on all fours with any existing precedent, given that Mr. Chevedden is familiar enough with Rule 14a-8 not to initially submit multiple proposals under his own name, other facts that are present here go beyond those cited in existing precedent in demonstrating the extent to which Mr. Chevedden controls the Proposals and thus demonstrates that he is the true proponent of the Proposals. For example:

- Mr. Chevedden, not the Nominal Proponents, traditionally handles all of the correspondence with the Division regarding proposals submitted by Nominal Proponents to the Corporation. Between 2002 and 2008, Mr. Chevedden wrote or emailed the Division at numerous times during that period concerning proposals submitted to the Corporation. In addition, he has occasionally used the first person to argue points to the Division, further demonstrating that he is acting as the principal in pursuing these proposals.

- Through nominal proponents, Mr. Chevedden has submitted proposals to the Corporation in each year from 2002 to 2008. However, no Nominal Proponent (or even Mr. Chevedden) has ever attended the Corporation's annual meeting of stockholders to present the proposals. Typically, Mr. Chevedden has arranged for a third party to present the proposals.

- Additionally, identical or substantially similar versions of the Proposals have been or are being submitted to other companies by other nominal proponents, in each case with Mr. Chevedden being the common denominator among the proposals:

    - The Corporation received the Say on Pay Proposal from Mr. Chevedden with Kenneth Steiner serving as the Nominal Proponent for the 2008 Annual Meeting and again this year. Notably, for annual meetings of stockholders between 2007 and 2009, at least 10 other Say on Pay Proposals that were identical or substantially similar in language and format to the Say on Pay Proposals were submitted to at least eight other companies either by Mr. Chevedden in his own

[8] Phyllis Plitch, GE Trying To Nix Holder Proposal To Split Chmn, CEO Jobs, DOW JONES NEWS SERVICE, January 13, 2003. ("...Quirini ally John Chevedden- who drafted the proposal- sent the SEC a point-by-point rebuttal, calling GE's actions to 'suppress' the proposal 'aggressive and contrived.'").

name or in the name of an individual who named Mr. Chevedden as their proxy.

- The Corporation received the Special Meeting Proposal from Mr. Chevedden with Ray T. Chevedden serving as the Nominal Proponent in 2008 and again this year. Notably, for stockholder annual meetings between 2007 and 2009, at least 39 other Special Meeting Proposals that were identical or substantially similar in language and format to the Special Meeting Proposals that were submitted to at least 35 other companies either by Mr. Chevedden in his own name or in the name of an individual who named Mr. Chevedden as their proxy.

- The Corporation received the Cumulative Voting Proposal from Mr. Chevedden with Nick Rossi serving as the Nominal Proponent in 2008 and again this year. Notably, for annual meetings of stockholders between 2007 and 2009, at least 16 other Cumulative Voting Proposals that were identical or substantially similar in language and format to the Cumulative Voting Proposals were submitted to at least 15 other companies either by Mr. Chevedden in his own name or in the name of an individual who named Mr. Chevedden as their proxy.

- The Corporation did not receive a Lead Director Proposal in prior years, however for stockholder annual meetings in 2008, at least five similar Lead Director Proposals were submitted by Mr. Chevedden and nominal proponents for whom he typically serves as proxy to other companies.

Mr. Chevedden commonly takes credit for proposals submitted by his nominal proponents. For example, in early 2006, Mr. Chevedden "said he chose forest-products producer Weyerhaeuser to receive a shareowner proposal on supermajority voting because of its failure to act on years of majority votes to declassify its board."[9] According to data from RiskMetrics Group, in 2006, Weyerhaeuser did not receive a stockholder proposal from Mr. Chevedden but did receive a proposal on supermajority voting from Nick Rossi who appointed Mr. Chevedden as his proxy. Substantially similar stockholder proposals were submitted to other companies that same year by Mr. Chevedden (five proposals) and numerous other individuals who typically appoint Mr. Chevedden as their proxy (Ray Chevedden, three proposals; members of the Rossi family, 14 proposals; and William Steiner, five proposals). Also, this year, RiskMetrics Group has reported that Mr. Chevedden will submit to Pfizer Inc. a proposal requesting an independent board chair, whereas we understand that the proposal actually was submitted to Pfizer by a nominal proponent who named Mr. Chevedden as having authority to act on his behalf.

Mr. Chevedden is widely recognized in the press as being the principal behind the multiple proposals he submits through nominal proponents. *See* Julie Johnsson, Discontent in air on execs pay at Boeing, CHICAGO TRIBUNE, May 1, 2007, at 4 ("'Obviously, we have very high CEO

[9] Subodh Mishra, 2006 US. proxy season preview, GOVERNANCE WEEKLY, February 17, 2006.

pay here,' said John Chevedden, a stockholder activist who introduced the two pay measures. He vowed to press the measures again next year.") (emphasis added); Craig D. Rose, Sempra reformers get their point across, SAN DIEGO UNION TRIBUNE, May 5, 2004, at C1 ("The measures were presented by John Chevedden, a long-time corporate governance activist from Redondo Beach.") (emphasis added); Richard Gibson, Maytag CEO puts himself on line in proxy issues battle, THE ASSOCIATED PRESS STATE & LOCAL WIRE, April 4, 2002, at C2 ("Last year, three measures the company opposed won approval from a majority of holders in proxy voting . . . . The dissident proposals were submitted by a shareholder identified as John Chevedden, the owner of 207 shares of Maytag.")

Thus, although Mr. Chevedden has operated in a manner that reduces the likelihood of one of the Nominal Proponents expressly conceding that they serve as Mr. Chevedden's alter ego in the stockholder proposal process, such as taking complete control of all communications between nominal proponents and companies to reduce the possibility of a nominal proponent expressly confirming his or her status as such, we nevertheless believe that the facts and circumstances described above clearly indicate that the Nominal Proponents are alter egos for Mr. Chevedden, and that he, in fact, is the controlling force behind the Proposals.

The Corporation notified the Proponent of the one proposal limit in Rule 14-8(c), but the Proponent, to date has failed to correct this deficiency. As noted above, while we understand that the requests made in the Defect Letter and Email Request were not in strict compliance with the 14-day rule set forth in Rule 14a-8(f), based on the relative equities of the parties involved, the Corporation's good faith basis for its delay and the facts presented in this letter that support the conclusion that Mr. Chevedden has abused Rule 14a-8, we respectfully request that our Defect Letter and Request Email be deemed timely under Rule 14a-8(f), or that the Division waive any delay rather than precluding any of the requested relief. We believe that this request is reasonable and appropriate under the circumstances.

Promptly after the Corporation determined that Mr. Chevedden was the actual proponent of all four Proposals, the Corporation sent the Proponent a Defect Letter and Email Request as set forth above. *See* **Exhibit F**. Electronic delivery confirmation confirms delivery of the Defect Letter and Email Request on December 18, 2008 and December 19, 2008, respectively. *See* **Exhibit F**. The Defect Letter and Email Request each notified the Proponent of the requirements of Rule 14a-8 and how the Proponent could cure the deficiency, specifically that a stockholder may submit no more than one proposal to a company for a particular stockholders' meeting. Mr. Chevedden was asked to reduce the number of proposals he submitted to one. No response has been received to date from Mr. Chevedden or the Nominal Proponents. Assuming that Mr. Chevedden does not withdraw three of his four Proposals on or before the 14th day after his receipt of the Defect Letter, all of the Proposals may be excluded. In the event that Mr. Chevedden complies with the request, we will promptly notify the Division.

The Division has also concurred that the alter ego and control standards apply under Rule 14a-8(b). The Division previously has concurred that the alter ego analysis discussed above applied to Mr. Chevedden's attempts to use a nominal proponent to satisfy the ownership requirements in Rule 14a-8(b). For example, in *TRW Inc.* (January 24, 2001), the Division concurred in the exclusion of a stockholder proposal submitted by a nominal proponent on behalf of Mr. Chevedden, where Mr. Chevedden did not personally own any of the company's stock. According to the Division, the facts demonstrated that (1) the nominal proponent "became acquainted with Mr. Chevedden, and subsequently sponsored the proposal, after responding to Mr. Chevedden's inquiry on the internet for TRW stockholders willing to sponsor a shareholder resolution;" (2) the nominal proponent "indicated that Mr. Chevedden drafted the proposal;" and (3) the nominal proponent "indicated that he is acting to support Mr. Chevedden and the efforts of Mr. Chevedden." Similarly, in *PG&E Corp.* (March 1, 2002), the Division concurred with the exclusion of a stockholder proposal submitted by Mr. Chevedden and co-sponsored by several nominal proponents, where Mr. Chevedden did not personally satisfy the stock ownership requirements. In that case, the nominal proponents stated that they did not know each other, one proponent indicated that Mr. Chevedden submitted the proposal without contacting him and the other said that Mr. Chevedden was "handling the matter." The Division concurred with exclusion under Rule 14a-8(b), stating that Mr. Chevedden was "not eligible to submit a proposal" to the company.

For these reasons, the Division should determine that Mr. Chevedden is the Proponent of the Proposals and concur with their exclusion pursuant to Rule 14a-8(c) and Rule 14a-8(b). The facts and circumstances surrounding the Proposals, the Nominal Proponents and Mr. Chevedden make clear that Mr. Chevedden is attempting to circumvent the one proposal limit in Rule 14a-8(c) and the ownership requirements in Rule 14a-8(b). Specifically, Mr. Chevedden's performance of substantially all of the work submitting and supporting the Proposals, the language and formatting similarities among the Proposals and the fungible nature of stockholder proposals for which he is appointed proxy are compelling evidence demonstrating that the Nominal Proponents are "under the control of, or [function] as the alter ego of" Mr. Chevedden.

The Corporation understands the need to protect stockholder's ability to appoint representatives to engage in discussions with companies regarding their proposals and to co-sponsor proposals with other stockholders. However, these situations are clearly distinguishable from the facts present here. The need to examine specific facts and circumstances in applying the alter ego and control tests under Rule 14a-8(c) and Rule 14a-8(b) is especially important, as applying a narrow interpretation that effectively limits the application of the rules to only a few scenarios would provide stockholders interested in evading Rule 14a-8's limitations with a roadmap on how to do so and would not further the Commission's intent to address abusive situations. The Corporation understands that the burden of proof lies squarely on it to prove that abuse is occurring. The cumulative evidence of the Proponent's activities with respect to the Proposals and with respect to proposals submitted to the Corporation, and to many other companies in the past, present a compelling case for application of Rule 14a-8(c) and Rule 14a-8(b).

Thus, based on the language set forth by the Commission in *Exchange Act Release No. 12999*, specifically that "such tactics" and "maneuvers" could result in the granting of no-action relief concerning the omission of the proposals at issue, and on the no-action letter precedent cited above, and in order to prevent the Commission's rules from being circumvented or rendered a nullity, we believe that all of the Proposals are excludable in reliance on Rule 14a-8(c) and Rule 14a-8(b).

CONCLUSION

On the basis of the foregoing and on behalf of the Corporation, we respectfully request the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2009 Annual Meeting. Based on the Corporation's timetable for the 2009 Annual Meeting, a response from the Division by February 3, 2009 would be of great assistance.

In addition, we also request, on behalf of the Corporation that the Division impose on Mr. Chevedden a permanent or long-term bar prohibiting him from submitting proposals to the Corporation either directly or indirectly through a nominal proponent. Based on the overwhelming facts and circumstances presented in this letter and the ease with which Mr. Chevedden can modify his tactics, we believe a longer term solution, beyond the 2009 proxy season, is necessary and appropriate.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 704-378-4718 or, in my absence, Teresa M. Brenner, Associate General Counsel of the Corporation, at 704-386-4238.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Andrew A. Gerber

cc: Teresa M. Brenner
John Chevedden

EXHIBIT A

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Kenneth D. Lewis
Chairman
Bank of America Corporation (BAC)
Bank of America Corporate Center Fl 18
100 N Tryon St
Charlotte NC 28255
Phone: 800 333-6262

Rule 14a-8 Proposal

Dear Mr. Lewis,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden (PH: OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Kenneth Steiner

10/9/08
Date

cc: Alice A. Herald
Corporate Secretary
PH: 704-386-1621
FX: 704-386-1670
Fax: 704-719-8043
Kristin Oberheu <Kristin.M.Oberheu@bankofamerica.com>
FX: 704-409-0985

[BAC: Rule 14a-8 Proposal, October 17, 2008]

3 – Shareholder Say on Executive Pay

RESOLVED, that shareholders request our board of directors to adopt a policy that provides shareholders the opportunity at each annual shareholder meeting to vote on an advisory resolution, proposed by management, to ratify the compensation of the named executive officers set forth in the proxy statement's Summary Compensation Table and the accompanying narrative disclosure of material factors provided to understand the Summary Compensation Table (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any named executive officers.

Statement of Kenneth Steiner

Investors are increasingly concerned about mushrooming executive pay especially when it is insufficiently linked to performance. In 2008, shareholders filed close to 100 "Say on Pay" resolutions. Votes on these resolutions have averaged 43% in favor, with ten votes over 50%, demonstrating strong shareholder support for this reform.

To date eight companies have agreed to an Advisory Vote, including Verizon, MBIA, H&R Block, Blockbuster, and Tech Data. TIAA-CREF, the country's largest pension fund, has successfully utilized the Advisory Vote twice.

RiskMetrics Group, an influential proxy voting service, recommends votes in favor, noting: "An advisory vote on executive compensation is another step forward in enhancing board accountability."

"There should be no doubt that executive compensation lies at the root of the current financial crisis," wrote Paul Hodgson, a senior research associate with research firm The Corporate Library. "There is a direct link between the behaviors that led to this financial collapse and the short-term compensation programs so common in financial services companies that rewarded short-term gains and short-term stock price increases with extremely generous pay levels."

Shareholders at Wachovia and Merrill Lynch did not support 2008 "Say on Pay" ballot proposals. Now these shareholders don't have much of a say on anything.

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "Very High Concern" in executive pay. Our CEO Kenneth Lewis had $24 million in executive pay. Mr. Lewis also gained $77 million by exercising options in 2006 according to The Corporate Library.

Meanwhile our "oversight" Board of Directors for Mr. Lewis is composed of five directors who are designated as "Problem Directors" by The Corporate Library. This was due to their involvement with the FleetBoston board, which approved a major round of executive rewards even as FleetBoston was being investigated by regulators for multiple instances of improper activity:

Thomas Ryan
William Barnet
John Collins
Gary Countryman
Charles Gifford

Plus three of our directors were designated as "Accelerated Vesting" directors by The Corporate Library. This was due to their speeding up the vesting of stock options in order to avoid recognizing the related cost:

Patricia E. Mitchell
Charles K. Gifford
Jacquelyn M. Ward

I urge our board to allow shareholders to express their opinion about senior executive compensation through an Advisory Vote:

Shareholder Say on Executive Pay –
Yes on 3

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email.

Nick Rossi

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Kenneth D. Lewis
Chairman
Bank of America Corporation (BAC)
Bank of America Corporate Center Fl 18
100 N Tryon St
Charlotte NC 28255
PH: 800 333-6262
PH: 704-386-5972
FX: 704 386-6699

Rule 14a-8 Proposal

Dear Mr. Lewis,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Nick Rossi 10/6/08

cc: Alice A. Herald
Corporate Secretary
PH: 704-386-1621
FX: 704-386-1670
FX: 704-719-8043
Kristin Oberheu <Kristin.M.Oberheu@bankofamerica.com>
FX: 704-409-0985

[BAC: Rule 14a-8 Proposal, October 17, 2008]

3 – Cumulative Voting

RESOLVED: Cumulative Voting. Shareholders recommend that our Board take steps necessary to adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates. Under cumulative voting shareholders can withhold votes from certain poor-performing nominees in order to cast multiple votes for others.

Statement of Nick Rossi

Cumulative voting won 54%-support at Aetna and greater than 51%-support at Alaska Air in 2005 and 2008. It also received greater than 53%-support at General Motors (GM) in 2006 and 2008. The Council of Institutional Investors www.cii.org has recommended adoption of this proposal topic. CalPERS has also recommend a yes-vote for proposals on this topic.

Cumulative voting allows a significant group of shareholders to elect a director of its choice – safeguarding minority shareholder interests and bringing independent perspectives to Board decisions. Cumulative voting also encourages management to maximize shareholder value by making it easier for a would-be acquirer to gain board representation. It is not necessarily intended that a would-be acquirer materialize, however that very possibility represents a powerful incentive for improved management of our company.

The merits of this Cumulative Voting proposal should also be considered in the context of the need for improvements in our company's corporate governance and in individual director performance. For instance in 2008 the following governance and performance issues were identified:

- The Corporate Library, www.thecorporatelibrary.com, an independent investment research firm rated our company:
  - "High Concern" in CEO Pay – $24 million.
  - "High Governance Risk Assessment."
- We did not have an Independent Chairman – Independence concern.
- We had no shareholder right to act by written consent.
- We had 16 directors – Unwieldy board concern and potential CEO dominance.
- Two directors had potentially compromising non-director links to our company – Independence concern:
  - Frank Bramble
  - Charles Gifford

Additionally:

- Our directors served on eight boards rated "D" by the Corporate Library in addition to our D-rated board:

Charles Gifford	CBS Corporation (CBS)
	Chairman of the CBS Nomination Committee
Thomas Ryan	Yum! Brands (YUM)
	On the Yum! Brands executive pay and nomination committees
Thomas Ryan	CVS Caremark Corporation (CVS)
	Served as CVS CEO and Chairman
Walter Massey	McDonald's (MCD)
Jacquelyn Ward	Sanmina-SCI Corporation (SANM)
Jacquelyn Ward	WellPoint (WLP)
Monica Lozano	Walt Disney (DIS)
Tommy Franks	CEC Entertainment (CEC)

• Six directors were designated as "Problem Directors" due to their involvement with the FleetBoston board, which approved a major round of executive rewards even as the company was under investigation by regulators for multiple instances of improper activity.
• Three members of our audit committee were "Problem Directors:"
William Barnet
John Collins
Thomas May

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Cumulative Voting
Yes on 3

Notes:
Nick Rossi, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email.

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Kenneth D. Lewis
Chairman
Bank of America Corporation (BAC)
Bank of America Corporate Center Fl 18
100 N Tryon St
Charlotte NC 28255
PH: 800 333-6262
PH: 704-386-5972
FX: 704 386-6699

Rule 14a-8 Proposal

Dear Mr. Lewis,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***) at:
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt and verifiable communications.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

William Steiner (signature)
William Steiner

10/28/08
Date

cc: Alice A. Herald
Corporate Secretary
PH: 704-386-1621
FX: 704-386-1670
FX: 704-719-8043
Kristin Oberheu <Kristin.M.Oberheu@bankofamerica.com>
FX: 704-409-0985

[BAC: Rule 14a-8 Proposal, November 3, 2008]

3 – Independent Lead Director

Resolved, Shareholders request that our Board take the steps necessary to adopt a bylaw to require that our company have an independent lead director whenever possible with clearly delineated duties, elected by and from the independent board members, to be expected to serve for more than one continuous year, unless our company at that time has an independent board chairman. The standard of independence would be the standard set by the Council of Institutional Investors which is simply an independent director is a person whose directorship constitutes his or her only connection to the corporation.

The clearly delineated duties at a minimum would include:

- Presiding at all meetings of the board at which the chairman is not present, including executive sessions of the independent directors.
- Serving as liaison between the chairman and the independent directors.
- Approving information sent to the board.
- Approving meeting agendas for the board.
- Approving meeting schedules to assure that there is sufficient time for discussion of all agenda items.
- Having the authority to call meetings of the independent directors.
- Being available for consultation and direct communication, if requested by major shareholders.

Statement of William Steiner

A key purpose of the Independent Lead Director is to protect shareholders' interests by providing independent oversight of management, including our CEO. An Independent Lead Director with clearly delineated duties can promote greater management accountability to shareholders and lead to a more objective evaluation of our CEO.

An Independent Lead Director should be selected primarily based on his qualifications as a Lead Director, and not simply default to the Director who has another designation on our Board. Additionally an Independent Lead Director should not be rotated out of this position each year just as he or she is gaining valuable Lead Director experience.

Please encourage our board to respond positively to this proposal and establish a Lead Director position in our bylaws to protect shareholders' interests when we do not have an independent Chairman:

Independent Lead Director –
Yes on 3

Notes:
William Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

Ray T. Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Kenneth D. Lewis
Chairman
Bank of America Corporation (BAC)
Bank of America Corporate Center Fl 18
100 N Tryon St
Charlotte NC 28255
PH: 800 333-6262
PH: 704-386-5972

NOV. 17, 2008 UPDATE

Rule 14a-8 Proposal

Dear Mr. Lewis,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***) at:
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt and verifiable communications.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Ray T. Chevedden 10-19-08

Ray T. Chevedden Date
Ray T. Chevedden and Veronica G. Chevedden Family Trust 050490
Shareholder

cc: Alice A. Herald
Corporate Secretary
PH: 704-386-1621
FX: 704-386-1670
FX: 704-719-8043
Kristin Oberheu <Kristin.M.Oberheu@bankofamerica.com>
FX: 704-409-0985

[BAC: Rule 14a-8 Proposal, October 20, 2008, Updated November 17, 2008]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of Ray T. Chevedden

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

Fidelity and Vanguard have supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favor this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, take special meeting rights into consideration when assigning company ratings.

Merck (MRK) shareholders voted 57% in favor of a proposal for 10% of shareholders to have the right to call a special meeting. This proposal topic also won from 55% to 69%-support (based on 2008 yes and no votes) at the following companies:

Entergy (ETR)	55%	Emil Rossi (Sponsor)
International Business Machines (IBM)	56%	Emil Rossi
Kimberly-Clark (KMB)	61%	Chris Rossi
CSX Corp. (CSX)	63%	Children's Investment Fund
Occidental Petroleum (OXY)	66%	Emil Rossi
FirstEnergy Corp. (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –

Yes on 3

Notes:
Ray T. Chevedden, *** FISMA & OMB Memorandum M-07-16 *** submitted this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

Ray T. Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Kenneth D. Lewis
Chairman
Bank of America Corporation (BAC)
Bank of America Corporate Center Fl 18
100 N Tryon St
Charlotte NC 28255
PH: 800 333-6262
PH: 704-386-5972

Rule 14a-8 Proposal

Dear Mr. Lewis,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***) at:
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt and verifiable communications.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Ray T. Chevedden 10-19-08
Ray T. Chevedden Date
Ray T. Chevedden and Veronica G. Chevedden Family Trust 050490
Shareholder

cc: Alice A. Herald
Corporate Secretary
PH: 704-386-1621
FX: 704-386-1670
FX: 704-719-8043
Kristin Oberheu <Kristin.M.Oberheu@bankofamerica.com>
FX: 704-409-0985

[BAC: Rule 14a-8 Proposal, October 20, 2008]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) applying to shareowners only and meanwhile not apply to management and/or the board.

Statement of Ray T. Chevedden

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

Fidelity and Vanguard have supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favor this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, take special meeting rights into consideration when assigning company ratings.

Merck (MRK) shareholders voted 57% in favor of a proposal for 10% of shareholders to have the right to call a special meeting. This proposal topic also won from 55% to 69%-support (based on 2008 yes and no votes) at the following companies:

Entergy (ETR)	55%	Emil Rossi (Sponsor)
International Business Machines (IBM)	56%	Emil Rossi
Merck (MRK)	57%	William Steiner
Kimberly-Clark (KMB)	61%	Chris Rossi
CSX Corp. (CSX)	63%	Children's Investment Fund
Occidental Petroleum (OXY)	66%	Emil Rossi
FirstEnergy Corp. (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:
Ray T. Chevedden, *** FISMA & OMB Memorandum M-07-16 *** submitted this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email.

EXHIBIT B

From: olmsted [mailto:***FISMA & OMB Memorandum M-07-16***]
Sent: Friday, October 17, 2008 5:28 PM
To: Oberheu, Kristin M -Legal
Subject: Rule 14a-8 Proposal (BAC)

Please see the attachment.
Sincerely,
John Chevedden

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Kenneth D. Lewis
Chairman
Bank of America Corporation (BAC)
Bank of America Corporate Center Fl 18
100 N Tryon St
Charlotte NC 28255
Phone: 800 333-6262

Rule 14a-8 Proposal

Dear Mr. Lewis,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 ***) at:
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Kenneth Steiner

10/9/08
Date

cc: Alice A. Herald
Corporate Secretary
PH: 704-386-1621
FX: 704-386-1670
Fax: 704-719-8043
Kristin Oberheu <Kristin.M.Oberheu@bankofamerica.com>
FX: 704-409-0985

[BAC: Rule 14a-8 Proposal, October 17, 2008]

3 – Shareholder Say on Executive Pay

RESOLVED, that shareholders request our board of directors to adopt a policy that provides shareholders the opportunity at each annual shareholder meeting to vote on an advisory resolution, proposed by management, to ratify the compensation of the named executive officers set forth in the proxy statement's Summary Compensation Table and the accompanying narrative disclosure of material factors provided to understand the Summary Compensation Table (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any named executive officers.

Statement of Kenneth Steiner

Investors are increasingly concerned about mushrooming executive pay especially when it is insufficiently linked to performance. In 2008, shareholders filed close to 100 "Say on Pay" resolutions. Votes on these resolutions have averaged 43% in favor, with ten votes over 50%, demonstrating strong shareholder support for this reform.

To date eight companies have agreed to an Advisory Vote, including Verizon, MBIA, H&R Block, Blockbuster, and Tech Data. TIAA-CREF, the country's largest pension fund, has successfully utilized the Advisory Vote twice.

RiskMetrics Group, an influential proxy voting service, recommends votes in favor, noting: "An advisory vote on executive compensation is another step forward in enhancing board accountability."

"There should be no doubt that executive compensation lies at the root of the current financial crisis," wrote Paul Hodgson, a senior research associate with research firm The Corporate Library. "There is a direct link between the behaviors that led to this financial collapse and the short-term compensation programs so common in financial services companies that rewarded short-term gains and short-term stock price increases with extremely generous pay levels."

Shareholders at Wachovia and Merrill Lynch did not support 2008 "Say on Pay" ballot proposals. Now these shareholders don't have much of a say on anything.

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "Very High Concern" in executive pay. Our CEO Kenneth Lewis had $24 million in executive pay. Mr. Lewis also gained $77 million by exercising options in 2006 according to The Corporate Library.

Meanwhile our "oversight" Board of Directors for Mr. Lewis is composed of five directors who are designated as "Problem Directors" by The Corporate Library. This was due to their involvement with the FleetBoston board, which approved a major round of executive rewards even as FleetBoston was being investigated by regulators for multiple instances of improper activity:

Thomas Ryan
William Barnet
John Collins
Gary Countryman
Charles Gifford

Plus three of our directors were designated as "Accelerated Vesting" directors by The Corporate Library. This was due to their speeding up the vesting of stock options in order to avoid recognizing the related cost:

Patricia E. Mitchell
Charles K. Gifford
Jacquelyn M. Ward

I urge our board to allow shareholders to express their opinion about senior executive compensation through an Advisory Vote:

Shareholder Say on Executive Pay –
Yes on 3

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email.

From: olmsted [mailto:FISMA & OMB Memorandum M-07-16]***
Sent: Saturday, October 18, 2008 12:56 AM
To: Oberheu, Kristin M -Legal
Subject: Rule 14a-8 Proposal (BAC)

Please see the attachment.
Sincerely,
John Chevedden

Nick Rossi

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Kenneth D. Lewis
Chairman
Bank of America Corporation (BAC)
Bank of America Corporate Center Fl 18
100 N Tryon St
Charlotte NC 28255
PH: 800 333-6262
PH: 704-386-5972
FX: 704 386-6699

Rule 14a-8 Proposal

Dear Mr. Lewis,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 ***) at:
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Nick Rossi 10/6/08

cc: Alice A. Herald
Corporate Secretary
PH: 704-386-1621
FX: 704-386-1670
FX: 704-719-8043
Kristin Oberheu <Kristin.M.Oberheu@bankofamerica.com>
FX: 704-409-0985

[BAC: Rule 14a-8 Proposal, October 17, 2008]

3 – Cumulative Voting

RESOLVED: Cumulative Voting. Shareholders recommend that our Board take steps necessary to adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates. Under cumulative voting shareholders can withhold votes from certain poor-performing nominees in order to cast multiple votes for others.

Statement of Nick Rossi

Cumulative voting won 54%-support at Aetna and greater than 51%-support at Alaska Air in 2005 and 2008. It also received greater than 53%-support at General Motors (GM) in 2006 and 2008. The Council of Institutional Investors www.cii.org has recommended adoption of this proposal topic. CalPERS has also recommend a yes-vote for proposals on this topic.

Cumulative voting allows a significant group of shareholders to elect a director of its choice – safeguarding minority shareholder interests and bringing independent perspectives to Board decisions. Cumulative voting also encourages management to maximize shareholder value by making it easier for a would-be acquirer to gain board representation. It is not necessarily intended that a would-be acquirer materialize, however that very possibility represents a powerful incentive for improved management of our company.

The merits of this Cumulative Voting proposal should also be considered in the context of the need for improvements in our company's corporate governance and in individual director performance. For instance in 2008 the following governance and performance issues were identified:

- The Corporate Library, www.thecorporatelibrary.com, an independent investment research firm rated our company:
  "High Concern" in CEO Pay – $24 million.
  "High Governance Risk Assessment."
- We did not have an Independent Chairman – Independence concern.
- We had no shareholder right to act by written consent.
- We had 16 directors – Unwieldy board concern and potential CEO dominance.
- Two directors had potentially compromising non-director links to our company – Independence concern:
  Frank Bramble
  Charles Gifford

Additionally:

- Our directors served on eight boards rated "D" by the Corporate Library in addition to our D-rated board:

Charles Gifford	CBS Corporation (CBS) Chairman of the CBS Nomination Committee
Thomas Ryan	Yum! Brands (YUM) On the Yum! Brands executive pay and nomination committees
Thomas Ryan	CVS Caremark Corporation (CVS) Served as CVS CEO and Chairman
Walter Massey	McDonald's (MCD)
Jacquelyn Ward	Sanmina-SCI Corporation (SANM)
Jacquelyn Ward	WellPoint (WLP)
Monica Lozano	Walt Disney (DIS)
Tommy Franks	CEC Entertainment (CEC)

• Six directors were designated as "Problem Directors" due to their involvement with the FleetBoston board, which approved a major round of executive rewards even as the company was under investigation by regulators for multiple instances of improper activity.
• Three members of our audit committee were "Problem Directors:"
William Barnet
John Collins
Thomas May

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Cumulative Voting
Yes on 3

Notes:
Nick Rossi, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email.

From: olmsted [mailto:FISMA & OMB Memorandum M-07-16]***
Sent: Monday, October 20, 2008 11:01 PM
To: Oberheu, Kristin M -Legal
Subject: Rule 14a-8 Proposal (BAC)

Please see the attachment.
Sincerely,
John Chevedden

Ray T. Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Kenneth D. Lewis
Chairman
Bank of America Corporation (BAC)
Bank of America Corporate Center Fl 18
100 N Tryon St
Charlotte NC 28255
PH: 800 333-6262
PH: 704-386-5972

Rule 14a-8 Proposal

Dear Mr. Lewis,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***) at:
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt and verifiable communications.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Ray T. Chevedden 10-19-08
Ray T. Chevedden Date
Ray T. Chevedden and Veronica G. Chevedden Family Trust 050490
Shareholder

cc: Alice A. Herald
Corporate Secretary
PH: 704-386-1621
FX: 704-386-1670
FX: 704-719-8043
Kristin Oberheu <Kristin.M.Oberheu@bankofamerica.com>
FX: 704-409-0985

[BAC: Rule 14a-8 Proposal, October 20, 2008]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) applying to shareowners only and meanwhile not apply to management and/or the board.

Statement of Ray T. Chevedden

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

Fidelity and Vanguard have supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favor this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, take special meeting rights into consideration when assigning company ratings.

Merck (MRK) shareholders voted 57% in favor of a proposal for 10% of shareholders to have the right to call a special meeting. This proposal topic also won from 55% to 69%-support (based on 2008 yes and no votes) at the following companies:

Entergy (ETR)	55%	Emil Rossi (Sponsor)
International Business Machines (IBM)	56%	Emil Rossi
Merck (MRK)	57%	William Steiner
Kimberly-Clark (KMB)	61%	Chris Rossi
CSX Corp. (CSX)	63%	Children's Investment Fund
Occidental Petroleum (OXY)	66%	Emil Rossi
FirstEnergy Corp. (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:
Ray T. Chevedden, *** FISMA & OMB Memorandum M-07-16 *** submitted this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email.

From: Oberheu, Kristin M -Legal
Sent: Wednesday, October 22, 2008 4:42 PM
To: 'olmsted'
Subject: BAC Shareholder Proposals

Mr. John Chevedden:

Please see the attached letters from Bank of America Corporation regarding the shareholder proposals we received from Mr. Nick Rossi, Mr. Kenneth Steiner and Mr. Ray Chevedden.

Regards,

Kristin Marie Oberheu
Bank of America Corporation
Legal Department
704-299-2192

Bank of America

Legal Department

October 22, 2008

Via Electronic Delivery *** FISMA & OMB Memorandum M-07-16 ***
Delivery Receipt Requested

Mr. John Chevedden
Appointed proxy for Mr. Nick Rossi

Re: <u>Bank of America Corporation (the "Corporation")</u>

Dear Mr. Chevedden:

On October 20, 2008, we received your request to include a stockholder proposal in the Corporation's 2009 annual proxy statement. In order to properly consider your request, and in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, as amended ("Rule 14a-8"), we hereby inform you of a certain eligibility or procedural defect in your submission, as describe below.

Mr. Rossi does not appear to be a record owner of common stock on the Corporation's books and records. In accordance with applicable rules of the Securities and Exchange Commission ("SEC"), please send a written statement from the "record" holder of Nick Rossi's shares, verifying that, at the time the proposal was submitted by Mr. Rossi, he held at least $2,000 in market value of the Corporation's common stock and that such stock had continuously been held for at least one year. Please note that if we do not receive such documentation **within 14 calendar days** of your receipt of this letter, we may properly exclude Mr. Rossi's proposal from our proxy statement. For your convenience, I have included a copy of Rule 14a-8 with this letter.

In asking you to provide the foregoing information, the Corporation does not relinquish its right to later object to including your proposal on related or different grounds pursuant to applicable SEC rules.

Please send the requested documentation to my attention: Kristin Marie Oberheu, Bank of America Corporation, NC1-002-29-01, 101 South Tryon Street, Charlotte, NC 28255. If you would like to discuss this matter with me, please call me at 704-386-7483.

Very truly yours,

Kristin Marie Oberheu

Kristin Marie Oberheu, NCCP
Vice President/Senior Paralegal

Attachment

Bank of America, NC1-002-29-01
101 S. Tryon Street, Charlotte, NC 28255

Bank of America

Legal Department

October 22, 2008

Via Electronic Delivery *** FISMA & OMB Memorandum M-07-16 ***
Delivery Receipt Requested

Mr. John Chevedden
Appointed proxy for Mr. Kenneth Steiner

Re: **Bank of America Corporation (the "Corporation")**

Dear Mr. Chevedden:

On October 17, 2008, we received your request to include a stockholder proposal in the Corporation's 2009 annual proxy statement. In order to properly consider your request, and in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, as amended ("Rule 14a-8"), we hereby inform you of a certain eligibility or procedural defect in your submission, as describe below.

Mr. Steiner does not appear to be a record owner of common stock on the Corporation's books and records. In accordance with applicable rules of the Securities and Exchange Commission ("SEC"), please send a written statement from the "record" holder of Kenneth Steiner's shares, verifying that, at the time the proposal was submitted by Mr. Steiner, he held at least $2,000 in market value of the Corporation's common stock and that such stock had continuously been held for at least one year. Please note that if we do not receive such documentation **within 14 calendar days** of your receipt of this letter, we may properly exclude Mr. Steiner's proposal from our proxy statement. For your convenience, I have included a copy of Rule 14a-8 with this letter.

In asking you to provide the foregoing information, the Corporation does not relinquish its right to later object to including your proposal on related or different grounds pursuant to applicable SEC rules.

Please send the requested documentation to my attention: Kristin Marie Oberheu, Bank of America Corporation, NC1-002-29-01, 101 South Tryon Street, Charlotte, NC 28255. If you would like to discuss this matter with me, please call me at 704-386-7483.

Very truly yours,

Kristin Marie Oberheu

Kristin Marie Oberheu, NCCP
Vice President/Senior Paralegal

Attachment

Bank of America

Legal Department

October 22, 2008

Via Electronic Delivery *** FISMA & OMB Memorandum M-07-16 ***
Delivery Receipt Requested

Mr. John Chevedden
Appointed proxy for Mr. Ray Chevedden

Re: Bank of America Corporation (the "Corporation")

Dear Mr. Chevedden:

On October 21, 2008, we received your request to include a stockholder proposal in the Corporation's 2009 annual proxy statement. In order to properly consider your request, and in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, as amended ("Rule 14a-8"), we hereby inform you of a certain eligibility or procedural defect in your submission, as describe below.

Mr. Chevedden does not appear to be a record owner of common stock on the Corporation's books and records. In accordance with applicable rules of the Securities and Exchange Commission ("SEC"), please send a written statement from the "record" holder of Ray Chevedden's shares, verifying that, at the time the proposal was submitted by Mr. Chevedden, he held at least $2,000 in market value of the Corporation's common stock and that such stock had continuously been held for at least one year. Please note that if we do not receive such documentation **within 14 calendar days** of your receipt of this letter, we may properly exclude Mr. Chevedden's proposal from our proxy statement. For your convenience, I have included a copy of Rule 14a-8 with this letter.

In asking you to provide the foregoing information, the Corporation does not relinquish its right to later object to including your proposal on related or different grounds pursuant to applicable SEC rules.

Please send the requested documentation to my attention: Kristin Marie Oberheu, Bank of America Corporation, NC1-002-29-01, 101 South Tryon Street, Charlotte, NC 28255. If you would like to discuss this matter with me, please call me at 704-386-7483.

Very truly yours,

Kristin Marie Oberheu

Kristin Marie Oberheu, NCCP
Vice President/Senior Paralegal

Attachment

From: olmsted [mailto:FISMA & OMB Memorandum M-07-16]***
Sent: Thursday, October 23, 2008 8:47 PM
To: Oberheu, Kristin M -Legal
Subject: Rule 14a-8 Broker Letter (BAC)

Dear Ms. Oberheu,
Please see the attachment.
Sincerely,
John Chevedden

DJF

DISCOUNT BROKERS

Date: 23 OCT 08

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number SMA & OMB Memorandum M-07-16, held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 1076 shares of Bank of America Cp.; having held at least two thousand dollars worth of the above mentioned security since the following date: 2/7/2000, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 10-23-08	# of pages ▸
To Kristin Marie Oberheu	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 704-386-1670	Fax #	

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516·328-2600 800·695·EASY www.djfdis.com Fax 516·328-2323

From: olmsted [mailto:FISMA & OMB Memorandum M-07-16]***
Sent: Saturday, October 25, 2008 12:56 AM
To: Oberheu, Kristin M -Legal
Subject: Rule 14a-8 Broker Letter (BAC) NR

Dear Ms. Oberheu,
Attached is the broker letter requested. Please advise within one business day whether there is any further rule 14a-8 requirement.
Sincerely,
John Chevedden

From: olmsted [mailto:*** FISMA & OMB Memorandum M-07-16 ***]
Sent: Monday, November 03, 2008 1:30 PM
To: Oberheu, Kristin M -Legal
Subject: Rule 14a-8 Proposal (BAC) LD

Dear Ms. Oberheu,
Please see the attachment.
Sincerely,
John Chevedden

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Kenneth D. Lewis
Chairman
Bank of America Corporation (BAC)
Bank of America Corporate Center Fl 18
100 N Tryon St
Charlotte NC 28255
PH: 800 333-6262
PH: 704-386-5972
FX: 704 386-6699

Rule 14a-8 Proposal

Dear Mr. Lewis,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***) at:
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt and verifiable communications.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

William Steiner

10/28/08
Date

cc: Alice A. Herald
Corporate Secretary
PH: 704-386-1621
FX: 704-386-1670
FX: 704-719-8043
Kristin Oberheu <Kristin.M.Oberheu@bankofamerica.com>
FX: 704-409-0985

[BAC: Rule 14a-8 Proposal, November 3, 2008]

3 – Independent Lead Director

Resolved, Shareholders request that our Board take the steps necessary to adopt a bylaw to require that our company have an independent lead director whenever possible with clearly delineated duties, elected by and from the independent board members, to be expected to serve for more than one continuous year, unless our company at that time has an independent board chairman. The standard of independence would be the standard set by the Council of Institutional Investors which is simply an independent director is a person whose directorship constitutes his or her only connection to the corporation.

The clearly delineated duties at a minimum would include:

- Presiding at all meetings of the board at which the chairman is not present, including executive sessions of the independent directors.
- Serving as liaison between the chairman and the independent directors.
- Approving information sent to the board.
- Approving meeting agendas for the board.
- Approving meeting schedules to assure that there is sufficient time for discussion of all agenda items.
- Having the authority to call meetings of the independent directors.
- Being available for consultation and direct communication, if requested by major shareholders.

Statement of William Steiner

A key purpose of the Independent Lead Director is to protect shareholders' interests by providing independent oversight of management, including our CEO. An Independent Lead Director with clearly delineated duties can promote greater management accountability to shareholders and lead to a more objective evaluation of our CEO.

An Independent Lead Director should be selected primarily based on his qualifications as a Lead Director, and not simply default to the Director who has another designation on our Board. Additionally an Independent Lead Director should not be rotated out of this position each year just as he or she is gaining valuable Lead Director experience.

Please encourage our board to respond positively to this proposal and establish a Lead Director position in our bylaws to protect shareholders' interests when we do not have an independent Chairman:

Independent Lead Director –
Yes on 3

Notes:
William Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

From: olmsted [mailto:FISMA & OMB Memorandum M-07-16]***
Sent: Monday, November 03, 2008 9:58 PM
To: Oberheu, Kristin M -Legal
Subject: Rule 14a-8 Broker Letter (BAC) SPM

Dear Ms. Oberheu,
Attached is the broker letter requested. Please advise within one business day whether there is any further rule 14a-8 requirement.
Sincerely,
John Chevedden

002/002

National Financial Services, LLC
Operations and Services Group
500 SALEM STREET OS2S, SMITHFIELD, RI 02917

November 3, 2008

Ray T. Chevedden
Via facsimile to: *** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

This letter is provided at the request of Mr. Chevedden and is intended to serve as confirmation of his share ownership in Bank of America (BAC), Eastman Chemical Co. (EMN) and AT&T, Inc. (T).

Please accept this letter as confirmation that Mr. Ray Chevedden, as trustee of the Ray and Veronica Chevedden Family Trust, has continuously held no less than 200.000 shares of each of the securities listed above since July 1, 2006.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 9:00 a.m. and 5:30 p.m. Eastern Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 27937 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W040965-03NOV08

Post-it® Fax Note 7671	Date 11-3-08	# of pages ▶
To Kristin Marie Oberheu	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 704-386-1670	Fax #	

From: Oberheu, Kristin M -Legal
Sent: Monday, November 03, 2008 10:04 PM
To: 'olmsted'
Subject: RE: Rule 14a-8 Broker Letter (BAC) for Ray Chevedden

Mr. John Chevedden:

I acknowledge receipt of the broker letter for Mr. Ray Chevedden. We are continually considering the submission and we will follow the rules provided under Rule 14a-8.

Kind regards,

Kristin Marie Oberheu
Bank of America Corporation
Legal Department
704-299-2192

-----Original Message-----
From: olmsted [mailto:FISMA & OMB Memorandum M-07-16***
Sent: Monday, November 03, 2008 9:58 PM
To: Oberheu, Kristin M -Legal
Subject: Rule 14a-8 Broker Letter (BAC) SPM

Dear Ms. Oberheu,
Attached is the broker letter requested. Please advise within one business day whether there is any further rule 14a-8 requirement.
Sincerely,
John Chevedden

National Financial Services, LLC
Operations and Services Group
500 SALEM STREET OS2S, SMITHFIELD, RI 02917

November 3, 2008

Ray T. Chevedden
Via facsimile to: OMB Memorandum M-07-16 ***

To Whom It May Concern:

This letter is provided at the request of Mr. Chevedden and is intended to serve as confirmation of his share ownership in Bank of America (BAC), Eastman Chemical Co. (EMN) and AT&T, Inc. (T).

Please accept this letter as confirmation that Mr. Ray Chevedden, as trustee of the Ray and Veronica Chevedden Family Trust, has continuously held no less than 200.000 shares of each of the securities listed above since July 1, 2006.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 9:00 a.m. and 5:30 p.m. Eastern Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 27937 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W040965-03NOV08

Post-it® Fax Note 7671	Date 11-3-08 # of pages ▶
To Kristin Marie Oberheu	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***
Fax # 704-386-1670	Fax #

From: Oberheu, Kristin M -Legal
Sent: Wednesday, November 05, 2008 4:23 PM
To: 'olmsted'
Subject: BAC Shareholder Proposal - William Steiner

Dear Mr. Chevedden:

Please see the attached letter.

Regards,

Kristin Marie Oberheu
Bank of America Corporation
Legal Department
980-386-7483

Bank of America

Legal Department

November 5, 2008

Via Electronic Delivery *** FISMA & OMB Memorandum M-07-16 ***
Delivery Receipt Requested

Mr. John Chevedden
Appointed proxy for Mr. William Steiner

Re: Bank of America Corporation (the "Corporation")

Dear Mr. Chevedden:

On November 3, 2008, we received your request to include a stockholder proposal in the Corporation's 2009 annual proxy statement. In order to properly consider your request, and in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, as amended ("Rule 14a-8"), we hereby inform you of a certain eligibility or procedural defect in your submission, as described below.

Mr. William Steiner does not appear to be a record owner of common stock on the Corporation's books and records. In accordance with applicable rules of the Securities and Exchange Commission ("SEC"), please send a written statement from the "record" holder of Mr. Steiner's shares, verifying that, at the time the proposal was submitted by Mr. Steiner, he held at least $2,000 in market value of the Corporation's common stock and that such stock had continuously been held for at least one year. Please note that if we do not receive such documentation **within 14 calendar days** of your receipt of this letter, we may properly exclude Mr. Steiner's proposal from our proxy statement. For your convenience, I have included a copy of Rule 14a-8 with this letter.

In asking you to provide the foregoing information, the Corporation does not relinquish its right to later object to including your proposal on related or different grounds pursuant to applicable SEC rules.

Please send the requested documentation to my attention: Kristin Marie Oberheu, Bank of America Corporation, NC1-002-29-01, 101 South Tryon Street, Charlotte, NC 28255. If you would like to discuss this matter with me, please call me at 980-386-7483.

Very truly yours,

Kristin Marie Oberheu Corp

Kristin Marie Oberheu, NCCP
Vice President/Senior Paralegal

Attachment

-----Original Message-----
From: olmsted [mailto:FISMA & OMB Memorandum M-07-16]***
Sent: Thursday, November 13, 2008 2:11 PM
To: Oberheu, Kristin M -Legal
Subject: Rule 14a-8 Broker Letter (BAC) LD

Dear Ms. Oberheu,
Attached is the broker letter requested. Please advise within one business day whether there is any further rule 14a-8 requirement.
Sincerely,
John Chevedden

DJF

DISCOUNT BROKERS

Date: 13 Nov 2008

To whom it may concern:

As introducing broker for the account of William Steiner, account number *** FISMA & OMB Memorandum M-07-16 *** held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 1500 shares of Bank of America; having held at least two thousand dollars worth of the above mentioned security since the following date: 11/2/07, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 11-13-08 # of pages▶
To Kristin Marie Oberhen	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***
Fax # 704-409-0985	Fax #

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

From: Oberheu, Kristin M -Legal
Sent: Thursday, November 13, 2008 4:05 PM
To: 'olmsted'
Subject: RE: Rule 14a-8 Broker Letter (BAC) LD

Mr. John Chevedden:

I acknowledge receipt of the broker letter for Mr. William Steiner. We are continually considering the submission and we will follow the rules provided under Rule 14a-8.

Kind regards,

Kristin Marie Oberheu
Bank of America Corporation
Legal Department
704-299-2192

-----Original Message-----
From: olmsted [mailto:FISMA & OMB Memorandum M-07-16]***
Sent: Thursday, November 13, 2008 2:11 PM
To: Oberheu, Kristin M -Legal
Subject: Rule 14a-8 Broker Letter (BAC) LD

Dear Ms. Oberheu,
Attached is the broker letter requested. Please advise within one business day whether there is any further rule 14a-8 requirement.
Sincerely,
John Chevedden

DJF

DISCOUNT BROKERS

Date: 13 Nov 2008

To whom it may concern:

As introducing broker for the account of William Steiner, account number *** FISMA & OMB Memorandum M-07-16 ***, held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 1500 shares of Bank of America; having held at least two thousand dollars worth of the above mentioned security since the following date: 11/2/07, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 11-13-08	# of pages ▶
To Kristin Marie Oberhen	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 704-409-0985	Fax #	

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

From: olmsted [mailto:FISMA & OMB Memorandum M-07-16]***
Sent: Monday, November 17, 2008 11:50 PM
To: Oberheu, Kristin M -Legal
Subject: Rule 14a-8 Proposal (BAC) SPM

Dear Ms. Oberheu,
Please see the attachment.
Sincerely,
John Chevedden

Ray T. Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Kenneth D. Lewis
Chairman
Bank of America Corporation (BAC)
Bank of America Corporate Center Fl 18
100 N Tryon St
Charlotte NC 28255
PH: 800 333-6262
PH: 704-386-5972

NOV. 17, 2008 UPDATE

Rule 14a-8 Proposal

Dear Mr. Lewis,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***) at:
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt and verifiable communications.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Ray T. Chevedden 10-19-08

Ray T. Chevedden Date
Ray T. Chevedden and Veronica G. Chevedden Family Trust 050490
Shareholder

cc: Alice A. Herald
Corporate Secretary
PH: 704-386-1621
FX: 704-386-1670
FX: 704-719-8043
Kristin Oberheu <Kristin.M.Oberheu@bankofamerica.com>
FX: 704-409-0985

[BAC: Rule 14a-8 Proposal, October 20, 2008, Updated November 17, 2008]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of Ray T. Chevedden

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

Fidelity and Vanguard have supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favor this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, take special meeting rights into consideration when assigning company ratings.

Merck (MRK) shareholders voted 57% in favor of a proposal for 10% of shareholders to have the right to call a special meeting. This proposal topic also won from 55% to 69%-support (based on 2008 yes and no votes) at the following companies:

Entergy (ETR)	55%	Emil Rossi (Sponsor)
International Business Machines (IBM)	56%	Emil Rossi
Kimberly-Clark (KMB)	61%	Chris Rossi
CSX Corp. (CSX)	63%	Children's Investment Fund
Occidental Petroleum (OXY)	66%	Emil Rossi
FirstEnergy Corp. (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –

Yes on 3

Notes:

Ray T. Chevedden, *** FISMA & OMB Memorandum M-07-16 *** submitted this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

From: olmsted [mailto:***FISMA & OMB Memorandum M-07-16***
Sent: Wednesday, December 10, 2008 12:13 AM
To: shareholderproposals@sec.gov
Cc: Oberheu, Kristin M -Legal
Subject: # 1 Bank of America Corporation (BAC) - Rule 14a-8 Proposal: Cumulative Voting na'

Please see the attachment.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

December 9, 2008

Office of Chief Coumsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Bank of America Corporation (BAC)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Cumulative Voting
Nick Rossi

Ladies and Gentlemen:

This is the first response to the company November 26, 2008 no action request regarding this rule 14a-8 proposal with the following resolved statement (emphasis added):

3 – Cumulative Voting

RESOLVED: Cumulative Voting. Shareholders ***recommend*** that our Board take steps necessary to adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates. Under cumulative voting shareholders can withhold votes from certain poor-performing nominees in order to cast multiple votes for others.

After the company has had the opportunity to read the above words "Shareholders *recommend*" the company disingenuously launches an argument about shareholders "madat[ing] the board."

The company seems to argue that most shareholder proposals should be excluded unless they are preceded with "recommend" and conclude with "if the board wants to take such action."

The company then engages in a what-if (red herring) discussion about text that might have been in the proposal about adopting cumulative voting without amending the Certificate and then draws a gratuitous conclusion.

The company also fails to note that the proposal does not call for unilateral action by the board and then the company inflates an argument based on the company-introduced false premise.

The company introduces false analogies of cases like *Pfizer Inc.* (March 7, 2008) where the key argument was that the proposal did not have text for the board "to take the steps necessary."

The company even introduces *Wal-Mart Stores Inc.* (March 20, 2007) as a proposal which survived a no action request and which has the text: "Resolved: Cumulative Voting. Shareholders recommend that our Board (take all the steps in their power to) adopt cumulative voting" which does not seem to have a material difference with the text in this proposal, "Shareholders recommend that our Board take steps necessary to adopt cumulative voting."

Then the company argues in effect that any rule 14a-8 proposal which requires a shareholder vote is per se excludable because the board cannot guarantee that shareholders will approve any proposal.

Xerox Corporation (February 23, 2004) is a false precedent regarding the above argument because the Xerox proposal called for only the board to act when shareholder approval was also needed:
"BE IT RESOLVED, that the shareholders of Xerox Corporation request that the Board of Directors amend the certificate of incorporation to reinstate the rights of the shareholders to take action by written consent and to call special meetings."

SBC Communications Inc. (January 11, 2004) is another false precedent because the proposal was curable by simply being recast as a recommendation (emphasis added):
WSB No.: 0202200407
Public Availability Date: Sunday, January 11, 2004

Act Section Rule
1934 14(a) 14a-8

Abstract:
...A shareholder proposal, which directs that this company's board be reduced from 21 to 14 individuals, may be omitted from the company's proxy material under rule 14a-8(i)(2) and (i)(6) on the grounds that it would cause the company to violate state law and therefore be beyond its power to implement unless the ***proponent provides*** the company, within seven days after receipt of the staff's response, with ***a proposal recast as a recommendation*** or request. The proposal may not be omitted in its entirety under rule 14a-8(i)(3). However, the staff states that a portion of the supporting statement may be omitted as materially false or misleading under rule 14a-9, unless the proponent provides the company, within seven calendar days after receipt of the staff's response, with a proposal revised in the manner indicated.

For these reasons, and emphasizing the false company precedents which taint the entire company letter, it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Nick Rossi

Kristin Oberheu <Kristin.M.Oberheu@bankofamerica.com>

Dawson, Janet K.

From: Vandiver, Ann
Sent: Wednesday, November 26, 2008 5:10 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: Gerber, Andrew; Dawson, Janet K.; Vandiver, Ann
Subject: Bank of America Corporation Stockholder Proposal Submitted by Nick Rossi
Attachments: BofA Stockholder Proposal Submitted by Nick Rossi.PDF

Mr. Chevedden,

Attached please find a copy of the letter sent to the SEC in connection with the above-referenced matter. Please confirm receipt of this email.

Sincerely,

Ann B. Vandiver
NCSB Certified Paralegal
Hunton & Williams, LLP
101 South Tryon Street
Suite 3500
Charlotte, North Carolina 28280
Phone: 704-378-4771
RightFax: 704-331-5176
Email: avandiver@hunton.com

HUNTON & WILLIAMS

HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

FILE NO: 46123.74

November 26, 2008

Rule 14a-8

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
101 F. Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by Nick Rossi

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as counsel to Bank of America Corporation, a Delaware corporation (the "Corporation"), we request confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits from its proxy materials for the Corporation's 2009 Annual Meeting of Stockholders (the "2009 Annual Meeting") for the reasons set forth herein, the proposal described below. The statements of fact included herein represent our understanding of such facts.

GENERAL

The Corporation received a proposal and supporting statement dated October 17, 2008 (the "Proposal") from Nick Rossi (the "Proponent"), for inclusion in the proxy materials for the 2009 Annual Meeting. The Proposal is attached hereto as **Exhibit A**. The 2009 Annual Meeting is scheduled to be held on or about April 29, 2008. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 18, 2008.

Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that

it may exclude the Proposal;

2. Six copies of the Proposal; and

3. Six copies of the opinion Richards, Layton & Finger, P.A.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2009 Annual Meeting.

SUMMARY OF PROPOSAL

The Proposal recommends that the "Board take steps necessary to adopt cumulative voting." (emphasis added) The Proposal also provides the Proponent's definition of cumulative voting.

REASONS FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2009 Annual Meeting pursuant to Rules 14a-8(i)(2) and (i)(6). The Proposal may be excluded pursuant to Rule 14a-8(i)(2) because, if implemented, it would cause the Corporation to violate Delaware law. The Proposal may also be excluded pursuant to Rule 14a-8(i)(6) because the Corporation lacks the power to implement the Proposal.

1. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(2) because implementation of the Proposal would require the Corporation to violate Delaware law.

Rule 14a-8(i)(2) permits a company to exclude a stockholder proposal if implementation of the proposal would cause it to violate any state, federal or foreign law to which it is subject. The Corporation is incorporated under the laws of the State of Delaware. For the reasons set forth below and in the legal opinion regarding Delaware law from Richards, Layton & Finger, P.A., attached hereto as **Exhibit B** (the "RLF Opinion"), the Corporation believes that the Proposal is excludable under Rule 14a-8(i)(2) because, if implemented, the Proposal would cause the Corporation to violate the General Corporation Law of the State of Delaware (the "DGCL").

The Proposal is vague as to the method in which the Board should "take steps necessary to adopt" cumulative voting. Although the Commission has stated in Staff Legal Bulletin No. 14D ("SLB 14D") dated November 7, 2008, Question B, that the Commission's Staff "may permit the proponent to revise the proposal to provide that the board of directors 'take the steps necessary' to amend the company's charter," the "steps necessary" to amend the Corporation's Amended and Restated Certificate of Incorporation (the "Certificate") cannot be completed by unilateral board action. The "steps necessary" to amend the Certificate include the requirement that no amendment be submitted for stockholder adoption unless the Board has determined, in the exercise of its fiduciary duties, that such amendment is "advisable." This "advisability" requirement must be satisfied by the Board in the good faith exercise of its fiduciary duties and may not be delegated to stockholders. *See, e.g., Smith v. Van Gorkom*, 488 A.2d 858, 888 (Del. 1985) (discussing the analogous "advisability" declaration requirement under DGCL § 251). Thus, the stockholders, cannot, through implementation of the Proposal, effectively mandate the Board to determine the advisability of an amendment to the Certificate because, under Delaware law, the Board is required to make its own independent determination and the fact that a majority of the stockholders may want to implement the Proposal is not dispositive. *See, e.g., Paramount Communications Inc. v. Time Inc.*, 1989 WL 79880, at *30 (Del.Ch. July 14, 1989) ("The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares."), *aff'd*, 571 A.2d 1140 (Del. 1989). To the extent that the Proposal would remove from the Board its discretion regarding whether to approve, and declare the advisability of, an amendment to the Certificate implementing the Proposal, it violates Delaware law. SLB 14D does not accurately reflect the clear requirements of Delaware law. *See* RLF Opinion.

As more fully described in the RLF Opinion, insofar as the Proposal intends to recommend that the Board take steps to adopt cumulative voting by any means other than an amendment to the Certificate, the Proposal would, if implemented, cause the Corporation to violate state law. Specifically, Section 214 of the DGCL provides that a Delaware corporation may provide the corporation's stockholders with cumulative voting rights only through its certificate of incorporation. *See* 8 Del. C. § 214 (stating that "[t]he certificate of incorporation of any corporation may provide" for cumulative voting); *see also Standard Scale & Supply Corp. v. Chappel*, 141 A. 191 (Del. 1928) (shares voted cumulatively in an election of directors counted on a "straight" basis because the certificate of incorporation did not provide for cumulative voting); *McIlquham v. Feste*, 2001 WL 1497179, at *5 (Del. Ch. Nov. 16, 2001) (noting that "because the [defendant corporation's] certificate of incorporation does not permit cumulative voting, the nominees for director receiving a plurality of the votes cast will be elected").

The Corporation's Certificate does not provide for cumulative voting with respect to director elections. As noted in the RLF Opinion, "[t]he Delaware courts have repeatedly held that where the [DGCL] provides that a particular type of voting or governance mechanism may be implemented by a certificate of incorporation provision and does not specify some other means of implementation, then the only means of implementing such mechanism is by a certificate of incorporation provision." Although the Proposal is vague as to the suggested manner of adoption, insofar as the Proposal intends to recommend that the Board take steps to adopt cumulative voting by any method other than an amendment to the Certificate, the Proposal would, if implemented, cause the Corporation to violate Section 214 of the DGCL. The Division previously has concurred in the exclusion of a stockholder proposal under Rule 14a-8(i)(2) when the proposal requested that a company's board of directors adopt cumulative voting either as a bylaw or as a long-term policy, rather than as an amendment to the corporation's certificate of incorporation. *See AT&T Inc.* (February 7, 2006).

Moreover, as explained more fully in the RLF Opinion, Delaware law requires bilateral action by the board and stockholders to amend a corporation's certificate of incorporation. Pursuant to Section 242 of the DGCL, in order for a corporation to amend its certificate of incorporation, the board of directors must first adopt a resolution setting forth the amendment proposed, declare the advisability of the amendment and call a meeting at which the stockholders may vote on the amendment. Second, a majority of the outstanding stock entitled to vote on the amendment and a majority of the outstanding stock of each class entitled to vote on the amendment must affirmatively vote in favor of the amendment to the corporation's certificate of incorporation. *See* 8 Del. C. § 242(b)(1). As set forth in the RLF Opinion, the Delaware Supreme Court has required strict compliance with this two-step procedure. *Williams v. Geier*, 671 A.2d 1368 (Del. 1996). As addressed in the RLF Opinion, "where a specific governance or voting mechanism may only be implemented by a certificate of incorporation provision, a corporate bylaw, policy or other agreement is ineffective under Delaware law to implement the mechanism."

Further, it is undisputed that the decision whether to deem an amendment to a corporation's certificate of incorporation advisable is vested in the discretion of the board of directors, subject to the directors' fiduciary duties. By requiring the Board to "take the steps necessary" to implement cumulative voting, the Proposal would impermissibly limit the directors' exercise of their fiduciary duties in determining whether such amendment is advisable and would **require** them to support and propose such amendment to the Corporation's stockholders. *See* Bank of America Corporation SEC No-Action letter (Feb. 2, 2005) (proposal requesting that the board take the "necessary steps" to amend the corporation's governing instruments was found excludable under Rule 14a-8(i)(2) because implementation would violate state law). As discussed in the RLF Opinion, the Delaware Supreme Court recently invalidated "a stockholder-proposed bylaw that would have required the board to pay a dissident stockholder's proxy expenses for running a successful 'short slate,' because the bylaw limited the directors' exercise of 'their fiduciary duty to decide whether or not it would be appropriate, in a specific case, to award reimbursement at all.'" *CA, Inc. v. AFSCME Employees Pension Plan*, 953 A.2d 227 (Del. 2008). In CA, the Court stated that it had "previously invalidated contracts that would require a board to act or not act in such a fashion that would limit the exercise of their fiduciary duties." *Id.* at 238.

The RLF Opinion also points to an analogous context in which directors must recommend action to stockholders - the approval of mergers under Section 251 of the DGCL. DGCL Section 251, like DGCL Section 242(b), requires a declaration of advisability by a corporation's board. As stated in the RLF Opinion, "Delaware courts have consistently held that directors who abdicate their duty to determine the advisability of a merger agreement prior to submitting the agreement for stockholder action breach their fiduciary duties under Delaware law." Further the RLF Opinion states that "a board of directors of a Delaware corporation cannot even delegate the power to determine the advisability of an amendment to its certificate of incorporation to a committee of directors under Section 141(c) of the [DGCL]." Requiring the Board to "put" the Proposal to the Corporation's stockholders would therefore violate the Board's fiduciary duty to determine whether an amendment to the Certificate implementing cumulative voting is advisable and in the best interests of the Corporation and its stockholders.

The Division has recently concurred in the exclusion of several stockholder proposals submitted by the Proponent, or his representative, with virtually identical resolutions recommending that the board of directors of a company incorporated in the state of Delaware "adopt cumulative voting." Specifically, the Staff has granted no-action relief in reliance on Rule 14a-8(i)(2) and Rule 14a-8(i)(6), in each instance noting that "in the opinion of your counsel, implementation of the proposal would cause [the corporation] to violate state law." *Pfizer Inc.* (March 7, 2008) and *Citigroup Inc.* (February 22, 2008) (together, the "*2008 Letters*").[1] The stockholder proposals in the 2008 Letters, as well as the Proposal, are distinguishable from the cumulative voting stockholder proposal in *Wal-Mart Stores, Inc.* (March 20, 2007), where the Division did not to concur in the omission of a stockholder proposal requesting that the corporation's board of directors "take all the steps in their power" to adopt cumulative voting. In contrast to Wal-Mart, the Proposal and the proposals in the 2008 Letters recommend that the Board take the steps necessary "to adopt cumulative voting," which it is not empowered to do under Section 242 of the DGCL.

---

[1] The Proponent or his representative has attempted to cure the defects present in the proposals contained in the 2008 Letters by inserting the words "take steps necessary" before "to adopt cumulative voting" in his Proposal. However, for the reasons set forth herein, the implementation of a proposal "to adopt cumulative voting" is substantively identical under Delaware law to a proposal to "take steps necessary to adopt cumulative voting." Both versions of the proposal will cause the Corporation to violate Delaware law.

Accordingly, for the reasons set forth above and as supported by the RLF Opinion, the Corporation believes the Proposal is excludable pursuant to Rule 14a-8(i)(2) because implementation of the Proposal would cause the Corporation to violate applicable state law.

2. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(6) because it lacks the power and authority to implement the Proposal.

The Corporation believes that it may properly omit the Proposal from the proxy materials for its 2009 Annual Meeting pursuant to Rule 14a-8(i)(6) because the Corporation lacks the power to implement the Proposal. Rule 14a-8(i)(6) provides that a company may omit a proposal "if the company would lack the power or authority to implement the proposal." As noted above, the Proposal cannot be implemented without (i) the Board, upon exercise of its fiduciary duties, finding that the Proposal is advisable and in the best interest of the Corporation and (ii) obtaining the requisite stockholder approval to amend the Certificate. Both of these steps are required in order to take the "steps necessary to adopt cumulative voting." As noted above, if the Board does not fulfill its fiduciary obligations, it will violate Delaware law. In addition, the Corporation cannot compel stockholders to approve the necessary amendment to the Certificate. Accordingly, the Corporation lacks the power and authority to "take the necessary steps to approve cumulative voting. Further, any attempt to adopt cumulative voting in the absence of a recommendation by the Board or stockholder approval would necessarily cause the Corporation to violate Delaware law. The Division has consistently permitted the exclusion of stockholder proposals pursuant to Rule 14a-8(i)(6) if a proposal would require the company to violate the law. *See Xerox Corporation* (February 23, 2004) and *SBC Communications Inc.* (January 11, 2004). Based on the foregoing, the Corporation lacks the power and legal authority to implement the Proposal and thus, the Proposal may be excluded under Rule 14a-8(i)(6).

CONCLUSION

On the basis of the foregoing and on behalf of the Corporation, we respectfully request the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2009 Annual Meeting. Based on the Corporation's timetable for the 2009 Annual Meeting, a response from the Division by February 3, 2009 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 704-378-4718 or, in my absence, Teresa M. Brenner, Associate General Counsel of the Corporation, at 704-386-4238.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Andrew A. Gerber

cc: Teresa M. Brenner
John Chevedden

EXHIBIT A

Nick Rossi

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Kenneth D. Lewis
Chairman
Bank of America Corporation (BAC)
Bank of America Corporate Center Fl 18
100 N Tryon St
Charlotte NC 28255
PH: 800 333-6262
PH: 704-386-5972
FX: 704 386-6699

Rule 14a-8 Proposal

Dear Mr. Lewis,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Nick Rossi 10/6/08

cc: Alice A. Herald
Corporate Secretary
PH: 704-386-1621
FX: 704-386-1670
FX: 704-719-8043
Kristin Oberheu <Kristin.M.Oberheu@bankofamerica.com>
FX: 704-409-0985

[BAC: Rule 14a-8 Proposal, October 17, 2008]
3 – Cumulative Voting

RESOLVED: Cumulative Voting. Shareholders recommend that our Board take steps necessary to adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates. Under cumulative voting shareholders can withhold votes from certain poor-performing nominees in order to cast multiple votes for others.

Statement of Nick Rossi

Cumulative voting won 54%-support at Aetna and greater than 51%-support at Alaska Air in 2005 and 2008. It also received greater than 53%-support at General Motors (GM) in 2006 and 2008. The Council of Institutional Investors www.cii.org has recommended adoption of this proposal topic. CalPERS has also recommend a yes-vote for proposals on this topic.

Cumulative voting allows a significant group of shareholders to elect a director of its choice – safeguarding minority shareholder interests and bringing independent perspectives to Board decisions. Cumulative voting also encourages management to maximize shareholder value by making it easier for a would-be acquirer to gain board representation. It is not necessarily intended that a would-be acquirer materialize, however that very possibility represents a powerful incentive for improved management of our company.

The merits of this Cumulative Voting proposal should also be considered in the context of the need for improvements in our company's corporate governance and in individual director performance. For instance in 2008 the following governance and performance issues were identified:

- The Corporate Library, www.thecorporatelibrary.com, an independent investment research firm rated our company:
  - "High Concern" in CEO Pay – $24 million.
  - "High Governance Risk Assessment."
- We did not have an Independent Chairman – Independence concern.
- We had no shareholder right to act by written consent.
- We had 16 directors – Unwieldy board concern and potential CEO dominance.
- Two directors had potentially compromising non-director links to our company – Independence concern:
  - Frank Bramble
  - Charles Gifford

Additionally:

- Our directors served on eight boards rated "D" by the Corporate Library in addition to our D-rated board:

Charles Gifford	CBS Corporation (CBS)
	Chairman of the CBS Nomination Committee
Thomas Ryan	Yum! Brands (YUM)
	On the Yum! Brands executive pay and nomination committees
Thomas Ryan	CVS Caremark Corporation (CVS)
	Served as CVS CEO and Chairman
Walter Massey	McDonald's (MCD)
Jacquelyn Ward	Sanmina-SCI Corporation (SANM)
Jacquelyn Ward	WellPoint (WLP)
Monica Lozano	Walt Disney (DIS)
Tommy Franks	CEC Entertainment (CEC)

• Six directors were designated as "Problem Directors" due to their involvement with the FleetBoston board, which approved a major round of executive rewards even as the company was under investigation by regulators for multiple instances of improper activity.

• Three members of our audit committee were "Problem Directors:"

William Barnet
John Collins
Thomas May

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Cumulative Voting
Yes on 3

Notes:
Nick Rossi, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email.

EXHIBIT B

RICHARDS LAYTON & FINGER

November 25, 2008

Bank of America Corporation
Bank of America Corporate Center Fl 18
100 N Tryon St
Charlotte, NC 28255

Re: Stockholder Proposal Submitted by Nick Rossi

Ladies and Gentlemen:

We have acted as special Delaware counsel to Bank of America Corporation, a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by Nick Rossi (the "Proponent") that the Proponent intends to present at the Company's 2009 annual meeting of stockholders (the "Annual Meeting"). In this connection, you have requested our opinion as to a certain matter under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For the purpose of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Amended and Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware (the "Secretary of State") on April 28, 1999, as amended by the Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Company, as filed with the Secretary of State on March 29, 2004 (collectively, the "Certificate of Incorporation");

(ii) the Bylaws of the Company, as amended on January 24, 2007 (the "Bylaws"); and

(iii) the Proposal and the supporting statement thereto.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

The Proposal

The Proposal reads as follows:

> RESOLVED: Cumulative Voting. Shareholders recommend that our Board take steps necessary to adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates. Under cumulative voting shareholders can withhold votes from certain poor-performing nominees in order to cast multiple votes for others.

DISCUSSION

You have asked our opinion as to whether implementation of the Proposal would violate the General Corporation Law. For the reasons set forth below, in our opinion, implementation of the Proposal by the Company would violate the General Corporation Law. The fact that the Proposal purports to be precatory does not affect our conclusions as contained herein.

Section 214 of the General Corporation Law addresses cumulative voting by stockholders of Delaware corporations and provides:

> The certificate of incorporation of any corporation may provide that at all elections of directors of the corporation, or at elections held under specified circumstances, each holder of stock or of any class or classes or of a series or series thereof shall be entitled to as many votes as shall equal the number of votes which (except for such provision as to cumulative voting) such holder would be entitled to cast for the election of directors with respect to such holder's shares of stock multiplied by the number of directors to be elected by such holder, and that such holder may cast all of such votes for a single director or may distribute them among the

> number to be voted for, or for any 2 or more of them as such holder may see fit.

8 Del. C. § 214. Thus, Section 214 of the General Corporation Law provides that the certificate of incorporation of a Delaware corporation may provide the corporation's stockholders with cumulative voting rights in the election of directors. See, e.g., 1 Rodman Ward, Jr. et al., Folk on the Delaware General Corporation Law, § 214.1, at GCL-VII-127 (2008-1 Supp.) ("Section 214 permits a corporation to confer cumulative voting rights in its certificate of incorporation."). The Company's Certificate of Incorporation does not provide for cumulative voting.

Under Delaware law, a corporation may only provide its stockholders with the right to cumulative voting through a specific provision of its certificate of incorporation. A corporation may not authorize such right through any other means, including a bylaw provision or board-adopted policy. In Standard Scale & Supply Corp. v. Chappel, 141 A. 191 (Del. 1928), the Delaware Supreme Court found that ballots for the election of directors of Standard Scale & Supply Company ("Standard") that had been voted cumulatively had to be counted on a straight vote basis since Standard's certificate of incorporation did not provide for cumulative voting. The Court stated:

> The laws of Delaware only allow cumulative voting where the same may be provided by the certificate of incorporation. It is conceded that the certificate of incorporation of the company here concerned does not so provide ... We think the Chancellor was entirely correct in determining that the ballots ... should be counted as straight ballots[.]

Id. at 192. See also McIlquham v. Feste, 2001 WL 1497179, at *5 (Del. Ch. Nov. 16, 2001) ("Finally, because the MMA certificate of incorporation does not permit cumulative voting, the nominees for director receiving a plurality of the votes cast will be elected."); Palmer v. Arden-Mayfair, Inc., 1978 WL 2506, at *2 (Del. Ch. July 6, 1978) ("In addition, since the certificate of incorporation of Arden-Mayfair does not provide for the election of directors by cumulative voting, its directors are elected by straight ballot."); 2 David A. Drexler et al., Delaware Corporation Law & Practice § 25.05, at 25-8 – 25-9 (2007) ("Under Section 214, a corporation may adopt in its certificate of incorporation cumulative voting either at all elections or those held under specified circumstances, but unless the charter so provides, conventional voting is applicable.") (emphasis added); 5 William Meade Fletcher et. al., Fletcher Cyclopedia of Private Corp. § 2048 (2007) (providing that "[m]ost jurisdictions have opted for provisions under which shareholders do not have cumulative voting rights unless authorized by the articles of incorporation" and citing Delaware as one such jurisdiction) (emphasis added); 2 Model Business Corporation Act, Official Comment to Section 7.28, at 7-214 (4th ed. 2008) ("Forty-five jurisdictions allow but do not require a corporation to have cumulative voting for directors. Permissive clauses take one of two forms: either the statutory provision allows cumulative voting only if the articles of incorporation expressly so provide (opt-in), or the statutory provision grants cumulative voting unless the articles of incorporation provide otherwise (opt-out). Thirtyfour jurisdictions have 'opt-in' provisions: Alabama, Arkansas, Connecticut, Delaware ....") (emphasis added); 18B Am. Jur. 2d Corporations § 1209 (2007) ("A shareholder may demand cumulative voting where it is allowed under the certificate of incorporation"). Thus, the foregoing authorities confirm that Section 214 of the General Corporation Law should be read to provide that cumulative voting may be implemented exclusively by a certificate of incorporation provision.

The Delaware courts have repeatedly held that where the General Corporation Law provides that a particular type of voting or governance mechanism may be implemented by a certificate of incorporation provision and does not specify some other means of implementation, then the only means of implementing such mechanism is by a certificate of incorporation provision. For example, Section 228 of the General Corporation Law provides that stockholders may act by written consent "[u]nless otherwise provided in the certificate of incorporation." 8 Del. C. § 228(a). In Datapoint Corp. v. Plaza Sec. Co., 496 A.2d 1031 (Del. 1985), the Delaware Supreme Court held that a bylaw provision that purported to limit stockholder action by written consent was invalid. The Court stated:

> This appeal by Datapoint Corporation from an order of the Court of Chancery, preliminarily enjoining its enforcement of a bylaw adopted by Datapoint's board of directors, presents an issue of first impression in Delaware: whether a bylaw designed to limit the taking of corporate action by written shareholder consent in lieu of a stockholders' meeting conflicts with 8 Del. C. § 228, and thereby is invalid. The Court of Chancery ruled that Datapoint's bylaw was unenforceable because its provisions were in direct conflict with the power conferred upon shareholders by 8 Del. C. § 228. We agree and affirm.

Id. at 1032-3 (footnotes omitted).

Similarly, Section 141(a) of the General Corporation Law provides that Delaware corporations "shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." 8 Del. C. § 141(a). Thus, Section 141(a) requires that any limitation on the board's managerial authority be set forth in a corporation's certificate of incorporation (unless set forth in another provision in the General Corporation Law). In Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281 (Del. 1998), the Delaware Supreme Court invalidated a provision in a rights plan which restricted the ability of a future board of directors of Quickturn Design Systems ("Quickturn") to exercise its managerial duties under Section 141(a) on the basis that the contested provision was not contained in Quickturn's certificate of incorporation. The Court stated:

> The Quickturn certificate of incorporation contains no provision purporting to limit the authority of the board in any way. The [contested provision], however, would prevent a newly elected

> board of directors from completely discharging its fundamental management duties to the corporation and its stockholders for six months.... Therefore, we hold that the [contested provision] is invalid under Section 141(a).

Id. at 1291-92 (emphasis in original). Additionally, Section 141(d) of the General Corporation Law provides: "The certificate of incorporation may confer upon holders of any class or series of stock the right to elect 1 or more directors who shall serve for such term, and have such voting powers as shall be stated in the certificate of incorporation." 8 Del. C. §141(d) (emphasis added). In Carmody v. Toll Bros., Inc., 723 A.2d 1180, 1191 (Del. Ch. 1998), the Delaware Court of Chancery invalidated a provision in a stockholder rights plan which purported to give directors different voting rights since "[a]bsent express language in the charter, nothing in Delaware law suggests that some directors of a public corporation may be created less equal than other directors." Cf. 18A Am. Jur. Corporations § 855 (2007) ("Under a statute allowing the modification of the general rule in the certificate of incorporation, neither a corporation's bylaws nor a subscription agreement can be utilized to deprive record shareholders of the right to vote as provided by the statute."). Thus, where a specific governance or voting mechanism may only be implemented by a certificate of incorporation provision, a corporate bylaw, policy or other agreement is ineffective under Delaware law to implement the mechanism.

The Company's Certificate of Incorporation presently does not provide for cumulative voting. Because the Proposal recommends that the Board of Directors (the "Board") of the Company "take steps necessary to adopt cumulative voting," which may only be granted to stockholders by a provision of the Certificate of Incorporation, implementation of the Proposal would require an amendment to the Certificate of Incorporation. Any such amendment could only be effected in accordance with Section 242 of the General Corporation Law. Section 242 of the General Corporation Law requires that any amendment to the certificate of incorporation be approved by the board of directors, declared advisable and then submitted to the stockholders for adoption thereby. Specifically, Section 242 provides:

> Every amendment [to the Certificate of Incorporation] ... shall be made and effected in the following manner: (1) if the corporation has capital stock, its board of directors shall adopt a resolution setting forth the amendment proposed, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote in respect thereof for consideration of such amendment or directing that the amendment proposed be considered at the next annual meeting of the stockholders.... If a majority of the outstanding stock entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote thereon as a class has been voted in favor of the amendment, a certificate setting forth the amendment and certifying that such amendment has been duly adopted in accordance with this section shall be executed,

> acknowledged and filed and shall become effective in accordance with § 103 of this title.

8 Del. C. § 242(b)(1). See also 1 R. Franklin Balotti & Jesse A. Finkelstein The Delaware Law of Corporations & Business Organizations § 8.10 (2007 Supp.) ("After the corporation has received payment for its stock an amendment of its certificate of incorporation is permitted only in accordance with Section 242 of the General Corporation Law."). Thus, a board of directors has a statutory duty to determine that an amendment to the certificate of incorporation is advisable prior to submitting it for stockholder action. As the Court stated in Williams v. Geier, 671 A.2d 1368 (Del. 1996):

> Like the statutory scheme relating to mergers under 8 Del. C. § 251, it is significant that two discrete corporate events must occur, in precise sequence, to amend the certificate of incorporation under 8 Del. C. § 242: First, the board of directors must adopt a resolution declaring the advisability of the amendment and calling for a stockholder vote. Second, a majority of the outstanding stock entitled to vote must vote in favor. The stockholders may not act without prior board action.

Id. at 1381. See also Stroud v. Grace, 606 A.2d 75, 87 (Del. 1992) ("When a company seeks to amend its certificate of incorporation, Section 242(b)(1) requires the board to ... include a resolution declaring the advisability of the amendment...."); Klang v. Smith's Food & Drug Ctrs., Inc., 1997 WL 257463, at *14 (Del. Ch. May 13, 1997) ("Pursuant to 8 Del. C. § 242, amendment of a corporate certificate requires a board of directors to adopt a resolution which declares the advisability of the amendment and calls for a shareholder vote. Thereafter, in order for the amendment to take effect, a majority of outstanding stock must vote in its favor."); 2 David A. Drexler et al., Delaware Corporate Law & Practice, § 32.04, at 32-9 (2007) ("The board must duly adopt resolutions which (i) set forth the proposed amendment, (ii) declare its advisability, and (iii) either call a special meeting of stockholders to consider the proposed amendment or direct that the matter be placed on the agenda at the next annual meeting of stockholders. This sequence must be followed precisely."); 1 Balotti & Finkelstein, The Delaware Law of Corporations & Business Organizations, § 9.12, at 9-20 (2007 Supp.) ("Section 251(b) now parallels the requirement in Section 242, requiring that a board deem a proposed amendment to the certificate of incorporation to be 'advisable' before it can be submitted for a vote by stockholders.").

It is undisputed that the decision whether to deem an amendment to the certificate of incorporation advisable is vested in the discretion of the board of directors, subject to the directors' fiduciary duties. Because the Proposal would impermissibly limit the directors' exercise of their fiduciary duties in determining whether to deem such amendment advisable, implementation of the Proposal would be invalid under the General Corporation Law.

That the Proposal is invalid because it would impermissibly limit the directors' exercise of their fiduciary duties is consistent with the Delaware Supreme Court's recent decision in CA, Inc. v. AFSCME Employees Pension Plan, 953 A.2d 227 (Del. 2008). In CA, the Court invalidated a stockholder-proposed bylaw that would have required the board to pay a dissident stockholder's proxy expenses for running a successful "short slate," because the bylaw limited the directors' exercise of "their fiduciary duty to decide whether or not it would be appropriate, in a specific case, to award reimbursement at all." Id. at 240. The Court stated that such bylaw "would violate the prohibition, which our decisions have derived from Section 141(a), against contractual arrangements that commit the board of directors to a course of action that would preclude them from fully discharging their fiduciary duties to the corporation and its shareholders." Id. at 238 (citing Paramount Communications, Inc. v. QVC Network, Inc., 637 A.2d 34 (Del. 1994); Quickturn, 721 A.2d 1281). In reaching this decision, the Court noted that it had "previously invalidated contracts that would require a board to act or not act in such a fashion that would limit the exercise of their fiduciary duties," id. at 238, and pointed to prior authority in which contractual provisions were found to be invalid because they would "impermissibly deprive any newly elected board of both its statutory authority to manage the corporation under 8 Del. C. § 141(a) and its concomitant fiduciary duty pursuant to that statutory mandate." Id. at 239. Just as the bylaw at issue in CA was invalid because it restricted the board's ability to exercise its fiduciary duty to determine whether to reimburse a dissident stockholder's proxy expenses, the Proposal, if implemented, would likewise impermissibly restrict the Board from exercising its fiduciary duty to determine the advisability of an amendment to the Certificate of Incorporation.

In an analogous context (approval of mergers under Section 251 of the General Corporation Law), the Delaware courts have addressed the consequences of a board's abdication of the duty to make an advisability determination when required by statute. Section 251 of the General Corporation Law, like Section 242(b), requires a board of directors to declare a merger agreement advisable prior to submitting it for stockholder action.[1] The Delaware courts have consistently held that directors who abdicate their duty to determine the advisability of a merger agreement prior to submitting the agreement for stockholder action breach their fiduciary duties under Delaware law. See, e.g., Nagy v. Bistricer, 770 A.2d 43, 62 (Del. Ch. 2000) (finding delegation by target directors to acquiring corporation of the power to set the amount of merger consideration to be received by its stockholders in a merger to be "inconsistent with the [] board's non-delegable duty to approve the [m]erger only if the [m]erger was in the best interests of [the corporation] and its stockholders.") (emphasis added); accord Jackson v. Turnbull, 1994 WL 174668 (Del. Ch. Feb. 8, 1994), aff'd, 653 A.2d 306 (Del. 1994) (TABLE) (finding that a board cannot delegate its authority to set the amount of consideration to be received in a merger

[1] See 8 Del. C. § 251(b) ("The board of directors of each corporation which desires to merge or consolidate shall adopt a resolution approving an agreement of merger or consolidation and declaring its advisability.") and 8 Del. C. § 251(c) ("The agreement required by subsection (b) of this section shall be submitted to the stockholders of each constituent corporation at an annual or special meeting for the purpose of acting on the agreement.").

approved pursuant to Section 251(b) of the General Corporation Law); Smith v. Van Gorkom, 488 A.2d 858, 888 (Del. 1985) (finding that a board cannot delegate to stockholders the responsibility under Section 251(b) of the General Corporation Law to determine that a merger agreement is advisable). Indeed, a board of directors of a Delaware corporation cannot even delegate the power to determine the advisability of an amendment to its certificate of incorporation to a committee of directors under Section 141(c) of the General Corporation Law. See 8 Del. C. § 141(c)(2) ("but no such committee shall have the power or authority in reference to the following matter: (i) approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by this chapter to be submitted to stockholders for approval"). The "steps necessary" to amend the Certificate of Incorporation include the requirement that no amendment be submitted for stockholder adoption unless the Board has determined that such amendment is "advisable." This "advisability" requirement must be satisfied by the Board in the good faith exercise of its fiduciary duties, and may not be delegated to the stockholders. See, e.g., Smith, 488 A.2d at 888 (discussing the "advisability" declaration requirement under Section 251(b) of the General Corporation Law). Accordingly, the Board could not commit to implement the Proposal, because doing so would result in the Board's abdication of its statutory duty to determine the advisability of an amendment to the Certificate of Incorporation prior to submitting it to a stockholder vote.

Even if the stockholders were to adopt the Proposal, the Board is not required to follow the wishes of a majority in voting power of the shares because the stockholders are not acting as fiduciaries when they vote. In fact, the stockholders are free to vote in their own economic self-interest, without regard to the best interests of the Company or the other stockholders generally. See Williams, 671 A.2d at 1380-81 ("Stockholders (even a controlling stockholder bloc) may properly vote in their own economic interest, and majority stockholders are not to be disenfranchised because they may reap a benefit from corporate action which is regular on its face."); cf. Kahn v. Lynch Commc'n Sys., Inc., 638 A.2d 1110, 1113 (Del. 1994) ("This Court has held that 'a shareholder owes a fiduciary duty only if it owns a majority interest in or exercises control over the business affairs of the corporation.'") (citation and emphasis omitted). Indeed, in our experience, many institutional investors vote on such proposals in accordance with general policies that do not take into account the particular interests and circumstances of the corporation at issue.

In light of the fact that the Company's stockholders would be entitled to vote their shares in their own self-interest on the Proposal, allowing the stockholders, through the implementation of the Proposal, to effectively direct the Board to propose an amendment to the Certificate of Incorporation and declare such amendment advisable would have the result of requiring the Board to "put" to the stockholders the duty to make a decision that the Board is solely responsible for making under Section 242 of the General Corporation Law. See 8 Del. C. § 242. The Delaware Supreme Court has stated that a board may not, consistent with its fiduciary duties, simply "put" to stockholders matters for which they have management responsibility under Delaware law. See Smith, 488 A.2d at 887 (holding board not permitted to take a noncommittal position on a merger and "simply leave the decision to [the] stockholders").[2] Because the Board owes a fiduciary duty to the Company and "all" stockholders, the Board must also take into account the interests of the stockholders who do not vote in favor of the Proposal, and those of the Company generally. Thus, the stockholders cannot, through implementation of the Proposal, direct the Board to declare an amendment to the Certificate of Incorporation advisable because the Board is required to make its own independent determination and the fact that a majority of the stockholders vote in favor of the Proposal is not dispositive. See, e.g., Paramount Communications Inc. v. Time Inc., 1989 WL 79880, at *30 (Del. Ch. July 14, 1989) ("The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares."), aff'd, 571 A.2d 1140 (Del. 1989). To the extent that the Proposal would remove from the Board its discretion regarding whether to approve, and declare the advisability of, an amendment to the Certificate of Incorporation implementing the Proposal, it violates Delaware law.

In summary, the Board could not "take steps necessary to adopt cumulative voting" as contemplated by the Proposal because doing so would require the Board to abdicate its statutory obligation to determine the advisability of an amendment to the Certificate of Incorporation. Moreover, implementation of the Proposal would be invalid under the General Corporation Law because it would impermissibly limit the directors' exercise of their fiduciary duties in determining whether to deem such amendment advisable.

Finally, we note that the Securities and Exchange Commission (the "SEC") recently has granted no-action relief in response to several stockholder proposals with substantially similar resolutions recommending that the board of directors of a company incorporated in the state of Delaware "adopt cumulative voting." For example, the SEC granted no-action relief to Time Warner Inc. to exclude a stockholder proposal which recommended that the board of directors "adopt cumulative voting." Time Warner Inc. argued to exclude this proposal from its proxy statement under Proxy Rule 14a-8(i)(2) as a violation of Delaware law. Time Warner Inc. submitted a legal opinion of Richards, Layton & Finger, P.A. that concluded that the proposal, if adopted by the stockholders and implemented by the board of directors of Time Warner Inc., would be invalid under the General Corporation Law, on the grounds that any

---

[2] The Court of Chancery, however, recently held that a board of directors could agree, by adopting a board policy, to submit the final decision on whether or not to adopt a stockholder rights plan to a vote of the stockholders. See UniSuper Ltd. v. News Corp., 2005 WL 3529317 (Del. Ch. Dec. 20, 2005). The case of a board reaching an agreement with stockholders on what is advisable and in the best interests of the corporation and its stockholders—as was the case in UniSuper—in order to induce the stockholders to act in a certain way which the board believed to be in the best interests of stockholders, is different from the case of stockholders attempting to unilaterally direct the Board's statutory duty to determine whether an amendment to the corporation's certificate of incorporation is advisable (as is the case with the Proposal).

such amendment to the certificate of incorporation to provide for cumulative voting could not be unilaterally implemented by the board of directors. The SEC granted Time Warner Inc.'s request for no-action relief under Proxy Rule 14a-8(i)(2), noting that "in the opinion of your counsel, implementation of the proposal would cause Time Warner to violate state law. See Time Warner Inc. SEC No-Action letter (Feb. 26, 2008). See also American International Group, Inc. SEC No-Action letter (Mar. 28, 2008); Raytheon Company SEC No-Action letter (Mar. 28, 2008); Schering-Plough Corporation SEC No-Action letter (Mar. 27, 2008); Exxon Mobile Corporation SEC No-Action letter (Mar. 24, 2008); JPMorgan Chase & Co. SEC No-Action letter (Mar. 24, 2008); Bristol-Myers Squibb Company SEC No-Action letter (Mar. 14, 2008); Northrop Grumman Corporation SEC No-Action letter (Feb. 29, 2008); PG&E Corporation SEC No-Action letter (Feb. 25, 2008); Citigroup, Inc. SEC No-Action letter (Feb. 22, 2008); The Boeing Company SEC No-Action letter (Feb. 20, 2008); AT&T, Inc. SEC No-Action letter (Feb. 19, 2008).

Moreover, the addition of the language "take the steps necessary" does not change the fact that implementation of the Proposal would cause the Company to violate Delaware law. The SEC has, on a number of occasions, permitted companies to exclude under Rule 14a-8(i)(2) stockholder proposals requesting that the board of directors "take the necessary steps" where the effect of the proposal would cause the company to violate state law. See Bank of America Corporation SEC No-Action letter (Feb. 2, 2005) (stockholder proposal requesting that the board "take the necessary steps" to amend the company's governing instruments excludable under Rule 14a-8(i)(2) because implementation would violate state law); SBC Communications Inc. SEC No-Action letter (Dec. 16, 2004) (stockholder proposal requesting that the board "take the necessary steps" to amend the company's governing instruments excludable under Rule 14a-8(i)(2) because implementation of the proposal would cause the company to violate state law); The Allstate Corporation SEC No-Action letter (Feb. 3, 2005) (stockholder proposal requesting that the board "take the necessary steps" to amend the company's governing instruments excludable under Rule 14a-8(i)(2) because implementation of the proposal would cause the company to violate state law).

CONCLUSION

Based upon and subject to the foregoing, and subject to the limitations stated herein, it is our opinion that the Proposal, if adopted by the stockholders and implemented by the Board, would be invalid under the General Corporation Law.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the SEC in connection with the matters addressed herein and that you may refer to it in your proxy statement for the Annual Meeting, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

CSB/TNP

Dawson, Janet K.

From: Dawson, Janet K.
Sent: Tuesday, December 09, 2008 6:25 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: Gerber, Andrew
Subject: Bank of America Shareholder Proposal Submitted by Ray Chevedden
Attachments: DOC252.PDF

Mr. Chevedden:

Attached please find a copy of the letter sent to the Securities and Exchange Commission in connection with the above-referenced matter.

Please confirm receipt of this email.

Best,
Janet Dawson

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HUNTON & WILLIAMS

Janet Dawson
Associate
jdawson@hunton.com

Hunton & Williams LLP
Bank of America Plaza, St 3500
101 South Tryon St
Charlotte, NC 28280
Phone: (704) 378-4829
Fax: (704) 331-4231
www.hunton.com

HUNTON & WILLIAMS

HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

FILE NO: 46123.74

December 9, 2008

Rule 14a-8

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
101 F Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by Ray T. Chevedden

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as counsel to Bank of America Corporation, a Delaware corporation (the "Corporation"), we request confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits from its proxy materials for the Corporation's 2009 Annual Meeting of Stockholders (the "2009 Annual Meeting") the proposal described below for the reasons set forth herein. The statements of fact included herein represent our understanding of such facts.

GENERAL

The Corporation received a proposal and supporting statement dated October 20, 2008, as updated on November 17, 2008 (the "Proposal"), from Ray T. Chevedden (the "Proponent") for inclusion in the proxy materials for the 2009 Annual Meeting. The Proposal is attached hereto as **Exhibit A**. The 2009 Annual Meeting is scheduled to be held on or about April 29, 2009. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 18, 2009.

Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that

it may exclude the Proposal;

2. Six copies of the Proposal; and

3. Six copies of the opinion of Richards, Layton & Finger, P.A., Delaware counsel.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2009 Annual Meeting.

SUMMARY OF PROPOSAL

The Proposal asks the "board to take the steps necessary to amend our bylaws **and** each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings." (emphasis added) The Proposal further requires that the "bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board."

REASONS FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2009 Annual Meeting pursuant to Rules 14a-8(i)(2) and (i)(6). The Proposal may be excluded pursuant to Rule 14a-8(i)(2) because, if implemented, it would cause the Corporation to violate Delaware law. The Proposal may also be excluded pursuant to Rule 14a-8(i)(6) because the Corporation lacks the power to implement the Proposal.

1. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(2) because implementation of the Proposal would require the Corporation to violate Delaware law.

Rule 14a-8(i)(2) permits a company to exclude a stockholder proposal if implementation of the proposal would cause it to violate any state, federal or foreign law to which it is subject. The Corporation is incorporated under the laws of the State of Delaware. For the reasons set forth below and in the legal opinion regarding Delaware law from Richards, Layton & Finger, P.A., attached hereto as **Exhibit B** (the "RLF Opinion"), the Corporation believes that the Proposal is excludable under Rule 14a-8(i)(2) because, if implemented, the Proposal would cause the Corporation to violate the General Corporation Law of the State of Delaware (the "DGCL").

The first sentence of the Proposal requests that the Board of Directors of the Corporation (the "Board") "take the steps necessary" to amend the Corporation's Bylaws and each appropriate governing document to provide the holders of 10% of the Corporation's outstanding common stock with the power to call special meetings of stockholders. The second sentence of the Proposal provides that any "exception or exclusion conditions" applying to the stockholders' power to call a special meeting must also be applied to the Corporation's "management" or the Board. One "exception or exclusion condition" imposed on the stockholders' power to call special meetings under the Proposal is their holding 10% or more of the Corporation's outstanding common stock. Accordingly, the Proposal would have the effect of requiring the directors to hold at least 10% of the Corporation's outstanding common stock to call a special meeting of stockholders. As a result, for the reasons set forth below, the Proposal, if implemented, would violate the DGCL. This conclusion is supported by the RLF Opinion.

As noted in the RLF Opinion, Section 211(d) of the DGCL governs the calling of special meetings of stockholders. That subsection provides: "Special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws." Thus, Section 211(d) vests the board of directors of a Delaware corporation with the power to call special meetings, but gives the corporation the authority, through its certificate of incorporation or bylaws, to give other parties the right to call special meetings. The Proposal seeks to restrict the Board's power to call special meetings (other than through an ordinary process-based bylaw). Such limitation, however, cannot be implemented through the Corporation's Bylaws. Section 141(a) of the DGCL expressly provides that if there is to be any deviation from the general mandate that the board of directors manage the business and affairs of the corporation, such deviation must be provided in the DGCL or a company's certificate of incorporation. The Corporation's Certificate of Incorporation does not provide for any limitations on the Board's power to call special meetings, and, unlike other provisions of the DGCL that allow a board's statutory authority to be modified through the bylaws, Section 211(d) does not provide that the board's power to call special meetings may be modified through the bylaws. *See* 8 Del. C. § 211(d). Further, as discussed in the RLF Opinion, "the phrase 'except as otherwise provided in this chapter' set forth in Section 141(a) [of the DGCL] does not include bylaws adopted pursuant to Section 109(b) of the [DGCL] that could disable the board entirely from exercising its statutory power." A long line of Delaware case law discusses the implicit distinction found in Section 141 of the DGCL between the roles of stockholders and directors. In Aronson v. Lewis, the Delaware Supreme Court stated, "[a] cardinal precept of the [DGCL] is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805 (Del. 1984). *See also*, McMullin v. Beran, 765 A.2d 910, 916 (Del. 2000); Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281, 1291 (Del. 1998). Thus, the Proposal, which seeks to amend the Corporation's Bylaws to include a provision conditioning the Board's power to call special

meetings on the directors' ownership of at least 10% of the outstanding common stock, would, if implemented, violate the DGCL.

Because the Proposal seeks to modify or eliminate a "core" power of the Board, the Proposal may not be implemented through the Corporation's Certificate of Incorporation. Section 102(b)(1) of the DGCL provides that a certificate of incorporation may not contain any provisions contrary to the laws of the State of Delaware. As further explained in the RLF Opinion, any provision adopted pursuant to Section 102(b)(1) that is contrary to Delaware law would be invalid. *See* Sterling v. Mayflower Hotel Corp., 93 A.2d 107, 118 (Del. 1952). Recently, in Jones Apparel Group, Inc. v. Maxwell Shoe Co., the Court suggested that certain statutory rights involving "core" director duties may not be modified or eliminated through a certificate of incorporation. Jones Apparel Group, Inc. v. Maxwell Shoe Co., 883 A.2d 837 (Del. Ch. 2004). In this case, the Court indicated that certain powers vested in the board, particularly those touching upon the directors' discharge of their fiduciary duties, are fundamental to the proper functioning of the corporation and therefore cannot be modified or eliminated. *Id.* at 852.

As discussed in the RLF Opinion, the board's statutory power to call special meeting without limitation or restriction under Section 211(d) of the DGCL is a "core" power reserved to the board. The RLF Opinion states that "[c]onsequently, any provision of a certificate of incorporation purporting to infringe upon that fundamental power (other than an ordinary process-based limitation) would be invalid." While a certificate of incorporation and/or bylaws may expand the ability of directors or other persons to call special meetings, a certificate of incorporation and/or bylaws may not limit the express power of the board of directors to call special meetings in the manner proposed in the Proposal.

Finally, as the RLF Opinion notes,

> the "savings clause" that purports to limit the mandates of the Proposal "to the fullest extent permitted by state law" is a nullity. The "savings clause" does not resolve the conflict between the charter provision contemplated by the Proposal and the dictates of the General Corporation Law. Section 211(d), read together with Sections 102(b)(1) and 109(b), allows for no limitations on the board's power to call a special meeting (other than ordinary process-based limitations); thus, there is no "extent" to which the restriction on that power contemplated by the Proposal would otherwise be permitted by state law. In our view, the "savings clause" does little more than acknowledge that the Proposal, if implemented, would be invalid under the [DGCL].

(footnote omitted) Accordingly, for the reasons set forth above and as supported by the RLF Opinion, the Corporation believes the Proposal is excludable pursuant to Rule 14a-8(i)(2) because implementation of the Proposal would cause the Corporation to violate applicable state law.

2. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(6) because it lacks the power and authority to implement the Proposal.

Rule 14a-8(i)(6) provides that a company may omit a proposal "if the company would lack the power or authority to implement the proposal." The discussion set forth in section 1 above is incorporated herein. As noted above, the Proposal cannot be implemented without violating Delaware law and accordingly, the Corporation lacks the power and authority to implement the Proposal. The Division has consistently permitted the exclusion of stockholder proposals pursuant to Rule 14a-8(i)(6) if a proposal would require the company to violate the law. *See Xerox Corporation* (February 23, 2004) and *SBC Communications Inc.* (January 11, 2004). Based on the foregoing, the Corporation lacks the power and legal authority to implement the Proposal and thus, the Proposal may be excluded under Rule 14a-8(i)(6).

CONCLUSION

On the basis of the foregoing and on behalf of the Corporation, we respectfully request the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2009 Annual Meeting. Based on the Corporation's timetable for the 2009 Annual Meeting, a response from the Division by February 3, 2009 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 704-378-4718 or, in my absence, Teresa M. Brenner, Associate General Counsel of the Corporation, at 704-386-4238.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Andrew A. Gerber

cc: Teresa M. Brenner
John Chevedden

HUNTON & WILLIAMS

EXHIBIT A

Ray T. Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Kenneth D. Lewis
Chairman
Bank of America Corporation (BAC)
Bank of America Corporate Center Fl 18
100 N Tryon St
Charlotte NC 28255
PH: 800 333-6262
PH: 704-386-5972

NOV. 17, 2008 UPDATE

Rule 14a-8 Proposal

Dear Mr. Lewis,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***) at:
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt and verifiable communications.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Ray T. Chevedden 10-19-08
Ray T. Chevedden Date
Ray T. Chevedden and Veronica G. Chevedden Family Trust 050490
Shareholder

cc: Alice A. Herald
Corporate Secretary
PH: 704-386-1621
FX: 704-386-1670
FX: 704-719-8043
Kristin Oberheu <Kristin.M.Oberheu@bankofamerica.com>
FX: 704-409-0985

[BAC: Rule 14a-8 Proposal, October 20, 2008, Updated November 17, 2008]
3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of Ray T. Chevedden

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

Fidelity and Vanguard have supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favor this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, take special meeting rights into consideration when assigning company ratings.

Merck (MRK) shareholders voted 57% in favor of a proposal for 10% of shareholders to have the right to call a special meeting. This proposal topic also won from 55% to 69%-support (based on 2008 yes and no votes) at the following companies:

Entergy (ETR)	55%	Emil Rossi (Sponsor)
International Business Machines (IBM)	56%	Emil Rossi
Kimberly-Clark (KMB)	61%	Chris Rossi
CSX Corp. (CSX)	63%	Children's Investment Fund
Occidental Petroleum (OXY)	66%	Emil Rossi
FirstEnergy Corp. (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:
Ray T. Chevedden, *** FISMA & OMB Memorandum M-07-16 *** submitted this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

HUNTON & WILLIAMS

EXHIBIT B

RICHARDS LAYTON & FINGER

December 8, 2008

Bank of America Corporation
Bank of America Corporate Center Fl 18
100 N Tryon St
Charlotte, NC 28255

Re: Stockholder Proposal Submitted by Ray T. Chevedden

Ladies and Gentlemen:

We have acted as special Delaware counsel to Bank of America Corporation, a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by Ray T. Chevedden (the "Proponent") that the Proponent intends to present at the Company's 2009 annual meeting of stockholders (the "Annual Meeting"). In this connection, you have requested our opinion as to a certain matter under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For the purpose of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Amended and Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware (the "Secretary of State") on April 28, 1999, as amended by the Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Company, as filed with the Secretary of State on March 29, 2004 (collectively, the "Certificate of Incorporation");

(ii) the Bylaws of the Company, as amended on January 24, 2007 (the "Bylaws"); and

(iii) the Proposal and the supporting statement thereto.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified,

conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

The Proposal

The Proposal reads as follows:

> RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Discussion

You have asked our opinion as to whether implementation of the Proposal would violate Delaware law. For the reasons set forth below, in our opinion, implementation of the Proposal by the Company would violate the General Corporation Law.

The first sentence of the Proposal requests that the Board of Directors of the Company (the "Board") "take the steps necessary" to amend the Bylaws and/or Certificate of Incorporation to provide the holders of 10% of the Company's outstanding common stock with the power to call special meetings of stockholders. The second sentence of the Proposal provides that any "exception or exclusion conditions" applying to the stockholders' power to call a special meeting must also be applied to the Company's "management" or the Board. One "exception or exclusion condition" imposed on the stockholders' power to call special meetings under the Proposal is their holding 10% or more of the Company's outstanding common stock. As applied equally to the Board pursuant to the language of the Proposal, this exception would require the directors to hold at least 10% of the Company's outstanding common stock to call a special meeting of stockholders. For purposes of this opinion, we have assumed that the Proposal would be read to have this effect. Notably, the Proposal does not seek to impose a process-based limitation on the Board's power to call special meetings (e.g., requiring unanimous Board approval to call special meetings), but instead purports to preclude the Board from calling special

meetings unless the directors have satisfied an external condition—namely, the ownership of 10% of the Company's outstanding common stock—that is unrelated to the process through which the Board makes decisions. As a result of this restriction, for the reasons set forth below, the Proposal, if implemented, would violate the General Corporation Law.

Section 211(d) of the General Corporation Law governs the calling of special meetings of stockholders. That subsection provides: "Special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws." 8 Del. C. § 211(d). Thus, Section 211(d) vests the board of directors with the power to call special meetings, but gives the corporation the authority, through its certificate of incorporation or bylaws, to give other parties the right to call special meetings. In considering whether implementation of the Proposal would violate the General Corporation Law, the relevant question is whether a provision conditioning the Board's power to call special meetings on the directors' ownership of at least 10% of the outstanding common stock would be valid if included in the Certificate of Incorporation or Bylaws. In our opinion, such a provision, whether included in the Certificate of Incorporation or Bylaws, would be invalid.

A. The Provision Contemplated by the Proposal May Not Be Validly Included in the Bylaws.

Because the Proposal seeks to restrict the Board's power to call special meetings (other than through an ordinary process-based bylaw)[1], the Proposal could not be implemented through the Bylaws. The directors of a Delaware corporation are vested with the power and authority to manage the business and affairs of the corporation. Section 141(a) of the General Corporation Law provides, in relevant part, as follows:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of

[1] The Delaware courts have distinguished "process-oriented" bylaws regulating the procedures through which board decisions are made from bylaws that purport to intrude upon the board's substantive decision-making authority. See CA, Inc. v. AFSCME Employees Pension Plan, 953 A.2d 227, 234-35 (Del. 2008) (footnotes omitted) ("It is well-established Delaware law that a proper function of bylaws is not to mandate how the board should decide specific substantive business decisions, but rather, to define the process and procedures by which those decisions are made. . . . Examples of the procedural, process-oriented nature of bylaws are found in both the DGCL and the case law. For example, 8 Del. C. § 141(b) authorizes bylaws that fix the number of directors on the board, the number of directors required for a quorum (with certain limitations), and the vote requirements for board action. 8 Del. C. § 141(f) authorizes bylaws that preclude board action without a meeting.").

> directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

8 Del. C. § 141(a) (emphasis added). Section 141(a) expressly provides that if there is to be any deviation from the general mandate that the board of directors manage the business and affairs of the corporation, such deviation must be provided in the General Corporation Law or the certificate of incorporation. Id.; see, e.g., Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966). The Certificate of Incorporation does not provide for any limitations on the Board's power to call special meetings, and, unlike other provisions of the General Corporation Law that allow the Board's statutory authority to be modified through the bylaws,[2] Section 211(d) does not provide that the board's power to call special meetings may be modified through the bylaws. See 8 Del. C. § 211(d). Moreover, the phrase "except as otherwise provided in this chapter" set forth in Section 141(a) does not include bylaws adopted pursuant to Section 109(b) of the General Corporation Law that could disable the board entirely from exercising its statutory power. In CA, Inc. v. AFSCME Employees Pension Plan, 953 A.2d 227, 234-35 (Del. 2008), the Delaware Supreme Court, when attempting to determine "the scope of shareholder action that Section 109(b) permits yet does not improperly intrude upon the directors' power to manage [the] corporation's business and affairs under Section 141(a)," indicated that while reasonable bylaws governing the board's decision-making process are generally valid, those purporting to divest the board entirely of its substantive decision-making power and authority are not. See id. ("It is well-established Delaware law that a proper function of bylaws is not to mandate how the board should decide specific substantive business decisions, but rather, to define the process and procedures by which those decisions are made.... Traditionally, the bylaws have been the corporate instrument used to set forth the rules by which the corporate board conducts its business.").

The Court's observations in CA are consistent with the long line of Delaware cases highlighting the distinction implicit in Section 141(a) of the General Corporation Law between the role of stockholders and the role of the board of directors. As the Delaware Supreme Court has stated, "[a] cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984). See also McMullin v. Beran, 765 A.2d 910, 916 (Del. 2000) ("One of the fundamental principles of the Delaware General Corporation Law statute is that the business affairs of a corporation are managed by or under the direction of its board of directors.") (citing 8 Del. C. § 141(a)); Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281, 1291 (Del. 1998) ("One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation.") (footnote omitted). The rationale for these statements is as follows:

---

[2] For example, Section 141(f) authorizes the board to act by unanimous written consent "[u]nless otherwise restricted by the certificate of incorporation or bylaws." See 8 Del. C. § 141(f).

> Stockholders are the equitable owners of the corporation's assets. However, the corporation is the legal owner of its property and the stockholders do not have any specific interest in the assets of the corporation. Instead, they have the right to share in the profits of the company and in the distribution of its assets on liquidation. Consistent with this division of interests, the directors rather than the stockholders manage the business and affairs of the corporation and the directors, in carrying out their duties, act as fiduciaries for the company and its stockholders.

Norte & Co. v. Manor Healthcare Corp., C.A. Nos. 6827, 6831, slip op. at 9 (Del. Ch. Nov. 21, 1985) (citations omitted); see also Paramount Communications Inc. v. Time Inc., C.A. Nos. 10866, 10670, 10935, slip op. at 77-78 (Del. Ch. July 14, 1989), aff'd, 571 A.2d 1140 (Del. 1989) ("The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares.").[3] Because the bylaw contemplated by the Proposal would go well beyond governing the process through which the Board determines whether to call special meetings – in fact, it would potentially have the effect of disabling the Board from exercising its statutorily-granted power to call special meetings – such bylaw would be invalid under the General Corporation Law.

B. The Provision Contemplated by the Proposal May Not Be Validly Included in the Certificate of Incorporation.

Because the Proposal seeks to modify or eliminate a "core" power of the Board, the Proposal may not be implemented through the Certificate of Incorporation. Section 102(b)(1) of the General Corporation Law provides that a certificate of incorporation may contain:

> Any provision for the management of the business and for the conduct of the affairs of the corporation, and any provision creating, defining, limiting and regulating the powers of the corporation, the directors, and the stockholders, or any class of the stockholders . . . ; if such provisions are not contrary to the laws of [the State of Delaware].

[3] But see UniSuper Ltd. v. News Corp., 2005 WL 3529317 (Del. Ch. Dec. 20, 2005). In that case, the Court held that a board of directors could agree, by adopting a board policy and promising not to subsequently revoke the policy, to submit the final decision whether to adopt a stockholder rights plan to a vote of the corporation's stockholders. The board's voluntary agreement to contractually limit its discretion in UniSuper, however, is distinguishable from the instant case. The bylaw contemplated by the Proposal, if adopted by the stockholders and implemented, would potentially result in stockholders divesting the Board of its statutory power to call special meetings.

8 Del. C. § 102(b)(1) (emphasis added). Thus, a corporation's ability to curtail the directors' powers through the certificate of incorporation is not without limitation. Any provision adopted pursuant to Section 102(b)(1) that is otherwise contrary to Delaware law would be invalid. In Sterling v. Mayflower Hotel Corp., 93 A.2d 107, 118 (Del. 1952), the Court found that a charter provision is "contrary to the laws of [Delaware]" if it transgresses "a statutory enactment or a public policy settled by the common law or implicit in the General Corporation Law itself."

The Court in Loew's Theatres, Inc. v. Commercial Credit Co., 243 A.2d 78, 81 (Del. Ch. 1968), adopted this view, noting that "a charter provision which seeks to waive a statutory right or requirement is unenforceable." More recently, the Court in Jones Apparel Group, Inc. v. Maxwell Shoe Co., 883 A.2d 837 (Del. Ch. 2004), suggested that certain statutory rights involving "core" director duties may not be modified or eliminated through the certificate of incorporation. The Jones Apparel Court observed:

> [Sections] 242(b)(1) and 251 do not contain the magic words ["unless otherwise provided in the certificate of incorporation"] and they deal respectively with the fundamental subjects of certificate amendments and mergers. Can a certificate provision divest a board of its statutory power to approve a merger? Or to approve a certificate of amendment? Without answering those questions, I think it fair to say that those questions inarguably involve far more serious intrusions on core director duties than does [the provision at issue]. I also think that the use by our judiciary of a more context- and statute-specific approach to police "horribles" is preferable to a sweeping rule that denudes § 102(b)(1) of its utility and thereby greatly restricts the room for private ordering under the DGCL.

Id. at 852. While the Court in Jones Apparel recognized that certain provisions for the regulation of the internal affairs of the corporation may be made subject to modification or elimination through the private ordering system of the certificate of incorporation and bylaws, it indicated that other powers vested in the board—particularly those touching upon the directors' discharge of their fiduciary duties—are so fundamental to the proper functioning of the corporation that they cannot be so modified or eliminated. Id.

The structure of, and legislative history surrounding, Section 211(d) confirm that the board's statutory power to call special meetings, without limitation or restriction, is a "core" power reserved to the board. Consequently, any provision of the certificate of incorporation purporting to infringe upon that fundamental power (other than an ordinary process-based limitation) would be invalid. As noted above, Section 211(d) provides that "[s]pecial meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws." Section 211(d) was adopted in 1967 as part of the wholesale revision of the General Corporation Law. In the review of Delaware's corporate law prepared for the committee tasked with submitting the revisions, it was

noted, in respect of then-proposed Section 211(d), "[m]any states specify in greater or less detail who may call special stockholder meetings," and it was "suggested that the common understanding be codified by providing that special meetings may be called by the board of directors or by any other person authorized by the by-laws or the certificate of incorporation." Ernest L. Folk, III, Review of the Delaware Corporation Law for the Delaware Corporation Law Revision Committee, at 112 (1968). It was further noted that "it is unnecessary (and for Delaware, undesirable) to vest named officers, or specified percentages of shareholders (usually 10%), with statutory, as distinguished from by-law, authority to call special meetings . . ." Id. The language of the statute, along with the gloss provided by the legislative history, clearly suggests that the power to call special meetings is vested by statute in the board, without limitation, and that other parties may be granted the right to do so through the certificate of incorporation and bylaws. While the certificate of incorporation and/or bylaws may expand the statutory default with regard to the calling of special meetings (i.e., parties other than the board of directors may be authorized to call special meetings), the certificate of incorporation and/or bylaws may not limit the express power of the board of directors to call special meetings, except through ordinary process-based limitations.

That the board of directors' power to call special meetings must remain unfettered (other than through ordinary process-based limitations)[4] is consistent with the most fundamental precept of the General Corporation Law: the board of directors is charged with a fiduciary duty to manage the business and affairs of the corporation. That duty may require the board of directors to call a special meeting at any time (regardless of the directors' ownership of the corporation's then-outstanding stock) to present a significant matter to a vote of the stockholders. Indeed, the Delaware courts have indicated that the calling of special meetings is one of the principal acts falling within the board's duty to manage the business and affairs of the corporation. See Campbell v. Loew's, Inc., 134 A.2d 852, 856 (Del. Ch. 1957) (upholding a bylaw granting the corporation's president the power to call special meetings and noting that the grant of such power did "not impinge upon the statutory right and duty of the board to manage the business of the corporation"). "[T]he fiduciary duty of a Delaware director is unremitting," Malone v. Brincat, 722 A.2d 5, 10 (Del. 1998). It does not abate during those times when the directors fail to meet a specified stock-ownership threshold. As the Delaware Supreme Court has stated, "[a] cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson, 473 A.2d at 811. See also Quickturn Design, 721 A.2d at 1291 ("One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation.") (footnote omitted).

Finally, the "savings clause" that purports to limit the mandates of the Proposal "to the fullest extent permitted by state law" is a nullity. The "savings clause" does not resolve the conflict between the charter provision contemplated by the Proposal and the dictates of the General Corporation Law. Section 211(d), read together with Sections 102(b)(1) and 109(b),

[4] See supra, n. 1.

allows for no limitations on the board's power to call a special meeting (other than ordinary process-based limitations)[5]; thus, there is no "extent" to which the restriction on that power contemplated by the Proposal would otherwise be permitted by state law. In our view, the "savings clause" does little more than acknowledge that the Proposal, if implemented, would be invalid under the General Corporation Law.

Conclusion

Based upon and subject to the foregoing, and subject to the limitations stated herein, it is our opinion that the Proposal, if adopted by the stockholders and implemented by the Board, would be invalid under the General Corporation Law.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the SEC in connection with the matters addressed herein and that you may refer to it in your proxy statement for the Annual Meeting, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

CSB/TNP

---

[5] See supra, n. 1.

From: olmsted [mailto:FISMA & OMB Memorandum M-07-16***
Sent: Friday, December 12, 2008 1:51 AM
To: shareholderproposals@sec.gov
Cc: Oberheu, Kristin M -Legal
Subject: # 1 General Electric Company (GE) Rule 14a-8 Proposal: Special Shareowner Meetings na[1]

Please see the attachment.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

December 11, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Bank of America Corporation (BAC)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareholder Meetings
Ray T. Chevedden

Ladies and Gentlemen:

This is the first response to the company December 9, 2008 no action request regarding this rule 14a-8 proposal with the following resolved statement:

Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

The second sentence of the proposal states, "This [special shareholder meeting bylaw amendment to give holders of 10% of outstanding common stock the power to call special shareowner meetings] includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board."

The company seems to read the proposal backwards. The primary purpose of this proposal is to give shareholders a real opportunity to call a special meeting as opposed to a hamstrung opportunity. For instance this proposal seeks to avoid an amendment that gives shareholders a right to call a special meeting yet excludes shareholders only from calling a special meeting to elect a director(s).

There is no text in the proposal that objects to the board having the power to call a special meeting or argues that the board's right to call a special meeting needs to be restricted. The company does not state that any other text in the proposal purportedly supports its backward read of the meaning of the resolved statement. It is believed the proposal seeks a certain equality (to the fullest extent permitted by state law) in opportunity to call a special meeting for shareholders and the board.

If the company insists on reading a backward and unintended meaning into the proposal, the

phrase "(to the fullest extent permitted by state law)" would prevent this proposal from having any impact on the right of the board to call a special meeting.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Ray T. Chevedden

Kristin Oberheu <Kristin.M.Oberheu@bankofamerica.com>

[BAC: Rule 14a-8 Proposal, October 20, 2008, Updated November 17, 2008]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of Ray T. Chevedden

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

Fidelity and Vanguard have supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favor this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, take special meeting rights into consideration when assigning company ratings.

Merck (MRK) shareholders voted 57% in favor of a proposal for 10% of shareholders to have the right to call a special meeting. This proposal topic also won from 55% to 69%-support (based on 2008 yes and no votes) at the following companies:

Entergy (ETR)	55%	Emil Rossi (Sponsor)
International Business Machines (IBM)	56%	Emil Rossi
Kimberly-Clark (KMB)	61%	Chris Rossi
CSX Corp. (CSX)	63%	Children's Investment Fund
Occidental Petroleum (OXY)	66%	Emil Rossi
FirstEnergy Corp. (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:
Ray T. Chevedden, *** FISMA & OMB Memorandum M-07-16 *** submitted this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

Dawson, Janet K.

From: Dawson, Janet K.
Sent: Tuesday, December 16, 2008 9:45 AM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: Gerber, Andrew; Oberheu, Kristin M -Legal
Subject: Bank of America Stockholder Proposal Submitted by William Steiner
Attachments: DOC253.PDF

Mr. Chevedden:

Attached please find a copy of the letter sent to the Securities and Exchange Commission in connection with the above referenced matter. Note that a hard copy has also been mailed to your attention at the address provided in Mr. Steiner's proposal request.

Please confirm receipt of this email.

Sincerely,
Janet Dawson

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HUNTON & WILLIAMS

Janet Dawson
Associate
jdawson@hunton.com

Hunton & Williams LLP
Bank of America Plaza, St 3500
101 South Tryon St
Charlotte, NC 28280
Phone: (704) 378-4829
Fax: (704) 331-4231
www.hunton.com

HUNTON & WILLIAMS

HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

FILE NO: 46123.74

December 15, 2008

Rule 14a-8

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by William Steiner

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as counsel to Bank of America Corporation, a Delaware corporation (the "Corporation"), we request confirmation that the Staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits from its proxy materials for the Corporation's 2009 Annual Meeting of Stockholders (the "2009 Annual Meeting") the proposal described below for the reasons set forth herein. The statements of fact included herein represent our understanding of such facts.

GENERAL

The Corporation received a proposal and supporting statement dated October 28, 2008 (the "Proposal") from William Steiner (the "Proponent"), for inclusion in the proxy materials for the 2009 Annual Meeting. The Proposal is attached hereto as **Exhibit A**. The 2009 Annual Meeting is scheduled to be held on or about April 29, 2009. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 18, 2009.

Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal; and
2. Six copies of the Proposal.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2009 Annual Meeting.

THE PROPOSAL

The Proposal states:

> Resolved, Shareholders request that our Board take the steps necessary to adopt a bylaw to require that our company have an independent lead director whenever possible with clearly delineated duties, elected by and from the independent board members, to be expected to serve for more than one continuous year, unless our company at that time has an independent board chairman. The standard of independence would be the standard set by the Council of Institutional Investors which is simply an independent director is a person whose directorship constitutes his or her only connection to the corporation.

The Proposal also provides seven "delineated duties" that would be required of the independent lead director.

REASONS FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2009 Annual Meeting pursuant to Rules 14a-8(i)(3), (i)(6), (i)(10) and (i)(11). The Proposal may be excluded pursuant to Rule 14a-8(i)(3), because it is vague and indefinite. The Proposal may be excluded pursuant to Rule 14a-8(i)(6), because the Corporation lacks the power and authority to implement the Proposal. The Proposal may be excluded pursuant to Rule 14a-8(i)(10), because the Corporation has already substantially implemented the Proposal. Finally, the Proposal may be excluded pursuant to Rule 14a-8(i)(11), because the Proposal substantially duplicates a prior proposal that will be included in the Corporation's proxy materials for the 2009 Annual Meeting.

1. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(3) because it is vague and indefinite.

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal if the proposal or its supporting statement is contrary to the Commission's proxy rules, including Rule 14a-9, which prohibits false and misleading statements in proxy soliciting materials and Rule 14a-4, which requires information included in a proxy statement to be clearly presented. The Division has consistently taken the position that stockholder proposals which are vague and indefinite are inherently misleading and thus may be omitted from a company's proxy materials under Rule 14a-8(i)(3).

Staff Legal Bulletin No. 14B provides that a stockholder proposal may be omitted under Rule 14a-8(i)(3) where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

The Division has consistently deemed a proposal to be impermissibly vague or indefinite where the proposal calls for the company to adopt, consider or abide by a standard or set of standards established by a third party without describing the substantive provisions of the standards or guidelines. *See e.g., Smithfield Foods, Inc.* (July 18, 2003) (permitting exclusion of a proposal requesting management to prepare a report based on the "Global Reporting Initiative" guidelines where the proposal did not contain a description of the guidelines).

The Division has previously considered substantially similar proposals (also submitted by William Steiner and/or with John Cheveddan as proxy) and permitted their exclusion under Rule 14a-8(i)(3) because such proposals failed to adequately describe the substantive provisions of the standards being recommended. *See Schering-Plough Corp.* (March 7, 2008); *PG&E Corp.* (March 7, 2008) and *JPMorgan Chase & Co.* (March 5, 2008) (collectively, the "Prior Proposals"). Each of the Prior Proposals stated:

> Resolved, Shareholders request that our Board adopt a bylaw to require that our company have an independent lead director whenever possible with clearly delineated duties, elected by and from the independent board members, to be expected to serve for more than one continuous year, unless our company at that time has an independent board chairman. The standard of independence would be the standard set by the Council of Institutional Investors.

In a careless, if not misleading, attempt to rectify the flaw in the Prior Proposals of not including a description of the substantive provisions of the Council of Institutional Investors ("CII") guidelines, the Proponent merely adds the following language to the end of the current resolution "... ***simply*** an independent director is a person whose directorship constitutes his or her only connection to the corporation." (emphasis added) This definitional standard for independence is grossly false and misleading. While CII's Corporate Governance Policy (available at www.cii.org) does contain a summary definition of independent director, that definition is followed by a detailed description of the "guidelines for accessing director independence." CII's guidelines are attached as **Exhibit B**. At almost 1000 words in length, these guidelines establish CII's standard for accessing director independence. CII's standard goes far beyond the ***simple*** definition of independence set forth in the Proposal. The assessment of director independence under CII's standard is far from simple. Notably, it is CII's guidelines, not the definition set forth in the Proposal, that govern CII's "standard of independence."

CII's standard for accessing director independence is significantly more stringent than the New York Stock Exchange ("NYSE") independence tests and the Corporation's categorical standards of independence. However, the Corporation's stockholders in voting on the Proposal would have no idea how CII's standard of independence varies from the NYSE's or the Corporation's standards. The Proposal states that an independent director is ***simply*** a person whose directorship constitutes his or her only connection to the Corporation. At its most basic level, the Proposal is asking the Corporation's stockholders to vote on a definition—without giving stockholders an adequate description of the substantive provisions of CII's standard of independence or even instructing stockholders where to go to understand CII's standard of independence. Accordingly, the Proposal is both vague and indefinite as well as not clearly presented. The standard of independence is not accurately or clearly presented; in fact it is absent from the resolution entirely.

If approved by stockholders, the Proponent intends for the Corporation to adopt CII's standard of independence, not merely its summary definition. The Proposal fails to distinguish the difference between the two. The Corporation believes that the Proposal should be read without construing any ambiguity given the Division's position that proposals should be drafted with precision. *See* Staff Legal Bulletin 14 and *Teleconference: Shareholder Proposals: What to Except in the 2002 Proxy Season* (November 26, 2001). In a November 26, 2001 teleconference, "*Shareholder Proposals. What to Expect in the 2002 Proxy Season,*" the Associate Director (Legal) of the Division (the "Associate Director") emphasized the importance of precision in drafting a proposal, citing Staff Legal Bulletin 14 ("SLB 14"). The Associate Director stated, "you really need to read the **exact wording** of the proposal . . . We really wanted to explain that to folks, and we took a lot of time to make it very, very clear in [SLB 14]." (emphasis added) Question B.6 of SLB 14 states that the Division's determination of no-action requests under Rule 14a-8 of the Exchange Act is based on, among other things, the "way in which a proposal is drafted." As a professional stockholder proponent, the Proponent should be expected to know the rules regarding precision in drafting proposals and should not be afforded any concessions due to imprecise wording of the Proposal.

Further, the Proposal is distinguishable from other stockholder proposals that identified the substantive provisions of CII's standard of independence. *See Clear Channel Communications, Inc.* (February 15, 2006) ("*Clear Channel*"); *see also Home Depot, Inc.* (February 25, 2004). The *Clear Channel* proposal included a significantly more comprehensive description of CII's standard of independence, and directed stockholders to a specific website address for a more information. The *Clear Channel* proposal provided a more clear summary of the definition of independence, as well as a specific reference to where substantive information was available:

for purposes of this proposal an independent director is someone whose only nontrivial professional, familial or financial connection to the corporation, its chairman or its executive officers is his/her directorship, and who also:

(1) is not or has not been, or whose relative is or in the past five years has been employed by the corporation or employed by, or a director of, an affiliate; and

(2) complies with Sections (b)-(h) of the Council of Institutional Investors Definition of Director Independence as found on its website at https://www.cii.org/polices/ind_dir_defn.html).

The *Clear Channel* proposal makes clear that CII's definition is different from and more stringent than the NYSE's definition.

In contrast to *Clear Channel*, the Proposal omits any substantive description of CII's standard of independence; it provides only a superficial definition of independence. In addition, it does not direct the Corporation's stockholders to a website where more comprehensive information is available. The omission of the substantive provisions of CII's standard of independence has the potential to significantly mislead stockholders, who may erroneously conclude that CII's standard is the same as the NYSE's or the Corporation's categorical standards.

Additionally, the Proposal can be distinguished from *Ford Motor Co.* (March 9, 2005) ("*Ford*"), where the Division did not concur that the proposal could be excluded as vague and indefinite. The *Ford* proposal stated "[t]he standard of independence is that of the Council of Institutional Investors www.cii.org updated in 2004." The Proposal is more vague than Ford's proposal because the Proposal is a moving target in that it fails to specify the version of CII's standard of independence that is to be adopted. As provided on CII's website, "[t]he corporate governance policies of the Council of Institutional Investors are a living document that is constantly reviewed and updated." *See* www.cii.org/policies. Because the Proposal fails to fix the applicable standard on CII's current guidelines, the Proposal would require the lead director, and the directors that appoint the lead director, to meet whatever standard CII may choose to adopt in the future. Because the standard may change from time to time, without any input or notice to the Corporation or its stockholders, the stockholders could not possibly know what standard of independence they are being asked to approve. The Proposal also may be distinguished from the *Ford* proposal because that proposal directed Ford's stockholders to a website where more comprehensive information regarding CII's standard was available.

Finally, the Proposal can be distinguished from *General Electric Co.* (January 28, 2003) ("*General Electric*"), where the Division did not concur that the proposal could be excluded as vague and indefinite. In *General Electric*, the proposal requested an amendment of the company's bylaws to require that the chairman of the board be an independent director who had not served as CEO of the company. In contrast, the Proposal cites a specific standard, the CII standard, but does not provide the substantive provisions of that standard. Unlike the *General Electric* standard (if a director has been CEO of the company, he is not independent), the Corporation's stockholders would be misled as the Proposal does not adequately describe or delineate CII's standard of independence; it provides only a superficial definition of independence.

The applicable "standard of independence" is the core of the Proposal and clearly would be material to a stockholder's determination whether to vote for or against the Proposal. Because the Proposal fails to adequately describe the substantive provisions of the CII standard, or direct stockholders to a website where CII's standard of independence could be located, and would establish a standard of independence that may change over time as CII amends its standard, stockholders would not know with certainty the nature of the actions they are being asked to approve, and therefore the proposal is impermissibly vague and indefinite.

In addition, the Division has also consistently concluded that a proposal is sufficiently vague and indefinite so as justify exclusion under Rule 14a-8(i)(3) where a company and its stockholders might interpret the proposal differently such that "any action ultimately taken by the [c]ompany upon implementation could be significantly different from the actions envisioned by stockholders voting on the proposal." *Fuqua Industries, Inc.* (March 12, 1991).

If adopted, the Corporation could interpret the Proposal as requiring the Corporation to replace its Director Independence Categorical Standards with the CII's "guidelines for accessing director independence." As presented, the Proposal does not require this action; however, it is unclear how the Corporation could implement the Proposal without some parameters for accessing director independence. Meanwhile, the Corporation's stockholders, in voting on the Proposal, might believe that the Proposal required the lead director to be independent and not merely non-management (as NYSE listing standards would permit). Thus, any such action ultimately taken by the Corporation to implement the Proposal could be significantly different from the actions envisioned by stockholders voting on the Proposal.

2. The Proposal may be excluded pursuant to Rule 14a-8(i)(6) because the Corporation lacks the power and authority to implement it.

Rule 14a-8(i)(6) permits the exclusion from the Corporation's proxy materials of stockholder proposals "if the company would lack the power and authority to implement the proposal." The Proposal relates to adoption of a bylaw provision to have an independent lead director who is "expected to serve for more than one continuous year."

The Corporation is incorporated in Delaware and is subject to Delaware General Corporation Law ("DGCL"). Under Section 211 of the DGCL, all of the Corporation's directors are elected annually by stockholders. As indicated in the Corporation's proxy materials for its 2008 Annual Meeting, and consistent with Article VI, Section 3 of the Corporation's Bylaws, the term of each director expires at the next annual meeting following his or her election. Because the Corporation's stockholders annually determine who will serve as directors, the Corporation's Board of Directors lacks the power and authority to ensure that the lead director will be re-elected by the Corporation's stockholders such that the lead director could be expected to serve for more than one continuous year.

In addition, the Corporation's Board of Directors cannot ensure that the lead director will continue to be "independent." Under NYSE listing standards, the Corporation's Board of Directors must annually evaluate the relationships between each director (and his or her immediate family members and related interests) and the Corporation and its subsidiaries, and make an affirmative determination regarding each such director's independence. The Corporation's Board of Directors lacks the power and authority to ensure that the lead director will remain independent.

In addition, even if elected by the Corporation's stockholders and deemed independent by the Corporation's Board of Directors, the Corporation could not be ensured that the existing lead director would consent to serve a second term as lead director if so elected by the independent members of the Corporation's Board of Directors.

The Division has concurred with exclusion of similar proposals. For example, in *H.J. Heinz Co.* (June 14, 2004), the Division granted relief under 14a-8(i)(6) where the proposal requested the bylaws be amended to require an independent director who had not served as an officer serve as Chairman and that the office of the President and CEO be held by two different individuals. The Division noted in particular that "it does not appear to be within the board's power to ensure that an individual meeting the specified criteria would be elected as director and serve as chairman of the board."

The Corporation lacks the power and authority to ensure that the existing lead director (i) will be re-elected for successive years by the Corporation's stockholders, (ii) will continue to be affirmatively determined to be independent under NYSE listing standards by the Corporation's Board of Directors and (iii) will continue or consent to serve as lead director if so elected by the independent members of the Corporation's Board of Directors. Therefore, the Proposal may be excluded pursuant to Rule 14a-8(i)(6).

3. The Corporation already has an independent Lead Director and its Corporate Governance Guidelines delineates the duties of the Lead Director. The Proposal has been substantially implemented and may be excluded under Rule 14a-8(i)(10).

Rule 14a-8(i)(10) permits the exclusion of a stockholder proposal if "the company has already substantially implemented the proposal." The "substantially implemented" standard replaced the predecessor rule, which allowed the omission of a proposal that was "moot." The current rule also clarifies the Commission's interpretation of the predecessor rule that the proposal need not be "fully effected" by the company to meet the mootness test, so long as it was substantially implemented. The purpose of Rule 14a-8(i)(10) is to "avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." *See* SEC Release No. 34-12598 (regarding the predecessor to Rule 14a-8(i)(10)).

In applying the "substantially implemented" standard, the Division does not require a company to implement every aspect of the proposal in question. *See* Securities Act Release 34-20091. Rather, substantial implementation requires only that the company's actions "satisfactorily address the underlying concerns of the proposal." *Masco Corp.* (March 29, 1999). The Division has also indicated that the determination of whether a company has satisfied the "substantially implemented" standard depends on whether the company's "particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco Inc.* (March 28, 1991).

The Corporation's policies, practices and procedures, as set forth in detail in the Corporation's Corporate Governance Guidelines[1] attached as **<u>Exhibit C</u>**, substantially implement the Lead Director requirements in the Proposal. The following chart lists the Proposal's requests regarding the election and delineated duties of the independent lead director, and the corresponding policy set forth in the Corporation's Corporate Governance Guidelines.

[1] The Corporation's Corporate Governance Guidelines were revised on December 9, 2008.

Proposal Request	Corporate Governance Guideline Provision
Requires an independent Lead Director, whose directorship constitutes his or her only connection to the corporation	A Lead Director, who will be an independent director pursuant to the current listing requirements of the trading venue on which the Corporation's common stock is traded and the Corporation's Director Independence Categorical Standards.
Lead Director is expected to serve for more than one continuous year	The Lead Director will be elected by the independent directors annually. The duly elected Lead Director may be re-elected to successive terms. The current Lead Director has been re-elected twice and is now serving in his third continuous year.
Clearly delineated duties:	
Presiding at all meetings of the board at which the chairman is not present, including executive sessions of the independent directors	The Lead Director will chair the executive sessions or special meetings of the non-management and independent directors and will be deemed duly elected by the independent directors to preside at meetings of the Board of Directors in the absence of or at the request of the Chairman of the Board.
Serving as liaison between the chairman and the independent directors	The Lead Director's duties shall include: • acting as a liaison between the independent directors and the Chairman of the Board,
Approving information sent to the board	• approving meeting agendas and ensuring that appropriate information is sent to the Board of Directors,
Approving meeting schedules to assure that there is sufficient time for discussion of all agenda items	• assuring the sufficiency of time for discussion at meetings of the Board of Directors, and
Being available for consultation and direct communication, if requested by major shareholders	• providing a communication link between the other independent directors and the Corporation's stockholders.
Having the authority to call meetings of the independent directors	The Lead Director is authorized to call special meetings of the independent directors at any time.

In addition, the Corporation's Director Independence Categorical Standards address the Proponent's underlying concern regarding director independence. The Corporation's independence standards, which are included annually in the Corporation's proxy statement, are similar to, but more comprehensive than, the definition of independence set forth in the Proposal.

The supporting statement clearly identifies the underlying concern of the Proposal — independent board oversight. As indicated above, the Corporate Governance Guidelines and the Director Independence Categorical Standards accomplish that goal. Because the Proposal's underlying concerns have already been addressed by the Corporation's Corporate Governance Guidelines and Director Independence Categorical Standards, the Proposal is substantially implemented and may be excluded from the proxy materials for the 2009 Annual Meeting.

We note that the Proposal requests an amendment to the Corporation's Bylaws, rather than inclusion in its Corporate Governance Guidelines and/or Director Independence Categorical Standards. The Corporate Governance Guidelines, the Director Independence Categorical Standards and the Bylaws are all established by the Corporation's Board of Directors, and can be amended by the Board of Directors, but not management. Furthermore, Delaware courts have recognized that a board of directors is authorized to adopt policies that may have the practical effect of a bylaw provision. *See, e.g.*, Unisuper Ltd. v. News Corp., C.A. No. 1699-N, slip op. at 13 (Del. Ch. Dec. 20, 2005). A board of directors, in the exercise of its fiduciary duties and in the absence of a contractual right to the contrary, may amend or repeal a board policy. *See id.*, slip. op at 13 (stating "[t]his Court's statement about board policies in [In re General Motors (Hughes) Litig., 2005 WL 1089021 (Del. Ch.)] simply reiterates an elementary principle of corporate law: If the board has the power to adopt resolutions (or policies), then the power to rescind resolutions (policies) must reside with the board as well.").

As noted above, the Proposal's requirements have been almost completely implemented and the Board's policy has the practical effect of a bylaw provision. We do not believe any meaningful gap exists between the Proposal and the current policies of the Corporation. Whether implemented through the Corporation's Bylaws or its Corporate Governance Guidelines and Director Independence Categorical Standards, the Corporation's existing policies, practices and procedures satisfactorily address the underlying independent oversight concern of the Proponent and satisfy the requirements of the Proposal. Because the Proposal is substantially implemented, it may be properly omitted from the proxy materials for the 2009 Annual Meeting pursuant to Rule 14a-8(i)(10).

4. The Proposal may be excluded pursuant to Rule 14a-8(i)(11) because it substantially duplicates another proposal, which was previously submitted to the Corporation and will be included in the proxy materials for the 2009 Annual Meeting.

Rule 14a-8(i)(11) permits the exclusion from the Corporation's proxy materials of a stockholder proposal that substantially duplicates another proposal previously submitted by another proponent that will be included in the Corporation's proxy materials for the same meeting. Proposals do not need to be identical to be excluded pursuant to Rule 14a-8(i)(11). The Commission has stated that the exclusion is intended to "eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." *See* SEC Release No. 34-12598. The Division consistently has concluded that proposals may be excluded because they are substantially duplicative when such proposals have the same "principal thrust" or "principal focus," notwithstanding that such proposals may differ as to terms and scope. *See, e.g., Pacific Gas & Electric Co.* (February 1, 1993).

The Corporation intends to include the "Independent Chairman" proposal previously submitted by another proponent and attached as **Exhibit D** (the "Prior Proposal") in its proxy materials for the 2009 Annual Meeting. The Proposal and the Prior Proposal clearly address the same issue—independent board oversight. The proposals differ only in implementation methodology. The Prior Proposal requests a bylaw amendment to require the Chairman to be an independent director, and the Proposal requests a bylaw amendment to require an independent lead director.

The proposals' supporting statements clearly reflect the same principal focus and thrust; namely, adopt a bylaw amendment with the purpose and effect of:

- providing objective oversight of management, including the CEO;
- promoting greater management accountability; and
- providing independent board leadership.

The Proposal even states that a lead director is unnecessary if the Corporation then has an independent Chairman—clearly establishing that the principle focus of the two proposals is an independent leader—whether that leader is the Chairman or the lead director.

The differences between the proposals do not alter the conclusion that the two proposals have the same principal focus and thrust. The Prior Proposal contains more detail than the Proposal regarding such matters as the definition of independence, the mechanic for selecting a new independent board leader if the current leader is no longer independent and excusing compliance if no independent director is available or willing to serve as board leader. *See Wells Fargo &*

Co. (January 17, 2008); *Sara Lee Corp.* (August 18, 2006); and *Weyerhaeuser Co.* (January 18, 2006). Despite similar differences, the Division concurred that *Wells Fargo & Co., Sara Lee Corp.* and *Weyerhaeuser Co.* could exclude the later-received stockholder proposal on the grounds that it was substantially duplicative of the previously submitted proposal. In each of these no-action letters, as in the present case, the proposals have the same principal focus and thrust, but differ in how they would achieve their objective.

The Division has consistently concluded that even substantive differences in implementation methodology do not alter the core issues and principals that are the standard for determining substantial duplication. *See, e.g., American Power Conservation Corp.* (March 29, 2002) (concluding that a board policy to nominate a *substantial majority* of independent directors was substantially similar to a proposal to establish a goal of at least *two-thirds* independent directors and concurring in the omission of the two-thirds proposal). Although the Prior Proposal and the Proposal differ in terms of implementation methodology, they clearly address the same core issue and principal—independent board leadership. *See also JP Morgan Chase & Co.* (March 5, 2007).

In *General Electric Co.* (January 20, 2004), the Division concurred with General Electric's determination that two shareholder proposals were substantially duplicative and that the second such proposal could be omitted from the company's proxy materials. The principal thrust of each proposal was the preparation and disclosure of a report by the company's board of director's describing "(i) General Electric's policies for making political contributions with corporate funds and (ii) summarizing or accounting for General Electric's actual political contributions." Further, both proposals reflected the proponents' negative views on perceived excesses of contributions and stressed that certain contributions could pose reputational and legal risks for General Electric or otherwise not be in the long-term best interests of General Electric and its shareholders. The second proposal also included a request that included a category of information not included in the first proposal. Despite this difference in scope, the Division concurred that the proposals were substantially duplicative.

In *Centerior Energy Corporation* (February 27, 1995) ("*Centerior*"), four compensation-related proposals were submitted as follows: (1) place ceilings on executives' compensation, tie compensation to the company's future performance, and cease bonus and stock option awards; (2) freeze executive compensation; (3) reduce management size, reduce executive compensation, and eliminate bonuses; and (4) freeze annual salaries and eliminate bonuses. Centerior argued that "all of the proposals have as their principal thrust the limitation of compensation and, directly or indirectly, linking such limits to certain performance standards." The Division concurred that the four *Centerior* proposals were substantially duplicative. Finally, in *BellSouth Corporation* (January 14, 1999) ("*BellSouth*"), the first proposal requested that all incentive awards be "tied proportionately to the revenue growth at the end of the year." The second *BellSouth* proposal requested that all incentive awards be "tied proportionately to the price of the stock at the end of the year." The Division concurred that the *BellSouth* proposals were substantially duplicative.

Additionally, stockholders will likely be confused when asked to vote on two separate proposals that relate to substantially the same subject matter. Stockholders will rightfully ask what substantive difference exists between the Proposal and the Prior Proposal. Both request adoption of a bylaw amendment to ensure independent board leadership. This is precisely the type of stockholder confusion that Rule 14a-8(i)(11) was intended to eliminate.

Because the Corporation intends to include the Prior Proposal in its proxy materials for the 2009 Annual Meeting and the two proposals have the same core issue and principal focus, the Proposal may be excluded from the Corporation's proxy materials for the 2009 Annual Meeting pursuant to Rule 14a-8(i)(11) because it is substantially duplicative of the Prior Proposal which was previously submitted to the Corporation.

CONCLUSION

On the basis of the foregoing and on behalf of the Corporation, we respectfully request the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2009 Annual Meeting. Based on the Corporation's timetable for the 2009 Annual Meeting, a response from the Division by February 3, 2009 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 704-378-4718 or, in my absence, Teresa M. Brenner, Associate General Counsel of the Corporation, at 704-386-4238.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Andrew A. Gerber

cc: Teresa M. Brenner
John Chevedden

Exhibit A

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

~~Mr. Kenneth D. Lewis~~
Chairman
Bank of America Corporation (BAC)
Bank of America Corporate Center Fl 18
100 N Tryon St
Charlotte NC 28255
PH: 800 333-6262
PH: 704-386-5972
FX: 704 386-6699

Rule 14a-8 Proposal

Dear Mr. Lewis,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***) at: *** FISMA & OMB Memorandum M-07-16 *** to facilitate prompt and verifiable communications.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

William Steiner (signature) — 10/28/08
William Steiner — Date

cc: Alice A. Herald
Corporate Secretary
PH: 704-386-1621
FX: 704-386-1670
FX: 704-719-8043
Kristin Oberheu <Kristin.M.Oberheu@bankofamerica.com>
FX: 704-409-0985

[BAC: Rule 14a-8 Proposal, November 3, 2008]

3 – Independent Lead Director

Resolved, Shareholders request that our Board take the steps necessary to adopt a bylaw to require that our company have an independent lead director whenever possible with clearly delineated duties, elected by and from the independent board members, to be expected to serve for more than one continuous year, unless our company at that time has an independent board chairman. The standard of independence would be the standard set by the Council of Institutional Investors which is simply an independent director is a person whose directorship constitutes his or her only connection to the corporation.

The clearly delineated duties at a minimum would include:

- Presiding at all meetings of the board at which the chairman is not present, including executive sessions of the independent directors.
- Serving as liaison between the chairman and the independent directors.
- Approving information sent to the board.
- Approving meeting agendas for the board.
- Approving meeting schedules to assure that there is sufficient time for discussion of all agenda items.
- Having the authority to call meetings of the independent directors.
- Being available for consultation and direct communication, if requested by major shareholders.

Statement of William Steiner

A key purpose of the Independent Lead Director is to protect shareholders' interests by providing independent oversight of management, including our CEO. An Independent Lead Director with clearly delineated duties can promote greater management accountability to shareholders and lead to a more objective evaluation of our CEO.

An Independent Lead Director should be selected primarily based on his qualifications as a Lead Director, and not simply default to the Director who has another designation on our Board. Additionally an Independent Lead Director should not be rotated out of this position each year just as he or she is gaining valuable Lead Director experience.

Please encourage our board to respond positively to this proposal and establish a Lead Director position in our bylaws to protect shareholders' interests when we do not have an independent Chairman:

Independent Lead Director –
Yes on 3

Notes:
William Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

Exhibit B

7. **<u>Independent Director Definition</u>**

7.1 **Introduction:** Members of the Council of Institutional Investors believe that the promulgation of a narrowly drawn definition of an independent director (coupled with a policy specifying that at least two-thirds of board members and all members of the audit, compensation and nominating committees should meet this standard) is in the corporation's and all shareowners' ongoing financial interest because:

- Independence is critical to a properly functioning board;
- Certain clearly definable relationships pose a threat to a director's unqualified independence in a sufficient number of cases that they warrant advance identification;
- The effect of a conflict of interest on an individual director is likely to be almost impossible to detect, either by shareowners or other board members; and
- While an across-the-board application of *any* definition to a large number of people will inevitably miscategorize a few of them, this risk is sufficiently small that it is far outweighed by the significant benefits.

The members of the Council recognize that independent directors do not invariably share a single set of qualities that are not shared by non-independent directors. Consequently no clear rule can unerringly describe and distinguish independent directors. However, the independence of the director depends on all relationships the director has, including relationships between directors, that may compromise the director's objectivity and loyalty to shareowners. It is the obligation of the directors to consider all relevant facts and circumstances, to determine whether a director is to be considered independent.

The members of the Council approved the following basic definition of an independent director:

7.2 **Basic Definition of an Independent Director**: An independent director is someone whose only nontrivial professional, familial or financial connection to the corporation, its chairman, CEO or any other executive officer is his or her directorship. Stated most simply, an independent director is a person whose directorship constitutes his or her only connection to the corporation.

7.3 **Guidelines for Assessing Director Independence**: The notes that follow are supplied to give added clarity and guidance in interpreting the specified relationships. A director will not be considered independent if he or she:

7.3a Is, or in the past 5 years has been, or whose relative is, or in the past 5 years has been, employed by the corporation or employed by or a director of an affiliate;

NOTES: An "affiliate" relationship is established if one entity either alone or pursuant to an arrangement with one or more other persons, owns or has the power to vote more than 20 percent of the equity interest in another, unless some other person, either alone or pursuant to an arrangement with one or more other persons, owns or has the power to vote a greater percentage of the equity interest. For these purposes, joint venture partners and general partners meet the definition of an affiliate, and officers and employees of joint venture enterprises and general partners are considered affiliated. A subsidiary is an affiliate if it is at least 20 percent owned by the corporation.

Affiliates include predecessor companies. A "predecessor" is an entity that within the last 5 years was party to a "merger of equals" with the corporation or represented more than 50 percent of the corporation's sales or assets when such predecessor became part of the corporation.

"Relatives" include spouses, parents, children, step-children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, aunts, uncles, nieces, nephews and first cousins, and anyone sharing the director's home.

7.3b Is, or in the past 5 years has been, or whose relative is, or in the past 5 years has been, an employee, director or **greater-than-20-percent** owner of a firm that is one of the corporation's or its affiliate's paid advisers or consultants or that receives revenue of at least $50,000 for being a paid adviser or consultant to an executive officer of the corporation;

NOTES: Advisers or consultants include, but are not limited to, law firms, auditors, accountants, insurance companies and commercial/investment banks. For purposes of this definition, an individual serving "of counsel" to a firm will be considered an employee of that firm.

The term "executive officer" includes the chief executive, operating, financial, legal and accounting officers of a company. This includes the president, treasurer, secretary, controller and any vice-president who is in charge of a principal business unit, division or function (such as sales, administration or finance) or performs a major policymaking function for the corporation.

7.3c Is, or in the past 5 years has been, or whose relative is, or in the past 5 years has been, employed by or has had a 5 percent or greater ownership interest in a third-party that provides payments to or receives payments from the corporation **and either: (i) such payments account for 1 percent of the third-party's or 1 percent of the corporation's consolidated gross revenues in any single fiscal year; or (ii) if the third-party is a debtor or creditor of the corporation and the amount owed exceeds 1 percent of the corporation's or third party's assets.** Ownership means beneficial or record ownership, not custodial ownership;

7.3d Has, or in the past 5 years has had, or whose relative has paid or received more than $50,000 in the past 5 years under, a personal contract with the corporation, an executive officer or any affiliate of the corporation;

NOTES: Council members believe that even small personal contracts, no matter how formulated, can threaten a director's complete independence. This includes any arrangement under which the director borrows or lends money to the corporation at rates better (for the director) than those available to normal customers—even if no other services from the director are specified in connection with this relationship;

7.3e Is, or in the past 5 years has been, or whose relative is, or in the past 5 years has been, an employee or director of a foundation, university or other non-profit organization that receives significant grants or endowments from the corporation, one of its affiliates or its executive officers or has been a *direct* beneficiary of *any* donations to such an organization;

NOTES: A "significant grant or endowment" is the lesser of $100,000 or 1 percent of total annual donations received by the organization.

7.3f Is, or in the past 5 years has been, or whose relative is, or in the past 5 years has been, part of an interlocking directorate in which the CEO or other employee of the corporation serves on the board of a third-party entity (for-profit or not-for-profit) employing the director or such relative;

7.3g Has a relative who is, or in the past 5 years has been, an employee, a director or a 5 percent or greater owner of a third-party entity that is a significant competitor of the corporation; or

7.3h Is a party to a voting trust, agreement or proxy giving his/her decision making power as a director to management except to the extent there is a fully disclosed and narrow voting arrangement such as those which are customary between venture capitalists and management regarding the venture capitalists' board seats.

The foregoing describes relationships between directors and the corporation. The Council also believes that it is important to discuss relationships between directors on the same board which may threaten either director's independence. A director's objectivity as to the best interests of the shareowners is of utmost importance and connections between directors outside the corporation may threaten such objectivity and promote inappropriate voting blocks. As a result, directors must evaluate all of their relationships with each other to determine whether the director is deemed independent. The board of directors shall investigate and evaluate such relationships using the care, skill, prudence and diligence that a prudent person acting in a like capacity would use.

(updated Oct. 7, 2008)

Exhibit C

Corporate Governance Guidelines

BANK OF AMERICA CORPORATION

Bank of America's goal in everything we do is reaching for higher standards - for our customers, our shareholders, our associates and our communities, upon which the future prosperity of our company rests. These Guidelines reflect the way we are striving for higher standards in corporate governance.

Director Responsibilities

The basic responsibility of the Board of Directors is to oversee the Company's businesses and affairs, exercising reasonable business judgment on behalf of the Company. In discharging that obligation, the Board relies on the honesty, integrity, business acumen and experience of the Company's management, as well as its outside advisors and the Company's independent registered public accounting firm.

All directors are expected to attend the Annual Meeting of Stockholders, board meetings and meetings of the committees on which they serve. Further, they are expected to prepare for each meeting in advance and to dedicate sufficient time at each meeting as necessary to properly discharge their responsibilities to the Company and its shareholders. Informational materials useful in preparing for meetings will be distributed to the Board in advance of each meeting.

The non-management directors will meet in executive session at each regularly scheduled Board meeting. The independent directors will meet in an executive session at least annually if there are non-management directors who are not independent.

A Lead Director, who will be an independent director pursuant to the current listing requirements of the trading venue on which the Company's common stock is traded and the Company's Director Independence Categorical Standards, will be elected by the independent directors annually. The duly elected Lead Director may be re-elected to successive terms. The Lead Director will chair the executive sessions or special meetings of the non-management and independent directors and will be deemed duly elected by the independent directors to preside at meetings of the Board of Directors in the absence of or at the request of the Chairman of the Board. In addition, the Lead Director is authorized to call special meetings of the independent directors at any time. The Lead Director's duties shall include acting as a liaison between the independent directors and the Chairman of the Board, approving meeting agendas and ensuring that appropriate information is sent to the Board of Directors, assuring the sufficiency of time for discussion at meetings of the Board of Directors, and providing a communication link between the other independent directors and the Company's stockholders.

Board Structure

Number of Directors. The Bylaws provide that the Company must have not less than 5 nor more than 30 directors. The Corporate Governance Committee will periodically review the appropriate size of the Board, with the objective of maintaining the necessary experience, expertise and independence without becoming too large to function efficiently.

Chairman of the Board. The positions of the Chairman of the Board and the Chief Executive Officer may be filled by the same individual or by different individuals.

Board Committees. The board will have at all times Audit, Compensation and Benefits and Corporate Governance Committees. The members of these committees will be "independent" as that term is defined from time to time by the listing standards of the New York Stock Exchange. Each committee has a charter that is posted on the Company's website. The board may establish additional committees as necessary or appropriate.

Director Qualifications

Director Independence Defined. The board has adopted categorical standards to assist the board in making the annual affirmative determination of each director's independence status. The director independence categorical standards are posted on the Company's website. A director will be considered "independent" if he or she meets the requirements of the categorical standards and the criteria for independence set forth from time to time in the listing standards of the New York Stock Exchange.

Majority Independent. The board will be composed of at least a majority of directors who are independent.

Director Assessment and Nomination. The Corporate Governance Committee will evaluate all director candidates and recommend nominees to the Board to fill vacancies or stand for election at the Annual Meeting, unless the Company has contractually granted the right to third parties to nominate directors.

Standards for Evaluating Candidates as Director-Nominees

To discharge their duties in identifying and evaluating individual nominees for directors, the Corporate Governance Committee and the board of directors shall consider the overall experience and expertise represented by the board as well as the qualifications of each candidate. In the evaluation process, the Corporate Governance Committee and the board shall take the following into account:

- At least a majority of the board must be comprised of independent directors.

- Candidates should be capable of working in a collegial manner with persons of different educational, business and cultural backgrounds.

- Candidates shall be individuals of the highest character and integrity who possess significant experience or skills that will benefit the Company.

- Candidates shall be free of conflicts of interest that would interfere with their ability to discharge their duties or would violate any applicable law or regulation.

- Candidates shall be capable of devoting the necessary time to discharge their duties, taking into account memberships on other boards and other responsibilities, and shall have the desire to represent the interests of all stockholders.

Majority Vote

A director who fails to receive the required number of votes for re-election in accordance with the Bylaws shall offer to resign. In addition, the director whose resignation is under consideration shall abstain from participating in any decision regarding that resignation. The Corporate Governance Committee and the Board may consider any factors they deem relevant in deciding whether to accept a director's resignation. The Board shall publicly disclose its decision regarding the resignation within ninety (90) days after the results of the election are certified. If the resignation is not accepted, the director will continue to serve until the next annual meeting and until the director's successor is elected and qualified.

The Board shall nominate for election or re-election as directors only candidates who agree to tender, following the annual meeting at which they are elected or re-elected as directors, irrevocable resignations that will be effective upon (i) the failure to receive the required vote at the next annual meeting at which they are nominated for re-election and (ii) Board acceptance of such resignation. In addition, the Board shall fill director vacancies and new directorships only with candidates who agree to tender, promptly following their appointment to the Board, the same form of resignation tendered by other directors in accordance with this Guideline.

Submission of Director Nominee Candidates to the Committee

The Corporate Governance Committee will consider candidates proposed by directors, management, search firms retained by the committee, and stockholders.

A stockholder or group of stockholders proposing a candidate to be considered by the Committee must submit the proposal in writing by no later than October 15 of the preceding year. The proposal must contain the following information:

- the name and address of the stockholder;
- a representation that the stockholder is a holder of the Company's voting stock (including the number and class of shares held);
- a description of all arrangements or understandings among the stockholder and the candidate and any other person or persons (naming such person or persons) pursuant to which the proposal is made by the stockholder;

- a statement signed by the candidate confirming that the candidate will serve if elected by the stockholders and will comply with the Company's Code of Ethics, Insider Trading Policy, Corporate Governance Guidelines and any other applicable rule, regulation, policy or standard of conduct applicable to the directors; and
- a description of the candidate's background and experience and the reasons why he or she meets the standards set forth above.

Age Limit and Change of Principal Occupation

A director who has reached the age of 72 will not be nominated for election to the board. A director, who changes his or her principal occupation, shall offer to resign. The Corporate Governance Committee, in conjunction with the Chairman of the Board, will determine whether to accept such resignation. Management directors shall resign from the board when they leave their officer positions.

Limits on Board and Audit Committee Memberships

No director shall serve on more than five public company boards in addition to the Company's Board. If a member of the Audit Committee wishes to serve on more than a total of three audit committees of public companies, the Board must approve the additional service before the director accepts the additional position.

Director Compensation

Director compensation shall be recommended by the Compensation Committee and shall be reviewed by the Committee on an annual basis.

Director Orientation and Continuing Education

All new directors must participate in the Company's orientation program for new directors in the year of their election or appointment. This orientation will include presentations by senior management to familiarize new directors with the Company's strategic plans, its significant financial, accounting and risk management issues, compliance programs, conflict policies, Code of Ethics, Insider Trading Policy and other policies.

The board encourages directors to participate in continuing education programs and reimburses directors for the expenses of such participation.

CEO Performance Evaluation and Succession Planning

The Compensation Committee shall conduct an annual review of the CEO's performance, and will report to the board the results of its evaluation.

The Board shall annually review the succession plan for the position of Chief Executive Officer.

Annual Performance Evaluation

The board shall conduct an annual self-evaluation to determine whether it and its committees are functioning effectively. The Corporate Governance Committee will report the results of the evaluation to the board.

Director Access to Officers, Employees and Independent Advisors

Directors have complete and open access to officers and employees of the Company. Any meetings or contacts that a director wishes to initiate may be arranged through the CEO or the Secretary or directly by the director.

The board and its committees may retain independent advisors at the Company's expense.

Strategic Planning

As part of its oversight responsibility, the board ensures that management develops strategic plans for the Company's business and periodically reviews its plans with the board.

Minimum Stock Ownership by Executive Officers and Directors

In order to align the interests of the Company's executive officers and directors with those of the Company's shareholders, the board has adopted the following minimum stock ownership requirements:

CEO: 500,000 shares

Executive Officers: 150,000 shares

Directors: 10,000 shares

All full value shares beneficially owned are included in the calculation. Stock options are not included. New executive officers and directors will have up to five years to achieve compliance. Directors will not sell the restricted stock they receive as compensation (except as necessary to pay taxes upon vesting) until termination of their service.

Ethical Business Environment

One of the board's key responsibilities is to ensure that the Company, through its management, maintains high ethical standards and effective policies and practices designed to protect the Company's reputation, assets and business.

Charitable Giving and Political Contributions

The board will annually review a report on the Company's charitable giving and political contribution programs.

Communications with the Board of Directors

Parties who wish to communicate with the board or a committee may send a letter to the Secretary at Bank of America Corporation, 101 South Tryon Street, NC1-002-29-01, Charlotte, North Carolina 28255. The letter should indicate whether the communication is intended for the board or one of its committees. The Corporate Secretary or the secretary of the designated committee may sort or summarize the communications as appropriate. Communications, which are commercial solicitations, customer complaints, incoherent or obscene, will not be forwarded to the board.

Related Person Transactions

The Corporate Governance Committee shall review and approve or ratify any transaction or series of transactions where the aggregate amount involved will or may be expected to exceed $120,000 in any fiscal year, the Company is a participant and a related person (as defined below) has or will have a direct or indirect material interest. Any committee member who is a related person with respect to a transaction under review may not participate in the deliberations or vote respecting such approval, provided, however, that such director may be counted in determining the presence of a quorum at a meeting of the committee which considers the transaction.

On a semi-annual basis, each of the Company's directors and executive officers and each holder of 5% or more of the Company's outstanding common stock shall complete a questionnaire that, among other things, requests information regarding related persons and their transactions or relationships with the Company. Upon receipt of the questionnaire responses, the Legal and Compliance departments shall conduct a review to determine if there are any transactions subject to this policy that have not previously been approved or ratified by the Corporate Governance Committee. Any such transactions shall be submitted for consideration by the Corporate Governance Committee.

When considering a request for approval or ratification of a transaction, the Corporate Governance Committee may consider, among other things: (a) the nature of the related person's interest in the transaction; (b) whether the transaction involves arms-length bids or market prices and terms; (c) the materiality of the transaction to each party; (d) the availability of the product or service through other sources; (e) whether the Company's Code of Ethics could be implicated or the Company's reputation put at risk; (f) whether the transaction would impair the judgment of a director or executive officer to act in the best interest of the Company; (g) the acceptability of the transaction to the Company's regulators; and (h) in the case of a non-employee director, whether the transaction would impair his or her independence or status as an "outside" or "non-employee" director.

For purposes of this guideline, (a) "related person" means any director, nominee for election as a director or executive officer of the Company, any person owning 5% or more of any series of the Company's voting securities, or any of their immediate family members, and (b) "immediate family member" means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in law, daughter-in-law, brother-in-law, sister-in-law, or any person (other than a tenant or employee) sharing the household.

The Board has determined that each of the following types of transactions does not create or involve a direct or indirect material interest on the part of the related person and therefore do not require review or approval under this policy:

(i) Any financial services, including brokerage services, banking services, loans, insurance services and other financial services provided by the Company to any related person, provided that the services are (a) provided in the ordinary course of business, (b) on substantially the same terms as those prevailing at the time for comparable services provided to non-affiliates and (c) in compliance with applicable law, including the Sarbanes-Oxley Act of 2002 and Regulation O of the Board of Governors of the Federal Reserve Board.

(ii) Transactions involving the purchase or sale of products or services not described in clause (i) above in which the related person's interest derives solely from his or her service as an executive officer or employee of another corporation or organization that is a party to the transaction, provided that payments from or to the Company for such products or services in any fiscal year do not exceed the greater of $1 million or 2% of the other entity's consolidated gross revenues for the most recently ended fiscal year for which total revenue information is available.

(iii) Transactions in which the related person's interest derives solely from his or her service as a director of, or his or her ownership of less than 10% of the equity interest (other than a general partnership interest) in, another corporation or organization that is a party to the transaction.

(iv) Transactions in which the related person's interest derives solely from his or her ownership of a class of equity securities of the Company and all holders of that class of equity securities received the same benefit on a pro rata basis.

(v) Transactions in which the related person's interest derives solely from his or her service as a director, trustee or officer (or similar position) of a not-for-profit organization, foundation or university that receives donations from the Company (excluding for this purpose matching funds paid by the Company or the Bank of America Foundation as a result of donations by the Company's directors or associates), provided that such donations in any fiscal year do not exceed the greater of $1 million or 5% of the other entity's consolidated gross revenues for the most recently ended fiscal year for which total revenue information is available.

(vi) Transactions where the rates or charges involved are determined by competitive bids, or involve the rendering of services as a common or contract carrier, or public utility, at rates or charges fixed in conformity with law or governmental authority.

(vii) Employment and compensation arrangements for any executive officer and compensation arrangements for any director, provided that such arrangements have been approved by the Compensation Committee or the Board.

Incentive Compensation Recoupment Policy

If the Board or an appropriate Board committee has determined that any fraud or intentional misconduct by one or more executive officers caused, directly or indirectly, the Corporation to restate its financial statements, the Board or committee shall take, in its sole discretion, such action as it deems necessary to remedy the misconduct and prevent its recurrence. The Board or committee may require reimbursement of any bonus or incentive compensation awarded to such officers and/or effect the cancellation of unvested restricted stock or outstanding stock option awards previously granted to such officers in the amount by which such compensation exceeded any lower payment that would have been made based on the restated financial results.

Exhibit D

SEIU
Stronger Together

October 24, 2008

Attn: Corporate Secretary

Alice A. Herald
Deputy General Counsel and Corporate Secretary
Bank of America Corporation
101 South Tryon Street
NC1-002-29-01
Charlotte, NC 28255

Via email: alice.herald@bankofamerica.com
And via facsimile: 704-719-0843; 704-409-0985

Dear Ms. Herald:

On behalf of the SEIU Master Trust ("the Trust"), I write to give notice that, pursuant to the 2008 proxy statement of Bank of America Corp. (the "Company"), the Trust intends to present the attached proposal (the "Proposal") at the 2009 annual meeting of shareholders (the "Annual Meeting"). The Trust requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Trust has owned the requisite number of Bank of America shares for the requisite time period. The Trust intends to hold these shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Trust or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. Proof of share ownership is being sent to you under separate cover, shortly after this mailing. Please contact me at (202)730-7051 if you have any questions.

Sincerely,

Stephen Abrecht
Executive Director of Benefit Funds

SERVICE EMPLOYEES
INTERNATIONAL UNION, CLC

SEIU MASTER TRUST
11 Dupont Circle, N.W., Ste. 900
Washington, DC 20036-1202
202.730.7500
800.458.1010
www.SEIU.org

Independent Chairman

RESOLVED: Pursuant to Section 109 of the Delaware General Corporation Law, the stockholders of Bank of America Corporation ("Bank of America") hereby amend the bylaws to add the following text to the end of Article VI, Section 7:

"The Chairman of the Board shall be a director who is independent from the Corporation. For purposes of this Bylaw, "independent" has the meaning set forth in the New York Stock Exchange ("NYSE") listing standards, unless the Corporation's common stock ceases to be listed on the NYSE and is listed on another exchange, in which case such exchange's definition of independence shall apply. If the Board of Directors determines that a Chairman who was independent at the time he or she was selected is no longer independent, the Board of Directors shall select a new Chairman who satisfies the requirements of this Bylaw within 60 days of such determination. Compliance with this Bylaw shall be excused if no director who qualifies as independent is elected by the stockholders or if no director who is independent is willing to serve as Chairman of the Board. This Bylaw shall apply prospectively, so as not to violate any contractual obligation of the Corporation in effect when this Bylaw was adopted."

SUPPORTING STATEMENT

Bank of America's CEO Kenneth Lewis currently serves as Chairman of the Board. Yet, the tasks of CEO and chairman are very different and often conflict, and combining the roles inherently leads some companies to focus aggressively on the short-term. Developing objective oversight of management is crucial to Bank of America's long-term, *sustainable* growth prospects because:

- CEOs, particularly in the financial sector, are encouraged to be risk-takers, and an independent chairman serves as a practical check on the overall risk appetite of the CEO. And 82% of CFOs support separating the Chairman and CEO roles, according to a Grant Thornton national survey *(3/08)*.

- Directors face more difficulty in ousting a poor-performing CEO when that executive is also the Chairman; and the Company is doubly impacted—usually during a time of crisis—since it loses its chairman and top manager simultaneously.

- Independent board leadership helps address the irrational incentives that allow financial industry executives to take on excessive short term-risk in order to boost personal compensation. CEO Lewis received $24.8 million in compensation in 2007, almost four times his median peer group (*RMG/ISS Proxy Report 4/9/08*), when the Board's Compensation Committee determined that the Company "had significantly missed [our] goals" *(2008 Proxy p26)* and when Bank of America substantially underperformed the S&P and its GICS peers for the one-, three-, and five-year periods in shareholder returns *(ISS 4/9/08)*.

Bank of America is a stalwart institution, impacting the global economy. Yet as investors have so clearly witnessed, sheer size does not protect one from failure. Improved risk management and oversight is critical to the Company's sustained success, especially in the wake of challenging acquisitions.

We therefore urge stockholders to vote FOR this Proposal.

Dawson, Janet K.

From: Dawson, Janet K.
Sent: Thursday, December 18, 2008 6:25 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: Gerber, Andrew; 'Oberheu, Kristin M -Legal'
Subject: Bank of America - Letter
Attachments: DOC002.PDF

Mr. Chevedden:

Attached please find a copy of a letter being sent to you in hard copy by mail.

Please confirm receipt of this email.

Sincerely,
Janet Dawson

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HUNTON & WILLIAMS

Janet Dawson
Associate
jdawson@hunton.com

Hunton & Williams LLP
Bank of America Plaza, St 3500
101 South Tryon St
Charlotte, NC 28280
Phone: (704) 378-4829
Fax: (704) 331-4231
www.hunton.com

HUNTON & WILLIAMS

HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

FILE NO: 46123.74

December 18, 2008

Via Electronic Delivery *** FISMA & OMB Memorandum M-07-16 ***
Delivery Receipt Requested

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: **Shareholder Proposal Regarding Independent Lead Director**
Shareholder Proposal Regarding Special Shareowner Meetings
Shareholder Proposal Regarding Say on Executive Pay
Shareholder Proposal Regarding Cumulative Voting
Each Submitted to Bank of America Corporation Via a Nominal Proponent

Dear Mr. Chevedden:

Our client, Bank of America Corporation (the "Corporation") received the following proposals for inclusion in the Corporation's 2009 annual proxy statement. The date, subject matter and certain proponent information with respect to each proposal is set forth below:

Proposal Date	Subject Matter of Proposal	Actual Proponent	Nominal Proponent
October 17, 2008	Say on Executive Pay	John Chevedden	Kenneth Steiner
October 17, 2008	Cumulative Voting	John Chevedden	Nick Rossi
November 3, 2008	Independent Lead Director	John Chevedden	William Steiner
November 17, 2008(a)	Special Shareowner Meetings	John Chevedden	Ray T. Chevedden

(a) Originally dated October 20, 2008 and revised on November 17, 2008.

Based on the facts set forth in no-action letters recently filed with the Securities and Exchange Commission ("SEC") and looking at the facts surrounding your current submissions, as well as your historical submissions and communications with the Corporation and other public companies, the Corporation believes that the four proposals identified above, submitted through the nominal proponents identified above, may in fact, have been submitted by you as the true proponent. In order to properly consider your request to include any of these proposals, and in accordance with Rule 14a-8 of

the Securities Exchange Act of 1934, as amended ("Rule 14a-8"), we hereby inform you of a certain eligibility or procedural defect in the submissions identified above, as described herein. For your convenience, I have included a copy of Rule 14a-8 with this letter.

First, you do not appear to be a record owner of common stock on the Corporation's books and records. In accordance with applicable rules of the SEC, please send a written statement from the "record" holder of your stock, verifying that, at the time each proposal was submitted you held at least $2,000 in market value of the Corporation's common stock and that such stock had continuously been held for at least one year. Please note that the required ownership documentation must be received **within 14 calendar days** of your receipt of this letter.

Second, Rule 14a-8(c) provides that a shareholder may submit no more than one proposal for a particular shareholder meeting. We believe you have submitted four proposals for inclusion in the 2009 annual proxy statement. Accordingly, as required by Rule 14a-8(c) and Rule 14a-8(f), **within 14 calendar days** after receipt of this letter, please revise your submission so that you are submitting only one proposal.

We understand that this request may be viewed by you as untimely. However, given the Corporation's recent determination that you are the actual proponent of these four proposals and looking to the relative equities of the parties involved, we do not believe that this letter should be treated by you as untimely and we encourage your prompt compliance with the requests made herein. We intend to request that the SEC's Division of Corporation Finance waive any potential delay in our compliance with Rule 14a-8.

In asking you to provide the foregoing information, the Corporation does not relinquish its right to later object to including your proposal on related or different grounds pursuant to applicable SEC rules.

Please send the requested documentation to me at the United States mail or email address above, with a copy to Kristin Marie Oberheu, Bank of America Corporation, NC1-002-29-01, 101 South Tryon Street, Charlotte, NC 28255.

Very truly yours,

Andrew A. Gerber

CC: Kristin Marie Oberheu

Attachment

Dawson, Janet K.

From: Dawson, Janet K.
Sent: Friday, December 19, 2008 2:14 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: 'Oberheu, Kristin M -Legal'; Gerber, Andrew
Subject: Bank of America - Letter
Attachments: DOC002.PDF

Mr. Chevedden,

In addition to the requests made in our letter to you dated December 18, 2008, a copy of which is attached, we also make the following request:

Under Rule 14a-8(b), you must also provide us with a written statement that you intend to continue to hold your securities through the date of the 2009 meeting of shareholders. We must receive your written statement **within 14 calendar days** of your receipt of this letter. We refer you back to the copy of Rule 14a-8 included in the attached letter.

Please confirm receipt of this email.

Sincerely,
Janet Dawson

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HUNTON & WILLIAMS

Janet Dawson
Associate
jdawson@hunton.com

Hunton & Williams LLP
Bank of America Plaza, St 3500
101 South Tryon St
Charlotte, NC 28280
Phone: (704) 378-4829
Fax: (704) 331-4231
www.hunton.com

HUNTON & WILLIAMS

HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

FILE NO: 46123.74

December 18, 2008

Via Electronic Delivery *** FISMA & OMB Memorandum M-07-16 ***
Delivery Receipt Requested

Mr. John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

Re: **Shareholder Proposal Regarding Independent Lead Director**
Shareholder Proposal Regarding Special Shareowner Meetings
Shareholder Proposal Regarding Say on Executive Pay
Shareholder Proposal Regarding Cumulative Voting
Each Submitted to Bank of America Corporation Via a Nominal Proponent

Dear Mr. Chevedden:

Our client, Bank of America Corporation (the "Corporation") received the following proposals for inclusion in the Corporation's 2009 annual proxy statement. The date, subject matter and certain proponent information with respect to each proposal is set forth below:

Proposal Date	Subject Matter of Proposal	Actual Proponent	Nominal Proponent
October 17, 2008	Say on Executive Pay	John Chevedden	Kenneth Steiner
October 17, 2008	Cumulative Voting	John Chevedden	Nick Rossi
November 3, 2008	Independent Lead Director	John Chevedden	William Steiner
November 17, 2008(a)	Special Shareowner Meetings	John Chevedden	Ray T. Chevedden

(a) Originally dated October 20, 2008 and revised on November 17, 2008.

Based on the facts set forth in no-action letters recently filed with the Securities and Exchange Commission ("SEC") and looking at the facts surrounding your current submissions, as well as your historical submissions and communications with the Corporation and other public companies, the Corporation believes that the four proposals identified above, submitted through the nominal proponents identified above, may in fact, have been submitted by you as the true proponent. In order to properly consider your request to include any of these proposals, and in accordance with Rule 14a-8 of

the Securities Exchange Act of 1934, as amended ("Rule 14a-8"), we hereby inform you of a certain eligibility or procedural defect in the submissions identified above, as described herein. For your convenience, I have included a copy of Rule 14a-8 with this letter.

First, you do not appear to be a record owner of common stock on the Corporation's books and records. In accordance with applicable rules of the SEC, please send a written statement from the "record" holder of your stock, verifying that, at the time each proposal was submitted you held at least $2,000 in market value of the Corporation's common stock and that such stock had continuously been held for at least one year. Please note that the required ownership documentation must be received **within 14 calendar days** of your receipt of this letter.

Second, Rule 14a-8(c) provides that a shareholder may submit no more than one proposal for a particular shareholder meeting. We believe you have submitted four proposals for inclusion in the 2009 annual proxy statement. Accordingly, as required by Rule 14a-8(c) and Rule 14a-8(f), **within 14 calendar days** after receipt of this letter, please revise your submission so that you are submitting only one proposal.

We understand that this request may be viewed by you as untimely. However, given the Corporation's recent determination that you are the actual proponent of these four proposals and looking to the relative equities of the parties involved, we do not believe that this letter should be treated by you as untimely and we encourage your prompt compliance with the requests made herein. We intend to request that the SEC's Division of Corporation Finance waive any potential delay in our compliance with Rule 14a-8.

In asking you to provide the foregoing information, the Corporation does not relinquish its right to later object to including your proposal on related or different grounds pursuant to applicable SEC rules.

Please send the requested documentation to me at the United States mail or email address above, with a copy to Kristin Marie Oberheu, Bank of America Corporation, NC1-002-29-01, 101 South Tryon Street, Charlotte, NC 28255.

Very truly yours,

Andrew A. Gerber

CC: Kristin Marie Oberheu

Attachment

Dawson, Janet K.

From: Dawson, Janet K.
Sent: Monday, December 22, 2008 12:20 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: Gerber, Andrew; 'Oberheu, Kristin M -Legal'
Subject: Bank of America Stockholder Proposal - Ray Chevedden
Attachments: DOC257.PDF

Mr. Chevedden:

Attached please find a copy of the letter sent to the Securities and Exchange Commission in connection with the above-referenced matter.

Please confirm receipt of this email.

Best,
Janet Dawson

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HUNTON & WILLIAMS

Janet Dawson
Associate
jdawson@hunton.com

Hunton & Williams LLP
Bank of America Plaza, St 3500
101 South Tryon St
Charlotte, NC 28280
Phone: (704) 378-4829
Fax: (704) 331-4231
www.hunton.com

HUNTON & WILLIAMS

HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

FILE NO: 46123.74

December 19, 2008

Rule 14a-8

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Supplemental Letter for Stockholder Proposal Submitted by Ray T. Chevedden (through John Chevedden)

Ladies and Gentlemen:

By letter dated December 9, 2008 (the "Initial Letter"), on behalf of Bank of America Corporation (the "Corporation"), we requested confirmation that the staff of the Division of Corporation Finance (the "Division") would not recommend enforcement action if the Corporation omitted a proposal (the "Proposal") received from John Chevedden on behalf of Ray T. Chevedden (the "Proponent") from its proxy materials for the 2009 Annual Meeting for the reasons set forth therein. The Initial Letter is attached hereto as **Exhibit A**. This letter is also in response to a letter from John Chevedden dated December 11, 2008, which is attached hereto as **Exhibit B**.

As counsel to the Corporation, we hereby supplement the Initial Letter and request confirmation that the Division will not recommend enforcement action if the Corporation omits the Proposal from its proxy materials for the 2009 Annual Meeting for the additional reason set forth herein. This letter is intended to supplement, but does not replace, the Initial Letter.

GENERAL

As stated in the Initial Letter, the 2009 Annual Meeting is scheduled to be held on or about April 29, 2009. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 18, 2009.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal; and

2. Six copies of **Exhibit A**, which include the Proposal.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intention to omit the Proposal from the Corporation's proxy materials for the 2009 Annual Meeting.

SUMMARY OF PROPOSAL

The Proposal asks the "board to take the steps necessary to amend our bylaws ***and*** each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings." (emphasis added) The Proposal further requires that the "bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board."

ADDITIONAL REASON FOR EXCLUSION OF PROPOSAL

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal if the proposal or its supporting statement is contrary to the Commission's proxy rules, including Rule 14a-9, which prohibits false and misleading statements in proxy soliciting materials and Rule 14a-4, which requires information included in a proxy statement to be clearly presented. The Division has consistently taken the position that stockholder proposals that are vague and indefinite are inherently misleading and thus may be omitted from a company's proxy materials under Rule 14a-8(i)(3). Staff Legal Bulletin No. 14B provides that a stockholder proposal may be omitted under Rule 14a-8(i)(3) where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." The Division has consistently deemed a proposal to be impermissibly vague or indefinite where the proposal calls for the company to adopt, consider or abide by a standard or set of standards established by a third party without describing the substantive provisions of the standards or guidelines. *See e.g., Smithfield Foods, Inc.* (July 18, 2003) (permitting exclusion of a proposal requesting management to prepare a report based on the "Global Reporting Initiatives guidelines" where the proposal did not contain a description of the guidelines).

In particular, the Division has concurred with the exclusion of numerous proposals seeking to amend a company's charter or bylaws because they were vague and indefinite. *See Alaska Air*

Group Inc. (April 11, 2007) (proposal requesting that the company's board amend the company's governing instruments to "assert, affirm and define the right of the owners of the company to set standards of corporate governance" was vague and indefinite) and *Peoples Energy Corp.* (December 10, 2004) (proposal requesting that the board amend the charter and by-laws "to provide that officers and directors shall not be indemnified from personal liability for acts or omissions involving gross negligence or 'reckless neglect'" was vague and indefinite). The Division has also found similar proposals submitted by John Chevedden on behalf of various proponents that were excludable under Rule 14a-8(i)(3) because they were vague and indefinite. *See Raytheon Co.* (March 28, 2008); *Office Depot Inc.* (February 25, 2008); *Mattel Inc.* (February 22, 2008); and *Exxon Mobil Corp.* (January 28, 2008) (all relating to proposals that the board of directors amend a company's "bylaws and [/or] any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting").

Proposals that are subject to misinterpretation, alternative interpretation or that contain internal inconsistencies have also been found to be excludable by the Division under Rule 14a-8. *See Bank of America Corp.* (June 18, 2007) (proposal calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees" as "vague and indefinite"); *Puget Energy, Inc.* (March 7, 2002) (proposal requesting that the company's board of directors "take the necessary steps to implement a policy of 'improved corporate governance'"); and *Fuqua Industries, Inc.* (March 12, 1991). In *Verizon Communications Inc.* (February 21, 2008) ("*Verizon Communications*"), a proposal was excludable as vague and indefinite where the proposed method for calculating a compensation award was inconsistent with the proposed maximum size limitation of compensation awards. The application of the two requirements (i.e., method for calculation and award size limitations) in *Verizon Communications* created inconsistent results because the method of calculation resulted in awards exceeding the maximum limit. In *Philadelphia Electric Co.* (July 30, 1992), a proposal was excludable because it was susceptible to multiple interpretations due to ambiguous syntax and grammar, was "so inherently vague and indefinite that neither the shareholders . . . nor the company . . . would be able to determine with any reasonable certainty exactly what actions or-measures the proposal requires."

The Proposal is poorly drafted and, as a result, neither the Corporation nor its stockholders can determine the measures requested by the Proposal. The Proposal itself is internally inconsistent. The Division's position with respect to the drafting of proposals is clear—proposals should be drafted with precision. *See Staff Legal Bulletin 14* and *Teleconference: Shareholder Proposals: What to Except in the 2002 Proxy Season* (November 26, 2001). In a November 26, 2001 teleconference, "*Shareholder Proposals. What to Expect in the 2002 Proxy Season,*" the Associate Director (Legal) of the Division (the "Associate Director") emphasized the importance of precision in drafting a proposal, citing Staff Legal Bulletin 14 ("SLB 14"). The Associate Director stated, "you really need to read the ***exact wording*** of the proposal . . . . We really wanted to explain that to folks, and we took a lot of time to make it very, very clear in [SLB 14]." (emphasis added)

Question B.6 of Staff Legal Bulletin 14 states that the Division's determination of no-action requests under Rule 14a-8 of the Exchange Act is based on, among other things, the "way in which a proposal is drafted." As a professional shareholder proponent, the Proponent should be expected to know the rules regarding precision in drafting proposals and should not be afforded any concessions due to imprecise wording of the Proposal. As discussed below, the Proposal includes the specific requirement that only stockholders holding 10% of the Corporation's shares may call a special meeting, which conflicts with the Proposal's general requirement that there be no exception or exclusion conditions.

The Proposal consists of two sentences that, when read together, are inconsistent. The first sentence requests that the Corporation's Board of Directors (the "Board") "take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings." In addition, the second sentence requires that "such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board." Notwithstanding the requirements of the second sentence, the amendment requested in the first sentence of the Proposal includes an express "exclusion condition" (i.e., that holders of less than 10% of the Company's outstanding common stock cannot call a special meeting of shareowners). In addition, under Delaware law, neither management nor a board is required to own 10% of the outstanding common stock as a condition on their authority to call a special meeting. Thus, the Proposal establishes an "exception" that would apply "only to shareowners but not to management and/or the board." Accordingly, the amendment requested in the first sentence of the Proposal is inconsistent with the requirements of the second sentence of the Proposal; neither the Corporation nor its stockholders can know what is being proposed or required.

In addition, as noted in the Initial Letter, the second sentence of the Proposal is itself so vague and ambiguous that it is impossible to ascertain what the Proposal requires. That sentence provides that "such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board." This language results in at least two reasonable interpretations. The first such interpretation was set forth in the Initial Letter. The second possible interpretation was put forth by Mr. Chevedden in his December 11, 2008 letter. The first interpretation is that the proposed amendment requires stockholders and management and/or the Board to be subject to identical conditions and exclusions with respect to the calling of special meetings (i.e., there can be no "exception or exclusion conditions" that apply only to stockholders but not to management and/or the board)."[1] The second interpretation, as posited by Mr. Chevedden in his December 11, 2008

[1] We note that the Proponent's statements support the first interpretation of the Proposal when he argues in his December 11, 2007 letter that the Proposal seeks equality among stockholders and management and the Board in the opportunity to call a special meeting.

letter, is that the Proposal does not restrict management's or the Board's right to call a special meeting and that the express exclusion condition set forth in the first sentence of the Proposal (i.e., the 10% ownership requirement) does not apply to management and/or the Board.

The Proposal is poorly drafted and the operative language of the Proposal is both self-contradictory and, with respect to the second sentence, subject to alternative interpretations. Moreover, neither the Corporation's stockholders nor its board would be able to determine with any certainty what actions the Corporation would be required to take in order to comply with the Proposal. Accordingly, we believe that the Proposal may be excluded in its entirety because it is vague and indefinite in violation of Rule 14a-8(i)(3).

CONCLUSION

On the basis of the foregoing and on behalf of the Corporation, we respectfully request the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2009 Annual Meeting. Based on the Corporation's timetable for the 2009 Annual Meeting, a response from the Division by February 3, 2009 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 704-378-4718 or, in my absence, Teresa M. Brenner, Associate General Counsel of the Corporation, at 704-386-4238.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Andrew A. Gerber

cc: Teresa M. Brenner
John Chevedden

HUNTON & WILLIAMS

EXHIBIT A

See attached.

HUNTON & WILLIAMS

HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

FILE NO: 46123.74

Rule 14a-8

December 9, 2008

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
101 F Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by Ray T. Chevedden

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as counsel to Bank of America Corporation, a Delaware corporation (the "Corporation"), we request confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits from its proxy materials for the Corporation's 2009 Annual Meeting of Stockholders (the "2009 Annual Meeting") the proposal described below for the reasons set forth herein. The statements of fact included herein represent our understanding of such facts.

GENERAL

The Corporation received a proposal and supporting statement dated October 20, 2008, as updated on November 17, 2008 (the "Proposal"), from Ray T. Chevedden (the "Proponent") for inclusion in the proxy materials for the 2009 Annual Meeting. The Proposal is attached hereto as **Exhibit A**. The 2009 Annual Meeting is scheduled to be held on or about April 29, 2009. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 18, 2009.

Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that

it may exclude the Proposal;

2. Six copies of the Proposal; and

3. Six copies of the opinion of Richards, Layton & Finger, P.A., Delaware counsel.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2009 Annual Meeting.

SUMMARY OF PROPOSAL

The Proposal asks the "board to take the steps necessary to amend our bylaws **and** each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings." (emphasis added) The Proposal further requires that the "bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board."

REASONS FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2009 Annual Meeting pursuant to Rules 14a-8(i)(2) and (i)(6). The Proposal may be excluded pursuant to Rule 14a-8(i)(2) because, if implemented, it would cause the Corporation to violate Delaware law. The Proposal may also be excluded pursuant to Rule 14a-8(i)(6) because the Corporation lacks the power to implement the Proposal.

1. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(2) because implementation of the Proposal would require the Corporation to violate Delaware law.

Rule 14a-8(i)(2) permits a company to exclude a stockholder proposal if implementation of the proposal would cause it to violate any state, federal or foreign law to which it is subject. The Corporation is incorporated under the laws of the State of Delaware. For the reasons set forth below and in the legal opinion regarding Delaware law from Richards, Layton & Finger, P.A., attached hereto as **Exhibit B** (the "RLF Opinion"), the Corporation believes that the Proposal is excludable under Rule 14a-8(i)(2) because, if implemented, the Proposal would cause the Corporation to violate the General Corporation Law of the State of Delaware (the "DGCL").

The first sentence of the Proposal requests that the Board of Directors of the Corporation (the "Board") "take the steps necessary" to amend the Corporation's Bylaws and each appropriate governing document to provide the holders of 10% of the Corporation's outstanding common stock with the power to call special meetings of stockholders. The second sentence of the Proposal provides that any "exception or exclusion conditions" applying to the stockholders' power to call a special meeting must also be applied to the Corporation's "management" or the Board. One "exception or exclusion condition" imposed on the stockholders' power to call special meetings under the Proposal is their holding 10% or more of the Corporation's outstanding common stock. Accordingly, the Proposal would have the effect of requiring the directors to hold at least 10% of the Corporation's outstanding common stock to call a special meeting of stockholders. As a result, for the reasons set forth below, the Proposal, if implemented, would violate the DGCL. This conclusion is supported by the RLF Opinion.

As noted in the RLF Opinion, Section 211(d) of the DGCL governs the calling of special meetings of stockholders. That subsection provides: "Special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws." Thus, Section 211(d) vests the board of directors of a Delaware corporation with the power to call special meetings, but gives the corporation the authority, through its certificate of incorporation or bylaws, to give other parties the right to call special meetings. The Proposal seeks to restrict the Board's power to call special meetings (other than through an ordinary process-based bylaw). Such limitation, however, cannot be implemented through the Corporation's Bylaws. Section 141(a) of the DGCL expressly provides that if there is to be any deviation from the general mandate that the board of directors manage the business and affairs of the corporation, such deviation must be provided in the DGCL or a company's certificate of incorporation. The Corporation's Certificate of Incorporation does not provide for any limitations on the Board's power to call special meetings, and, unlike other provisions of the DGCL that allow a board's statutory authority to be modified through the bylaws, Section 211(d) does not provide that the board's power to call special meetings may be modified through the bylaws. *See* 8 Del. C. § 211(d). Further, as discussed in the RLF Opinion, "the phrase 'except as otherwise provided in this chapter' set forth in Section 141(a) [of the DGCL] does not include bylaws adopted pursuant to Section 109(b) of the [DGCL] that could disable the board entirely from exercising its statutory power." A long line of Delaware case law discusses the implicit distinction found in Section 141 of the DGCL between the roles of stockholders and directors. In Aronson v. Lewis, the Delaware Supreme Court stated, "[a] cardinal precept of the [DGCL] is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805 (Del. 1984). *See also*, McMullin v. Beran, 765 A.2d 910, 916 (Del. 2000); Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281, 1291 (Del. 1998). Thus, the Proposal, which seeks to amend the Corporation's Bylaws to include a provision conditioning the Board's power to call special

meetings on the directors' ownership of at least 10% of the outstanding common stock, would, if implemented, violate the DGCL.

Because the Proposal seeks to modify or eliminate a "core" power of the Board, the Proposal may not be implemented through the Corporation's Certificate of Incorporation. Section 102(b)(1) of the DGCL provides that a certificate of incorporation may not contain any provisions contrary to the laws of the State of Delaware. As further explained in the RLF Opinion, any provision adopted pursuant to Section 102(b)(1) that is contrary to Delaware law would be invalid. *See* Sterling v. Mayflower Hotel Corp., 93 A.2d 107, 118 (Del. 1952). Recently, in Jones Apparel Group, Inc. v. Maxwell Shoe Co., the Court suggested that certain statutory rights involving "core" director duties may not be modified or eliminated through a certificate of incorporation. Jones Apparel Group, Inc. v. Maxwell Shoe Co., 883 A.2d 837 (Del. Ch. 2004). In this case, the Court indicated that certain powers vested in the board, particularly those touching upon the directors' discharge of their fiduciary duties, are fundamental to the proper functioning of the corporation and therefore cannot be modified or eliminated. *Id.* at 852.

As discussed in the RLF Opinion, the board's statutory power to call special meeting without limitation or restriction under Section 211(d) of the DGCL is a "core" power reserved to the board. The RLF Opinion states that "[c]onsequently, any provision of a certificate of incorporation purporting to infringe upon that fundamental power (other than an ordinary process-based limitation) would be invalid." While a certificate of incorporation and/or bylaws may expand the ability of directors or other persons to call special meetings, a certificate of incorporation and/or bylaws may not limit the express power of the board of directors to call special meetings in the manner proposed in the Proposal.

Finally, as the RLF Opinion notes,

> the "savings clause" that purports to limit the mandates of the Proposal "to the fullest extent permitted by state law" is a nullity. The "savings clause" does not resolve the conflict between the charter provision contemplated by the Proposal and the dictates of the General Corporation Law. Section 211(d), read together with Sections 102(b)(1) and 109(b), allows for no limitations on the board's power to call a special meeting (other than ordinary process-based limitations); thus, there is no "extent" to which the restriction on that power contemplated by the Proposal would otherwise be permitted by state law. In our view, the "savings clause" does little more than acknowledge that the Proposal, if implemented, would be invalid under the [DGCL].

(footnote omitted) Accordingly, for the reasons set forth above and as supported by the RLF Opinion, the Corporation believes the Proposal is excludable pursuant to Rule 14a-8(i)(2) because implementation of the Proposal would cause the Corporation to violate applicable state law.

2. ***The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(6) because it lacks the power and authority to implement the Proposal.***

Rule 14a-8(i)(6) provides that a company may omit a proposal "if the company would lack the power or authority to implement the proposal." The discussion set forth in section 1 above is incorporated herein. As noted above, the Proposal cannot be implemented without violating Delaware law and accordingly, the Corporation lacks the power and authority to implement the Proposal. The Division has consistently permitted the exclusion of stockholder proposals pursuant to Rule 14a-8(i)(6) if a proposal would require the company to violate the law. *See Xerox Corporation* (February 23, 2004) and *SBC Communications Inc.* (January 11, 2004). Based on the foregoing, the Corporation lacks the power and legal authority to implement the Proposal and thus, the Proposal may be excluded under Rule 14a-8(i)(6).

CONCLUSION

On the basis of the foregoing and on behalf of the Corporation, we respectfully request the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2009 Annual Meeting. Based on the Corporation's timetable for the 2009 Annual Meeting, a response from the Division by February 3, 2009 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 704-378-4718 or, in my absence, Teresa M. Brenner, Associate General Counsel of the Corporation, at 704-386-4238.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Andrew A. Gerber

cc: Teresa M. Brenner
John Chevedden

HUNTON & WILLIAMS

EXHIBIT A

Ray T. Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Kenneth D. Lewis
Chairman
Bank of America Corporation (BAC)
Bank of America Corporate Center Fl 18
100 N Tryon St
Charlotte NC 28255
PH: 800 333-6262
PH: 704-386-5972

NOV. 17, 2008 UPDATE

Rule 14a-8 Proposal

Dear Mr. Lewis,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt and verifiable communications.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Ray T. Chevedden 10-19-08

Ray T. Chevedden Date
Ray T. Chevedden and Veronica G. Chevedden Family Trust 050490
Shareholder

cc: Alice A. Herald
Corporate Secretary
PH: 704-386-1621
FX: 704-386-1670
FX: 704-719-8043
Kristin Oberheu <Kristin.M.Oberheu@bankofamerica.com>
FX: 704-409-0985

[BAC: Rule 14a-8 Proposal, October 20, 2008, Updated November 17, 2008]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of Ray T. Chevedden

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

Fidelity and Vanguard have supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favor this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, take special meeting rights into consideration when assigning company ratings.

Merck (MRK) shareholders voted 57% in favor of a proposal for 10% of shareholders to have the right to call a special meeting. This proposal topic also won from 55% to 69%-support (based on 2008 yes and no votes) at the following companies:

Entergy (ETR)	55%	Emil Rossi (Sponsor)
International Business Machines (IBM)	56%	Emil Rossi
Kimberly-Clark (KMB)	61%	Chris Rossi
CSX Corp. (CSX)	63%	Children's Investment Fund
Occidental Petroleum (OXY)	66%	Emil Rossi
FirstEnergy Corp. (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:
Ray T. Chevedden, *** FISMA & OMB Memorandum M-07-16 *** submitted this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

HUNTON & WILLIAMS

EXHIBIT B

RICHARDS LAYTON & FINGER

December 8, 2008

Bank of America Corporation
Bank of America Corporate Center Fl 18
100 N Tryon St
Charlotte, NC 28255

Re: Stockholder Proposal Submitted by Ray T. Chevedden

Ladies and Gentlemen:

We have acted as special Delaware counsel to Bank of America Corporation, a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by Ray T. Chevedden (the "Proponent") that the Proponent intends to present at the Company's 2009 annual meeting of stockholders (the "Annual Meeting"). In this connection, you have requested our opinion as to a certain matter under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For the purpose of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Amended and Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware (the "Secretary of State") on April 28, 1999, as amended by the Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Company, as filed with the Secretary of State on March 29, 2004 (collectively, the "Certificate of Incorporation");

(ii) the Bylaws of the Company, as amended on January 24, 2007 (the "Bylaws"); and

(iii) the Proposal and the supporting statement thereto.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified,

conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

The Proposal

The Proposal reads as follows:

> RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Discussion

You have asked our opinion as to whether implementation of the Proposal would violate Delaware law. For the reasons set forth below, in our opinion, implementation of the Proposal by the Company would violate the General Corporation Law.

The first sentence of the Proposal requests that the Board of Directors of the Company (the "Board") "take the steps necessary" to amend the Bylaws and/or Certificate of Incorporation to provide the holders of 10% of the Company's outstanding common stock with the power to call special meetings of stockholders. The second sentence of the Proposal provides that any "exception or exclusion conditions" applying to the stockholders' power to call a special meeting must also be applied to the Company's "management" or the Board. One "exception or exclusion condition" imposed on the stockholders' power to call special meetings under the Proposal is their holding 10% or more of the Company's outstanding common stock. As applied equally to the Board pursuant to the language of the Proposal, this exception would require the directors to hold at least 10% of the Company's outstanding common stock to call a special meeting of stockholders. For purposes of this opinion, we have assumed that the Proposal would be read to have this effect. Notably, the Proposal does not seek to impose a process-based limitation on the Board's power to call special meetings (e.g., requiring unanimous Board approval to call special meetings), but instead purports to preclude the Board from calling special

meetings unless the directors have satisfied an external condition—namely, the ownership of 10% of the Company's outstanding common stock—that is unrelated to the process through which the Board makes decisions. As a result of this restriction, for the reasons set forth below, the Proposal, if implemented, would violate the General Corporation Law.

Section 211(d) of the General Corporation Law governs the calling of special meetings of stockholders. That subsection provides: "Special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws." 8 Del. C. § 211(d). Thus, Section 211(d) vests the board of directors with the power to call special meetings, but gives the corporation the authority, through its certificate of incorporation or bylaws, to give other parties the right to call special meetings. In considering whether implementation of the Proposal would violate the General Corporation Law, the relevant question is whether a provision conditioning the Board's power to call special meetings on the directors' ownership of at least 10% of the outstanding common stock would be valid if included in the Certificate of Incorporation or Bylaws. In our opinion, such a provision, whether included in the Certificate of Incorporation or Bylaws, would be invalid.

A. The Provision Contemplated by the Proposal May Not Be Validly Included in the Bylaws.

Because the Proposal seeks to restrict the Board's power to call special meetings (other than through an ordinary process-based bylaw)[1], the Proposal could not be implemented through the Bylaws. The directors of a Delaware corporation are vested with the power and authority to manage the business and affairs of the corporation. Section 141(a) of the General Corporation Law provides, in relevant part, as follows:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of

[1] The Delaware courts have distinguished "process-oriented" bylaws regulating the procedures through which board decisions are made from bylaws that purport to intrude upon the board's substantive decision-making authority. See CA, Inc. v. AFSCME Employees Pension Plan, 953 A.2d 227, 234-35 (Del. 2008) (footnotes omitted) ("It is well-established Delaware law that a proper function of bylaws is not to mandate how the board should decide specific substantive business decisions, but rather, to define the process and procedures by which those decisions are made. . . . Examples of the procedural, process-oriented nature of bylaws are found in both the DGCL and the case law. For example, 8 Del. C. § 141(b) authorizes bylaws that fix the number of directors on the board, the number of directors required for a quorum (with certain limitations), and the vote requirements for board action. 8 Del. C. § 141(f) authorizes bylaws that preclude board action without a meeting.").

> directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

8 Del. C. § 141(a) (emphasis added). Section 141(a) expressly provides that if there is to be any deviation from the general mandate that the board of directors manage the business and affairs of the corporation, such deviation must be provided in the General Corporation Law or the certificate of incorporation. Id.; see, e.g., Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966). The Certificate of Incorporation does not provide for any limitations on the Board's power to call special meetings, and, unlike other provisions of the General Corporation Law that allow the Board's statutory authority to be modified through the bylaws,[2] Section 211(d) does not provide that the board's power to call special meetings may be modified through the bylaws. See 8 Del. C. § 211(d). Moreover, the phrase "except as otherwise provided in this chapter" set forth in Section 141(a) does not include bylaws adopted pursuant to Section 109(b) of the General Corporation Law that could disable the board entirely from exercising its statutory power. In CA, Inc. v. AFSCME Employees Pension Plan, 953 A.2d 227, 234-35 (Del. 2008), the Delaware Supreme Court, when attempting to determine "the scope of shareholder action that Section 109(b) permits yet does not improperly intrude upon the directors' power to manage [the] corporation's business and affairs under Section 141(a)," indicated that while reasonable bylaws governing the board's decision-making process are generally valid, those purporting to divest the board entirely of its substantive decision-making power and authority are not. See id. ("It is well-established Delaware law that a proper function of bylaws is not to mandate how the board should decide specific substantive business decisions, but rather, to define the process and procedures by which those decisions are made.... Traditionally, the bylaws have been the corporate instrument used to set forth the rules by which the corporate board conducts its business.").

The Court's observations in CA are consistent with the long line of Delaware cases highlighting the distinction implicit in Section 141(a) of the General Corporation Law between the role of stockholders and the role of the board of directors. As the Delaware Supreme Court has stated, "[a] cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984). See also McMullin v. Beran, 765 A.2d 910, 916 (Del. 2000) ("One of the fundamental principles of the Delaware General Corporation Law statute is that the business affairs of a corporation are managed by or under the direction of its board of directors.") (citing 8 Del. C. § 141(a)); Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281, 1291 (Del. 1998) ("One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation.") (footnote omitted). The rationale for these statements is as follows:

---

[2] For example, Section 141(f) authorizes the board to act by unanimous written consent "[u]nless otherwise restricted by the certificate of incorporation or bylaws." See 8 Del. C. § 141(f).

> Stockholders are the equitable owners of the corporation's assets. However, the corporation is the legal owner of its property and the stockholders do not have any specific interest in the assets of the corporation. Instead, they have the right to share in the profits of the company and in the distribution of its assets on liquidation. Consistent with this division of interests, the directors rather than the stockholders manage the business and affairs of the corporation and the directors, in carrying out their duties, act as fiduciaries for the company and its stockholders.

Norte & Co. v. Manor Healthcare Corp., C.A. Nos. 6827, 6831, slip op. at 9 (Del. Ch. Nov. 21, 1985) (citations omitted); see also Paramount Communications Inc. v. Time Inc., C.A. Nos. 10866, 10670, 10935, slip op. at 77-78 (Del. Ch. July 14, 1989), aff'd, 571 A.2d 1140 (Del. 1989) ("The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares.").[3] Because the bylaw contemplated by the Proposal would go well beyond governing the process through which the Board determines whether to call special meetings – in fact, it would potentially have the effect of disabling the Board from exercising its statutorily-granted power to call special meetings – such bylaw would be invalid under the General Corporation Law.

B. The Provision Contemplated by the Proposal May Not Be Validly Included in the Certificate of Incorporation.

Because the Proposal seeks to modify or eliminate a "core" power of the Board, the Proposal may not be implemented through the Certificate of Incorporation. Section 102(b)(1) of the General Corporation Law provides that a certificate of incorporation may contain:

> Any provision for the management of the business and for the conduct of the affairs of the corporation, and any provision creating, defining, limiting and regulating the powers of the corporation, the directors, and the stockholders, or any class of the stockholders . . . ; if such provisions are not contrary to the laws of [the State of Delaware].

---

[3] But see UniSuper Ltd. v. News Corp., 2005 WL 3529317 (Del. Ch. Dec. 20, 2005). In that case, the Court held that a board of directors could agree, by adopting a board policy and promising not to subsequently revoke the policy, to submit the final decision whether to adopt a stockholder rights plan to a vote of the corporation's stockholders. The board's voluntary agreement to contractually limit its discretion in UniSuper, however, is distinguishable from the instant case. The bylaw contemplated by the Proposal, if adopted by the stockholders and implemented, would potentially result in stockholders divesting the Board of its statutory power to call special meetings.

8 Del. C. § 102(b)(1) (emphasis added). Thus, a corporation's ability to curtail the directors' powers through the certificate of incorporation is not without limitation. Any provision adopted pursuant to Section 102(b)(1) that is otherwise contrary to Delaware law would be invalid. In Sterling v. Mayflower Hotel Corp., 93 A.2d 107, 118 (Del. 1952), the Court found that a charter provision is "contrary to the laws of [Delaware]" if it transgresses "a statutory enactment or a public policy settled by the common law or implicit in the General Corporation Law itself."

The Court in Loew's Theatres, Inc. v. Commercial Credit Co., 243 A.2d 78, 81 (Del. Ch. 1968), adopted this view, noting that "a charter provision which seeks to waive a statutory right or requirement is unenforceable." More recently, the Court in Jones Apparel Group, Inc. v. Maxwell Shoe Co., 883 A.2d 837 (Del. Ch. 2004), suggested that certain statutory rights involving "core" director duties may not be modified or eliminated through the certificate of incorporation. The Jones Apparel Court observed:

> [Sections] 242(b)(1) and 251 do not contain the magic words ["unless otherwise provided in the certificate of incorporation"] and they deal respectively with the fundamental subjects of certificate amendments and mergers. Can a certificate provision divest a board of its statutory power to approve a merger? Or to approve a certificate of amendment? Without answering those questions, I think it fair to say that those questions inarguably involve far more serious intrusions on core director duties than does [the provision at issue]. I also think that the use by our judiciary of a more context- and statute-specific approach to police "horribles" is preferable to a sweeping rule that denudes § 102(b)(1) of its utility and thereby greatly restricts the room for private ordering under the DGCL.

Id. at 852. While the Court in Jones Apparel recognized that certain provisions for the regulation of the internal affairs of the corporation may be made subject to modification or elimination through the private ordering system of the certificate of incorporation and bylaws, it indicated that other powers vested in the board—particularly those touching upon the directors' discharge of their fiduciary duties—are so fundamental to the proper functioning of the corporation that they cannot be so modified or eliminated. Id.

The structure of, and legislative history surrounding, Section 211(d) confirm that the board's statutory power to call special meetings, without limitation or restriction, is a "core" power reserved to the board. Consequently, any provision of the certificate of incorporation purporting to infringe upon that fundamental power (other than an ordinary process-based limitation) would be invalid. As noted above, Section 211(d) provides that "[s]pecial meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws." Section 211(d) was adopted in 1967 as part of the wholesale revision of the General Corporation Law. In the review of Delaware's corporate law prepared for the committee tasked with submitting the revisions, it was

noted, in respect of then-proposed Section 211(d), "[m]any states specify in greater or less detail who may call special stockholder meetings," and it was "suggested that the common understanding be codified by providing that special meetings may be called by the board of directors or by any other person authorized by the by-laws or the certificate of incorporation." Ernest L. Folk, III, Review of the Delaware Corporation Law for the Delaware Corporation Law Revision Committee, at 112 (1968). It was further noted that "it is unnecessary (and for Delaware, undesirable) to vest named officers, or specified percentages of shareholders (usually 10%), with statutory, as distinguished from by-law, authority to call special meetings . . ." Id. The language of the statute, along with the gloss provided by the legislative history, clearly suggests that the power to call special meetings is vested by statute in the board, without limitation, and that other parties may be granted the right to do so through the certificate of incorporation and bylaws. While the certificate of incorporation and/or bylaws may expand the statutory default with regard to the calling of special meetings (i.e., parties other than the board of directors may be authorized to call special meetings), the certificate of incorporation and/or bylaws may not limit the express power of the board of directors to call special meetings, except through ordinary process-based limitations.

That the board of directors' power to call special meetings must remain unfettered (other than through ordinary process-based limitations)[4] is consistent with the most fundamental precept of the General Corporation Law: the board of directors is charged with a fiduciary duty to manage the business and affairs of the corporation. That duty may require the board of directors to call a special meeting at any time (regardless of the directors' ownership of the corporation's then-outstanding stock) to present a significant matter to a vote of the stockholders. Indeed, the Delaware courts have indicated that the calling of special meetings is one of the principal acts falling within the board's duty to manage the business and affairs of the corporation. See Campbell v. Loew's, Inc., 134 A.2d 852, 856 (Del. Ch. 1957) (upholding a bylaw granting the corporation's president the power to call special meetings and noting that the grant of such power did "not impinge upon the statutory right and duty of the board to manage the business of the corporation"). "[T]he fiduciary duty of a Delaware director is unremitting," Malone v. Brincat, 722 A.2d 5, 10 (Del. 1998). It does not abate during those times when the directors fail to meet a specified stock-ownership threshold. As the Delaware Supreme Court has stated, "[a] cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson, 473 A.2d at 811. See also Quickturn Design, 721 A.2d at 1291 ("One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation.") (footnote omitted).

Finally, the "savings clause" that purports to limit the mandates of the Proposal "to the fullest extent permitted by state law" is a nullity. The "savings clause" does not resolve the conflict between the charter provision contemplated by the Proposal and the dictates of the General Corporation Law. Section 211(d), read together with Sections 102(b)(1) and 109(b),

---

[4] See supra, n. 1.

allows for no limitations on the board's power to call a special meeting (other than ordinary process-based limitations)[5]; thus, there is no "extent" to which the restriction on that power contemplated by the Proposal would otherwise be permitted by state law. In our view, the "savings clause" does little more than acknowledge that the Proposal, if implemented, would be invalid under the General Corporation Law.

Conclusion

Based upon and subject to the foregoing, and subject to the limitations stated herein, it is our opinion that the Proposal, if adopted by the stockholders and implemented by the Board, would be invalid under the General Corporation Law.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the SEC in connection with the matters addressed herein and that you may refer to it in your proxy statement for the Annual Meeting, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

CSB/TNP

[5] See supra, n. 1.

HUNTON & WILLIAMS

EXHIBIT B

See attached.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

December 11, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Bank of America Corporation (BAC)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareholder Meetings
Ray T. Chevedden

Ladies and Gentlemen:

This is the first response to the company December 9, 2008 no action request regarding this rule 14a-8 proposal with the following resolved statement:

Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

The second sentence of the proposal states, "This [special shareholder meeting bylaw amendment to give holders of 10% of outstanding common stock the power to call special shareowner meetings] includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board."

The company seems to read the proposal backwards. The primary purpose of this proposal is to give shareholders a real opportunity to call a special meeting as opposed to a hamstrung opportunity. For instance this proposal seeks to avoid an amendment that gives shareholders a right to call a special meeting yet excludes shareholders only from calling a special meeting to elect a director(s).

There is no text in the proposal that objects to the board having the power to call a special meeting or argues that the board's right to call a special meeting needs to be restricted. The company does not state that any other text in the proposal purportedly supports its backward read of the meaning of the resolved statement. It is believed the proposal seeks a certain equality (to the fullest extent permitted by state law) in opportunity to call a special meeting for shareholders and the board.

If the company insists on reading a backward and unintended meaning into the proposal, the

phrase "(to the fullest extent permitted by state law)" would prevent this proposal from having any impact on the right of the board to call a special meeting.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Ray T. Chevedden

Kristin Oberheu <Kristin.M.Oberheu@bankofamerica.com>

[BAC: Rule 14a-8 Proposal, October 20, 2008, Updated November 17, 2008]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of Ray T. Chevedden

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

Fidelity and Vanguard have supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favor this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, take special meeting rights into consideration when assigning company ratings.

Merck (MRK) shareholders voted 57% in favor of a proposal for 10% of shareholders to have the right to call a special meeting. This proposal topic also won from 55% to 69%-support (based on 2008 yes and no votes) at the following companies:

Entergy (ETR)	55%	Emil Rossi (Sponsor)
International Business Machines (IBM)	56%	Emil Rossi
Kimberly-Clark (KMB)	61%	Chris Rossi
CSX Corp. (CSX)	63%	Children's Investment Fund
Occidental Petroleum (OXY)	66%	Emil Rossi
FirstEnergy Corp. (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:
Ray T. Chevedden, *** FISMA & OMB Memorandum M-07-16 *** submitted this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

EXHIBIT C

HUNTON& WILLIAMS

HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

FILE NO: 46123.74

November 26, 2008 Rule 14a-8

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
101 F. Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by Nick Rossi

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as counsel to Bank of America Corporation, a Delaware corporation (the "Corporation"), we request confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits from its proxy materials for the Corporation's 2009 Annual Meeting of Stockholders (the "2009 Annual Meeting") for the reasons set forth herein, the proposal described below. The statements of fact included herein represent our understanding of such facts.

GENERAL

The Corporation received a proposal and supporting statement dated October 17, 2008 (the "Proposal") from Nick Rossi (the "Proponent"), for inclusion in the proxy materials for the 2009 Annual Meeting. The Proposal is attached hereto as **Exhibit A**. The 2009 Annual Meeting is scheduled to be held on or about April 29, 2008. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 18, 2008.

Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that

it may exclude the Proposal;

2. Six copies of the Proposal; and

3. Six copies of the opinion Richards, Layton & Finger, P.A.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2009 Annual Meeting.

SUMMARY OF PROPOSAL

The Proposal recommends that the "Board take steps necessary to adopt cumulative voting." (emphasis added) The Proposal also provides the Proponent's definition of cumulative voting.

REASONS FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2009 Annual Meeting pursuant to Rules 14a-8(i)(2) and (i)(6). The Proposal may be excluded pursuant to Rule 14a-8(i)(2) because, if implemented, it would cause the Corporation to violate Delaware law. The Proposal may also be excluded pursuant to Rule 14a-8(i)(6) because the Corporation lacks the power to implement the Proposal.

1. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(2) because implementation of the Proposal would require the Corporation to violate Delaware law.

Rule 14a-8(i)(2) permits a company to exclude a stockholder proposal if implementation of the proposal would cause it to violate any state, federal or foreign law to which it is subject. The Corporation is incorporated under the laws of the State of Delaware. For the reasons set forth below and in the legal opinion regarding Delaware law from Richards, Layton & Finger, P.A., attached hereto as **Exhibit B** (the "RLF Opinion"), the Corporation believes that the Proposal is excludable under Rule 14a-8(i)(2) because, if implemented, the Proposal would cause the Corporation to violate the General Corporation Law of the State of Delaware (the "DGCL").

The Proposal is vague as to the method in which the Board should "take steps necessary to adopt" cumulative voting. Although the Commission has stated in Staff Legal Bulletin No. 14D ("SLB 14D") dated November 7, 2008, Question B, that the Commission's Staff "may permit the proponent to revise the proposal to provide that the board of directors 'take the steps necessary' to amend the company's charter," the "steps necessary" to amend the Corporation's Amended and Restated Certificate of Incorporation (the "Certificate") cannot be completed by unilateral board action. The "steps necessary" to amend the Certificate include the requirement that no amendment be submitted for stockholder adoption unless the Board has determined, in the exercise of its fiduciary duties, that such amendment is "advisable." This "advisability" requirement must be satisfied by the Board in the good faith exercise of its fiduciary duties and may not be delegated to stockholders. *See, e.g., Smith v. Van Gorkom*, 488 A.2d 858, 888 (Del. 1985) (discussing the analogous "advisability" declaration requirement under DGCL § 251). Thus, the stockholders, cannot, through implementation of the Proposal, effectively mandate the Board to determine the advisability of an amendment to the Certificate because, under Delaware law, the Board is required to make its own independent determination and the fact that a majority of the stockholders may want to implement the Proposal is not dispositive. *See, e.g., Paramount Communications Inc. v. Time Inc.*, 1989 WL 79880, at *30 (Del.Ch. July 14, 1989) ("The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares."), *aff'd*, 571 A.2d 1140 (Del. 1989). To the extent that the Proposal would remove from the Board its discretion regarding whether to approve, and declare the advisability of, an amendment to the Certificate implementing the Proposal, it violates Delaware law. SLB 14D does not accurately reflect the clear requirements of Delaware law. *See* RLF Opinion.

As more fully described in the RLF Opinion, insofar as the Proposal intends to recommend that the Board take steps to adopt cumulative voting by any means other than an amendment to the Certificate, the Proposal would, if implemented, cause the Corporation to violate state law. Specifically, Section 214 of the DGCL provides that a Delaware corporation may provide the corporation's stockholders with cumulative voting rights only through its certificate of incorporation. *See* 8 Del. C. § 214 (stating that "[t]he certificate of incorporation of any corporation may provide" for cumulative voting); *see also Standard Scale & Supply Corp. v. Chappel*, 141 A. 191 (Del. 1928) (shares voted cumulatively in an election of directors counted on a "straight" basis because the certificate of incorporation did not provide for cumulative voting); *McIlquham v. Feste*, 2001 WL 1497179, at *5 (Del. Ch. Nov. 16, 2001) (noting that "because the [defendant corporation's] certificate of incorporation does not permit cumulative voting, the nominees for director receiving a plurality of the votes cast will be elected").

The Corporation's Certificate does not provide for cumulative voting with respect to director elections. As noted in the RLF Opinion, "[t]he Delaware courts have repeatedly held that where the [DGCL] provides that a particular type of voting or governance mechanism may be implemented by a certificate of incorporation provision and does not specify some other means of implementation, then the only means of implementing such mechanism is by a certificate of incorporation provision." Although the Proposal is vague as to the suggested manner of adoption, insofar as the Proposal intends to recommend that the Board take steps to adopt cumulative voting by any method other than an amendment to the Certificate, the Proposal would, if implemented, cause the Corporation to violate Section 214 of the DGCL. The Division previously has concurred in the exclusion of a stockholder proposal under Rule 14a-8(i)(2) when the proposal requested that a company's board of directors adopt cumulative voting either as a bylaw or as a long-term policy, rather than as an amendment to the corporation's certificate of incorporation. *See AT&T Inc.* (February 7, 2006).

Moreover, as explained more fully in the RLF Opinion, Delaware law requires bilateral action by the board and stockholders to amend a corporation's certificate of incorporation. Pursuant to Section 242 of the DGCL, in order for a corporation to amend its certificate of incorporation, the board of directors must first adopt a resolution setting forth the amendment proposed, declare the advisability of the amendment and call a meeting at which the stockholders may vote on the amendment. Second, a majority of the outstanding stock entitled to vote on the amendment and a majority of the outstanding stock of each class entitled to vote on the amendment must affirmatively vote in favor of the amendment to the corporation's certificate of incorporation. *See* 8 Del. C. § 242(b)(1). As set forth in the RLF Opinion, the Delaware Supreme Court has required strict compliance with this two-step procedure. *Williams v. Geier*, 671 A.2d 1368 (Del. 1996). As addressed in the RLF Opinion, "where a specific governance or voting mechanism may only be implemented by a certificate of incorporation provision, a corporate bylaw, policy or other agreement is ineffective under Delaware law to implement the mechanism."

Further, it is undisputed that the decision whether to deem an amendment to a corporation's certificate of incorporation advisable is vested in the discretion of the board of directors, subject to the directors' fiduciary duties. By requiring the Board to "take the steps necessary" to implement cumulative voting, the Proposal would impermissibly limit the directors' exercise of their fiduciary duties in determining whether such amendment is advisable and would **require** them to support and propose such amendment to the Corporation's stockholders. *See* Bank of America Corporation SEC No-Action letter (Feb. 2, 2005) (proposal requesting that the board take the "necessary steps" to amend the corporation's governing instruments was found excludable under Rule 14a-8(i)(2) because implementation would violate state law). As discussed in the RLF Opinion, the Delaware Supreme Court recently invalidated "a stockholder-proposed bylaw that would have required the board to pay a dissident stockholder's proxy expenses for running a successful 'short slate,' because the bylaw limited the directors' exercise of 'their fiduciary duty to decide whether or not it would be appropriate, in a specific case, to award reimbursement at all.'" *CA, Inc. v. AFSCME Employees Pension Plan*, 953 A.2d 227 (Del. 2008). In CA, the Court stated that it had "previously invalidated contracts that would require a board to act or not act in such a fashion that would limit the exercise of their fiduciary duties." *Id.* at 238.

The RLF Opinion also points to an analogous context in which directors must recommend action to stockholders - the approval of mergers under Section 251 of the DGCL. DGCL Section 251, like DGCL Section 242(b), requires a declaration of advisability by a corporation's board. As stated in the RLF Opinion, "Delaware courts have consistently held that directors who abdicate their duty to determine the advisability of a merger agreement prior to submitting the agreement for stockholder action breach their fiduciary duties under Delaware law." Further the RLF Opinion states that "a board of directors of a Delaware corporation cannot even delegate the power to determine the advisability of an amendment to its certificate of incorporation to a committee of directors under Section 141(c) of the [DGCL]." Requiring the Board to "put" the Proposal to the Corporation's stockholders would therefore violate the Board's fiduciary duty to determine whether an amendment to the Certificate implementing cumulative voting is advisable and in the best interests of the Corporation and its stockholders.

The Division has recently concurred in the exclusion of several stockholder proposals submitted by the Proponent, or his representative, with virtually identical resolutions recommending that the board of directors of a company incorporated in the state of Delaware "adopt cumulative voting." Specifically, the Staff has granted no-action relief in reliance on Rule 14a-8(i)(2) and Rule 14a-8(i)(6), in each instance noting that "in the opinion of your counsel, implementation of the proposal would cause [the corporation] to violate state law." *Pfizer Inc.* (March 7, 2008) and *Citigroup Inc.* (February 22, 2008) (together, the "*2008 Letters*").[1] The stockholder proposals in the 2008 Letters, as well as the Proposal, are distinguishable from the cumulative voting stockholder proposal in *Wal-Mart Stores, Inc.* (March 20, 2007), where the Division did not to concur in the omission of a stockholder proposal requesting that the corporation's board of directors "take all the steps in their power" to adopt cumulative voting. In contrast to Wal-Mart, the Proposal and the proposals in the 2008 Letters recommend that the Board take the steps necessary "to adopt cumulative voting," which it is not empowered to do under Section 242 of the DGCL.

[1] The Proponent or his representative has attempted to cure the defects present in the proposals contained in the 2008 Letters by inserting the words "take steps necessary" before "to adopt cumulative voting" in his Proposal. However, for the reasons set forth herein, the implementation of a proposal "to adopt cumulative voting" is substantively identical under Delaware law to a proposal to "take steps necessary to adopt cumulative voting." Both versions of the proposal will cause the Corporation to violate Delaware law.

Accordingly, for the reasons set forth above and as supported by the RLF Opinion, the Corporation believes the Proposal is excludable pursuant to Rule 14a-8(i)(2) because implementation of the Proposal would cause the Corporation to violate applicable state law.

2. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(6) because it lacks the power and authority to implement the Proposal.

The Corporation believes that it may properly omit the Proposal from the proxy materials for its 2009 Annual Meeting pursuant to Rule 14a-8(i)(6) because the Corporation lacks the power to implement the Proposal. Rule 14a-8(i)(6) provides that a company may omit a proposal "if the company would lack the power or authority to implement the proposal." As noted above, the Proposal cannot be implemented without (i) the Board, upon exercise of its fiduciary duties, finding that the Proposal is advisable and in the best interest of the Corporation and (ii) obtaining the requisite stockholder approval to amend the Certificate. Both of these steps are required in order to take the "steps necessary to adopt cumulative voting." As noted above, if the Board does not fulfill its fiduciary obligations, it will violate Delaware law. In addition, the Corporation cannot compel stockholders to approve the necessary amendment to the Certificate. Accordingly, the Corporation lacks the power and authority to "take the necessary steps to approve cumulative voting. Further, any attempt to adopt cumulative voting in the absence of a recommendation by the Board or stockholder approval would necessarily cause the Corporation to violate Delaware law. The Division has consistently permitted the exclusion of stockholder proposals pursuant to Rule 14a-8(i)(6) if a proposal would require the company to violate the law. *See Xerox Corporation* (February 23, 2004) and *SBC Communications Inc.* (January 11, 2004). Based on the foregoing, the Corporation lacks the power and legal authority to implement the Proposal and thus, the Proposal may be excluded under Rule 14a-8(i)(6).

CONCLUSION

On the basis of the foregoing and on behalf of the Corporation, we respectfully request the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2009 Annual Meeting. Based on the Corporation's timetable for the 2009 Annual Meeting, a response from the Division by February 3, 2009 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 704-378-4718 or, in my absence, Teresa M. Brenner, Associate General Counsel of the Corporation, at 704-386-4238.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Andrew A. Gerber

cc: Teresa M. Brenner
John Chevedden

EXHIBIT A

Nick Rossi

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Kenneth D. Lewis
Chairman
Bank of America Corporation (BAC)
Bank of America Corporate Center Fl 18
100 N Tryon St
Charlotte NC 28255
PH: 800 333-6262
PH: 704-386-5972
FX: 704 386-6699

Rule 14a-8 Proposal

Dear Mr. Lewis,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 ***) at:
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Nick Rossi 10/6/08

cc: Alice A. Herald
Corporate Secretary
PH: 704-386-1621
FX: 704-386-1670
FX: 704-719-8043
Kristin Oberheu <Kristin.M.Oberheu@bankofamerica.com>
FX: 704-409-0985

[BAC: Rule 14a-8 Proposal, October 17, 2008]
3 – Cumulative Voting

RESOLVED: Cumulative Voting. Shareholders recommend that our Board take steps necessary to adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates. Under cumulative voting shareholders can withhold votes from certain poor-performing nominees in order to cast multiple votes for others.

Statement of Nick Rossi

Cumulative voting won 54%-support at Aetna and greater than 51%-support at Alaska Air in 2005 and 2008. It also received greater than 53%-support at General Motors (GM) in 2006 and 2008. The Council of Institutional Investors www.cii.org has recommended adoption of this proposal topic. CalPERS has also recommend a yes-vote for proposals on this topic.

Cumulative voting allows a significant group of shareholders to elect a director of its choice – safeguarding minority shareholder interests and bringing independent perspectives to Board decisions. Cumulative voting also encourages management to maximize shareholder value by making it easier for a would-be acquirer to gain board representation. It is not necessarily intended that a would-be acquirer materialize, however that very possibility represents a powerful incentive for improved management of our company.

The merits of this Cumulative Voting proposal should also be considered in the context of the need for improvements in our company's corporate governance and in individual director performance. For instance in 2008 the following governance and performance issues were identified:

- The Corporate Library, www.thecorporatelibrary.com, an independent investment research firm rated our company:
  - "High Concern" in CEO Pay – $24 million.
  - "High Governance Risk Assessment."
- We did not have an Independent Chairman – Independence concern.
- We had no shareholder right to act by written consent.
- We had 16 directors – Unwieldy board concern and potential CEO dominance.
- Two directors had potentially compromising non-director links to our company – Independence concern:
  - Frank Bramble
  - Charles Gifford

Additionally:

- Our directors served on eight boards rated "D" by the Corporate Library in addition to our D-rated board:

Charles Gifford	CBS Corporation (CBS)
	Chairman of the CBS Nomination Committee
Thomas Ryan	Yum! Brands (YUM)
	On the Yum! Brands executive pay and nomination committees
Thomas Ryan	CVS Caremark Corporation (CVS)
	Served as CVS CEO and Chairman
Walter Massey	McDonald's (MCD)
Jacquelyn Ward	Sanmina-SCI Corporation (SANM)
Jacquelyn Ward	WellPoint (WLP)
Monica Lozano	Walt Disney (DIS)
Tommy Franks	CEC Entertainment (CEC)

• Six directors were designated as "Problem Directors" due to their involvement with the FleetBoston board, which approved a major round of executive rewards even as the company was under investigation by regulators for multiple instances of improper activity.
• Three members of our audit committee were "Problem Directors:"
  William Barnet
  John Collins
  Thomas May

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Cumulative Voting
Yes on 3

Notes:
Nick Rossi, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email.

EXHIBIT B

RICHARDS LAYTON & FINGER

November 25, 2008

Bank of America Corporation
Bank of America Corporate Center Fl 18
100 N Tryon St
Charlotte, NC 28255

Re: Stockholder Proposal Submitted by Nick Rossi

Ladies and Gentlemen:

We have acted as special Delaware counsel to Bank of America Corporation, a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by Nick Rossi (the "Proponent") that the Proponent intends to present at the Company's 2009 annual meeting of stockholders (the "Annual Meeting"). In this connection, you have requested our opinion as to a certain matter under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For the purpose of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Amended and Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware (the "Secretary of State") on April 28, 1999, as amended by the Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Company, as filed with the Secretary of State on March 29, 2004 (collectively, the "Certificate of Incorporation");

(ii) the Bylaws of the Company, as amended on January 24, 2007 (the "Bylaws"); and

(iii) the Proposal and the supporting statement thereto.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any

One Rodney Square ■ 920 North King Street ■ Wilmington, DE 19801 ■ Phone: 302-651-7700 ■ Fax: 302-651-7701

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respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

The Proposal

The Proposal reads as follows:

> RESOLVED: Cumulative Voting. Shareholders recommend that our Board take steps necessary to adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates. Under cumulative voting shareholders can withhold votes from certain poor-performing nominees in order to cast multiple votes for others.

DISCUSSION

You have asked our opinion as to whether implementation of the Proposal would violate the General Corporation Law. For the reasons set forth below, in our opinion, implementation of the Proposal by the Company would violate the General Corporation Law. The fact that the Proposal purports to be precatory does not affect our conclusions as contained herein.

Section 214 of the General Corporation Law addresses cumulative voting by stockholders of Delaware corporations and provides:

> The certificate of incorporation of any corporation may provide that at all elections of directors of the corporation, or at elections held under specified circumstances, each holder of stock or of any class or classes or of a series or series thereof shall be entitled to as many votes as shall equal the number of votes which (except for such provision as to cumulative voting) such holder would be entitled to cast for the election of directors with respect to such holder's shares of stock multiplied by the number of directors to be elected by such holder, and that such holder may cast all of such votes for a single director or may distribute them among the

> number to be voted for, or for any 2 or more of them as such holder may see fit.

8 Del. C. § 214. Thus, Section 214 of the General Corporation Law provides that the certificate of incorporation of a Delaware corporation may provide the corporation's stockholders with cumulative voting rights in the election of directors. See, e.g., 1 Rodman Ward, Jr. et al., Folk on the Delaware General Corporation Law, § 214.1, at GCL-VII-127 (2008-1 Supp.) ("Section 214 permits a corporation to confer cumulative voting rights in its certificate of incorporation."). The Company's Certificate of Incorporation does not provide for cumulative voting.

Under Delaware law, a corporation may only provide its stockholders with the right to cumulative voting through a specific provision of its certificate of incorporation. A corporation may not authorize such right through any other means, including a bylaw provision or board-adopted policy. In Standard Scale & Supply Corp. v. Chappel, 141 A. 191 (Del. 1928), the Delaware Supreme Court found that ballots for the election of directors of Standard Scale & Supply Company ("Standard") that had been voted cumulatively had to be counted on a straight vote basis since Standard's certificate of incorporation did not provide for cumulative voting. The Court stated:

> The laws of Delaware only allow cumulative voting where the same may be provided by the certificate of incorporation. It is conceded that the certificate of incorporation of the company here concerned does not so provide ... We think the Chancellor was entirely correct in determining that the ballots ... should be counted as straight ballots[.]

Id. at 192. See also McIlquham v. Feste, 2001 WL 1497179, at *5 (Del. Ch. Nov. 16, 2001) ("Finally, because the MMA certificate of incorporation does not permit cumulative voting, the nominees for director receiving a plurality of the votes cast will be elected."); Palmer v. Arden-Mayfair, Inc., 1978 WL 2506, at *2 (Del. Ch. July 6, 1978) ("In addition, since the certificate of incorporation of Arden-Mayfair does not provide for the election of directors by cumulative voting, its directors are elected by straight ballot."); 2 David A. Drexler et al., Delaware Corporation Law & Practice § 25.05, at 25-8 – 25-9 (2007) ("Under Section 214, a corporation may adopt in its certificate of incorporation cumulative voting either at all elections or those held under specified circumstances, but unless the charter so provides, conventional voting is applicable.") (emphasis added); 5 William Meade Fletcher et. al., Fletcher Cyclopedia of Private Corp. § 2048 (2007) (providing that "[m]ost jurisdictions have opted for provisions under which shareholders do not have cumulative voting rights unless authorized by the articles of incorporation" and citing Delaware as one such jurisdiction) (emphasis added); 2 Model Business Corporation Act, Official Comment to Section 7.28, at 7-214 (4th ed. 2008) ("Forty-five jurisdictions allow but do not require a corporation to have cumulative voting for directors. Permissive clauses take one of two forms: either the statutory provision allows cumulative voting only if the articles of incorporation expressly so provide (opt-in), or the statutory provision grants cumulative voting unless the articles of incorporation provide otherwise (opt-out). Thirtyfour jurisdictions have 'opt-in' provisions: Alabama, Arkansas, Connecticut, Delaware ....") (emphasis added); 18B Am. Jur. 2d Corporations § 1209 (2007) ("A shareholder may demand cumulative voting where it is allowed under the certificate of incorporation"). Thus, the foregoing authorities confirm that Section 214 of the General Corporation Law should be read to provide that cumulative voting may be implemented exclusively by a certificate of incorporation provision.

The Delaware courts have repeatedly held that where the General Corporation Law provides that a particular type of voting or governance mechanism may be implemented by a certificate of incorporation provision and does not specify some other means of implementation, then the only means of implementing such mechanism is by a certificate of incorporation provision. For example, Section 228 of the General Corporation Law provides that stockholders may act by written consent "[u]nless otherwise provided in the certificate of incorporation." 8 Del. C. § 228(a). In Datapoint Corp. v. Plaza Sec. Co., 496 A.2d 1031 (Del. 1985), the Delaware Supreme Court held that a bylaw provision that purported to limit stockholder action by written consent was invalid. The Court stated:

> This appeal by Datapoint Corporation from an order of the Court of Chancery, preliminarily enjoining its enforcement of a bylaw adopted by Datapoint's board of directors, presents an issue of first impression in Delaware: whether a bylaw designed to limit the taking of corporate action by written shareholder consent in lieu of a stockholders' meeting conflicts with 8 Del. C. § 228, and thereby is invalid. The Court of Chancery ruled that Datapoint's bylaw was unenforceable because its provisions were in direct conflict with the power conferred upon shareholders by 8 Del. C. § 228. We agree and affirm.

Id. at 1032-3 (footnotes omitted).

Similarly, Section 141(a) of the General Corporation Law provides that Delaware corporations "shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." 8 Del. C. § 141(a). Thus, Section 141(a) requires that any limitation on the board's managerial authority be set forth in a corporation's certificate of incorporation (unless set forth in another provision in the General Corporation Law). In Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281 (Del. 1998), the Delaware Supreme Court invalidated a provision in a rights plan which restricted the ability of a future board of directors of Quickturn Design Systems ("Quickturn") to exercise its managerial duties under Section 141(a) on the basis that the contested provision was not contained in Quickturn's certificate of incorporation. The Court stated:

> The Quickturn certificate of incorporation contains no provision purporting to limit the authority of the board in any way. The [contested provision], however, would prevent a newly elected

> board of directors from completely discharging its fundamental management duties to the corporation and its stockholders for six months.... Therefore, we hold that the [contested provision] is invalid under Section 141(a).

Id. at 1291-92 (emphasis in original). Additionally, Section 141(d) of the General Corporation Law provides: "The certificate of incorporation may confer upon holders of any class or series of stock the right to elect 1 or more directors who shall serve for such term, and have such voting powers as shall be stated in the certificate of incorporation." 8 Del. C. §141(d) (emphasis added). In Carmody v. Toll Bros., Inc., 723 A.2d 1180, 1191 (Del. Ch. 1998), the Delaware Court of Chancery invalidated a provision in a stockholder rights plan which purported to give directors different voting rights since "[a]bsent express language in the charter, nothing in Delaware law suggests that some directors of a public corporation may be created less equal than other directors." Cf. 18A Am. Jur. Corporations § 855 (2007) ("Under a statute allowing the modification of the general rule in the certificate of incorporation, neither a corporation's bylaws nor a subscription agreement can be utilized to deprive record shareholders of the right to vote as provided by the statute."). Thus, where a specific governance or voting mechanism may only be implemented by a certificate of incorporation provision, a corporate bylaw, policy or other agreement is ineffective under Delaware law to implement the mechanism.

The Company's Certificate of Incorporation presently does not provide for cumulative voting. Because the Proposal recommends that the Board of Directors (the "Board") of the Company "take steps necessary to adopt cumulative voting," which may only be granted to stockholders by a provision of the Certificate of Incorporation, implementation of the Proposal would require an amendment to the Certificate of Incorporation. Any such amendment could only be effected in accordance with Section 242 of the General Corporation Law. Section 242 of the General Corporation Law requires that any amendment to the certificate of incorporation be approved by the board of directors, declared advisable and then submitted to the stockholders for adoption thereby. Specifically, Section 242 provides:

> Every amendment [to the Certificate of Incorporation] ... shall be made and effected in the following manner: (1) if the corporation has capital stock, its board of directors shall adopt a resolution setting forth the amendment proposed, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote in respect thereof for consideration of such amendment or directing that the amendment proposed be considered at the next annual meeting of the stockholders.... If a majority of the outstanding stock entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote thereon as a class has been voted in favor of the amendment, a certificate setting forth the amendment and certifying that such amendment has been duly adopted in accordance with this section shall be executed,

> acknowledged and filed and shall become effective in accordance with § 103 of this title.

8 Del. C. § 242(b)(1). See also 1 R. Franklin Balotti & Jesse A. Finkelstein The Delaware Law of Corporations & Business Organizations § 8.10 (2007 Supp.) ("After the corporation has received payment for its stock an amendment of its certificate of incorporation is permitted only in accordance with Section 242 of the General Corporation Law."). Thus, a board of directors has a statutory duty to determine that an amendment to the certificate of incorporation is advisable prior to submitting it for stockholder action. As the Court stated in Williams v. Geier, 671 A.2d 1368 (Del. 1996):

> Like the statutory scheme relating to mergers under 8 Del. C. § 251, it is significant that two discrete corporate events must occur, in precise sequence, to amend the certificate of incorporation under 8 Del. C. § 242: First, the board of directors must adopt a resolution declaring the advisability of the amendment and calling for a stockholder vote. Second, a majority of the outstanding stock entitled to vote must vote in favor. The stockholders may not act without prior board action.

Id. at 1381. See also Stroud v. Grace, 606 A.2d 75, 87 (Del. 1992) ("When a company seeks to amend its certificate of incorporation, Section 242(b)(1) requires the board to ... include a resolution declaring the advisability of the amendment...."); Klang v. Smith's Food & Drug Ctrs., Inc., 1997 WL 257463, at *14 (Del. Ch. May 13, 1997) ("Pursuant to 8 Del. C. § 242, amendment of a corporate certificate requires a board of directors to adopt a resolution which declares the advisability of the amendment and calls for a shareholder vote. Thereafter, in order for the amendment to take effect, a majority of outstanding stock must vote in its favor."); 2 David A. Drexler et al., Delaware Corporate Law & Practice, § 32.04, at 32-9 (2007) ("The board must duly adopt resolutions which (i) set forth the proposed amendment, (ii) declare its advisability, and (iii) either call a special meeting of stockholders to consider the proposed amendment or direct that the matter be placed on the agenda at the next annual meeting of stockholders. This sequence must be followed precisely."); 1 Balotti & Finkelstein, The Delaware Law of Corporations & Business Organizations, § 9.12, at 9-20 (2007 Supp.) ("Section 251(b) now parallels the requirement in Section 242, requiring that a board deem a proposed amendment to the certificate of incorporation to be 'advisable' before it can be submitted for a vote by stockholders.").

It is undisputed that the decision whether to deem an amendment to the certificate of incorporation advisable is vested in the discretion of the board of directors, subject to the directors' fiduciary duties. Because the Proposal would impermissibly limit the directors' exercise of their fiduciary duties in determining whether to deem such amendment advisable, implementation of the Proposal would be invalid under the General Corporation Law.

That the Proposal is invalid because it would impermissibly limit the directors' exercise of their fiduciary duties is consistent with the Delaware Supreme Court's recent decision in CA, Inc. v. AFSCME Employees Pension Plan, 953 A.2d 227 (Del. 2008). In CA, the Court invalidated a stockholder-proposed bylaw that would have required the board to pay a dissident stockholder's proxy expenses for running a successful "short slate," because the bylaw limited the directors' exercise of "their fiduciary duty to decide whether or not it would be appropriate, in a specific case, to award reimbursement at all." Id. at 240. The Court stated that such bylaw "would violate the prohibition, which our decisions have derived from Section 141(a), against contractual arrangements that commit the board of directors to a course of action that would preclude them from fully discharging their fiduciary duties to the corporation and its shareholders." Id. at 238 (citing Paramount Communications, Inc. v. QVC Network, Inc., 637 A.2d 34 (Del. 1994); Quickturn, 721 A.2d 1281). In reaching this decision, the Court noted that it had "previously invalidated contracts that would require a board to act or not act in such a fashion that would limit the exercise of their fiduciary duties," id. at 238, and pointed to prior authority in which contractual provisions were found to be invalid because they would "impermissibly deprive any newly elected board of both its statutory authority to manage the corporation under 8 Del. C. § 141(a) and its concomitant fiduciary duty pursuant to that statutory mandate." Id. at 239. Just as the bylaw at issue in CA was invalid because it restricted the board's ability to exercise its fiduciary duty to determine whether to reimburse a dissident stockholder's proxy expenses, the Proposal, if implemented, would likewise impermissibly restrict the Board from exercising its fiduciary duty to determine the advisability of an amendment to the Certificate of Incorporation.

In an analogous context (approval of mergers under Section 251 of the General Corporation Law), the Delaware courts have addressed the consequences of a board's abdication of the duty to make an advisability determination when required by statute. Section 251 of the General Corporation Law, like Section 242(b), requires a board of directors to declare a merger agreement advisable prior to submitting it for stockholder action.[1] The Delaware courts have consistently held that directors who abdicate their duty to determine the advisability of a merger agreement prior to submitting the agreement for stockholder action breach their fiduciary duties under Delaware law. See, e.g., Nagy v. Bistricer, 770 A.2d 43, 62 (Del. Ch. 2000) (finding delegation by target directors to acquiring corporation of the power to set the amount of merger consideration to be received by its stockholders in a merger to be "inconsistent with the [] board's non-delegable duty to approve the [m]erger only if the [m]erger was in the best interests of [the corporation] and its stockholders.") (emphasis added); accord Jackson v. Turnbull, 1994 WL 174668 (Del. Ch. Feb. 8, 1994), aff'd, 653 A.2d 306 (Del. 1994) (TABLE) (finding that a board cannot delegate its authority to set the amount of consideration to be received in a merger

[1]See 8 Del. C. § 251(b) ("The board of directors of each corporation which desires to merge or consolidate shall adopt a resolution approving an agreement of merger or consolidation and declaring its advisability.") and 8 Del. C. § 251(c) ("The agreement required by subsection (b) of this section shall be submitted to the stockholders of each constituent corporation at an annual or special meeting for the purpose of acting on the agreement.").

approved pursuant to Section 251(b) of the General Corporation Law); Smith v. Van Gorkom, 488 A.2d 858, 888 (Del. 1985) (finding that a board cannot delegate to stockholders the responsibility under Section 251(b) of the General Corporation Law to determine that a merger agreement is advisable). Indeed, a board of directors of a Delaware corporation cannot even delegate the power to determine the advisability of an amendment to its certificate of incorporation to a committee of directors under Section 141(c) of the General Corporation Law. See 8 Del. C. § 141(c)(2) ("but no such committee shall have the power or authority in reference to the following matter: (i) approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by this chapter to be submitted to stockholders for approval"). The "steps necessary" to amend the Certificate of Incorporation include the requirement that no amendment be submitted for stockholder adoption unless the Board has determined that such amendment is "advisable." This "advisability" requirement must be satisfied by the Board in the good faith exercise of its fiduciary duties, and may not be delegated to the stockholders. See, e.g., Smith, 488 A.2d at 888 (discussing the "advisability" declaration requirement under Section 251(b) of the General Corporation Law). Accordingly, the Board could not commit to implement the Proposal, because doing so would result in the Board's abdication of its statutory duty to determine the advisability of an amendment to the Certificate of Incorporation prior to submitting it to a stockholder vote.

Even if the stockholders were to adopt the Proposal, the Board is not required to follow the wishes of a majority in voting power of the shares because the stockholders are not acting as fiduciaries when they vote. In fact, the stockholders are free to vote in their own economic self-interest, without regard to the best interests of the Company or the other stockholders generally. See Williams, 671 A.2d at 1380-81 ("Stockholders (even a controlling stockholder bloc) may properly vote in their own economic interest, and majority stockholders are not to be disenfranchised because they may reap a benefit from corporate action which is regular on its face."); cf. Kahn v. Lynch Commc'n Sys., Inc., 638 A.2d 1110, 1113 (Del. 1994) ("This Court has held that 'a shareholder owes a fiduciary duty only if it owns a majority interest in or exercises control over the business affairs of the corporation.'") (citation and emphasis omitted). Indeed, in our experience, many institutional investors vote on such proposals in accordance with general policies that do not take into account the particular interests and circumstances of the corporation at issue.

In light of the fact that the Company's stockholders would be entitled to vote their shares in their own self-interest on the Proposal, allowing the stockholders, through the implementation of the Proposal, to effectively direct the Board to propose an amendment to the Certificate of Incorporation and declare such amendment advisable would have the result of requiring the Board to "put" to the stockholders the duty to make a decision that the Board is solely responsible for making under Section 242 of the General Corporation Law. See 8 Del. C. § 242. The Delaware Supreme Court has stated that a board may not, consistent with its fiduciary duties, simply "put" to stockholders matters for which they have management responsibility under Delaware law. See Smith, 488 A.2d at 887 (holding board not permitted to take a noncommittal position on a merger and "simply leave the decision to [the] stockholders").[2] Because the Board owes a fiduciary duty to the Company and "all" stockholders, the Board must also take into account the interests of the stockholders who do not vote in favor of the Proposal, and those of the Company generally. Thus, the stockholders cannot, through implementation of the Proposal, direct the Board to declare an amendment to the Certificate of Incorporation advisable because the Board is required to make its own independent determination and the fact that a majority of the stockholders vote in favor of the Proposal is not dispositive. See, e.g., Paramount Communications Inc. v. Time Inc., 1989 WL 79880, at *30 (Del. Ch. July 14, 1989) ("The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares."), aff'd, 571 A.2d 1140 (Del. 1989). To the extent that the Proposal would remove from the Board its discretion regarding whether to approve, and declare the advisability of, an amendment to the Certificate of Incorporation implementing the Proposal, it violates Delaware law.

In summary, the Board could not "take steps necessary to adopt cumulative voting" as contemplated by the Proposal because doing so would require the Board to abdicate its statutory obligation to determine the advisability of an amendment to the Certificate of Incorporation. Moreover, implementation of the Proposal would be invalid under the General Corporation Law because it would impermissibly limit the directors' exercise of their fiduciary duties in determining whether to deem such amendment advisable.

Finally, we note that the Securities and Exchange Commission (the "SEC") recently has granted no-action relief in response to several stockholder proposals with substantially similar resolutions recommending that the board of directors of a company incorporated in the state of Delaware "adopt cumulative voting." For example, the SEC granted no-action relief to Time Warner Inc. to exclude a stockholder proposal which recommended that the board of directors "adopt cumulative voting." Time Warner Inc. argued to exclude this proposal from its proxy statement under Proxy Rule 14a-8(i)(2) as a violation of Delaware law. Time Warner Inc. submitted a legal opinion of Richards, Layton & Finger, P.A. that concluded that the proposal, if adopted by the stockholders and implemented by the board of directors of Time Warner Inc., would be invalid under the General Corporation Law, on the grounds that any

---

[2] The Court of Chancery, however, recently held that a board of directors could agree, by adopting a board policy, to submit the final decision on whether or not to adopt a stockholder rights plan to a vote of the stockholders. See UniSuper Ltd. v. News Corp., 2005 WL 3529317 (Del. Ch. Dec. 20, 2005). The case of a board reaching an agreement with stockholders on what is advisable and in the best interests of the corporation and its stockholders—as was the case in UniSuper—in order to induce the stockholders to act in a certain way which the board believed to be in the best interests of stockholders, is different from the case of stockholders attempting to unilaterally direct the Board's statutory duty to determine whether an amendment to the corporation's certificate of incorporation is advisable (as is the case with the Proposal).

such amendment to the certificate of incorporation to provide for cumulative voting could not be unilaterally implemented by the board of directors. The SEC granted Time Warner Inc.'s request for no-action relief under Proxy Rule 14a-8(i)(2), noting that "in the opinion of your counsel, implementation of the proposal would cause Time Warner to violate state law. See Time Warner Inc. SEC No-Action letter (Feb. 26, 2008). See also American International Group, Inc. SEC No-Action letter (Mar. 28, 2008); Raytheon Company SEC No-Action letter (Mar. 28, 2008); Schering-Plough Corporation SEC No-Action letter (Mar. 27, 2008); Exxon Mobile Corporation SEC No-Action letter (Mar. 24, 2008); JPMorgan Chase & Co. SEC No-Action letter (Mar. 24, 2008); Bristol-Myers Squibb Company SEC No-Action letter (Mar. 14, 2008); Northrop Grumman Corporation SEC No-Action letter (Feb. 29, 2008); PG&E Corporation SEC No-Action letter (Feb. 25, 2008); Citigroup, Inc. SEC No-Action letter (Feb. 22, 2008); The Boeing Company SEC No-Action letter (Feb. 20, 2008); AT&T, Inc. SEC No-Action letter (Feb. 19, 2008).

Moreover, the addition of the language "take the steps necessary" does not change the fact that implementation of the Proposal would cause the Company to violate Delaware law. The SEC has, on a number of occasions, permitted companies to exclude under Rule 14a-8(i)(2) stockholder proposals requesting that the board of directors "take the necessary steps" where the effect of the proposal would cause the company to violate state law. See Bank of America Corporation SEC No-Action letter (Feb. 2, 2005) (stockholder proposal requesting that the board "take the necessary steps" to amend the company's governing instruments excludable under Rule 14a-8(i)(2) because implementation would violate state law); SBC Communications Inc. SEC No-Action letter (Dec. 16, 2004) (stockholder proposal requesting that the board "take the necessary steps" to amend the company's governing instruments excludable under Rule 14a-8(i)(2) because implementation of the proposal would cause the company to violate state law); The Allstate Corporation SEC No-Action letter (Feb. 3, 2005) (stockholder proposal requesting that the board "take the necessary steps" to amend the company's governing instruments excludable under Rule 14a-8(i)(2) because implementation of the proposal would cause the company to violate state law).

CONCLUSION

Based upon and subject to the foregoing, and subject to the limitations stated herein, it is our opinion that the Proposal, if adopted by the stockholders and implemented by the Board, would be invalid under the General Corporation Law.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the SEC in connection with the matters addressed herein and that you may refer to it in your proxy statement for the Annual Meeting, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

CSB/TNP

Dawson, Janet K.

From: Dawson, Janet K.
Sent: Wednesday, December 03, 2008 5:29 PM
To: shareholderproposals@sec.gov
Cc: Gerber, Andrew
Subject: Bank of America: 14a-8 Submissions (Updates)
Attachments: DOC251.PDF; DOC250.PDF

Attention: SEC Division of Corporation Finance (Rule 14a-8)

To Whom It May Concern:

Attached please find updates to the no-action request letters regarding shareholder proposals submitted by Nick Rossi and the Teamsters General Fund to Bank of America Corporation. Pursuant to the instruction of Greg Belliston, no hard copies will be submitted. Copies of the attached are being sent to the appropriate shareholder proponent.

Regards,

Janet Dawson

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HUNTON& WILLIAMS

Janet Dawson
Associate
jdawson@hunton.com

Hunton & Williams LLP
Bank of America Plaza, St 3500
101 South Tryon St
Charlotte, NC 28280
Phone: (704) 378-4829
Fax: (704) 331-4231
www.hunton.com

HUNTON & WILLIAMS

HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

FILE NO: 46123.74

December 3, 2008

Rule 14a-8

BY EMAIL

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
101 F. Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by Nick Rossi

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended, and as counsel to Bank of America Corporation, a Delaware corporation (the "Corporation"), we submitted a request concerning the above referenced shareholder proposal on November 26, 2008. That submission inadvertently contained references to the date of the Corporation's 2009 Annual Meeting of Stockholders (the "2009 Annual Meeting") and the date on which the Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") as being in 2008 rather than 2009. Please note the correct dates, which are as follows: (i) the Corporation's 2009 Annual Meeting is scheduled to be held on or about April 29, 2009, and (ii) the Corporation intends to file its definitive proxy materials with the Commission on or about March 18, 2009.

Very truly yours,

Andrew A. Gerber

cc: Teresa M. Brenner
John Chevedden

EXHIBIT D

HUNTON& WILLIAMS

HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

FILE NO: 46123.74

December 15, 2008

Rule 14a-8

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by William Steiner

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as counsel to Bank of America Corporation, a Delaware corporation (the "Corporation"), we request confirmation that the Staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits from its proxy materials for the Corporation's 2009 Annual Meeting of Stockholders (the "2009 Annual Meeting") the proposal described below for the reasons set forth herein. The statements of fact included herein represent our understanding of such facts.

GENERAL

The Corporation received a proposal and supporting statement dated October 28, 2008 (the "Proposal") from William Steiner (the "Proponent"), for inclusion in the proxy materials for the 2009 Annual Meeting. The Proposal is attached hereto as **Exhibit A**. The 2009 Annual Meeting is scheduled to be held on or about April 29, 2009. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 18, 2009.

Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal; and
2. Six copies of the Proposal.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2009 Annual Meeting.

THE PROPOSAL

The Proposal states:

> Resolved, Shareholders request that our Board take the steps necessary to adopt a bylaw to require that our company have an independent lead director whenever possible with clearly delineated duties, elected by and from the independent board members, to be expected to serve for more than one continuous year, unless our company at that time has an independent board chairman. The standard of independence would be the standard set by the Council of Institutional Investors which is simply an independent director is a person whose directorship constitutes his or her only connection to the corporation.

The Proposal also provides seven "delineated duties" that would be required of the independent lead director.

REASONS FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2009 Annual Meeting pursuant to Rules 14a-8(i)(3), (i)(6), (i)(10) and (i)(11). The Proposal may be excluded pursuant to Rule 14a-8(i)(3), because it is vague and indefinite. The Proposal may be excluded pursuant to Rule 14a-8(i)(6), because the Corporation lacks the power and authority to implement the Proposal. The Proposal may be excluded pursuant to Rule 14a-8(i)(10), because the Corporation has already substantially implemented the Proposal. Finally, the Proposal may be excluded pursuant to Rule 14a-8(i)(11), because the Proposal substantially duplicates a prior proposal that will be included in the Corporation's proxy materials for the 2009 Annual Meeting.

1. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(3) because it is vague and indefinite.

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal if the proposal or its supporting statement is contrary to the Commission's proxy rules, including Rule 14a-9, which prohibits false and misleading statements in proxy soliciting materials and Rule 14a-4, which requires information included in a proxy statement to be clearly presented. The Division has consistently taken the position that stockholder proposals which are vague and indefinite are inherently misleading and thus may be omitted from a company's proxy materials under Rule 14a-8(i)(3).

Staff Legal Bulletin No. 14B provides that a stockholder proposal may be omitted under Rule 14a-8(i)(3) where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

The Division has consistently deemed a proposal to be impermissibly vague or indefinite where the proposal calls for the company to adopt, consider or abide by a standard or set of standards established by a third party without describing the substantive provisions of the standards or guidelines. *See e.g., Smithfield Foods, Inc.* (July 18, 2003) (permitting exclusion of a proposal requesting management to prepare a report based on the "Global Reporting Initiative" guidelines where the proposal did not contain a description of the guidelines).

The Division has previously considered substantially similar proposals (also submitted by William Steiner and/or with John Cheveddan as proxy) and permitted their exclusion under Rule 14a-8(i)(3) because such proposals failed to adequately describe the substantive provisions of the standards being recommended. *See Schering-Plough Corp.* (March 7, 2008); *PG&E Corp.* (March 7, 2008) and *JPMorgan Chase & Co.* (March 5, 2008) (collectively, the "Prior Proposals"). Each of the Prior Proposals stated:

> Resolved, Shareholders request that our Board adopt a bylaw to require that our company have an independent lead director whenever possible with clearly delineated duties, elected by and from the independent board members, to be expected to serve for more than one continuous year, unless our company at that time has an independent board chairman. The standard of independence would be the standard set by the Council of Institutional Investors.

In a careless, if not misleading, attempt to rectify the flaw in the Prior Proposals of not including a description of the substantive provisions of the Council of Institutional Investors ("CII") guidelines, the Proponent merely adds the following language to the end of the current resolution "... ***simply*** an independent director is a person whose directorship constitutes his or her only connection to the corporation." (emphasis added) This definitional standard for independence is grossly false and misleading. While CII's Corporate Governance Policy (available at www.cii.org) does contain a summary definition of independent director, that definition is followed by a detailed description of the "guidelines for accessing director independence." CII's guidelines are attached as <u>Exhibit B</u>. At almost 1000 words in length, these guidelines establish CII's standard for accessing director independence. CII's standard goes far beyond the ***simple*** definition of independence set forth in the Proposal. The assessment of director independence under CII's standard is far from simple. Notably, it is CII's guidelines, not the definition set forth in the Proposal, that govern CII's "standard of independence."

CII's standard for accessing director independence is significantly more stringent than the New York Stock Exchange ("NYSE") independence tests and the Corporation's categorical standards of independence. However, the Corporation's stockholders in voting on the Proposal would have no idea how CII's standard of independence varies from the NYSE's or the Corporation's standards. The Proposal states that an independent director is ***simply*** a person whose directorship constitutes his or her only connection to the Corporation. At its most basic level, the Proposal is asking the Corporation's stockholders to vote on a definition—without giving stockholders an adequate description of the substantive provisions of CII's standard of independence or even instructing stockholders where to go to understand CII's standard of independence. Accordingly, the Proposal is both vague and indefinite as well as not clearly presented. The standard of independence is not accurately or clearly presented; in fact it is absent from the resolution entirely.

If approved by stockholders, the Proponent intends for the Corporation to adopt CII's standard of independence, not merely its summary definition. The Proposal fails to distinguish the difference between the two. The Corporation believes that the Proposal should be read without construing any ambiguity given the Division's position that proposals should be drafted with precision. *See* Staff Legal Bulletin 14 and *Teleconference: Shareholder Proposals: What to Except in the 2002 Proxy Season* (November 26, 2001). In a November 26, 2001 teleconference, "*Shareholder Proposals. What to Expect in the 2002 Proxy Season,*" the Associate Director (Legal) of the Division (the "Associate Director") emphasized the importance of precision in drafting a proposal, citing Staff Legal Bulletin 14 ("SLB 14"). The Associate Director stated, "you really need to read the **exact wording** of the proposal . . . We really wanted to explain that to folks, and we took a lot of time to make it very, very clear in [SLB 14]." (emphasis added) Question B.6 of SLB 14 states that the Division's determination of no-action requests under Rule 14a-8 of the Exchange Act is based on, among other things, the "way in which a proposal is drafted." As a professional stockholder proponent, the Proponent should be expected to know the rules regarding precision in drafting proposals and should not be afforded any concessions due to imprecise wording of the Proposal.

Further, the Proposal is distinguishable from other stockholder proposals that identified the substantive provisions of CII's standard of independence. *See Clear Channel Communications, Inc.* (February 15, 2006) ("*Clear Channel*"); *see also Home Depot, Inc.* (February 25, 2004). The *Clear Channel* proposal included a significantly more comprehensive description of CII's standard of independence, and directed stockholders to a specific website address for a more information. The *Clear Channel* proposal provided a more clear summary of the definition of independence, as well as a specific reference to where substantive information was available:

for purposes of this proposal an independent director is someone whose only nontrivial professional, familial or financial connection to the corporation, its chairman or its executive officers is his/her directorship, and who also:

(1) is not or has not been, or whose relative is or in the past five years has been employed by the corporation or employed by, or a director of, an affiliate; and

(2) complies with Sections (b)-(h) of the Council of Institutional Investors Definition of Director Independence as found on its website at https://www.cii.org/polices/ind_dir_defn.html).

The *Clear Channel* proposal makes clear that CII's definition is different from and more stringent than the NYSE's definition.

In contrast to *Clear Channel*, the Proposal omits any substantive description of CII's standard of independence; it provides only a superficial definition of independence. In addition, it does not direct the Corporation's stockholders to a website where more comprehensive information is available. The omission of the substantive provisions of CII's standard of independence has the potential to significantly mislead stockholders, who may erroneously conclude that CII's standard is the same as the NYSE's or the Corporation's categorical standards.

Additionally, the Proposal can be distinguished from *Ford Motor Co.* (March 9, 2005) ("*Ford*"), where the Division did not concur that the proposal could be excluded as vague and indefinite. The *Ford* proposal stated "[t]he standard of independence is that of the Council of Institutional Investors www.cii.org updated in 2004." The Proposal is more vague than Ford's proposal because the Proposal is a moving target in that it fails to specify the version of CII's standard of independence that is to be adopted. As provided on CII's website, "[t]he corporate governance policies of the Council of Institutional Investors are a living document that is constantly reviewed and updated." *See* www.cii.org/policies. Because the Proposal fails to fix the applicable standard on CII's current guidelines, the Proposal would require the lead director, and the directors that appoint the lead director, to meet whatever standard CII may choose to adopt in the future. Because the standard may change from time to time, without any input or notice to the Corporation or its stockholders, the stockholders could not possibly know what standard of independence they are being asked to approve. The Proposal also may be distinguished from the *Ford* proposal because that proposal directed Ford's stockholders to a website where more comprehensive information regarding CII's standard was available.

Finally, the Proposal can be distinguished from *General Electric Co.* (January 28, 2003) ("*General Electric*"), where the Division did not concur that the proposal could be excluded as vague and indefinite. In *General Electric*, the proposal requested an amendment of the company's bylaws to require that the chairman of the board be an independent director who had not served as CEO of the company. In contrast, the Proposal cites a specific standard, the CII standard, but does not provide the substantive provisions of that standard. Unlike the *General Electric* standard (if a director has been CEO of the company, he is not independent), the Corporation's stockholders would be misled as the Proposal does not adequately describe or delineate CII's standard of independence; it provides only a superficial definition of independence.

The applicable "standard of independence" is the core of the Proposal and clearly would be material to a stockholder's determination whether to vote for or against the Proposal. Because the Proposal fails to adequately describe the substantive provisions of the CII standard, or direct stockholders to a website where CII's standard of independence could be located, and would establish a standard of independence that may change over time as CII amends its standard, stockholders would not know with certainty the nature of the actions they are being asked to approve, and therefore the proposal is impermissibly vague and indefinite.

In addition, the Division has also consistently concluded that a proposal is sufficiently vague and indefinite so as justify exclusion under Rule 14a-8(i)(3) where a company and its stockholders might interpret the proposal differently such that "any action ultimately taken by the [c]ompany upon implementation could be significantly different from the actions envisioned by stockholders voting on the proposal." *Fuqua Industries, Inc.* (March 12, 1991).

If adopted, the Corporation could interpret the Proposal as requiring the Corporation to replace its Director Independence Categorical Standards with the CII's "guidelines for accessing director independence." As presented, the Proposal does not require this action; however, it is unclear how the Corporation could implement the Proposal without some parameters for accessing director independence. Meanwhile, the Corporation's stockholders, in voting on the Proposal, might believe that the Proposal required the lead director to be independent and not merely non-management (as NYSE listing standards would permit). Thus, any such action ultimately taken by the Corporation to implement the Proposal could be significantly different from the actions envisioned by stockholders voting on the Proposal.

2. The Proposal may be excluded pursuant to Rule 14a-8(i)(6) because the Corporation lacks the power and authority to implement it.

Rule 14a-8(i)(6) permits the exclusion from the Corporation's proxy materials of stockholder proposals "if the company would lack the power and authority to implement the proposal." The Proposal relates to adoption of a bylaw provision to have an independent lead director who is "expected to serve for more than one continuous year."

The Corporation is incorporated in Delaware and is subject to Delaware General Corporation Law ("DGCL"). Under Section 211 of the DGCL, all of the Corporation's directors are elected annually by stockholders. As indicated in the Corporation's proxy materials for its 2008 Annual Meeting, and consistent with Article VI, Section 3 of the Corporation's Bylaws, the term of each director expires at the next annual meeting following his or her election. Because the Corporation's stockholders annually determine who will serve as directors, the Corporation's Board of Directors lacks the power and authority to ensure that the lead director will be re-elected by the Corporation's stockholders such that the lead director could be expected to serve for more than one continuous year.

In addition, the Corporation's Board of Directors cannot ensure that the lead director will continue to be "independent." Under NYSE listing standards, the Corporation's Board of Directors must annually evaluate the relationships between each director (and his or her immediate family members and related interests) and the Corporation and its subsidiaries, and make an affirmative determination regarding each such director's independence. The Corporation's Board of Directors lacks the power and authority to ensure that the lead director will remain independent.

In addition, even if elected by the Corporation's stockholders and deemed independent by the Corporation's Board of Directors, the Corporation could not be ensured that the existing lead director would consent to serve a second term as lead director if so elected by the independent members of the Corporation's Board of Directors.

The Division has concurred with exclusion of similar proposals. For example, in *H.J. Heinz Co.* (June 14, 2004), the Division granted relief under 14a-8(i)(6) where the proposal requested the bylaws be amended to require an independent director who had not served as an officer serve as Chairman and that the office of the President and CEO be held by two different individuals. The Division noted in particular that "it does not appear to be within the board's power to ensure that an individual meeting the specified criteria would be elected as director and serve as chairman of the board."

The Corporation lacks the power and authority to ensure that the existing lead director (i) will be re-elected for successive years by the Corporation's stockholders, (ii) will continue to be affirmatively determined to be independent under NYSE listing standards by the Corporation's Board of Directors and (iii) will continue or consent to serve as lead director if so elected by the independent members of the Corporation's Board of Directors. Therefore, the Proposal may be excluded pursuant to Rule 14a-8(i)(6).

3. The Corporation already has an independent Lead Director and its Corporate Governance Guidelines delineates the duties of the Lead Director. The Proposal has been substantially implemented and may be excluded under Rule 14a-8(i)(10).

Rule 14a-8(i)(10) permits the exclusion of a stockholder proposal if "the company has already substantially implemented the proposal." The "substantially implemented" standard replaced the predecessor rule, which allowed the omission of a proposal that was "moot." The current rule also clarifies the Commission's interpretation of the predecessor rule that the proposal need not be "fully effected" by the company to meet the mootness test, so long as it was substantially implemented. The purpose of Rule 14a-8(i)(10) is to "avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." *See* SEC Release No. 34-12598 (regarding the predecessor to Rule 14a-8(i)(10)).

In applying the "substantially implemented" standard, the Division does not require a company to implement every aspect of the proposal in question. *See* Securities Act Release 34-20091. Rather, substantial implementation requires only that the company's actions "satisfactorily address the underlying concerns of the proposal." *Masco Corp.* (March 29, 1999). The Division has also indicated that the determination of whether a company has satisfied the "substantially implemented" standard depends on whether the company's "particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco Inc.* (March 28, 1991).

The Corporation's policies, practices and procedures, as set forth in detail in the Corporation's Corporate Governance Guidelines[1] attached as **Exhibit C**, substantially implement the Lead Director requirements in the Proposal. The following chart lists the Proposal's requests regarding the election and delineated duties of the independent lead director, and the corresponding policy set forth in the Corporation's Corporate Governance Guidelines.

[1] The Corporation's Corporate Governance Guidelines were revised on December 9, 2008.

Proposal Request	Corporate Governance Guideline Provision
Requires an independent Lead Director, whose directorship constitutes his or her only connection to the corporation	A Lead Director, who will be an independent director pursuant to the current listing requirements of the trading venue on which the Corporation's common stock is traded and the Corporation's Director Independence Categorical Standards.
Lead Director is expected to serve for more than one continuous year	The Lead Director will be elected by the independent directors annually. The duly elected Lead Director may be re-elected to successive terms. The current Lead Director has been re-elected twice and is now serving in his third continuous year.
Clearly delineated duties:	
Presiding at all meetings of the board at which the chairman is not present, including executive sessions of the independent directors	The Lead Director will chair the executive sessions or special meetings of the non-management and independent directors and will be deemed duly elected by the independent directors to preside at meetings of the Board of Directors in the absence of or at the request of the Chairman of the Board.
Serving as liaison between the chairman and the independent directors	The Lead Director's duties shall include: • acting as a liaison between the independent directors and the Chairman of the Board,
Approving information sent to the board	• approving meeting agendas and ensuring that appropriate information is sent to the Board of Directors,
Approving meeting schedules to assure that there is sufficient time for discussion of all agenda items	• assuring the sufficiency of time for discussion at meetings of the Board of Directors, and
Being available for consultation and direct communication, if requested by major shareholders	• providing a communication link between the other independent directors and the Corporation's stockholders.
Having the authority to call meetings of the independent directors	The Lead Director is authorized to call special meetings of the independent directors at any time.

In addition, the Corporation's Director Independence Categorical Standards address the Proponent's underlying concern regarding director independence. The Corporation's independence standards, which are included annually in the Corporation's proxy statement, are similar to, but more comprehensive than, the definition of independence set forth in the Proposal.

The supporting statement clearly identifies the underlying concern of the Proposal — independent board oversight. As indicated above, the Corporate Governance Guidelines and the Director Independence Categorical Standards accomplish that goal. Because the Proposal's underlying concerns have already been addressed by the Corporation's Corporate Governance Guidelines and Director Independence Categorical Standards, the Proposal is substantially implemented and may be excluded from the proxy materials for the 2009 Annual Meeting.

We note that the Proposal requests an amendment to the Corporation's Bylaws, rather than inclusion in its Corporate Governance Guidelines and/or Director Independence Categorical Standards. The Corporate Governance Guidelines, the Director Independence Categorical Standards and the Bylaws are all established by the Corporation's Board of Directors, and can be amended by the Board of Directors, but not management. Furthermore, Delaware courts have recognized that a board of directors is authorized to adopt policies that may have the practical effect of a bylaw provision. *See, e.g.*, Unisuper Ltd. v. News Corp., C.A. No. 1699-N, slip op. at 13 (Del. Ch. Dec. 20, 2005). A board of directors, in the exercise of its fiduciary duties and in the absence of a contractual right to the contrary, may amend or repeal a board policy. *See id.*, slip. op at 13 (stating "[t]his Court's statement about board policies in [In re General Motors (Hughes) Litig., 2005 WL 1089021 (Del. Ch.)] simply reiterates an elementary principle of corporate law: If the board has the power to adopt resolutions (or policies), then the power to rescind resolutions (policies) must reside with the board as well.").

As noted above, the Proposal's requirements have been almost completely implemented and the Board's policy has the practical effect of a bylaw provision. We do not believe any meaningful gap exists between the Proposal and the current policies of the Corporation. Whether implemented through the Corporation's Bylaws or its Corporate Governance Guidelines and Director Independence Categorical Standards, the Corporation's existing policies, practices and procedures satisfactorily address the underlying independent oversight concern of the Proponent and satisfy the requirements of the Proposal. Because the Proposal is substantially implemented, it may be properly omitted from the proxy materials for the 2009 Annual Meeting pursuant to Rule 14a-8(i)(10).

4. The Proposal may be excluded pursuant to Rule 14a-8(i)(11) because it substantially duplicates another proposal, which was previously submitted to the Corporation and will be included in the proxy materials for the 2009 Annual Meeting.

Rule 14a-8(i)(11) permits the exclusion from the Corporation's proxy materials of a stockholder proposal that substantially duplicates another proposal previously submitted by another proponent that will be included in the Corporation's proxy materials for the same meeting. Proposals do not need to be identical to be excluded pursuant to Rule 14a-8(i)(11). The Commission has stated that the exclusion is intended to "eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." *See* SEC Release No. 34-12598. The Division consistently has concluded that proposals may be excluded because they are substantially duplicative when such proposals have the same "principal thrust" or "principal focus," notwithstanding that such proposals may differ as to terms and scope. *See, e.g., Pacific Gas & Electric Co.* (February 1, 1993).

The Corporation intends to include the "Independent Chairman" proposal previously submitted by another proponent and attached as <u>Exhibit D</u> (the "Prior Proposal") in its proxy materials for the 2009 Annual Meeting. The Proposal and the Prior Proposal clearly address the same issue—independent board oversight. The proposals differ only in implementation methodology. The Prior Proposal requests a bylaw amendment to require the Chairman to be an independent director, and the Proposal requests a bylaw amendment to require an independent lead director.

The proposals' supporting statements clearly reflect the same principal focus and thrust; namely, adopt a bylaw amendment with the purpose and effect of:

- providing objective oversight of management, including the CEO;
- promoting greater management accountability; and
- providing independent board leadership.

The Proposal even states that a lead director is unnecessary if the Corporation then has an independent Chairman—clearly establishing that the principle focus of the two proposals is an independent leader—whether that leader is the Chairman or the lead director.

The differences between the proposals do not alter the conclusion that the two proposals have the same principal focus and thrust. The Prior Proposal contains more detail than the Proposal regarding such matters as the definition of independence, the mechanic for selecting a new independent board leader if the current leader is no longer independent and excusing compliance if no independent director is available or willing to serve as board leader. *See Wells Fargo &*

Co. (January 17, 2008); *Sara Lee Corp.* (August 18, 2006); and *Weyerhaeuser Co.* (January 18, 2006). Despite similar differences, the Division concurred that *Wells Fargo & Co., Sara Lee Corp.* and *Weyerhaeuser Co.* could exclude the later-received stockholder proposal on the grounds that it was substantially duplicative of the previously submitted proposal. In each of these no-action letters, as in the present case, the proposals have the same principal focus and thrust, but differ in how they would achieve their objective.

The Division has consistently concluded that even substantive differences in implementation methodology do not alter the core issues and principals that are the standard for determining substantial duplication. *See, e.g., American Power Conservation Corp.* (March 29, 2002) (concluding that a board policy to nominate a *substantial majority* of independent directors was substantially similar to a proposal to establish a goal of at least *two-thirds* independent directors and concurring in the omission of the two-thirds proposal). Although the Prior Proposal and the Proposal differ in terms of implementation methodology, they clearly address the same core issue and principal—independent board leadership. *See also JP Morgan Chase & Co.* (March 5, 2007).

In *General Electric Co.* (January 20, 2004), the Division concurred with General Electric's determination that two shareholder proposals were substantially duplicative and that the second such proposal could be omitted from the company's proxy materials. The principal thrust of each proposal was the preparation and disclosure of a report by the company's board of director's describing "(i) General Electric's policies for making political contributions with corporate funds and (ii) summarizing or accounting for General Electric's actual political contributions." Further, both proposals reflected the proponents' negative views on perceived excesses of contributions and stressed that certain contributions could pose reputational and legal risks for General Electric or otherwise not be in the long-term best interests of General Electric and its shareholders. The second proposal also included a request that included a category of information not included in the first proposal. Despite this difference in scope, the Division concurred that the proposals were substantially duplicative.

In *Centerior Energy Corporation* (February 27, 1995) ("*Centerior*"), four compensation-related proposals were submitted as follows: (1) place ceilings on executives' compensation, tie compensation to the company's future performance, and cease bonus and stock option awards; (2) freeze executive compensation; (3) reduce management size, reduce executive compensation, and eliminate bonuses; and (4) freeze annual salaries and eliminate bonuses. Centerior argued that "all of the proposals have as their principal thrust the limitation of compensation and, directly or indirectly, linking such limits to certain performance standards." The Division concurred that the four *Centerior* proposals were substantially duplicative. Finally, in *BellSouth Corporation* (January 14, 1999) ("*BellSouth*"), the first proposal requested that all incentive awards be "tied proportionately to the revenue growth at the end of the year." The second *BellSouth* proposal requested that all incentive awards be "tied proportionately to the price of the stock at the end of the year." The Division concurred that the *BellSouth* proposals were substantially duplicative.

Additionally, stockholders will likely be confused when asked to vote on two separate proposals that relate to substantially the same subject matter. Stockholders will rightfully ask what substantive difference exists between the Proposal and the Prior Proposal. Both request adoption of a bylaw amendment to ensure independent board leadership. This is precisely the type of stockholder confusion that Rule 14a-8(i)(11) was intended to eliminate.

Because the Corporation intends to include the Prior Proposal in its proxy materials for the 2009 Annual Meeting and the two proposals have the same core issue and principal focus, the Proposal may be excluded from the Corporation's proxy materials for the 2009 Annual Meeting pursuant to Rule 14a-8(i)(11) because it is substantially duplicative of the Prior Proposal which was previously submitted to the Corporation.

CONCLUSION

On the basis of the foregoing and on behalf of the Corporation, we respectfully request the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2009 Annual Meeting. Based on the Corporation's timetable for the 2009 Annual Meeting, a response from the Division by February 3, 2009 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 704-378-4718 or, in my absence, Teresa M. Brenner, Associate General Counsel of the Corporation, at 704-386-4238.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Andrew A. Gerber

cc: Teresa M. Brenner
John Chevedden

Exhibit A

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

~~Mr. Kenneth D. Lewis~~
Chairman
Bank of America Corporation (BAC)
Bank of America Corporate Center Fl 18
100 N Tryon St
Charlotte NC 28255
PH: 800 333-6262
PH: 704-386-5972
FX: 704 386-6699

Rule 14a-8 Proposal

Dear Mr. Lewis,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***) at: *** FISMA & OMB Memorandum M-07-16 *** to facilitate prompt and verifiable communications.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Willie Steiner (signature) — 10/28/08

William Steiner — Date

cc: Alice A. Herald
Corporate Secretary
PH: 704-386-1621
FX: 704-386-1670
FX: 704-719-8043
Kristin Oberheu <Kristin.M.Oberheu@bankofamerica.com>
FX: 704-409-0985

[BAC: Rule 14a-8 Proposal, November 3, 2008]
3 – Independent Lead Director

Resolved, Shareholders request that our Board take the steps necessary to adopt a bylaw to require that our company have an independent lead director whenever possible with clearly delineated duties, elected by and from the independent board members, to be expected to serve for more than one continuous year, unless our company at that time has an independent board chairman. The standard of independence would be the standard set by the Council of Institutional Investors which is simply an independent director is a person whose directorship constitutes his or her only connection to the corporation.

The clearly delineated duties at a minimum would include:

- Presiding at all meetings of the board at which the chairman is not present, including executive sessions of the independent directors.
- Serving as liaison between the chairman and the independent directors.
- Approving information sent to the board.
- Approving meeting agendas for the board.
- Approving meeting schedules to assure that there is sufficient time for discussion of all agenda items.
- Having the authority to call meetings of the independent directors.
- Being available for consultation and direct communication, if requested by major shareholders.

Statement of William Steiner

A key purpose of the Independent Lead Director is to protect shareholders' interests by providing independent oversight of management, including our CEO. An Independent Lead Director with clearly delineated duties can promote greater management accountability to shareholders and lead to a more objective evaluation of our CEO.

An Independent Lead Director should be selected primarily based on his qualifications as a Lead Director, and not simply default to the Director who has another designation on our Board. Additionally an Independent Lead Director should not be rotated out of this position each year just as he or she is gaining valuable Lead Director experience.

Please encourage our board to respond positively to this proposal and establish a Lead Director position in our bylaws to protect shareholders' interests when we do not have an independent Chairman:

Independent Lead Director –
Yes on 3

Notes:
William Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

Exhibit B

7. **Independent Director Definition**

7.1 **Introduction:** Members of the Council of Institutional Investors believe that the promulgation of a narrowly drawn definition of an independent director (coupled with a policy specifying that at least two-thirds of board members and all members of the audit, compensation and nominating committees should meet this standard) is in the corporation's and all shareowners' ongoing financial interest because:

- Independence is critical to a properly functioning board;
- Certain clearly definable relationships pose a threat to a director's unqualified independence in a sufficient number of cases that they warrant advance identification;
- The effect of a conflict of interest on an individual director is likely to be almost impossible to detect, either by shareowners or other board members; and
- While an across-the-board application of *any* definition to a large number of people will inevitably miscategorize a few of them, this risk is sufficiently small that it is far outweighed by the significant benefits.

The members of the Council recognize that independent directors do not invariably share a single set of qualities that are not shared by non-independent directors. Consequently no clear rule can unerringly describe and distinguish independent directors. However, the independence of the director depends on all relationships the director has, including relationships between directors, that may compromise the director's objectivity and loyalty to shareowners. It is the obligation of the directors to consider all relevant facts and circumstances, to determine whether a director is to be considered independent.

The members of the Council approved the following basic definition of an independent director:

7.2 **Basic Definition of an Independent Director:** An independent director is someone whose only nontrivial professional, familial or financial connection to the corporation, its chairman, CEO or any other executive officer is his or her directorship. Stated most simply, an independent director is a person whose directorship constitutes his or her only connection to the corporation.

7.3 **Guidelines for Assessing Director Independence:** The notes that follow are supplied to give added clarity and guidance in interpreting the specified relationships. A director will not be considered independent if he or she:

7.3a Is, or in the past 5 years has been, or whose relative is, or in the past 5 years has been, employed by the corporation or employed by or a director of an affiliate;

NOTES: An "affiliate" relationship is established if one entity either alone or pursuant to an arrangement with one or more other persons, owns or has the power to vote more than 20 percent of the equity interest in another, unless some other person, either alone or pursuant to an arrangement with one or more other persons, owns or has the power to vote a greater percentage of the equity interest. For these purposes, joint venture partners and general partners meet the definition of an affiliate, and officers and employees of joint venture enterprises and general partners are considered affiliated. A subsidiary is an affiliate if it is at least 20 percent owned by the corporation.

Affiliates include predecessor companies. A "predecessor" is an entity that within the last 5 years was party to a "merger of equals" with the corporation or represented more than 50 percent of the corporation's sales or assets when such predecessor became part of the corporation.

"Relatives" include spouses, parents, children, step-children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, aunts, uncles, nieces, nephews and first cousins, and anyone sharing the director's home.

7.3b Is, or in the past 5 years has been, or whose relative is, or in the past 5 years has been, an employee, director or **greater-than-20-percent** owner of a firm that is one of the corporation's or its affiliate's paid advisers or consultants or that receives revenue of at least $50,000 for being a paid adviser or consultant to an executive officer of the corporation;

NOTES: Advisers or consultants include, but are not limited to, law firms, auditors, accountants, insurance companies and commercial/investment banks. For purposes of this definition, an individual serving "of counsel" to a firm will be considered an employee of that firm.

The term "executive officer" includes the chief executive, operating, financial, legal and accounting officers of a company. This includes the president, treasurer, secretary, controller and any vice-president who is in charge of a principal business unit, division or function (such as sales, administration or finance) or performs a major policymaking function for the corporation.

7.3c Is, or in the past 5 years has been, or whose relative is, or in the past 5 years has been, employed by or has had a 5 percent or greater ownership interest in a third-party that provides payments to or receives payments from the corporation **and either: (i) such payments account for 1 percent of the third-party's or 1 percent of the corporation's consolidated gross revenues in any single fiscal year; or (ii) if the third-party is a debtor or creditor of the corporation and the amount owed exceeds 1 percent of the corporation's or third party's assets.** Ownership means beneficial or record ownership, not custodial ownership;

7.3d Has, or in the past 5 years has had, or whose relative has paid or received more than $50,000 in the past 5 years under, a personal contract with the corporation, an executive officer or any affiliate of the corporation;

NOTES: Council members believe that even small personal contracts, no matter how formulated, can threaten a director's complete independence. This includes any arrangement under which the director borrows or lends money to the corporation at rates better (for the director) than those available to normal customers—even if no other services from the director are specified in connection with this relationship;

7.3e Is, or in the past 5 years has been, or whose relative is, or in the past 5 years has been, an employee or director of a foundation, university or other non-profit organization that receives significant grants or endowments from the corporation, one of its affiliates or its executive officers or has been a *direct* beneficiary of *any* donations to such an organization;

NOTES: A "significant grant or endowment" is the lesser of $100,000 or 1 percent of total annual donations received by the organization.

7.3f Is, or in the past 5 years has been, or whose relative is, or in the past 5 years has been, part of an interlocking directorate in which the CEO or other employee of the corporation serves on the board of a third-party entity (for-profit or not-for-profit) employing the director or such relative;

7.3g Has a relative who is, or in the past 5 years has been, an employee, a director or a 5 percent or greater owner of a third-party entity that is a significant competitor of the corporation; or

7.3h Is a party to a voting trust, agreement or proxy giving his/her decision making power as a director to management except to the extent there is a fully disclosed and narrow voting arrangement such as those which are customary between venture capitalists and management regarding the venture capitalists' board seats.

The foregoing describes relationships between directors and the corporation. The Council also believes that it is important to discuss relationships between directors on the same board which may threaten either director's independence. A director's objectivity as to the best interests of the shareowners is of utmost importance and connections between directors outside the corporation may threaten such objectivity and promote inappropriate voting blocks. As a result, directors must evaluate all of their relationships with each other to determine whether the director is deemed independent. The board of directors shall investigate and evaluate such relationships using the care, skill, prudence and diligence that a prudent person acting in a like capacity would use.

(updated Oct. 7, 2008)

Exhibit C

Corporate Governance Guidelines

BANK OF AMERICA CORPORATION

Bank of America's goal in everything we do is reaching for higher standards - for our customers, our shareholders, our associates and our communities, upon which the future prosperity of our company rests. These Guidelines reflect the way we are striving for higher standards in corporate governance.

Director Responsibilities

The basic responsibility of the Board of Directors is to oversee the Company's businesses and affairs, exercising reasonable business judgment on behalf of the Company. In discharging that obligation, the Board relies on the honesty, integrity, business acumen and experience of the Company's management, as well as its outside advisors and the Company's independent registered public accounting firm.

All directors are expected to attend the Annual Meeting of Stockholders, board meetings and meetings of the committees on which they serve. Further, they are expected to prepare for each meeting in advance and to dedicate sufficient time at each meeting as necessary to properly discharge their responsibilities to the Company and its shareholders. Informational materials useful in preparing for meetings will be distributed to the Board in advance of each meeting.

The non-management directors will meet in executive session at each regularly scheduled Board meeting. The independent directors will meet in an executive session at least annually if there are non-management directors who are not independent.

A Lead Director, who will be an independent director pursuant to the current listing requirements of the trading venue on which the Company's common stock is traded and the Company's Director Independence Categorical Standards, will be elected by the independent directors annually. The duly elected Lead Director may be re-elected to successive terms. The Lead Director will chair the executive sessions or special meetings of the non-management and independent directors and will be deemed duly elected by the independent directors to preside at meetings of the Board of Directors in the absence of or at the request of the Chairman of the Board. In addition, the Lead Director is authorized to call special meetings of the independent directors at any time. The Lead Director's duties shall include acting as a liaison between the independent directors and the Chairman of the Board, approving meeting agendas and ensuring that appropriate information is sent to the Board of Directors, assuring the sufficiency of time for discussion at meetings of the Board of Directors, and providing a communication link between the other independent directors and the Company's stockholders.

Board Structure

Number of Directors. The Bylaws provide that the Company must have not less than 5 nor more than 30 directors. The Corporate Governance Committee will periodically review the appropriate size of the Board, with the objective of maintaining the necessary experience, expertise and independence without becoming too large to function efficiently.

Chairman of the Board. The positions of the Chairman of the Board and the Chief Executive Officer may be filled by the same individual or by different individuals.

Board Committees. The board will have at all times Audit, Compensation and Benefits and Corporate Governance Committees. The members of these committees will be "independent" as that term is defined from time to time by the listing standards of the New York Stock Exchange. Each committee has a charter that is posted on the Company's website. The board may establish additional committees as necessary or appropriate.

Director Qualifications

Director Independence Defined. The board has adopted categorical standards to assist the board in making the annual affirmative determination of each director's independence status. The director independence categorical standards are posted on the Company's website. A director will be considered "independent" if he or she meets the requirements of the categorical standards and the criteria for independence set forth from time to time in the listing standards of the New York Stock Exchange.

Majority Independent. The board will be composed of at least a majority of directors who are independent.

Director Assessment and Nomination. The Corporate Governance Committee will evaluate all director candidates and recommend nominees to the Board to fill vacancies or stand for election at the Annual Meeting, unless the Company has contractually granted the right to third parties to nominate directors.

Standards for Evaluating Candidates as Director-Nominees

To discharge their duties in identifying and evaluating individual nominees for directors, the Corporate Governance Committee and the board of directors shall consider the overall experience and expertise represented by the board as well as the qualifications of each candidate. In the evaluation process, the Corporate Governance Committee and the board shall take the following into account:

- At least a majority of the board must be comprised of independent directors.
- Candidates should be capable of working in a collegial manner with persons of different educational, business and cultural backgrounds.

- Candidates shall be individuals of the highest character and integrity who possess significant experience or skills that will benefit the Company.

- Candidates shall be free of conflicts of interest that would interfere with their ability to discharge their duties or would violate any applicable law or regulation.

- Candidates shall be capable of devoting the necessary time to discharge their duties, taking into account memberships on other boards and other responsibilities, and shall have the desire to represent the interests of all stockholders.

Majority Vote

A director who fails to receive the required number of votes for re-election in accordance with the Bylaws shall offer to resign. In addition, the director whose resignation is under consideration shall abstain from participating in any decision regarding that resignation. The Corporate Governance Committee and the Board may consider any factors they deem relevant in deciding whether to accept a director's resignation. The Board shall publicly disclose its decision regarding the resignation within ninety (90) days after the results of the election are certified. If the resignation is not accepted, the director will continue to serve until the next annual meeting and until the director's successor is elected and qualified.

The Board shall nominate for election or re-election as directors only candidates who agree to tender, following the annual meeting at which they are elected or re-elected as directors, irrevocable resignations that will be effective upon (i) the failure to receive the required vote at the next annual meeting at which they are nominated for re-election and (ii) Board acceptance of such resignation. In addition, the Board shall fill director vacancies and new directorships only with candidates who agree to tender, promptly following their appointment to the Board, the same form of resignation tendered by other directors in accordance with this Guideline.

Submission of Director Nominee Candidates to the Committee

The Corporate Governance Committee will consider candidates proposed by directors, management, search firms retained by the committee, and stockholders.

A stockholder or group of stockholders proposing a candidate to be considered by the Committee must submit the proposal in writing by no later than October 15 of the preceding year. The proposal must contain the following information:

- the name and address of the stockholder;
- a representation that the stockholder is a holder of the Company's voting stock (including the number and class of shares held);
- a description of all arrangements or understandings among the stockholder and the candidate and any other person or persons (naming such person or persons) pursuant to which the proposal is made by the stockholder;

- a statement signed by the candidate confirming that the candidate will serve if elected by the stockholders and will comply with the Company's Code of Ethics, Insider Trading Policy, Corporate Governance Guidelines and any other applicable rule, regulation, policy or standard of conduct applicable to the directors; and
- a description of the candidate's background and experience and the reasons why he or she meets the standards set forth above.

Age Limit and Change of Principal Occupation

A director who has reached the age of 72 will not be nominated for election to the board. A director, who changes his or her principal occupation, shall offer to resign. The Corporate Governance Committee, in conjunction with the Chairman of the Board, will determine whether to accept such resignation. Management directors shall resign from the board when they leave their officer positions.

Limits on Board and Audit Committee Memberships

No director shall serve on more than five public company boards in addition to the Company's Board. If a member of the Audit Committee wishes to serve on more than a total of three audit committees of public companies, the Board must approve the additional service before the director accepts the additional position.

Director Compensation

Director compensation shall be recommended by the Compensation Committee and shall be reviewed by the Committee on an annual basis.

Director Orientation and Continuing Education

All new directors must participate in the Company's orientation program for new directors in the year of their election or appointment. This orientation will include presentations by senior management to familiarize new directors with the Company's strategic plans, its significant financial, accounting and risk management issues, compliance programs, conflict policies, Code of Ethics, Insider Trading Policy and other policies.

The board encourages directors to participate in continuing education programs and reimburses directors for the expenses of such participation.

CEO Performance Evaluation and Succession Planning

The Compensation Committee shall conduct an annual review of the CEO's performance, and will report to the board the results of its evaluation.

The Board shall annually review the succession plan for the position of Chief Executive Officer.

Annual Performance Evaluation

The board shall conduct an annual self-evaluation to determine whether it and its committees are functioning effectively. The Corporate Governance Committee will report the results of the evaluation to the board.

Director Access to Officers, Employees and Independent Advisors

Directors have complete and open access to officers and employees of the Company. Any meetings or contacts that a director wishes to initiate may be arranged through the CEO or the Secretary or directly by the director.

The board and its committees may retain independent advisors at the Company's expense.

Strategic Planning

As part of its oversight responsibility, the board ensures that management develops strategic plans for the Company's business and periodically reviews its plans with the board.

Minimum Stock Ownership by Executive Officers and Directors

In order to align the interests of the Company's executive officers and directors with those of the Company's shareholders, the board has adopted the following minimum stock ownership requirements:

CEO: 500,000 shares

Executive Officers: 150,000 shares

Directors: 10,000 shares

All full value shares beneficially owned are included in the calculation. Stock options are not included. New executive officers and directors will have up to five years to achieve compliance. Directors will not sell the restricted stock they receive as compensation (except as necessary to pay taxes upon vesting) until termination of their service.

Ethical Business Environment

One of the board's key responsibilities is to ensure that the Company, through its management, maintains high ethical standards and effective policies and practices designed to protect the Company's reputation, assets and business.

Charitable Giving and Political Contributions

The board will annually review a report on the Company's charitable giving and political contribution programs.

Communications with the Board of Directors

Parties who wish to communicate with the board or a committee may send a letter to the Secretary at Bank of America Corporation, 101 South Tryon Street, NC1-002-29-01, Charlotte, North Carolina 28255. The letter should indicate whether the communication is intended for the board or one of its committees. The Corporate Secretary or the secretary of the designated committee may sort or summarize the communications as appropriate. Communications, which are commercial solicitations, customer complaints, incoherent or obscene, will not be forwarded to the board.

Related Person Transactions

The Corporate Governance Committee shall review and approve or ratify any transaction or series of transactions where the aggregate amount involved will or may be expected to exceed $120,000 in any fiscal year, the Company is a participant and a related person (as defined below) has or will have a direct or indirect material interest. Any committee member who is a related person with respect to a transaction under review may not participate in the deliberations or vote respecting such approval, provided, however, that such director may be counted in determining the presence of a quorum at a meeting of the committee which considers the transaction.

On a semi-annual basis, each of the Company's directors and executive officers and each holder of 5% or more of the Company's outstanding common stock shall complete a questionnaire that, among other things, requests information regarding related persons and their transactions or relationships with the Company. Upon receipt of the questionnaire responses, the Legal and Compliance departments shall conduct a review to determine if there are any transactions subject to this policy that have not previously been approved or ratified by the Corporate Governance Committee. Any such transactions shall be submitted for consideration by the Corporate Governance Committee.

When considering a request for approval or ratification of a transaction, the Corporate Governance Committee may consider, among other things: (a) the nature of the related person's interest in the transaction; (b) whether the transaction involves arms-length bids or market prices and terms; (c) the materiality of the transaction to each party; (d) the availability of the product or service through other sources; (e) whether the Company's Code of Ethics could be implicated or the Company's reputation put at risk; (f) whether the transaction would impair the judgment of a director or executive officer to act in the best interest of the Company; (g) the acceptability of the transaction to the Company's regulators; and (h) in the case of a non-employee director, whether the transaction would impair his or her independence or status as an "outside" or "non-employee" director.

For purposes of this guideline, (a) "related person" means any director, nominee for election as a director or executive officer of the Company, any person owning 5% or more of any series of the Company's voting securities, or any of their immediate family members, and (b) "immediate family member" means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in law, daughter-in-law, brother-in-law, sister-in-law, or any person (other than a tenant or employee) sharing the household.

The Board has determined that each of the following types of transactions does not create or involve a direct or indirect material interest on the part of the related person and therefore do not require review or approval under this policy:

(i) Any financial services, including brokerage services, banking services, loans, insurance services and other financial services provided by the Company to any related person, provided that the services are (a) provided in the ordinary course of business, (b) on substantially the same terms as those prevailing at the time for comparable services provided to non-affiliates and (c) in compliance with applicable law, including the Sarbanes-Oxley Act of 2002 and Regulation O of the Board of Governors of the Federal Reserve Board.

(ii) Transactions involving the purchase or sale of products or services not described in clause (i) above in which the related person's interest derives solely from his or her service as an executive officer or employee of another corporation or organization that is a party to the transaction, provided that payments from or to the Company for such products or services in any fiscal year do not exceed the greater of $1 million or 2% of the other entity's consolidated gross revenues for the most recently ended fiscal year for which total revenue information is available.

(iii) Transactions in which the related person's interest derives solely from his or her service as a director of, or his or her ownership of less than 10% of the equity interest (other than a general partnership interest) in, another corporation or organization that is a party to the transaction.

(iv) Transactions in which the related person's interest derives solely from his or her ownership of a class of equity securities of the Company and all holders of that class of equity securities received the same benefit on a pro rata basis.

(v) Transactions in which the related person's interest derives solely from his or her service as a director, trustee or officer (or similar position) of a not-for-profit organization, foundation or university that receives donations from the Company (excluding for this purpose matching funds paid by the Company or the Bank of America Foundation as a result of donations by the Company's directors or associates), provided that such donations in any fiscal year do not exceed the greater of $1 million or 5% of the other entity's consolidated gross revenues for the most recently ended fiscal year for which total revenue information is available.

(vi) Transactions where the rates or charges involved are determined by competitive bids, or involve the rendering of services as a common or contract carrier, or public utility, at rates or charges fixed in conformity with law or governmental authority.

(vii) Employment and compensation arrangements for any executive officer and compensation arrangements for any director, provided that such arrangements have been approved by the Compensation Committee or the Board.

Incentive Compensation Recoupment Policy

If the Board or an appropriate Board committee has determined that any fraud or intentional misconduct by one or more executive officers caused, directly or indirectly, the Corporation to restate its financial statements, the Board or committee shall take, in its sole discretion, such action as it deems necessary to remedy the misconduct and prevent its recurrence. The Board or committee may require reimbursement of any bonus or incentive compensation awarded to such officers and/or effect the cancellation of unvested restricted stock or outstanding stock option awards previously granted to such officers in the amount by which such compensation exceeded any lower payment that would have been made based on the restated financial results.

Exhibit D

SEIU
Stronger Together

October 24, 2008

Attn: Corporate Secretary

Alice A. Herald
Deputy General Counsel and Corporate Secretary
Bank of America Corporation
101 South Tryon Street
NC1-002-29-01
Charlotte, NC 28255

Via email: alice.herald@bankofamerica.com
And via facsimile: 704-719-0843; 704-409-0985

Dear Ms. Herald:

On behalf of the SEIU Master Trust ("the Trust"), I write to give notice that, pursuant to the 2008 proxy statement of Bank of America Corp. (the "Company"), the Trust intends to present the attached proposal (the "Proposal") at the 2009 annual meeting of shareholders (the "Annual Meeting"). The Trust requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Trust has owned the requisite number of Bank of America shares for the requisite time period. The Trust intends to hold these shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Trust or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. Proof of share ownership is being sent to you under separate cover, shortly after this mailing. Please contact me at (202)730-7051 if you have any questions.

Sincerely,

Stephen Abrecht
Executive Director of Benefit Funds

SERVICE EMPLOYEES
INTERNATIONAL UNION, CLC

SEIU MASTER TRUST
11 Dupont Circle, N.W., Ste. 900
Washington, DC 20036-1202
202.730.7500
800.458.1010
www.SEIU.org

Independent Chairman

RESOLVED: Pursuant to Section 109 of the Delaware General Corporation Law, the stockholders of Bank of America Corporation ("Bank of America") hereby amend the bylaws to add the following text to the end of Article VI, Section 7:

"The Chairman of the Board shall be a director who is independent from the Corporation. For purposes of this Bylaw, "independent" has the meaning set forth in the New York Stock Exchange ("NYSE") listing standards, unless the Corporation's common stock ceases to be listed on the NYSE and is listed on another exchange, in which case such exchange's definition of independence shall apply. If the Board of Directors determines that a Chairman who was independent at the time he or she was selected is no longer independent, the Board of Directors shall select a new Chairman who satisfies the requirements of this Bylaw within 60 days of such determination. Compliance with this Bylaw shall be excused if no director who qualifies as independent is elected by the stockholders or if no director who is independent is willing to serve as Chairman of the Board. This Bylaw shall apply prospectively, so as not to violate any contractual obligation of the Corporation in effect when this Bylaw was adopted."

SUPPORTING STATEMENT

Bank of America's CEO Kenneth Lewis currently serves as Chairman of the Board. Yet, the tasks of CEO and chairman are very different and often conflict, and combining the roles inherently leads some companies to focus aggressively on the short-term. Developing objective oversight of management is crucial to Bank of America's long-term, *sustainable* growth prospects because:

- CEOs, particularly in the financial sector, are encouraged to be risk-takers, and an independent chairman serves as a practical check on the overall risk appetite of the CEO. And 82% of CFOs support separating the Chairman and CEO roles, according to a Grant Thornton national survey *(3/08)*.

- Directors face more difficulty in ousting a poor-performing CEO when that executive is also the Chairman; and the Company is doubly impacted—usually during a time of crisis—since it loses its chairman and top manager simultaneously.

- Independent board leadership helps address the irrational incentives that allow financial industry executives to take on excessive short term-risk in order to boost personal compensation. CEO Lewis received $24.8 million in compensation in 2007, almost four times his median peer group (*RMG/ISS Proxy Report 4/9/08*), when the Board's Compensation Committee determined that the Company "had significantly missed [our] goals" *(2008 Proxy p26)* and when Bank of America substantially underperformed the S&P and its GICS peers for the one-, three-, and five-year periods in shareholder returns *(ISS 4/9/08)*.

Bank of America is a stalwart institution, impacting the global economy. Yet as investors have so clearly witnessed, sheer size does not protect one from failure. Improved risk management and oversight is critical to the Company's sustained success, especially in the wake of challenging acquisitions.

We therefore urge stockholders to vote FOR this Proposal.

EXHIBIT E

HUNTON & WILLIAMS

HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

FILE NO: 46123.74

December 9, 2008

Rule 14a-8

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
101 F Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by Ray T. Chevedden

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as counsel to Bank of America Corporation, a Delaware corporation (the "Corporation"), we request confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits from its proxy materials for the Corporation's 2009 Annual Meeting of Stockholders (the "2009 Annual Meeting") the proposal described below for the reasons set forth herein. The statements of fact included herein represent our understanding of such facts.

GENERAL

The Corporation received a proposal and supporting statement dated October 20, 2008, as updated on November 17, 2008 (the "Proposal"), from Ray T. Chevedden (the "Proponent") for inclusion in the proxy materials for the 2009 Annual Meeting. The Proposal is attached hereto as **Exhibit A**. The 2009 Annual Meeting is scheduled to be held on or about April 29, 2009. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 18, 2009.

Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that

it may exclude the Proposal;

2. Six copies of the Proposal; and

3. Six copies of the opinion of Richards, Layton & Finger, P.A., Delaware counsel.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2009 Annual Meeting.

SUMMARY OF PROPOSAL

The Proposal asks the "board to take the steps necessary to amend our bylaws **and** each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings." (emphasis added) The Proposal further requires that the "bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board."

REASONS FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2009 Annual Meeting pursuant to Rules 14a-8(i)(2) and (i)(6). The Proposal may be excluded pursuant to Rule 14a-8(i)(2) because, if implemented, it would cause the Corporation to violate Delaware law. The Proposal may also be excluded pursuant to Rule 14a-8(i)(6) because the Corporation lacks the power to implement the Proposal.

1. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(2) because implementation of the Proposal would require the Corporation to violate Delaware law.

Rule 14a-8(i)(2) permits a company to exclude a stockholder proposal if implementation of the proposal would cause it to violate any state, federal or foreign law to which it is subject. The Corporation is incorporated under the laws of the State of Delaware. For the reasons set forth below and in the legal opinion regarding Delaware law from Richards, Layton & Finger, P.A., attached hereto as **Exhibit B** (the "RLF Opinion"), the Corporation believes that the Proposal is excludable under Rule 14a-8(i)(2) because, if implemented, the Proposal would cause the Corporation to violate the General Corporation Law of the State of Delaware (the "DGCL").

The first sentence of the Proposal requests that the Board of Directors of the Corporation (the "Board") "take the steps necessary" to amend the Corporation's Bylaws and each appropriate governing document to provide the holders of 10% of the Corporation's outstanding common stock with the power to call special meetings of stockholders. The second sentence of the Proposal provides that any "exception or exclusion conditions" applying to the stockholders' power to call a special meeting must also be applied to the Corporation's "management" or the Board. One "exception or exclusion condition" imposed on the stockholders' power to call special meetings under the Proposal is their holding 10% or more of the Corporation's outstanding common stock. Accordingly, the Proposal would have the effect of requiring the directors to hold at least 10% of the Corporation's outstanding common stock to call a special meeting of stockholders. As a result, for the reasons set forth below, the Proposal, if implemented, would violate the DGCL. This conclusion is supported by the RLF Opinion.

As noted in the RLF Opinion, Section 211(d) of the DGCL governs the calling of special meetings of stockholders. That subsection provides: "Special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws." Thus, Section 211(d) vests the board of directors of a Delaware corporation with the power to call special meetings, but gives the corporation the authority, through its certificate of incorporation or bylaws, to give other parties the right to call special meetings. The Proposal seeks to restrict the Board's power to call special meetings (other than through an ordinary process-based bylaw). Such limitation, however, cannot be implemented through the Corporation's Bylaws. Section 141(a) of the DGCL expressly provides that if there is to be any deviation from the general mandate that the board of directors manage the business and affairs of the corporation, such deviation must be provided in the DGCL or a company's certificate of incorporation. The Corporation's Certificate of Incorporation does not provide for any limitations on the Board's power to call special meetings, and, unlike other provisions of the DGCL that allow a board's statutory authority to be modified through the bylaws, Section 211(d) does not provide that the board's power to call special meetings may be modified through the bylaws. *See* 8 Del. C. § 211(d). Further, as discussed in the RLF Opinion, "the phrase 'except as otherwise provided in this chapter' set forth in Section 141(a) [of the DGCL] does not include bylaws adopted pursuant to Section 109(b) of the [DGCL] that could disable the board entirely from exercising its statutory power." A long line of Delaware case law discusses the implicit distinction found in Section 141 of the DGCL between the roles of stockholders and directors. In Aronson v. Lewis, the Delaware Supreme Court stated, "[a] cardinal precept of the [DGCL] is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805 (Del. 1984). *See also*, McMullin v. Beran, 765 A.2d 910, 916 (Del. 2000); Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281, 1291 (Del. 1998). Thus, the Proposal, which seeks to amend the Corporation's Bylaws to include a provision conditioning the Board's power to call special

meetings on the directors' ownership of at least 10% of the outstanding common stock, would, if implemented, violate the DGCL.

Because the Proposal seeks to modify or eliminate a "core" power of the Board, the Proposal may not be implemented through the Corporation's Certificate of Incorporation. Section 102(b)(1) of the DGCL provides that a certificate of incorporation may not contain any provisions contrary to the laws of the State of Delaware. As further explained in the RLF Opinion, any provision adopted pursuant to Section 102(b)(1) that is contrary to Delaware law would be invalid. *See* Sterling v. Mayflower Hotel Corp., 93 A.2d 107, 118 (Del. 1952). Recently, in Jones Apparel Group, Inc. v. Maxwell Shoe Co., the Court suggested that certain statutory rights involving "core" director duties may not be modified or eliminated through a certificate of incorporation. Jones Apparel Group, Inc. v. Maxwell Shoe Co., 883 A.2d 837 (Del. Ch. 2004). In this case, the Court indicated that certain powers vested in the board, particularly those touching upon the directors' discharge of their fiduciary duties, are fundamental to the proper functioning of the corporation and therefore cannot be modified or eliminated. *Id.* at 852.

As discussed in the RLF Opinion, the board's statutory power to call special meeting without limitation or restriction under Section 211(d) of the DGCL is a "core" power reserved to the board. The RLF Opinion states that "[c]onsequently, any provision of a certificate of incorporation purporting to infringe upon that fundamental power (other than an ordinary process-based limitation) would be invalid." While a certificate of incorporation and/or bylaws may expand the ability of directors or other persons to call special meetings, a certificate of incorporation and/or bylaws may not limit the express power of the board of directors to call special meetings in the manner proposed in the Proposal.

Finally, as the RLF Opinion notes,

> the "savings clause" that purports to limit the mandates of the Proposal "to the fullest extent permitted by state law" is a nullity. The "savings clause" does not resolve the conflict between the charter provision contemplated by the Proposal and the dictates of the General Corporation Law. Section 211(d), read together with Sections 102(b)(1) and 109(b), allows for no limitations on the board's power to call a special meeting (other than ordinary process-based limitations); thus, there is no "extent" to which the restriction on that power contemplated by the Proposal would otherwise be permitted by state law. In our view, the "savings clause" does little more than acknowledge that the Proposal, if implemented, would be invalid under the [DGCL].

(footnote omitted) Accordingly, for the reasons set forth above and as supported by the RLF Opinion, the Corporation believes the Proposal is excludable pursuant to Rule 14a-8(i)(2) because implementation of the Proposal would cause the Corporation to violate applicable state law.

2. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(6) because it lacks the power and authority to implement the Proposal.

Rule 14a-8(i)(6) provides that a company may omit a proposal "if the company would lack the power or authority to implement the proposal." The discussion set forth in section 1 above is incorporated herein. As noted above, the Proposal cannot be implemented without violating Delaware law and accordingly, the Corporation lacks the power and authority to implement the Proposal. The Division has consistently permitted the exclusion of stockholder proposals pursuant to Rule 14a-8(i)(6) if a proposal would require the company to violate the law. *See Xerox Corporation* (February 23, 2004) and *SBC Communications Inc.* (January 11, 2004). Based on the foregoing, the Corporation lacks the power and legal authority to implement the Proposal and thus, the Proposal may be excluded under Rule 14a-8(i)(6).

CONCLUSION

On the basis of the foregoing and on behalf of the Corporation, we respectfully request the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2009 Annual Meeting. Based on the Corporation's timetable for the 2009 Annual Meeting, a response from the Division by February 3, 2009 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 704-378-4718 or, in my absence, Teresa M. Brenner, Associate General Counsel of the Corporation, at 704-386-4238.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Andrew A. Gerber

cc: Teresa M. Brenner
John Chevedden

HUNTON & WILLIAMS

EXHIBIT A

Ray T. Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Kenneth D. Lewis
Chairman
Bank of America Corporation (BAC)
Bank of America Corporate Center Fl 18
100 N Tryon St
Charlotte NC 28255
PH: 800 333-6262
PH: 704-386-5972

NOV. 17, 2008 UPDATE

Rule 14a-8 Proposal

Dear Mr. Lewis,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***) at:
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt and verifiable communications.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Ray T. Chevedden 10-19-08
Ray T. Chevedden Date
Ray T. Chevedden and Veronica G. Chevedden Family Trust 050490
Shareholder

cc: Alice A. Herald
Corporate Secretary
PH: 704-386-1621
FX: 704-386-1670
FX: 704-719-8043
Kristin Oberheu <Kristin.M.Oberheu@bankofamerica.com>
FX: 704-409-0985

[BAC: Rule 14a-8 Proposal, October 20, 2008, Updated November 17, 2008]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of Ray T. Chevedden

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

Fidelity and Vanguard have supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favor this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, take special meeting rights into consideration when assigning company ratings.

Merck (MRK) shareholders voted 57% in favor of a proposal for 10% of shareholders to have the right to call a special meeting. This proposal topic also won from 55% to 69%-support (based on 2008 yes and no votes) at the following companies:

Entergy (ETR)	55%	Emil Rossi (Sponsor)
International Business Machines (IBM)	56%	Emil Rossi
Kimberly-Clark (KMB)	61%	Chris Rossi
CSX Corp. (CSX)	63%	Children's Investment Fund
Occidental Petroleum (OXY)	66%	Emil Rossi
FirstEnergy Corp. (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:
Ray T. Chevedden, *** FISMA & OMB Memorandum M-07-16 *** submitted this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

HUNTON & WILLIAMS

EXHIBIT B

RICHARDS LAYTON & FINGER

December 8, 2008

Bank of America Corporation
Bank of America Corporate Center Fl 18
100 N Tryon St
Charlotte, NC 28255

Re: Stockholder Proposal Submitted by Ray T. Chevedden

Ladies and Gentlemen:

We have acted as special Delaware counsel to Bank of America Corporation, a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by Ray T. Chevedden (the "Proponent") that the Proponent intends to present at the Company's 2009 annual meeting of stockholders (the "Annual Meeting"). In this connection, you have requested our opinion as to a certain matter under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For the purpose of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Amended and Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware (the "Secretary of State") on April 28, 1999, as amended by the Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Company, as filed with the Secretary of State on March 29, 2004 (collectively, the "Certificate of Incorporation");

(ii) the Bylaws of the Company, as amended on January 24, 2007 (the "Bylaws"); and

(iii) the Proposal and the supporting statement thereto.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified,

One Rodney Square ■ 920 North King Street ■ Wilmington, DE 19801 ■ Phone: 302-651-7700 ■ Fax: 302-651-7701

www.rlf.com

conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

The Proposal

The Proposal reads as follows:

> RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Discussion

You have asked our opinion as to whether implementation of the Proposal would violate Delaware law. For the reasons set forth below, in our opinion, implementation of the Proposal by the Company would violate the General Corporation Law.

The first sentence of the Proposal requests that the Board of Directors of the Company (the "Board") "take the steps necessary" to amend the Bylaws and/or Certificate of Incorporation to provide the holders of 10% of the Company's outstanding common stock with the power to call special meetings of stockholders. The second sentence of the Proposal provides that any "exception or exclusion conditions" applying to the stockholders' power to call a special meeting must also be applied to the Company's "management" or the Board. One "exception or exclusion condition" imposed on the stockholders' power to call special meetings under the Proposal is their holding 10% or more of the Company's outstanding common stock. As applied equally to the Board pursuant to the language of the Proposal, this exception would require the directors to hold at least 10% of the Company's outstanding common stock to call a special meeting of stockholders. For purposes of this opinion, we have assumed that the Proposal would be read to have this effect. Notably, the Proposal does not seek to impose a process-based limitation on the Board's power to call special meetings (e.g., requiring unanimous Board approval to call special meetings), but instead purports to preclude the Board from calling special

meetings unless the directors have satisfied an external condition—namely, the ownership of 10% of the Company's outstanding common stock—that is unrelated to the process through which the Board makes decisions. As a result of this restriction, for the reasons set forth below, the Proposal, if implemented, would violate the General Corporation Law.

Section 211(d) of the General Corporation Law governs the calling of special meetings of stockholders. That subsection provides: "Special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws." 8 Del. C. § 211(d). Thus, Section 211(d) vests the board of directors with the power to call special meetings, but gives the corporation the authority, through its certificate of incorporation or bylaws, to give other parties the right to call special meetings. In considering whether implementation of the Proposal would violate the General Corporation Law, the relevant question is whether a provision conditioning the Board's power to call special meetings on the directors' ownership of at least 10% of the outstanding common stock would be valid if included in the Certificate of Incorporation or Bylaws. In our opinion, such a provision, whether included in the Certificate of Incorporation or Bylaws, would be invalid.

A. The Provision Contemplated by the Proposal May Not Be Validly Included in the Bylaws.

Because the Proposal seeks to restrict the Board's power to call special meetings (other than through an ordinary process-based bylaw)[1], the Proposal could not be implemented through the Bylaws. The directors of a Delaware corporation are vested with the power and authority to manage the business and affairs of the corporation. Section 141(a) of the General Corporation Law provides, in relevant part, as follows:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of

[1] The Delaware courts have distinguished "process-oriented" bylaws regulating the procedures through which board decisions are made from bylaws that purport to intrude upon the board's substantive decision-making authority. See CA, Inc. v. AFSCME Employees Pension Plan, 953 A.2d 227, 234-35 (Del. 2008) (footnotes omitted) ("It is well-established Delaware law that a proper function of bylaws is not to mandate how the board should decide specific substantive business decisions, but rather, to define the process and procedures by which those decisions are made. . . . Examples of the procedural, process-oriented nature of bylaws are found in both the DGCL and the case law. For example, 8 Del. C. § 141(b) authorizes bylaws that fix the number of directors on the board, the number of directors required for a quorum (with certain limitations), and the vote requirements for board action. 8 Del. C. § 141(f) authorizes bylaws that preclude board action without a meeting.").

> directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

8 Del. C. § 141(a) (emphasis added). Section 141(a) expressly provides that if there is to be any deviation from the general mandate that the board of directors manage the business and affairs of the corporation, such deviation must be provided in the General Corporation Law or the certificate of incorporation. Id.; see, e.g., Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966). The Certificate of Incorporation does not provide for any limitations on the Board's power to call special meetings, and, unlike other provisions of the General Corporation Law that allow the Board's statutory authority to be modified through the bylaws,[2] Section 211(d) does not provide that the board's power to call special meetings may be modified through the bylaws. See 8 Del. C. § 211(d). Moreover, the phrase "except as otherwise provided in this chapter" set forth in Section 141(a) does not include bylaws adopted pursuant to Section 109(b) of the General Corporation Law that could disable the board entirely from exercising its statutory power. In CA, Inc. v. AFSCME Employees Pension Plan, 953 A.2d 227, 234-35 (Del. 2008), the Delaware Supreme Court, when attempting to determine "the scope of shareholder action that Section 109(b) permits yet does not improperly intrude upon the directors' power to manage [the] corporation's business and affairs under Section 141(a)," indicated that while reasonable bylaws governing the board's decision-making process are generally valid, those purporting to divest the board entirely of its substantive decision-making power and authority are not. See id. ("It is well-established Delaware law that a proper function of bylaws is not to mandate how the board should decide specific substantive business decisions, but rather, to define the process and procedures by which those decisions are made.... Traditionally, the bylaws have been the corporate instrument used to set forth the rules by which the corporate board conducts its business.").

The Court's observations in CA are consistent with the long line of Delaware cases highlighting the distinction implicit in Section 141(a) of the General Corporation Law between the role of stockholders and the role of the board of directors. As the Delaware Supreme Court has stated, "[a] cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984). See also McMullin v. Beran, 765 A.2d 910, 916 (Del. 2000) ("One of the fundamental principles of the Delaware General Corporation Law statute is that the business affairs of a corporation are managed by or under the direction of its board of directors.") (citing 8 Del. C. § 141(a)); Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281, 1291 (Del. 1998) ("One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation.") (footnote omitted). The rationale for these statements is as follows:

[2] For example, Section 141(f) authorizes the board to act by unanimous written consent "[u]nless otherwise restricted by the certificate of incorporation or bylaws." See 8 Del. C. § 141(f).

> Stockholders are the equitable owners of the corporation's assets. However, the corporation is the legal owner of its property and the stockholders do not have any specific interest in the assets of the corporation. Instead, they have the right to share in the profits of the company and in the distribution of its assets on liquidation. Consistent with this division of interests, the directors rather than the stockholders manage the business and affairs of the corporation and the directors, in carrying out their duties, act as fiduciaries for the company and its stockholders.

Norte & Co. v. Manor Healthcare Corp., C.A. Nos. 6827, 6831, slip op. at 9 (Del. Ch. Nov. 21, 1985) (citations omitted); see also Paramount Communications Inc. v. Time Inc., C.A. Nos. 10866, 10670, 10935, slip op. at 77-78 (Del. Ch. July 14, 1989), aff'd, 571 A.2d 1140 (Del. 1989) ("The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares.").[3] Because the bylaw contemplated by the Proposal would go well beyond governing the process through which the Board determines whether to call special meetings – in fact, it would potentially have the effect of disabling the Board from exercising its statutorily-granted power to call special meetings – such bylaw would be invalid under the General Corporation Law.

B. The Provision Contemplated by the Proposal May Not Be Validly Included in the Certificate of Incorporation.

Because the Proposal seeks to modify or eliminate a "core" power of the Board, the Proposal may not be implemented through the Certificate of Incorporation. Section 102(b)(1) of the General Corporation Law provides that a certificate of incorporation may contain:

> Any provision for the management of the business and for the conduct of the affairs of the corporation, and any provision creating, defining, limiting and regulating the powers of the corporation, the directors, and the stockholders, or any class of the stockholders . . . ; if such provisions are not contrary to the laws of [the State of Delaware].

[3] But see UniSuper Ltd. v. News Corp., 2005 WL 3529317 (Del. Ch. Dec. 20, 2005). In that case, the Court held that a board of directors could agree, by adopting a board policy and promising not to subsequently revoke the policy, to submit the final decision whether to adopt a stockholder rights plan to a vote of the corporation's stockholders. The board's voluntary agreement to contractually limit its discretion in UniSuper, however, is distinguishable from the instant case. The bylaw contemplated by the Proposal, if adopted by the stockholders and implemented, would potentially result in stockholders divesting the Board of its statutory power to call special meetings.

8 Del. C. § 102(b)(1) (emphasis added). Thus, a corporation's ability to curtail the directors' powers through the certificate of incorporation is not without limitation. Any provision adopted pursuant to Section 102(b)(1) that is otherwise contrary to Delaware law would be invalid. In Sterling v. Mayflower Hotel Corp., 93 A.2d 107, 118 (Del. 1952), the Court found that a charter provision is "contrary to the laws of [Delaware]" if it transgresses "a statutory enactment or a public policy settled by the common law or implicit in the General Corporation Law itself."

The Court in Loew's Theatres, Inc. v. Commercial Credit Co., 243 A.2d 78, 81 (Del. Ch. 1968), adopted this view, noting that "a charter provision which seeks to waive a statutory right or requirement is unenforceable." More recently, the Court in Jones Apparel Group, Inc. v. Maxwell Shoe Co., 883 A.2d 837 (Del. Ch. 2004), suggested that certain statutory rights involving "core" director duties may not be modified or eliminated through the certificate of incorporation. The Jones Apparel Court observed:

> [Sections] 242(b)(1) and 251 do not contain the magic words ["unless otherwise provided in the certificate of incorporation"] and they deal respectively with the fundamental subjects of certificate amendments and mergers. Can a certificate provision divest a board of its statutory power to approve a merger? Or to approve a certificate of amendment? Without answering those questions, I think it fair to say that those questions inarguably involve far more serious intrusions on core director duties than does [the provision at issue]. I also think that the use by our judiciary of a more context- and statute-specific approach to police "horribles" is preferable to a sweeping rule that denudes § 102(b)(1) of its utility and thereby greatly restricts the room for private ordering under the DGCL.

Id. at 852. While the Court in Jones Apparel recognized that certain provisions for the regulation of the internal affairs of the corporation may be made subject to modification or elimination through the private ordering system of the certificate of incorporation and bylaws, it indicated that other powers vested in the board—particularly those touching upon the directors' discharge of their fiduciary duties—are so fundamental to the proper functioning of the corporation that they cannot be so modified or eliminated. Id.

The structure of, and legislative history surrounding, Section 211(d) confirm that the board's statutory power to call special meetings, without limitation or restriction, is a "core" power reserved to the board. Consequently, any provision of the certificate of incorporation purporting to infringe upon that fundamental power (other than an ordinary process-based limitation) would be invalid. As noted above, Section 211(d) provides that "[s]pecial meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws." Section 211(d) was adopted in 1967 as part of the wholesale revision of the General Corporation Law. In the review of Delaware's corporate law prepared for the committee tasked with submitting the revisions, it was

noted, in respect of then-proposed Section 211(d), "[m]any states specify in greater or less detail who may call special stockholder meetings," and it was "suggested that the common understanding be codified by providing that special meetings may be called by the board of directors or by any other person authorized by the by-laws or the certificate of incorporation." Ernest L. Folk, III, Review of the Delaware Corporation Law for the Delaware Corporation Law Revision Committee, at 112 (1968). It was further noted that "it is unnecessary (and for Delaware, undesirable) to vest named officers, or specified percentages of shareholders (usually 10%), with statutory, as distinguished from by-law, authority to call special meetings . . ." Id. The language of the statute, along with the gloss provided by the legislative history, clearly suggests that the power to call special meetings is vested by statute in the board, without limitation, and that other parties may be granted the right to do so through the certificate of incorporation and bylaws. While the certificate of incorporation and/or bylaws may expand the statutory default with regard to the calling of special meetings (i.e., parties other than the board of directors may be authorized to call special meetings), the certificate of incorporation and/or bylaws may not limit the express power of the board of directors to call special meetings, except through ordinary process-based limitations.

That the board of directors' power to call special meetings must remain unfettered (other than through ordinary process-based limitations)[4] is consistent with the most fundamental precept of the General Corporation Law: the board of directors is charged with a fiduciary duty to manage the business and affairs of the corporation. That duty may require the board of directors to call a special meeting at any time (regardless of the directors' ownership of the corporation's then-outstanding stock) to present a significant matter to a vote of the stockholders. Indeed, the Delaware courts have indicated that the calling of special meetings is one of the principal acts falling within the board's duty to manage the business and affairs of the corporation. See Campbell v. Loew's, Inc., 134 A.2d 852, 856 (Del. Ch. 1957) (upholding a bylaw granting the corporation's president the power to call special meetings and noting that the grant of such power did "not impinge upon the statutory right and duty of the board to manage the business of the corporation"). "[T]he fiduciary duty of a Delaware director is unremitting," Malone v. Brincat, 722 A.2d 5, 10 (Del. 1998). It does not abate during those times when the directors fail to meet a specified stock-ownership threshold. As the Delaware Supreme Court has stated, "[a] cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson, 473 A.2d at 811. See also Quickturn Design, 721 A.2d at 1291 ("One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation.") (footnote omitted).

Finally, the "savings clause" that purports to limit the mandates of the Proposal "to the fullest extent permitted by state law" is a nullity. The "savings clause" does not resolve the conflict between the charter provision contemplated by the Proposal and the dictates of the General Corporation Law. Section 211(d), read together with Sections 102(b)(1) and 109(b),

---

[4] See supra, n. 1.

allows for no limitations on the board's power to call a special meeting (other than ordinary process-based limitations)[5]; thus, there is no "extent" to which the restriction on that power contemplated by the Proposal would otherwise be permitted by state law. In our view, the "savings clause" does little more than acknowledge that the Proposal, if implemented, would be invalid under the General Corporation Law.

Conclusion

Based upon and subject to the foregoing, and subject to the limitations stated herein, it is our opinion that the Proposal, if adopted by the stockholders and implemented by the Board, would be invalid under the General Corporation Law.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the SEC in connection with the matters addressed herein and that you may refer to it in your proxy statement for the Annual Meeting, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

CSB/TNP

[5] See supra, n. 1.

HUNTON & WILLIAMS

HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

FILE NO: 46123.74

December 19, 2008

Rule 14a-8

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Supplemental Letter for Stockholder Proposal Submitted by Ray T. Chevedden (through John Chevedden)

Ladies and Gentlemen:

By letter dated December 9, 2008 (the "Initial Letter"), on behalf of Bank of America Corporation (the "Corporation"), we requested confirmation that the staff of the Division of Corporation Finance (the "Division") would not recommend enforcement action if the Corporation omitted a proposal (the "Proposal") received from John Chevedden on behalf of Ray T. Chevedden (the "Proponent") from its proxy materials for the 2009 Annual Meeting for the reasons set forth therein. The Initial Letter is attached hereto as **Exhibit A**. This letter is also in response to a letter from John Chevedden dated December 11, 2008, which is attached hereto as **Exhibit B**.

As counsel to the Corporation, we hereby supplement the Initial Letter and request confirmation that the Division will not recommend enforcement action if the Corporation omits the Proposal from its proxy materials for the 2009 Annual Meeting for the additional reason set forth herein. This letter is intended to supplement, but does not replace, the Initial Letter.

GENERAL

As stated in the Initial Letter, the 2009 Annual Meeting is scheduled to be held on or about April 29, 2009. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 18, 2009.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal; and

2. Six copies of <u>Exhibit A</u>, which include the Proposal.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intention to omit the Proposal from the Corporation's proxy materials for the 2009 Annual Meeting.

SUMMARY OF PROPOSAL

The Proposal asks the "board to take the steps necessary to amend our bylaws ***and*** each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings." (emphasis added) The Proposal further requires that the "bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board."

ADDITIONAL REASON FOR EXCLUSION OF PROPOSAL

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal if the proposal or its supporting statement is contrary to the Commission's proxy rules, including Rule 14a-9, which prohibits false and misleading statements in proxy soliciting materials and Rule 14a-4, which requires information included in a proxy statement to be clearly presented. The Division has consistently taken the position that stockholder proposals that are vague and indefinite are inherently misleading and thus may be omitted from a company's proxy materials under Rule 14a-8(i)(3). Staff Legal Bulletin No. 14B provides that a stockholder proposal may be omitted under Rule 14a-8(i)(3) where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." The Division has consistently deemed a proposal to be impermissibly vague or indefinite where the proposal calls for the company to adopt, consider or abide by a standard or set of standards established by a third party without describing the substantive provisions of the standards or guidelines. *See e.g., Smithfield Foods, Inc.* (July 18, 2003) (permitting exclusion of a proposal requesting management to prepare a report based on the "Global Reporting Initiatives guidelines" where the proposal did not contain a description of the guidelines).

In particular, the Division has concurred with the exclusion of numerous proposals seeking to amend a company's charter or bylaws because they were vague and indefinite. *See Alaska Air*

Group Inc. (April 11, 2007) (proposal requesting that the company's board amend the company's governing instruments to "assert, affirm and define the right of the owners of the company to set standards of corporate governance" was vague and indefinite) and *Peoples Energy Corp.* (December 10, 2004) (proposal requesting that the board amend the charter and by-laws "to provide that officers and directors shall not be indemnified from personal liability for acts or omissions involving gross negligence or 'reckless neglect'" was vague and indefinite). The Division has also found similar proposals submitted by John Chevedden on behalf of various proponents that were excludable under Rule 14a-8(i)(3) because they were vague and indefinite. *See Raytheon Co.* (March 28, 2008); *Office Depot Inc.* (February 25, 2008); *Mattel Inc.* (February 22, 2008); and *Exxon Mobil Corp.* (January 28, 2008) (all relating to proposals that the board of directors amend a company's "bylaws and [/or] any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting").

Proposals that are subject to misinterpretation, alternative interpretation or that contain internal inconsistencies have also been found to be excludable by the Division under Rule 14a-8. *See Bank of America Corp.* (June 18, 2007) (proposal calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees" as "vague and indefinite"); *Puget Energy, Inc.* (March 7, 2002) (proposal requesting that the company's board of directors "take the necessary steps to implement a policy of 'improved corporate governance'"); and *Fuqua Industries, Inc.* (March 12, 1991). In *Verizon Communications Inc.* (February 21, 2008) ("*Verizon Communications*"), a proposal was excludable as vague and indefinite where the proposed method for calculating a compensation award was inconsistent with the proposed maximum size limitation of compensation awards. The application of the two requirements (i.e., method for calculation and award size limitations) in *Verizon Communications* created inconsistent results because the method of calculation resulted in awards exceeding the maximum limit. In *Philadelphia Electric Co.* (July 30, 1992), a proposal was excludable because it was susceptible to multiple interpretations due to ambiguous syntax and grammar, was "so inherently vague and indefinite that neither the shareholders . . . nor the company . . . would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

The Proposal is poorly drafted and, as a result, neither the Corporation nor its stockholders can determine the measures requested by the Proposal. The Proposal itself is internally inconsistent. The Division's position with respect to the drafting of proposals is clear—proposals should be drafted with precision. *See Staff Legal Bulletin 14* and *Teleconference: Shareholder Proposals: What to Except in the 2002 Proxy Season* (November 26, 2001). In a November 26, 2001 teleconference, "*Shareholder Proposals. What to Expect in the 2002 Proxy Season,*" the Associate Director (Legal) of the Division (the "Associate Director") emphasized the importance of precision in drafting a proposal, citing Staff Legal Bulletin 14 ("SLB 14"). The Associate Director stated, "you really need to read the ***exact wording*** of the proposal . . . . We really wanted to explain that to folks, and we took a lot of time to make it very, very clear in [SLB 14]." (emphasis added)

Question B.6 of Staff Legal Bulletin 14 states that the Division's determination of no-action requests under Rule 14a-8 of the Exchange Act is based on, among other things, the "way in which a proposal is drafted." As a professional shareholder proponent, the Proponent should be expected to know the rules regarding precision in drafting proposals and should not be afforded any concessions due to imprecise wording of the Proposal. As discussed below, the Proposal includes the specific requirement that only stockholders holding 10% of the Corporation's shares may call a special meeting, which conflicts with the Proposal's general requirement that there be no exception or exclusion conditions.

The Proposal consists of two sentences that, when read together, are inconsistent. The first sentence requests that the Corporation's Board of Directors (the "Board") "take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings." In addition, the second sentence requires that "such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board." Notwithstanding the requirements of the second sentence, the amendment requested in the first sentence of the Proposal includes an express "exclusion condition" (i.e., that holders of less than 10% of the Company's outstanding common stock cannot call a special meeting of shareowners). In addition, under Delaware law, neither management nor a board is required to own 10% of the outstanding common stock as a condition on their authority to call a special meeting. Thus, the Proposal establishes an "exception" that would apply "only to shareowners but not to management and/or the board." Accordingly, the amendment requested in the first sentence of the Proposal is inconsistent with the requirements of the second sentence of the Proposal; neither the Corporation nor its stockholders can know what is being proposed or required.

In addition, as noted in the Initial Letter, the second sentence of the Proposal is itself so vague and ambiguous that it is impossible to ascertain what the Proposal requires. That sentence provides that "such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board." This language results in at least two reasonable interpretations. The first such interpretation was set forth in the Initial Letter. The second possible interpretation was put forth by Mr. Chevedden in his December 11, 2008 letter. The first interpretation is that the proposed amendment requires stockholders and management and/or the Board to be subject to identical conditions and exclusions with respect to the calling of special meetings (i.e., there can be no "exception or exclusion conditions" that apply only to stockholders but not to management and/or the board)."[1] The second interpretation, as posited by Mr. Chevedden in his December 11, 2008

[1] We note that the Proponent's statements support the first interpretation of the Proposal when he argues in his December 11, 2007 letter that the Proposal seeks equality among stockholders and management and the Board in the opportunity to call a special meeting.

letter, is that the Proposal does not restrict management's or the Board's right to call a special meeting and that the express exclusion condition set forth in the first sentence of the Proposal (i.e., the 10% ownership requirement) does not apply to management and/or the Board.

The Proposal is poorly drafted and the operative language of the Proposal is both self-contradictory and, with respect to the second sentence, subject to alternative interpretations. Moreover, neither the Corporation's stockholders nor its board would be able to determine with any certainty what actions the Corporation would be required to take in order to comply with the Proposal. Accordingly, we believe that the Proposal may be excluded in its entirety because it is vague and indefinite in violation of Rule 14a-8(i)(3).

CONCLUSION

On the basis of the foregoing and on behalf of the Corporation, we respectfully request the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2009 Annual Meeting. Based on the Corporation's timetable for the 2009 Annual Meeting, a response from the Division by February 3, 2009 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 704-378-4718 or, in my absence, Teresa M. Brenner, Associate General Counsel of the Corporation, at 704-386-4238.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Andrew A. Gerber

cc: Teresa M. Brenner
John Chevedden

HUNTON & WILLIAMS

EXHIBIT A

See attached.

HUNTON & WILLIAMS

HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

FILE NO: 46123.74

Rule 14a-8

December 9, 2008

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
101 F Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by Ray T. Chevedden

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as counsel to Bank of America Corporation, a Delaware corporation (the "Corporation"), we request confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits from its proxy materials for the Corporation's 2009 Annual Meeting of Stockholders (the "2009 Annual Meeting") the proposal described below for the reasons set forth herein. The statements of fact included herein represent our understanding of such facts.

GENERAL

The Corporation received a proposal and supporting statement dated October 20, 2008, as updated on November 17, 2008 (the "Proposal"), from Ray T. Chevedden (the "Proponent") for inclusion in the proxy materials for the 2009 Annual Meeting. The Proposal is attached hereto as **Exhibit A**. The 2009 Annual Meeting is scheduled to be held on or about April 29, 2009. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 18, 2009.

Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that

it may exclude the Proposal;

2. Six copies of the Proposal; and

3. Six copies of the opinion of Richards, Layton & Finger, P.A., Delaware counsel.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2009 Annual Meeting.

SUMMARY OF PROPOSAL

The Proposal asks the "board to take the steps necessary to amend our bylaws <u>and</u> each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings." (emphasis added) The Proposal further requires that the "bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board."

REASONS FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2009 Annual Meeting pursuant to Rules 14a-8(i)(2) and (i)(6). The Proposal may be excluded pursuant to Rule 14a-8(i)(2) because, if implemented, it would cause the Corporation to violate Delaware law. The Proposal may also be excluded pursuant to Rule 14a-8(i)(6) because the Corporation lacks the power to implement the Proposal.

1. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(2) because implementation of the Proposal would require the Corporation to violate Delaware law.

Rule 14a-8(i)(2) permits a company to exclude a stockholder proposal if implementation of the proposal would cause it to violate any state, federal or foreign law to which it is subject. The Corporation is incorporated under the laws of the State of Delaware. For the reasons set forth below and in the legal opinion regarding Delaware law from Richards, Layton & Finger, P.A., attached hereto as <u>**Exhibit B**</u> (the "RLF Opinion"), the Corporation believes that the Proposal is excludable under Rule 14a-8(i)(2) because, if implemented, the Proposal would cause the Corporation to violate the General Corporation Law of the State of Delaware (the "DGCL").

The first sentence of the Proposal requests that the Board of Directors of the Corporation (the "Board") "take the steps necessary" to amend the Corporation's Bylaws and each appropriate governing document to provide the holders of 10% of the Corporation's outstanding common stock with the power to call special meetings of stockholders. The second sentence of the Proposal provides that any "exception or exclusion conditions" applying to the stockholders' power to call a special meeting must also be applied to the Corporation's "management" or the Board. One "exception or exclusion condition" imposed on the stockholders' power to call special meetings under the Proposal is their holding 10% or more of the Corporation's outstanding common stock. Accordingly, the Proposal would have the effect of requiring the directors to hold at least 10% of the Corporation's outstanding common stock to call a special meeting of stockholders. As a result, for the reasons set forth below, the Proposal, if implemented, would violate the DGCL. This conclusion is supported by the RLF Opinion.

As noted in the RLF Opinion, Section 211(d) of the DGCL governs the calling of special meetings of stockholders. That subsection provides: "Special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws." Thus, Section 211(d) vests the board of directors of a Delaware corporation with the power to call special meetings, but gives the corporation the authority, through its certificate of incorporation or bylaws, to give other parties the right to call special meetings. The Proposal seeks to restrict the Board's power to call special meetings (other than through an ordinary process-based bylaw). Such limitation, however, cannot be implemented through the Corporation's Bylaws. Section 141(a) of the DGCL expressly provides that if there is to be any deviation from the general mandate that the board of directors manage the business and affairs of the corporation, such deviation must be provided in the DGCL or a company's certificate of incorporation. The Corporation's Certificate of Incorporation does not provide for any limitations on the Board's power to call special meetings, and, unlike other provisions of the DGCL that allow a board's statutory authority to be modified through the bylaws, Section 211(d) does not provide that the board's power to call special meetings may be modified through the bylaws. *See* 8 Del. C. § 211(d). Further, as discussed in the RLF Opinion, "the phrase 'except as otherwise provided in this chapter' set forth in Section 141(a) [of the DGCL] does not include bylaws adopted pursuant to Section 109(b) of the [DGCL] that could disable the board entirely from exercising its statutory power." A long line of Delaware case law discusses the implicit distinction found in Section 141 of the DGCL between the roles of stockholders and directors. In Aronson v. Lewis, the Delaware Supreme Court stated, "[a] cardinal precept of the [DGCL] is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805 (Del. 1984). *See also*, McMullin v. Beran, 765 A.2d 910, 916 (Del. 2000); Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281, 1291 (Del. 1998). Thus, the Proposal, which seeks to amend the Corporation's Bylaws to include a provision conditioning the Board's power to call special

meetings on the directors' ownership of at least 10% of the outstanding common stock, would, if implemented, violate the DGCL.

Because the Proposal seeks to modify or eliminate a "core" power of the Board, the Proposal may not be implemented through the Corporation's Certificate of Incorporation. Section 102(b)(1) of the DGCL provides that a certificate of incorporation may not contain any provisions contrary to the laws of the State of Delaware. As further explained in the RLF Opinion, any provision adopted pursuant to Section 102(b)(1) that is contrary to Delaware law would be invalid. *See* Sterling v. Mayflower Hotel Corp., 93 A.2d 107, 118 (Del. 1952). Recently, in Jones Apparel Group, Inc. v. Maxwell Shoe Co., the Court suggested that certain statutory rights involving "core" director duties may not be modified or eliminated through a certificate of incorporation. Jones Apparel Group, Inc. v. Maxwell Shoe Co., 883 A.2d 837 (Del. Ch. 2004). In this case, the Court indicated that certain powers vested in the board, particularly those touching upon the directors' discharge of their fiduciary duties, are fundamental to the proper functioning of the corporation and therefore cannot be modified or eliminated. *Id.* at 852.

As discussed in the RLF Opinion, the board's statutory power to call special meeting without limitation or restriction under Section 211(d) of the DGCL is a "core" power reserved to the board. The RLF Opinion states that "[c]onsequently, any provision of a certificate of incorporation purporting to infringe upon that fundamental power (other than an ordinary process-based limitation) would be invalid." While a certificate of incorporation and/or bylaws may expand the ability of directors or other persons to call special meetings, a certificate of incorporation and/or bylaws may not limit the express power of the board of directors to call special meetings in the manner proposed in the Proposal.

Finally, as the RLF Opinion notes,

> the "savings clause" that purports to limit the mandates of the Proposal "to the fullest extent permitted by state law" is a nullity. The "savings clause" does not resolve the conflict between the charter provision contemplated by the Proposal and the dictates of the General Corporation Law. Section 211(d), read together with Sections 102(b)(1) and 109(b), allows for no limitations on the board's power to call a special meeting (other than ordinary process-based limitations); thus, there is no "extent" to which the restriction on that power contemplated by the Proposal would otherwise be permitted by state law. In our view, the "savings clause" does little more than acknowledge that the Proposal, if implemented, would be invalid under the [DGCL].

(footnote omitted) Accordingly, for the reasons set forth above and as supported by the RLF Opinion, the Corporation believes the Proposal is excludable pursuant to Rule 14a-8(i)(2) because implementation of the Proposal would cause the Corporation to violate applicable state law.

2. *The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(6) because it lacks the power and authority to implement the Proposal.*

Rule 14a-8(i)(6) provides that a company may omit a proposal "if the company would lack the power or authority to implement the proposal." The discussion set forth in section 1 above is incorporated herein. As noted above, the Proposal cannot be implemented without violating Delaware law and accordingly, the Corporation lacks the power and authority to implement the Proposal. The Division has consistently permitted the exclusion of stockholder proposals pursuant to Rule 14a-8(i)(6) if a proposal would require the company to violate the law. *See Xerox Corporation* (February 23, 2004) and *SBC Communications Inc.* (January 11, 2004). Based on the foregoing, the Corporation lacks the power and legal authority to implement the Proposal and thus, the Proposal may be excluded under Rule 14a-8(i)(6).

CONCLUSION

On the basis of the foregoing and on behalf of the Corporation, we respectfully request the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2009 Annual Meeting. Based on the Corporation's timetable for the 2009 Annual Meeting, a response from the Division by February 3, 2009 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 704-378-4718 or, in my absence, Teresa M. Brenner, Associate General Counsel of the Corporation, at 704-386-4238.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Andrew A. Gerber

cc: Teresa M. Brenner
John Chevedden

HUNTON & WILLIAMS

EXHIBIT A

Ray T. Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Kenneth D. Lewis
Chairman
Bank of America Corporation (BAC)
Bank of America Corporate Center Fl 18
100 N Tryon St
Charlotte NC 28255
PH: 800 333-6262
PH: 704-386-5972

NOV. 17, 2008 UPDATE

Rule 14a-8 Proposal

Dear Mr. Lewis,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 *** to facilitate prompt and verifiable communications.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Ray T. Chevedden 10-19-08

Ray T. Chevedden Date

Ray T. Chevedden and Veronica G. Chevedden Family Trust 050490

Shareholder

cc: Alice A. Herald
Corporate Secretary
PH: 704-386-1621
FX: 704-386-1670
FX: 704-719-8043
Kristin Oberheu <Kristin.M.Oberheu@bankofamerica.com>
FX: 704-409-0985

[BAC: Rule 14a-8 Proposal, October 20, 2008, Updated November 17, 2008]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of Ray T. Chevedden

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

Fidelity and Vanguard have supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favor this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, take special meeting rights into consideration when assigning company ratings.

Merck (MRK) shareholders voted 57% in favor of a proposal for 10% of shareholders to have the right to call a special meeting. This proposal topic also won from 55% to 69%-support (based on 2008 yes and no votes) at the following companies:

Entergy (ETR)	55%	Emil Rossi (Sponsor)
International Business Machines (IBM)	56%	Emil Rossi
Kimberly-Clark (KMB)	61%	Chris Rossi
CSX Corp. (CSX)	63%	Children's Investment Fund
Occidental Petroleum (OXY)	66%	Emil Rossi
FirstEnergy Corp. (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:
Ray T. Chevedden, *** FISMA & OMB Memorandum M-07-16 *** submitted this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

HUNTON & WILLIAMS

EXHIBIT B

RICHARDS
LAYTON &
FINGER

December 8, 2008

Bank of America Corporation
Bank of America Corporate Center Fl 18
100 N Tryon St
Charlotte, NC 28255

Re: Stockholder Proposal Submitted by Ray T. Chevedden

Ladies and Gentlemen:

We have acted as special Delaware counsel to Bank of America Corporation, a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by Ray T. Chevedden (the "Proponent") that the Proponent intends to present at the Company's 2009 annual meeting of stockholders (the "Annual Meeting"). In this connection, you have requested our opinion as to a certain matter under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For the purpose of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Amended and Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware (the "Secretary of State") on April 28, 1999, as amended by the Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Company, as filed with the Secretary of State on March 29, 2004 (collectively, the "Certificate of Incorporation");

(ii) the Bylaws of the Company, as amended on January 24, 2007 (the "Bylaws"); and

(iii) the Proposal and the supporting statement thereto.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified,

conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

The Proposal

The Proposal reads as follows:

> RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Discussion

You have asked our opinion as to whether implementation of the Proposal would violate Delaware law. For the reasons set forth below, in our opinion, implementation of the Proposal by the Company would violate the General Corporation Law.

The first sentence of the Proposal requests that the Board of Directors of the Company (the "Board") "take the steps necessary" to amend the Bylaws and/or Certificate of Incorporation to provide the holders of 10% of the Company's outstanding common stock with the power to call special meetings of stockholders. The second sentence of the Proposal provides that any "exception or exclusion conditions" applying to the stockholders' power to call a special meeting must also be applied to the Company's "management" or the Board. One "exception or exclusion condition" imposed on the stockholders' power to call special meetings under the Proposal is their holding 10% or more of the Company's outstanding common stock. As applied equally to the Board pursuant to the language of the Proposal, this exception would require the directors to hold at least 10% of the Company's outstanding common stock to call a special meeting of stockholders. For purposes of this opinion, we have assumed that the Proposal would be read to have this effect. Notably, the Proposal does not seek to impose a process-based limitation on the Board's power to call special meetings (e.g., requiring unanimous Board approval to call special meetings), but instead purports to preclude the Board from calling special

meetings unless the directors have satisfied an external condition—namely, the ownership of 10% of the Company's outstanding common stock—that is unrelated to the process through which the Board makes decisions. As a result of this restriction, for the reasons set forth below, the Proposal, if implemented, would violate the General Corporation Law.

Section 211(d) of the General Corporation Law governs the calling of special meetings of stockholders. That subsection provides: "Special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws." 8 Del. C. § 211(d). Thus, Section 211(d) vests the board of directors with the power to call special meetings, but gives the corporation the authority, through its certificate of incorporation or bylaws, to give other parties the right to call special meetings. In considering whether implementation of the Proposal would violate the General Corporation Law, the relevant question is whether a provision conditioning the Board's power to call special meetings on the directors' ownership of at least 10% of the outstanding common stock would be valid if included in the Certificate of Incorporation or Bylaws. In our opinion, such a provision, whether included in the Certificate of Incorporation or Bylaws, would be invalid.

A. The Provision Contemplated by the Proposal May Not Be Validly Included in the Bylaws.

Because the Proposal seeks to restrict the Board's power to call special meetings (other than through an ordinary process-based bylaw)[1], the Proposal could not be implemented through the Bylaws. The directors of a Delaware corporation are vested with the power and authority to manage the business and affairs of the corporation. Section 141(a) of the General Corporation Law provides, in relevant part, as follows:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of

[1] The Delaware courts have distinguished "process-oriented" bylaws regulating the procedures through which board decisions are made from bylaws that purport to intrude upon the board's substantive decision-making authority. See CA, Inc. v. AFSCME Employees Pension Plan, 953 A.2d 227, 234-35 (Del. 2008) (footnotes omitted) ("It is well-established Delaware law that a proper function of bylaws is not to mandate how the board should decide specific substantive business decisions, but rather, to define the process and procedures by which those decisions are made. . . . Examples of the procedural, process-oriented nature of bylaws are found in both the DGCL and the case law. For example, 8 Del. C. § 141(b) authorizes bylaws that fix the number of directors on the board, the number of directors required for a quorum (with certain limitations), and the vote requirements for board action. 8 Del. C. § 141(f) authorizes bylaws that preclude board action without a meeting.").

> directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

8 Del. C. § 141(a) (emphasis added). Section 141(a) expressly provides that if there is to be any deviation from the general mandate that the board of directors manage the business and affairs of the corporation, such deviation must be provided in the General Corporation Law or the certificate of incorporation. Id.; see, e.g., Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966). The Certificate of Incorporation does not provide for any limitations on the Board's power to call special meetings, and, unlike other provisions of the General Corporation Law that allow the Board's statutory authority to be modified through the bylaws,[2] Section 211(d) does not provide that the board's power to call special meetings may be modified through the bylaws. See 8 Del. C. § 211(d). Moreover, the phrase "except as otherwise provided in this chapter" set forth in Section 141(a) does not include bylaws adopted pursuant to Section 109(b) of the General Corporation Law that could disable the board entirely from exercising its statutory power. In CA, Inc. v. AFSCME Employees Pension Plan, 953 A.2d 227, 234-35 (Del. 2008), the Delaware Supreme Court, when attempting to determine "the scope of shareholder action that Section 109(b) permits yet does not improperly intrude upon the directors' power to manage [the] corporation's business and affairs under Section 141(a)," indicated that while reasonable bylaws governing the board's decision-making process are generally valid, those purporting to divest the board entirely of its substantive decision-making power and authority are not. See id. ("It is well-established Delaware law that a proper function of bylaws is not to mandate how the board should decide specific substantive business decisions, but rather, to define the process and procedures by which those decisions are made.... Traditionally, the bylaws have been the corporate instrument used to set forth the rules by which the corporate board conducts its business.").

The Court's observations in CA are consistent with the long line of Delaware cases highlighting the distinction implicit in Section 141(a) of the General Corporation Law between the role of stockholders and the role of the board of directors. As the Delaware Supreme Court has stated, "[a] cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984). See also McMullin v. Beran, 765 A.2d 910, 916 (Del. 2000) ("One of the fundamental principles of the Delaware General Corporation Law statute is that the business affairs of a corporation are managed by or under the direction of its board of directors.") (citing 8 Del. C. § 141(a)); Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281, 1291 (Del. 1998) ("One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation.") (footnote omitted). The rationale for these statements is as follows:

---

[2] For example, Section 141(f) authorizes the board to act by unanimous written consent "[u]nless otherwise restricted by the certificate of incorporation or bylaws." See 8 Del. C. § 141(f).

> Stockholders are the equitable owners of the corporation's assets. However, the corporation is the legal owner of its property and the stockholders do not have any specific interest in the assets of the corporation. Instead, they have the right to share in the profits of the company and in the distribution of its assets on liquidation. Consistent with this division of interests, the directors rather than the stockholders manage the business and affairs of the corporation and the directors, in carrying out their duties, act as fiduciaries for the company and its stockholders.

Norte & Co. v. Manor Healthcare Corp., C.A. Nos. 6827, 6831, slip op. at 9 (Del. Ch. Nov. 21, 1985) (citations omitted); see also Paramount Communications Inc. v. Time Inc., C.A. Nos. 10866, 10670, 10935, slip op. at 77-78 (Del. Ch. July 14, 1989), aff'd, 571 A.2d 1140 (Del. 1989) ("The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares.").[3] Because the bylaw contemplated by the Proposal would go well beyond governing the process through which the Board determines whether to call special meetings -- in fact, it would potentially have the effect of disabling the Board from exercising its statutorily-granted power to call special meetings -- such bylaw would be invalid under the General Corporation Law.

B. The Provision Contemplated by the Proposal May Not Be Validly Included in the Certificate of Incorporation.

Because the Proposal seeks to modify or eliminate a "core" power of the Board, the Proposal may not be implemented through the Certificate of Incorporation. Section 102(b)(1) of the General Corporation Law provides that a certificate of incorporation may contain:

> Any provision for the management of the business and for the conduct of the affairs of the corporation, and any provision creating, defining, limiting and regulating the powers of the corporation, the directors, and the stockholders, or any class of the stockholders . . . ; if such provisions are not contrary to the laws of [the State of Delaware].

[3] But see UniSuper Ltd. v. News Corp., 2005 WL 3529317 (Del. Ch. Dec. 20, 2005). In that case, the Court held that a board of directors could agree, by adopting a board policy and promising not to subsequently revoke the policy, to submit the final decision whether to adopt a stockholder rights plan to a vote of the corporation's stockholders. The board's voluntary agreement to contractually limit its discretion in UniSuper, however, is distinguishable from the instant case. The bylaw contemplated by the Proposal, if adopted by the stockholders and implemented, would potentially result in stockholders divesting the Board of its statutory power to call special meetings.

8 Del. C. § 102(b)(1) (emphasis added). Thus, a corporation's ability to curtail the directors' powers through the certificate of incorporation is not without limitation. Any provision adopted pursuant to Section 102(b)(1) that is otherwise contrary to Delaware law would be invalid. In Sterling v. Mayflower Hotel Corp., 93 A.2d 107, 118 (Del. 1952), the Court found that a charter provision is "contrary to the laws of [Delaware]" if it transgresses "a statutory enactment or a public policy settled by the common law or implicit in the General Corporation Law itself."

The Court in Loew's Theatres, Inc. v. Commercial Credit Co., 243 A.2d 78, 81 (Del. Ch. 1968), adopted this view, noting that "a charter provision which seeks to waive a statutory right or requirement is unenforceable." More recently, the Court in Jones Apparel Group, Inc. v. Maxwell Shoe Co., 883 A.2d 837 (Del. Ch. 2004), suggested that certain statutory rights involving "core" director duties may not be modified or eliminated through the certificate of incorporation. The Jones Apparel Court observed:

> [Sections] 242(b)(1) and 251 do not contain the magic words ["unless otherwise provided in the certificate of incorporation"] and they deal respectively with the fundamental subjects of certificate amendments and mergers. Can a certificate provision divest a board of its statutory power to approve a merger? Or to approve a certificate of amendment? Without answering those questions, I think it fair to say that those questions inarguably involve far more serious intrusions on core director duties than does [the provision at issue]. I also think that the use by our judiciary of a more context- and statute-specific approach to police "horribles" is preferable to a sweeping rule that denudes § 102(b)(1) of its utility and thereby greatly restricts the room for private ordering under the DGCL.

Id. at 852. While the Court in Jones Apparel recognized that certain provisions for the regulation of the internal affairs of the corporation may be made subject to modification or elimination through the private ordering system of the certificate of incorporation and bylaws, it indicated that other powers vested in the board—particularly those touching upon the directors' discharge of their fiduciary duties—are so fundamental to the proper functioning of the corporation that they cannot be so modified or eliminated. Id.

The structure of, and legislative history surrounding, Section 211(d) confirm that the board's statutory power to call special meetings, without limitation or restriction, is a "core" power reserved to the board. Consequently, any provision of the certificate of incorporation purporting to infringe upon that fundamental power (other than an ordinary process-based limitation) would be invalid. As noted above, Section 211(d) provides that "[s]pecial meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws." Section 211(d) was adopted in 1967 as part of the wholesale revision of the General Corporation Law. In the review of Delaware's corporate law prepared for the committee tasked with submitting the revisions, it was

noted, in respect of then-proposed Section 211(d), "[m]any states specify in greater or less detail who may call special stockholder meetings," and it was "suggested that the common understanding be codified by providing that special meetings may be called by the board of directors or by any other person authorized by the by-laws or the certificate of incorporation." Ernest L. Folk, III, Review of the Delaware Corporation Law for the Delaware Corporation Law Revision Committee, at 112 (1968). It was further noted that "it is unnecessary (and for Delaware, undesirable) to vest named officers, or specified percentages of shareholders (usually 10%), with statutory, as distinguished from by-law, authority to call special meetings . . ." Id. The language of the statute, along with the gloss provided by the legislative history, clearly suggests that the power to call special meetings is vested by statute in the board, without limitation, and that other parties may be granted the right to do so through the certificate of incorporation and bylaws. While the certificate of incorporation and/or bylaws may expand the statutory default with regard to the calling of special meetings (i.e., parties other than the board of directors may be authorized to call special meetings), the certificate of incorporation and/or bylaws may not limit the express power of the board of directors to call special meetings, except through ordinary process-based limitations.

That the board of directors' power to call special meetings must remain unfettered (other than through ordinary process-based limitations)[4] is consistent with the most fundamental precept of the General Corporation Law: the board of directors is charged with a fiduciary duty to manage the business and affairs of the corporation. That duty may require the board of directors to call a special meeting at any time (regardless of the directors' ownership of the corporation's then-outstanding stock) to present a significant matter to a vote of the stockholders. Indeed, the Delaware courts have indicated that the calling of special meetings is one of the principal acts falling within the board's duty to manage the business and affairs of the corporation. See Campbell v. Loew's, Inc., 134 A.2d 852, 856 (Del. Ch. 1957) (upholding a bylaw granting the corporation's president the power to call special meetings and noting that the grant of such power did "not impinge upon the statutory right and duty of the board to manage the business of the corporation"). "[T]he fiduciary duty of a Delaware director is unremitting," Malone v. Brincat, 722 A.2d 5, 10 (Del. 1998). It does not abate during those times when the directors fail to meet a specified stock-ownership threshold. As the Delaware Supreme Court has stated, "[a] cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson, 473 A.2d at 811. See also Quickturn Design, 721 A.2d at 1291 ("One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation.") (footnote omitted).

Finally, the "savings clause" that purports to limit the mandates of the Proposal "to the fullest extent permitted by state law" is a nullity. The "savings clause" does not resolve the conflict between the charter provision contemplated by the Proposal and the dictates of the General Corporation Law. Section 211(d), read together with Sections 102(b)(1) and 109(b),

---

[4] See supra, n. 1.

allows for no limitations on the board's power to call a special meeting (other than ordinary process-based limitations)[5]; thus, there is no "extent" to which the restriction on that power contemplated by the Proposal would otherwise be permitted by state law. In our view, the "savings clause" does little more than acknowledge that the Proposal, if implemented, would be invalid under the General Corporation Law.

Conclusion

Based upon and subject to the foregoing, and subject to the limitations stated herein, it is our opinion that the Proposal, if adopted by the stockholders and implemented by the Board, would be invalid under the General Corporation Law.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the SEC in connection with the matters addressed herein and that you may refer to it in your proxy statement for the Annual Meeting, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

CSB/TNP

[5] See supra, n. 1.

HUNTON & WILLIAMS

EXHIBIT B

See attached.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

December 11, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Bank of America Corporation (BAC)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareholder Meetings
Ray T. Chevedden

Ladies and Gentlemen:

This is the first response to the company December 9, 2008 no action request regarding this rule 14a-8 proposal with the following resolved statement:

Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

The second sentence of the proposal states, "This [special shareholder meeting bylaw amendment to give holders of 10% of outstanding common stock the power to call special shareowner meetings] includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board."

The company seems to read the proposal backwards. The primary purpose of this proposal is to give shareholders a real opportunity to call a special meeting as opposed to a hamstrung opportunity. For instance this proposal seeks to avoid an amendment that gives shareholders a right to call a special meeting yet excludes shareholders only from calling a special meeting to elect a director(s).

There is no text in the proposal that objects to the board having the power to call a special meeting or argues that the board's right to call a special meeting needs to be restricted. The company does not state that any other text in the proposal purportedly supports its backward read of the meaning of the resolved statement. It is believed the proposal seeks a certain equality (to the fullest extent permitted by state law) in opportunity to call a special meeting for shareholders and the board.

If the company insists on reading a backward and unintended meaning into the proposal, the

phrase "(to the fullest extent permitted by state law)" would prevent this proposal from having any impact on the right of the board to call a special meeting.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Ray T. Chevedden

Kristin Oberheu <Kristin.M.Oberheu@bankofamerica.com>

[BAC: Rule 14a-8 Proposal, October 20, 2008, Updated November 17, 2008]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of Ray T. Chevedden

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

Fidelity and Vanguard have supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favor this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, take special meeting rights into consideration when assigning company ratings.

Merck (MRK) shareholders voted 57% in favor of a proposal for 10% of shareholders to have the right to call a special meeting. This proposal topic also won from 55% to 69%-support (based on 2008 yes and no votes) at the following companies:

Entergy (ETR)	55%	Emil Rossi (Sponsor)
International Business Machines (IBM)	56%	Emil Rossi
Kimberly-Clark (KMB)	61%	Chris Rossi
CSX Corp. (CSX)	63%	Children's Investment Fund
Occidental Petroleum (OXY)	66%	Emil Rossi
FirstEnergy Corp. (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:
Ray T. Chevedden, *** FISMA & OMB Memorandum M-07-16 *** submitted this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

EXHIBIT F

HUNTON& WILLIAMS

HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

FILE NO: 46123.74

December 18, 2008

Via Electronic Delivery(SMA & OMB Memorandum M-07-16 ***
Delivery Receipt Requested

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: Shareholder Proposal Regarding Independent Lead Director
Shareholder Proposal Regarding Special Shareowner Meetings
Shareholder Proposal Regarding Say on Executive Pay
Shareholder Proposal Regarding Cumulative Voting
Each Submitted to Bank of America Corporation Via a Nominal Proponent

Dear Mr. Chevedden:

Our client, Bank of America Corporation (the "Corporation") received the following proposals for inclusion in the Corporation's 2009 annual proxy statement. The date, subject matter and certain proponent information with respect to each proposal is set forth below:

Proposal Date	Subject Matter of Proposal	Actual Proponent	Nominal Proponent
October 17, 2008	Say on Executive Pay	John Chevedden	Kenneth Steiner
October 17, 2008	Cumulative Voting	John Chevedden	Nick Rossi
November 3, 2008	Independent Lead Director	John Chevedden	William Steiner
November 17, 2008(a)	Special Shareowner Meetings	John Chevedden	Ray T. Chevedden

(a) Originally dated October 20, 2008 and revised on November 17, 2008.

Based on the facts set forth in no-action letters recently filed with the Securities and Exchange Commission ("SEC") and looking at the facts surrounding your current submissions, as well as your historical submissions and communications with the Corporation and other public companies, the Corporation believes that the four proposals identified above, submitted through the nominal proponents identified above, may in fact, have been submitted by you as the true proponent. In order to properly consider your request to include any of these proposals, and in accordance with Rule 14a-8 of

the Securities Exchange Act of 1934, as amended ("Rule 14a-8"), we hereby inform you of a certain eligibility or procedural defect in the submissions identified above, as described herein. For your convenience, I have included a copy of Rule 14a-8 with this letter.

First, you do not appear to be a record owner of common stock on the Corporation's books and records. In accordance with applicable rules of the SEC, please send a written statement from the "record" holder of your stock, verifying that, at the time each proposal was submitted you held at least $2,000 in market value of the Corporation's common stock and that such stock had continuously been held for at least one year. Please note that the required ownership documentation must be received **within 14 calendar days** of your receipt of this letter.

Second, Rule 14a-8(c) provides that a shareholder may submit no more than one proposal for a particular shareholder meeting. We believe you have submitted four proposals for inclusion in the 2009 annual proxy statement. Accordingly, as required by Rule 14a-8(c) and Rule 14a-8(f), **within 14 calendar days** after receipt of this letter, please revise your submission so that you are submitting only one proposal.

We understand that this request may be viewed by you as untimely. However, given the Corporation's recent determination that you are the actual proponent of these four proposals and looking to the relative equities of the parties involved, we do not believe that this letter should be treated by you as untimely and we encourage your prompt compliance with the requests made herein. We intend to request that the SEC's Division of Corporation Finance waive any potential delay in our compliance with Rule 14a-8.

In asking you to provide the foregoing information, the Corporation does not relinquish its right to later object to including your proposal on related or different grounds pursuant to applicable SEC rules.

Please send the requested documentation to me at the United States mail or email address above, with a copy to Kristin Marie Oberheu, Bank of America Corporation, NC1-002-29-01, 101 South Tryon Street, Charlotte, NC 28255.

Very truly yours,

Andrew A. Gerber

CC: Kristin Marie Oberheu

Attachment

Dawson, Janet K.

From: POSTMASTER
Sent: Thursday, December 18, 2008 6:28 PM
To: Dawson, Janet K.
Subject: Delivery Status Notification (Relay)

Attachments: ATT757911.txt; Bank of America - Letter

ATT757911.txt (490 B) **Bank of America - Letter**

This is an automatically generated Delivery Status Notification.

Your message has been successfully relayed to the following recipients, but the requested delivery status notifications may not be generated by the destination.

*** FISMA & OMB Memorandum M-07-16 ***

Dawson, Janet K.

From: Dawson, Janet K.
Sent: Friday, December 19, 2008 2:14 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: 'Oberheu, Kristin M -Legal'; Gerber, Andrew
Subject: Bank of America - Letter
Attachments: DOC002.PDF

Mr. Chevedden,

In addition to the requests made in our letter to you dated December 18, 2008, a copy of which is attached, we also make the following request:

Under Rule 14a-8(b), you must also provide us with a written statement that you intend to continue to hold your securities through the date of the 2009 meeting of shareholders. We must receive your written statement **within 14 calendar days** of your receipt of this letter. We refer you back to the copy of Rule 14a-8 included in the attached letter.

Please confirm receipt of this email.

Sincerely,
Janet Dawson

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HUNTON& WILLIAMS

Janet Dawson
Associate
jdawson@hunton.com

Hunton & Williams LLP
Bank of America Plaza, St 3500
101 South Tryon St
Charlotte, NC 28280
Phone: (704) 378-4829
Fax: (704) 331-4231
www.hunton.com

Dawson, Janet K.

From: POSTMASTER
Sent: Friday, December 19, 2008 2:13 PM
To: Dawson, Janet K.
Subject: Delivery Status Notification (Relay)

Attachments: ATT768655.txt; Bank of America - Letter

ATT768655.txt (490 B) **Bank of America - Letter**

This is an automatically generated Delivery Status Notification.

Your message has been successfully relayed to the following recipients, but the requested delivery status notifications may not be generated by the destination.

*** FISMA & OMB Memorandum M-07-16 ***